File No.: 82-34801

PaulHastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

RECEIVED

2007 JUL 10 P 3:21

011-81-3-6229-6014
howardcheng@paulhastings.com

[redacted]

07025107

SUPPL

July 5, 2007

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

BEST AVAILABLE COPY

LEGAL_JP # 73210.23

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JUNE 21, 2007

July 4, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Notice of Commencement of Tender Offer for the Shares of PENTAX Corporation dated July 2, 2007 (Exhibit 1). Japanese original, submitted to Tokyo Stock Exchange on July 2, 2007, is also attached (Exhibit 6).

2. Tender Offer Registration Statement dated July 3, 2007 (Exhibit 2). Japanese original, submitted to Director General of the Kanto Local Finance Bureau on July 3, 2007, is also attached (Exhibit 7).

3. Public Notice of Commencement of Tender Offer dated July 3, 2007 (Exhibit 3). Japanese original, submitted to Director General of the Kanto Local Finance Bureau on July 3, 2007, is also attached (Exhibit 8).

4. Public Notice of Commencement of Tender Offer dated July 3, 2007 (Exhibit 4) published on Japanese Newspaper Nikkei Shimbun of July 3, 2007. The photocopy of Japanese original is also attached (Exhibit 9).

5. Public Notice of Commencement of Tender Offer dated July 3, 2007 (Exhibit 5) published on American Newspaper Wall Street Journal of July 3, 2007. The photocopy of English original is attached.

B. JAPANESE LANGUAGE DOCUMENTS

1. Notice of Commencement of Tender Offer for the Shares of PENTAX Corporation dated July 2, 2007 (Exhibit 6) submitted to Tokyo Stock Exchange on July 2, 2007. English translation is also attached (Exhibit 1).

2. Tender Offer Registration Statement dated July 3, 2007 (Exhibit 7) submitted to Director General of the Kanto Local Finance Bureau on July 3, 2007. English translation is also attached (Exhibit 2).

3. Public Notice of Commencement of Tender Offer dated July 3, 2007 (Exhibit 8) submitted to Director General of the Kanto Local Finance Bureau on July 3, 2007. English translation is also attached (Exhibit 3).

4. Public Notice of Commencement of Tender Offer dated July 3, 2007 (Exhibit 9) published on Japanese Newspaper Nikkei Shimbun of July 3, 2007. English translation is also attached (Exhibit 4).

RECEIVED
2007 JUL 10 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2, 2007

Company Name: HOYA CORPORATION
Representative: Hiroshi Suzuki
President and CEO
(TSE Code: 7741)
Contact: Manager of Corporate Communications
Naoji Ito
Telephone: 03-3952-1160

Notice of Commencement of Tender Offer for the Shares of PENTAX Corporation

HOYA Corporation (the "Company" or the "Tender Offeror") announces that it determined in accordance with a decision of the representative executive officer dated July 2, 2007 to acquire (1) the common stock of PENTAX Corporation (Code: 7750, the first section of the Tokyo Stock Exchange; the "Target" or "PENTAX"), (2) the yen-denominated Convertible Bonds with Share Subscription Warrants (*shinkabu yoyaku ken*) issued in accordance with a resolution of the Target's board of directors' meeting held on October 14, 2003 (the "PENTAX Bonds with Share Subscription Warrants"), and (3) PENTAX First Series Share Subscription Warrants (*shinkabu yoyaku ken*) (the "PENTAX Share Subscription Warrants") which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and an approval of the Target's annual general meeting of shareholders held on June 24, 2005, through the tender offer (the "Tender Offer"). If the Tender Offeror fails to acquire all shares of the Target's common stock by the Tender Offer, the Tender Offeror contemplates causing the Target to be its wholly owned subsidiary by any appropriate transaction.

1. Purpose of the Tender Offer

(1) Background of the Tender Offer

The Tender Offeror started as an optical glass manufacturer. Since its inception, the Tender Offeror has been diversifying its business by leveraging its optical material technologies and precision processing technologies. The Tender Offeror has successfully built a global niche market through aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, the Tender Offeror has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The Tender Offeror has also established a leading position in the eye care area, including eyeglass lenses. The Tender Offeror continues to cultivate new business areas, in particular medical-related area as a key factor for further growth which are positioned as mid- to long term core growth drivers, and has initiated the global business development of intraocular lenses used for surgical treatment of cataracts.

The expertise of the Target stems from its long-accumulated know-how attained through the development and manufacture of cameras and lenses. The Target has successfully adopted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, the Target has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In the optical components business, the Target has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses and has also built a strong global brand of digital cameras in its imaging system division.

As to the adoption of optical technologies to the medical area, the Tender Offeror and the Target have been developing advanced medical products such as endoscope diagnostics, minimally invasive surgical technologies and bionic materials including new ceramics and intraocular lenses. While the market in this area is expanding globally with further growth expected, competition has also been increasing globally. In order to continue delivering growth in this market, both companies recognize that it is critical to establish advantages in technology through research and development and mergers and acquisition activities and to build a global marketing system under which activities to spread technology and methods of new diagnosis and treatment will be performed together with patients and medical experts. Large investments would be required to achieve such product development and global marketing activities. The Tender Offeror believes that it would be possible to accelerate the growth of the Tender Offeror and the Target in this area if the Tender Offeror's ample cash flow is selectively appropriated to this area and the Tender Offeror offers its know-how attained from its global development of the eye care business to the Target.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing optical manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this area. In order to maintain growth in this environment, it is necessary to be distinguished from competitors by reinforcing cost competitiveness by lowering production costs and by increasing added value focusing on technologies. To that end, a qualitative transformation of our business structure would be required. In optical equipment and related materials, we believe that, if the Target's optical design and processing technologies and the Tender Offeror's optical material development and precision processing technologies and mass production capability of optical lenses are vertically integrated, we could become the only optical manufacturer in the global market having the ability of creating new optical module system products.

The Tender Offeror and the Target have reached a common understanding as described above after several discussions over a long-term period since spring 2006. Both companies have recognized the need to integrate, as a best business partner, each other's respective strengths in various areas to build a firm business structure and accelerate business growth by establishing a system which would allow us to allocate management resources focusing on strategic areas. On December 21, 2006, the Tender Offeror and the Target executed the Basic Understanding Regarding Merger (the "Basic Understanding"). Since then, the Tender Offeror and the Target held discussions aiming to enter into the definitive merger agreement in early April 2007. Since the execution of the Basic Understanding through early April 2007, both companies, with participation of their respective representatives and responsible directors as well as many members of mainly the headquarter division, proceeded preparations necessary for integration and examined the organizational operation after integration. The Tender Offeror understands that the employees of both companies did not have any differences of understanding in any material respect with respect to the preparations for the integration which might impede the integration as they proceeded with the discussions. However, the Tender Offeror was informed by the Target that the Target would have to abandon the planned merger as a result of comprehensively considering both internal and external conditions including shareholders. As stated in the Tender Offeror's press release dated April 23, 2007 entitled "Regarding Continuation of Discussion on Takeover Offer to PENTAX," the Tender Offeror found that it would be practically difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the circumstances of certain shareholders of the Target as well as the existing agreements between the Target and the third parties. Under such circumstances, the Tender Offeror officially proposed to the Target to begin discussion regarding a tender offer in which the Tender Offeror purchases all shares of the Target for cash as an alternative measure in order to achieve management integration between both companies in the manner of the tender offer, pursuant to the provisions of the Basic Understanding prescribing that, if the management

integration through the merger becomes practically difficult, both companies shall promptly and faithfully discuss any alternative for management integration based on the purpose and spirit set forth in the Basic Understanding. Both companies already examined such tender offer and continued to discuss it under the Basic Understanding. As a result, the Tender Offeror and the Target reached an agreement on May 31, 2007 as follows: (a) they confirm their understanding that the management integration of both companies would contribute to the increase of the corporate value of the Tender Offeror and the Target, as understood at the time of the execution of the Basic Understanding; (b) with respect to the manner of the integration of management, first the Tender Offeror will conduct the tender offer for all shares of the Target; and (c) thereafter, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror will become an wholly owning parent company of the Target through a share exchange or other appropriate business reorganization transaction following the Tender Offer so that the management of both companies will be integrated. Subsequently, on June 15, 2007, the Tender Offeror and the Target agreed to modify a part of the terms of the tender offer determined by the above-mentioned agreement, such as the timing of the commencement of the tender offer, the minimum number of shares intended to be purchased and the purchase price of the Target's common stock.

(2) Purpose of the Tender Offer

The ultimate purpose of the Tender Offeror is to completely integrate the management of the Tender Offeror and the Target through the Tender Offer. The Tender Offeror expects to enhance corporate value by utilizing the two companies' strength in optical and precision processing technologies to develop appealing products and provide them to a broader customer base.

Following the Management Integration, based on the common core technological foundation in optics, imaging and materials, both companies will be able to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenues from the information technology and eye care areas will support the life care area in achieving strategic growth. In addition, vertical integration in the optics field will lead to qualitative structural reform and further strengthen competitiveness.

The businesses of the new company group after the integration will be operated in accordance with the basic policies as follows:

(i) Life care area (endoscopes, medical accessories, new ceramics, and intraocular lenses):

Life care is positioned as a strategic growth area. The Tender Offeror and the Target will pursue business development in the minimally invasive medical area where future demand is expected to grow. The new company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using laparoscopes and endoscopes, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, the Tender Offeror and the Target will selectively invest to enhance product development capabilities through research and development and M&A strategies and to strengthen sales and marketing structures in Japan and overseas. Through these measures, both companies aim to double the size of their life care business.

(ii) Optics area (optical glass and lenses, digital camera modules, micro-lenses, etc.):

The Tender Offeror and the Target will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to strengthen cost competitiveness and to lead to qualitative structural reform of technology development capacity. They aim to become the only optics manufacturer in the global market which

will be able to create new optics module system products. The Tender Offeror and Target will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against structural change in the optics industry including newly emerging Asian players.

(iii) Information technology area (mask blanks and glass disk substrates):

This is a core emerging driver where the Tender Offeror has secured a leading market position globally. The new company group after the integration aims to further strengthen competitiveness and growth in this area.

(iv) Eye care area (eyeglass lenses and contact lenses):

Stable growth is expected in this business area. Positioning this business area as another core earnings driver of the new company group after the integration, the Tender Offeror and the Target will continue to further strengthen competitiveness and further grow this business area.

(v) Imaging systems area (digital cameras and binoculars, etc.)

In order to enhance the business's value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

(vi) With respect to new areas and other areas, the Tender Offeror and the Target seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

The Target's PENTAX brand will continue in consideration of its importance and economic value after the management integration between the Tender Offeror and the Target.

(3) Purchase Price

(i) Common Stock

In executing the Basic Understanding, the Tender Offeror and the Target, respectively, requested a third party financial institution — UBS Securities Japan Ltd. ("UBS") for the Tender Offeror and Morgan Stanley Japan Limited ("Morgan Stanley") for the Target — to evaluate the merger ratio in order to achieve fairness. Each third party financial institution calculated the corporate value and the equity value of the Tender Offeror and the Target, respectively, using the average market price analysis, the discounted cash flow analysis ("DCF analysis"), the comparable trading multiples analysis and other methods. The Tender Offeror considered UBS's calculation of the merger ratio and the Target also considered Morgan Stanley's calculation of the merger ratio. They then negotiated based on their respective consideration. As a result, they agreed on the merger ratio (the "Merger Ratio") under which 0.158 shares of the Tender Offeror's common stock will be allotted for every share of the Target's common stock and executed the Basic Understanding prescribing the Merger Ratio on December 21, 2006.

However, the management of the Target reported to the Company that, given the move of the market price of common stock of the Tender Offeror and the Target after the execution of the Basic Understanding, some shareholders expressed their dissatisfaction with the Merger Ratio. Furthermore, the Company determined that it would be difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the existing agreements between the Target and the third parties and other circumstances. Therefore, the Company proposed to the Target to achieve the management integration of both companies through a tender offer in which the Tender Offeror purchases all shares of the Target for cash.

As described below, the purchase price of 770 yen per share of the common stock under the Tender Offer (the "Purchase Price") is the price based on the Merger Ratio plus an additional premium.

The price (709.42 yen) which was obtained by multiplying the Company's closing price of 4,490 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding by the Merger Ratio represents a premium of approximately 10.50% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. Based on the average closing price on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006, the Merger Ratio represents a premium of approximately 27.05% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc.

The Purchase Price represents a premium of approximately 19.94% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding, and also represents a premium of approximately 37.75% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006.

(ii) PENTAX Bonds with Share Subscription Warrants

The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer is 1,433,056 yen, which is obtained by dividing the issue price of each bond (100.5% of the face value of 1,000,000 yen) by 540 yen (convertible price) and multiplying by the purchase price of 770 yen per share of the common stock under the Tender Offer (the Purchase Price). If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen.

(iii) PENTAX Share Subscription Warrants

Taking into consideration that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed, and (y) even if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, the Tender Offeror is not able to exercise them, the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer is determined to be one (1) yen.

The Target and the Tender Offeror agreed that until the completion of the integration of the management of both companies the Target will not, without prior written consent of the Tender Offeror, trigger its takeover defense measure (including the trust-type rights plan adopted with an approval of the Target's annual general meeting of shareholders held on June 24, 2005). The Target's board of directors resolved that in connection with the Tender Offer under which the Tender Offeror acquires or holds its shares, etc., pursuant to Condition 8.(1).i. (v) of the "Terms and Conditions of Issuance of Share Subscription Warrants" concerning the PENTAX Share Subscription Warrants which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and a resolution of the Target's annual general meeting of shareholders held on June 24, 2005, such Tender Offeror's acquisition or holding of its shares, etc., is not likely to be inconsistent with the maximization of the Target's corporate value. Although 200,000,000 units of PENTAX Share Subscription Warrants

are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants.

For the purpose of reviewing the opinion concerning the Tender Offer, the Target's board of directors acquired the evaluation report for the Target's shares, etc. from Mizuho Securities Co., Ltd. as a third party appraiser. Under such report, the discounted cash flow (DCF) method, the comparable company method, and the market share price method are used to evaluate the Target's shares. The Target's board of directors obtained advice from Mori Hamada & Matsumoto and fully discussed the Tender Offer, with reference to this information, from the viewpoint of the Target's corporate value and shareholders' interests. As a result, the board of directors determined that the terms and conditions of the Tender Offer were reasonable and all of the directors were present and unanimously resolved to support the Tender Offer.

(4) Management Integration after the Tender Offer

The Tender Offeror aims to establish a solid management foundation by leveraging managerial resources of the two companies in a mutually complementary manner. Furthermore, the Tender Offeror believes that it is necessary to fully integrate the management of both companies by causing the Target to be a wholly owned subsidiary in order to create synergies and accelerate business growth for the future. Therefore, if the Tender Offeror fails to acquire all shares of the Target's common stock by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to be its wholly owned subsidiary by a share exchange or other appropriate business reorganization transaction in order to fully integrate the management of the Tender Offeror and the Target. In executing such transaction, both companies will, upon agreement between them, determine the terms of consideration to be delivered to the Target's shareholders, with reference to the Purchase Price for the Target's shares and to the market price for the Tender Offeror's shares, comprehensively considering various analysis with due consideration not to undermine the interests of both companies' shareholders and requesting again a third party financial institution to value the Target's shares.

After the completion of the Tender Offer, while considering methods for achieving full management integration, the Target will conduct its business as an independent legal entity and maintain its corporate name and PENTAX brand, and maintain and extend cross-divisional synergies. We plan to appoint officers from the Target to conduct its business, and the general manager of each division will be responsible for that division's operations (including employment) and earnings.

(5) Possibility of Delisting and Reason for Delisting

The number of shares to be purchased under the Tender Offer is not limited. As a result of the Tender Offer, there is a possibility that the Target's shares will be delisted in accordance with the prescribed procedures pursuant to the standards for delisting of shares established by the Tokyo Stock Exchange, Inc. If such standards do not apply but the Tender Offeror fails to acquire all of the shares, etc. of the Target by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to become wholly owned subsidiary using a means it considers appropriate, including a share exchange and other business reorganization

transaction, in order to fully integrate the management of the Tender Offeror and the Target. In such case, the Target's shares will be delisted.

(6) Minimum Number of Shares Planned to be Purchased Converted into Number of Shares

Under the Tender Offer, the minimum number of the shares planned to be purchased converted into number of shares (the "Number of Shares Planned to be Purchased") is 67,740,000 shares. This represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen.

2. Outline of the Tender Offer

(1) Outline of the Target

(i)	Trade Name:	PENTAX Corporation
(ii)	Business:	Manufacturing and sales of life care, imaging systems, and optical component products
(iii)	Month and Year of Incorporation:	December 17, 1938
(iv)	Location of Head Office:	2-36-9, Maenocho, Itabashi-ku, Tokyo
(v)	Name and Title of Representative:	Nobuaki Tanishima, President & CEO
(vi)	Amount of Stated Capital:	7,571 million yen (as of March 31, 2007)

(vii) Major Shareholders and Shareholding Ratio (as of March 31, 2007):

HSBC Fund Services Sparx Asset Management Corporated (Custody: Tokyo Branch of the Hongkong and Shanghai Banking Co., Ltd.)	11.41%
Japan Trustee Services Bank, Ltd.	8.78%
The Master Trust Bank of Japan, Ltd.	6.57%
Mizuho Corporate Bank, Ltd.	4.76%
Trust & Custody Service Bank, Ltd as trustee for MIZUHO BANK, LIMITED Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.	3.89%
Goldman Sachs International	3.72%
Resona Bank, Limited	2.41%
Asahi Mutual Life Insurance Company	2.41%
The Ashikaga Bank, Ltd.	2.18%
Nippon Life Insurance Company	2.15%

(Note 1) All of the shares held by Japan Trustee Services Bank Ltd. and The Master Trust Bank of Japan Ltd. are in connection with the trust business.

(Note 2) The Substantial Shareholding Reports were filed with the Kanto Local Finance Bureau as shown below. However, the Target cannot verify the status of beneficial ownership as of the end of the current fiscal year, and the

reported shareholders are not included in the above table "Major Shareholders."

Name	Date of Occurrence of Reporting Duty	Number of Shares Owned (thousand shares)	Shares Owned as Percentage of Total Issued Shares (%)
SPARX Asset Management Co., Ltd.	March 20, 2007	30,680	23.98
Fidelity Investments Japan Limited	March 9, 2007	16,133	12.61

(Note 3) The above information (including Note 1 and Note 2) is described based on the Securities Report for the 77th period (filed on June 28, 2007).

(viii) Relationship between the Tender Offeror and the Target:

Capital relationship: The Company directly holds 1,000 shares of common stock of the Target.

Personnel relationship: Two officers/employees of the Company group were appointed as directors at the annual general meeting of shareholders of the Target held on June 27, 2007. However, the appointments shall become effective on the day on which the Company submits a large shareholding report with the Kanto Local Finance Bureau stating that the Company's holding ratio of shares and other securities (as defined in Article 27-23, Paragraph 4 of the Securities and Exchange Law of Japan (the "Law")) of the Target exceeds 50% before the end of September 2007.

Trade relationship: The Company and the Target engage in transactions of certain products.

Related parties: Not applicable.

(2) Period of Tender Offer

(i) Period of Tender Offer as of Filing of the Tender Offer Registration Statement

From Tuesday, July 3, 2007 to Monday, August 6, 2007 (24 business days)

(ii) Possibility of Extension upon Request of the Target

Pursuant to Article 27-10, Paragraph 3 of the Law, if an opinion report describing the intention to request an extension of the Tender Offer period is submitted by the Target, the period of tender offer will be 30 business days, and the Tender Offer period will be until Tuesday, August 14, 2007.

(3) Tender Offer Price

Common Stock: 770 yen per Share of Common Stock

Bonds with Share Subscription Warrants: 1,433,056 yen per PENTAX Bond with Share Subscription Warrants (face value of 1,000,000 yen of each bond)

Share Subscription Warrants: 1 yen per PENTAX Share Subscription Warrant

(4) Calculation Basis of Tender Offer Price:

(i) Calculation Basis

(a) Common stock

In determining the Purchase Price, the Tender Offeror has requested UBS, a third party financial institution, to evaluate the equity value of the Target as a reference for determining the Purchase Price. UBS accepted such request and evaluated the equity value of the Target using the comparable trading multiples analysis and the DCF analysis. Assuming that the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends of 7 yen for the 77th period yen as proposed by the Target, the ranges of values per share of the Target's common stock, calculated according to such methods, are as follows.

Comparable trading multiples analysis: 597 to 842 yen
DCF analysis: 721 to 819 yen

UBS analyzed the effect on the Tender Offeror's current net profit per share that would be caused by the consolidation with the Target and also analyzed the premiums on the market price in the previous similar tender offers.

It would be appear that the market price of the Target's shares after the execution of the Basic Understanding has been moving taking into consideration the Merger Ratio. Compared with the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the business day immediately preceding the date of execution of the Basic Understanding, when the stock value of the Target was presumably evaluated without considering the Merger Ratio, the Purchase Price represents a premium of approximately 19.94% of such closing price.

The Purchase Price is equal to the Target's average closing price of 770 yen on the Tokyo Stock Exchange, Inc. for the period from June 1, 2007 to June 29, 2007 (rounded to the nearest yen) and is three (3) yen above the Target's closing price of 767 yen on the Tokyo Stock Exchange, Inc. on June 29, 2007.

(b) PENTAX Bonds with Share Subscription Warrants

As of July 2, 2007, the convertible price is 540 yen per share subject to the convertible right attached to the PENTAX Bonds with Share Subscription Warrants. The Tender Offeror determined the purchase price of one PENTAX Bond with Share Subscription Warrants to be 1,433,056 yen, which was obtained by dividing the issue price of each bond (100.5% of the face value of 1,000,000 yen) by 540 yen (convertible price) and multiplying 770 yen (the Purchase Price). If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bond with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen.

(c) PENTAX Share Subscription Warrants

Taking into consideration that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed and (y) if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, but the Tender Offeror is not able to exercise them, the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer is determined to be one (1) yen.

(ii) Calculation Background

(a) Common stock

In executing the Basic Understanding, in or around the middle of December 2006, the Tender Offeror and the Target, respectively, requested a third party financial institution, to UBS the Tender Offeror and Morgan Stanley for the Target, to evaluate

the merger ratio in order to achieve fairness. Each third party financial institution calculated the corporate value and the equity value of the Tender Offeror and the Target, respectively, using the historical stock price method, the DCF analysis, the comparable trading multiples analysis and other methods. The Tender Offeror considered UBS's calculation of the merger ratio and the Target also considered Morgan Stanley's calculation of the merger ratio. They then negotiated based on their respective consideration. As a result, they agreed on the merger ratio (the "Merger Ratio") under which 0.158 shares of the Tender Offeror's common stock will be allotted for every share of the Target's common stock and executed the Basic Understanding prescribing the Merger Ratio on December 21, 2006.

The price (709.42 yen) which was obtained by multiplying the Company's closing price of 4,490 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding by the Merger Ratio represents a premium of approximately 10.50% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. Based on the average closing price on the Tokyo Stock Exchange, Inc. for three months from September 21, 2006 to December 20, 2006, the Merger Ratio also represents a premium of approximately 27.05% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc.

However, the management of the Target reported to the Tender Offeror that, given the move of the market price of common stock of the Tender Offeror and the Target after the execution of the Basic Understanding, some shareholders expressed their dissatisfaction with the above Merger Ratio agreed in the Basic Understanding. Furthermore, the Tender Offeror determined that it would be difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the existing agreements between the Target and the third parties and other circumstances. Therefore, on April 7, 2007, the Tender Offeror proposed to the Target to achieve the management integration of both companies through a tender offer in which the Tender Offeror purchases all shares of the Target for cash at the purchase price of 770 yen per share, with the minimum ratio of voting rights to be acquired as being 50.0%. In order to ensure fairness, in late May 2007, the Tender Offeror requested UBS again, a third party financial institution, to evaluate the equity value of the Target, and then UBS told the Tender Offeror the result of the evaluation on May 30, 2007. UBS evaluated the equity value of the Target using the comparable trading multiples analysis and the DCF analysis. Assuming that the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends of 7 yen for the 77th period yen as proposed by the Target, the ranges of values per share of the Target's common stock, calculated according to such methods, are as follows.

Comparable trading multiples analysis: 597 to 842 yen
DCF analysis: 721 to 819 yen

UBS analyzed the effect on the Tender Offeror's current net profit per share that would be caused by the consolidation with the Target and also analyzed the premiums on the market price that were given in the previous tender offers.

On May 31, 2007, both companies, through discussions, executed the Basic Agreement for Management Integration. However, there was a possibility that a motion to increase dividends in an amount of more than 7 yen proposed by the Target will be submitted and passed at such meeting. The calculation basis of 770 yen will change if the above-mentioned resolution to increase dividends is passed. Therefore, under the Amendment Agreement dated June 15, 2007, the Tender Offeror and the Target agreed that (i) in principle, the purchase price is 770 yen and (ii) if the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in an amount of more than 7 yen, the purchase

price will be determined to be the result obtained by deducting the amount equal to the surplus dividends resolved in excess of 7 yen per share from 770 yen. Since the Target's annual general meeting of shareholders for the 77th period approved the surplus dividends of 7 yen as proposed by the Target, the Tender Offeror finally determined the Purchase Price of 770 yen as described above in accordance with a decision of the representative executive officer dated July 2, 2007.

It would be appear that the market price of the Target's shares after the execution of the Basic Understanding has been moving taking into consideration the Merger Ratio. Compared with the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the business day immediately preceding the date of execution of the Basic Understanding, when the stock value of the Target was presumably evaluated without considering the Merger Ratio, the Purchase Price of 770 yen represents a premium of approximately 19.94% of such closing price and also represents a premium of approximately 37.75% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006.

The Purchase Price is equal to the Target's average closing price of 770 yen on the Tokyo Stock Exchange, Inc. for the period from June 1, 2007 to June 29, 2007 (rounded to the nearest yen) and is three (3) yen above the Target's closing price of 767 yen on the Tokyo Stock Exchange, Inc. on June 29, 2007.

(b) PENTAX Bonds with Share Subscription Warrants

Under the Agreement on Management Integration dated May 31, 2007 and the Amendment Agreement dated June 15, 2007, both companies agreed that, based on the Purchase Price, the purchase price of one PENTAX Bond with Share Subscription Warrants is the amount which was obtained by dividing the issue price of each bond (100.5% of the face value of each bond) by 540 yen (convertible price) and multiplying by the purchase price per share of PENTAX's common stock. Since the Target's annual general meeting of shareholders for the 77th period approved the surplus dividends of 7 yen as proposed by the Target, the Tender Offeror determined the Purchase Price of 770 yen in accordance with a decision of the representative executive officer dated July 2, 2007 and the purchase price per face value (1,000,000 yen) of each bond of 1,433,056 yen. If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen.

(c) PENTAX Share Subscription Warrants

Under the Agreement on Management Integration dated May 31,both companies agreed that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed, and (y) even if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, the Tender Offeror is not able to exercise them. Taking the above into consideration, both companies agreed that the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer be one (1) yen. Thereafter, the Tender Offeror finally determined that the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer be one (1) yen in accordance with a decision of the representative executive officer on July 2, 2007.

For the purpose of reviewing the opinion concerning the Tender Offer, the Target's board of directors acquired the evaluation report for the Target's shares, etc. from Mizuho Securities Co., Ltd. as a third party appraiser. Under such report, the DCF method and the comparable trading multiples method are used to evaluate the Target's shares and the share value is comprehensively evaluated taking into account the analysis based on market share price. The Target's board of directors obtained advice from Mori Hamada & Matsumoto and fully discussed the Tender Offer, with reference to this information, from the viewpoint of the Target's corporate value and shareholders' interests. As a result, the board of directors determined that the terms and conditions of the Tender Offer were reasonable and all of the directors were present and unanimously resolved to support the Tender Offer.

(iii) Relationship with Calculation Agent

Not applicable.

(5) Number of Shares, etc. Subject to the Tender Offer

Number of Shares Planned to be Purchased Converted into Number of Shares	Planned Excess Number Converted into Number of Shares	Total of Number of Shares Planned to be Purchased and Planned Excess Number Converted into Number of Shares
67,740,000 (shares)	- (shares)	- (shares)

(Note 1) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of shares tendered in the Tender Offer (the "Tendered Shares, etc.") is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Subscription Warrants are converted into shares at the conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 2) There is a possibility that any share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants could be exercised by the end of the Tender Offer period. Shares of the Target's common stock issued or transferred upon the exercise of such right are also subject to the Tender Offer.

(Note 3) Shares constituting less than one unit are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (if share certificates are deposited to Japan Securities Depository Center, Inc., it is not required to submit share certificates).

(Note 4) The Tender Offeror will not purchase any of the treasury shares held by the Target through the Tender Offer.

(6) Change in the Percentage of Ownership of Shares after the Tender Offer

Number of Voting Rights to Shares, etc. Owned by the Tender Offeror before the Tender Offer.	1	(Percentage of Ownership of Shares, etc. before the Tender Offer: 0%)
Number of Voting Rights Represented by the Number of Shares Planned to be Purchased	67,740	(Percentage of Ownership of Shares, etc. after the Tender Offer: 50.00%)
Number of Voting Rights of All Shareholders of the Target	127,368	

(Note 1) "Number of Voting Rights Represented by the Number of Shares Planned to be Purchased" is the number of voting rights represented by the Number of Shares Planned to be Purchased (67,740,000 shares).

(Note 2) "Total Number of Voting Rights of All Shareholders of the Target" is based on the total number of voting rights of all shareholders as of March 31, 2007, as stated in the Securities Report for the fiscal year ended March 2007 (77th Period) filed on June 28, 2007. However, for the purposes of calculation of the "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc., after the Tender Offer," the "Percentage of Ownership of Shares, etc. after the Tender Offer" is the number of voting rights (135,470), which is obtained by adding (a) 418 voting rights represented by 418,843 shares of less than one unit as stated in the Securities Report excluding the treasury shares less than one unit held by the Target and (b) 7,684 voting rights represented by the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants. However, 200,000,000 shares of common stock of the Target to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants is a very large number. If this number is added to the Number of Shares Planned to be Purchased, the resulting number would be different from the actual status of the Tender Offer and it would be difficult for shareholders and investors to understand. The number of voting rights represented by common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is not added to the calculation shown above. The voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants, the "Total Number of Voting Rights of All Shareholders of the Target" is 335,470.

(Note 3) "Percentage of Ownership of Shares, etc. before the Tender Offer" and "Percentage of Ownership of Shares, etc., after the Tender Offer" are rounded to two decimal points. Assuming that the voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is added to the "Total Number of Voting Rights of All Shareholders of the Target," if the resulting number is used as the denominator, the "Percentage of Ownership of Shares, etc., after the Tender Offer" is 20.19%.

(Note 4) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding

shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of Tendered Shares, etc. is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Warrants are converted into shares at the conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 5) Since the Tender Offeror will purchase all the Tendered Shares, etc. if the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), there is a possibility that "Percentage of Ownership of Shares, etc., after the Tender Offer" could be up to 100.00%. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants.

(7) Purchase Price

52,159,800,000 yen (estimated)

(Note) The Purchase Price shows an amount required to acquire the Number of Shares Planned to be Purchased (67,740,000 shares) if all of the Tendered Shares, etc. are common stock. If the total number of the Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Share Certificates, etc. will be purchased. The Purchase Price is 104,512,187,210 yen, if the Tender Offeror purchases the total (135,609,537 shares) of the number of issued shares (127,925,007 shares) as of March 31, 2007, as stated in the Target's Securities Report for the fiscal year ended March 2007 (77th Period) filed by the Target on June 28, 2007 and the maximum number of the Target's common stock (7,684,530 shares) potentially issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen, *minus* the treasury shares held by the Target (138,164 shares), common shares held by The Tender Offeror (1,000 shares), and 200,000,000 units of the PENTAX Share Subscription Warrants.

(8) Settlement Procedure

(i) Name and Location of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement

Tuesday, August 14, 2007

(Note) Wednesday, August 22, 2007 if the Tender Offer period is extended pursuant to the provisions of Article 27-10, Paragraph 3 of the Law.

(iii) Settlement Procedure

A written notice regarding purchase, etc. under the Tender Offer will be mailed to the address of each Tendering Shareholder, etc. (or the standing proxy in the case of a

Foreign Shareholder, etc.) without delay after the expiration of the Tender Offer period.

Purchases shall be settled in cash. The Tender Offer Agent will remit to the place designated by each Tendering Shareholder, etc. the sales price with regard to the shares purchased in accordance with the instructions given by the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) without delay on or after the commencement date of settlement.

(9) Other Conditions and Procedures Relating to the Tender Offer

(i) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of Tendered Shares is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares will be purchased. If the total number of Tendered Shares equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all the Tendered Shares will be purchased.

(ii) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1(*i*) through (*ri*) and (*wo*) through (*so*), Item 2(*i*), Items 3(*i*) through (*chi*), Item 4, Item 5, and Article 14, Paragraph 2, Items 3 through 6 of the Cabinet Order of the Securities and Exchange Law (the "Enforcement Order"), the Tender Offeror may withdraw the Tender Offer.

When withdrawing the Tender Offer, the Tender Offeror will give an electronic public notice and announce in *The Nihon Keizai Shimbun* newspaper that such public notice has been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (the "Cabinet Office Ordinance") shall be made, and public notice shall be given promptly thereafter.

(iii) Existence (or Non-existence) of Conditions for Reducing Tender Offer Price, Details thereof, and Manner of Disclosure of Reduction

If the Target engages in any act stipulated in Article 13, Paragraph 1 of the Enforcement Order pursuant to Article 27-6, Paragraph 1, Item 1 of the Law during the Tender Offer period, the Tender Offeror may reduce the Tender Offer price as set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

When reducing the Tender Offer price, the Tender Offeror will give an electronic public notice and announce in *The Nihon Keizai Shimbun* newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares, etc. tendered on and prior to the date of such public announcement shall also be purchased at the reduced prices.

(iv) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

Tendering Shareholders, etc. may, at any time during the Tender Offer period, cancel their tender under the Tender Offer. Tendering Shareholders etc, who wish to cancel their tender must deliver, or send by mail, a cancellation notice stating that such Tendering Shareholder, etc. cancels its tender under the Tender Offer (the "Cancellation Notice") together with a receipt of tender under the Tender Offer to the head office or any Japanese branch of the Tender Offer Agent by no later than 4 p.m.

on the last day of the Tender Offer period. The cancellation of tender will take effect at the time when the Cancellation Notice is delivered to, or reaches, the Tender Offer Agent. However, if the Cancellation Notice is sent by mail, it must reach the Tender Offer Agent by no later than 4 p.m. on the last day of the Tender Offer period.

No claim for indemnification or civil penalties will be made by the Tender Offeror against Tendering Shareholders, etc. should they cancel their tenders. Further, the expenses incurred in returning the Tendered Shares, etc. will be borne by the Tender Offeror.

(v) Manner of Disclosure in case of Modification of Conditions, etc. of the Tender Offer

During the Tender Offer period, the Tender Offeror may modify the conditions, etc. of the Tender Offer except as prohibited in Article 27-6 of the Law and Article 13 of the Enforcement Order.

When modifying the conditions, etc. of the Tender Offer, the Tender Offeror will give public notice providing the details of such modifications electronically and announce in *The Nihon Keizai Shimbun* newspaper that such public notice has been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares, etc. tendered both on and prior to the date of such public notice shall be purchased in accordance with the modified conditions, etc. of the Tender Offer.

(vi) Manner of Disclosure upon Filing of Amendment to Registration Statement

If the Tender Offeror files any Amendment to this Registration Statement with the Director General of the Kanto Local Finance Bureau, the Tender Offeror shall promptly make a public announcement regarding such amendment to the extent that it relates to any information contained in the Public Notice of the Commencement of the Tender Offer pursuant to Article 20 of the Cabinet Office Ordinance. The Tender Offeror shall immediately amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Tendering Shareholders, etc. who have received the original Tender Offer Explanatory Statement. However, if only limited amendments are made, instead of providing an amended Tender Offer Explanatory Statement, the Tender Offeror shall prepare and provide a document stating the reasons for such amendments, the items that have been amended, and the amended information.

(vii) Manner of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced pursuant to Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the Tender Offer period.

(viii) Other Matters

The distribution of this Tender Offer Registration Statement, the Explanation of Tender Offer and other materials relating thereto may be restricted under laws in certain jurisdictions. The Tender Offeror requests any person receiving this Tender Offer Registration Statement, the Explanation of Tender Offer and other materials relating thereto to be aware of and comply with such restrictions.

(10) Date of Public Notice of Commencement of a Tender Offer

Tuesday, July 3, 2007

(11) Tender Offer Agent

Mitsubishi UFJ Securities Co., Ltd.

3. Other Matters

(1) Existence and Details of Agreements between the Tender Offeror and the Target or its Directors or Officers

The Target's board of directors supports the Tender Offer.

The Company and the Target entered into the Agreement on Management Integration dated May 31, 2007 (as amended by the Amendment Agreement dated June 15, 2007; such agreement after the amendment is referred to as the "Agreement") mainly containing the following effect:

- Tender offer

  The Tender Offeror will commence the Tender Offer on the condition that all of the following preceding conditions, but not limited to them, are satisfied: The Target's board of directors (i) resolved that subject to the successful completion of the Tender Offer, the Target will without consideration acquire and cancel all of the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period; (ii) resolved to support the Tender Offer; and (iii) approves that all the matters of resolution agreed by both parties under the Agreement will be submitted to the Target's annual general meeting of shareholders to be held in June 2007.

  The purchase price of the common stock of the Target under the Tender Offer will be 770 yen per share; however, if the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price will be determined to be the result obtained by deducting the amount equal to the surplus dividends resolved in excess of 7 yen per share from 770 yen (in cases where the purchase price has a fractional part, the purchase price will be rounded to the nearest yen).

  The purchase price for each of the PENTAX Bonds with Share Subscription Warrants will be 1,433,056 yen; however, if the Target's annual general meeting of shareholders approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price for such bonds will be determined by dividing 1,005,000 yen (issue price of each bond) by 540 yen (convertible price) and multiplying by the purchase price of common stock of the Target (in cases where the purchase price has a fractional part, the purchase price will be rounded to the nearest yen).

- Business operations

  The Target will operate its business affairs within the scope of ordinary business operations.

- Integration of management

  If the Tender Offer is successfully completed, considering any effect on taxes or accounting in connection with the integration between the Tender Offeror and the Target, the existence or non existence of a continuous disclosure obligation under the U.S. Securities Act, and existing agreements with third parties and so forth, the management of both companies will be integrated in an appropriate manner, including, without limitation, a share exchange to make the Tender Offeror an absolute parent company and the Target a wholly-owned subsidiary.

- Exclusive negotiation duty

  The Tender Offeror and the Target shall not enter into, execute, propose or solicit the capital participation, the transfer of all or any assets, offering of shares, transfer of business, merger, corporate demerger, share exchange or stock transfer with the third party which might substantially impede the integration of management between the Target and the Tender Offeror. However, if it is reasonably determined in accordance with the due process that the conditions of any third party's proposal are obviously more favorable than those of the Tender Offeror, the Target may cancel the Agreement by payment of the termination fee of one billion yen to the Tender Offeror.

- Penalty

  If the Tender Offeror or the Target (i) breaches the exclusive negotiation duty or certain duties set forth in the Agreement during the effective term of the Agreement, (ii) executes any contract or other agreement with any third party with respect to a competing transaction on or before the day on which three (3) months has expired after the termination of the Agreement (except if such party proves that the competing transaction does not arise from any act breaching the exclusive negotiation duty set forth in the Agreement) or otherwise any specific event occurs, the other party may claim for payment of certain expenses and a penalty fee of three (3) billion yen.

In addition, although the "Basic Understanding for Merger" dated December 21, 2006 between the Company and the Target (the "Basic Understanding") terminated on May 31, 2007, the following matters of the Basic Understanding remain in full force and effect as of today.

- Termination fee

  If the Tender Offeror or the Target (i) breaches a certain exclusive negotiation duty or certain duties set forth in the Basic Understanding during the effective term of the Basic Understanding, (ii) executes any contract or other agreement with any third party with respect to a competing transaction on or before the day on which three (3) months expires after the termination of the Basic Understanding (except that such party proves that such competing transaction arises from any act breaching the exclusive negotiation duty exclusive negotiation duty set forth in the Basic Understanding) or otherwise any specific event occurs, the other party may claim for payment of a certain expense and termination fee of three (3) billion yen. A claim that is made under the above-mentioned agreements arising from an event which occurred as of May 31, 2007 under the Basic Understanding will remain in full force and effect on and after such date.

(2) Other Necessary Information for Investors to Determine Whether to Tender Their Shares Under the Tender Offer

Not applicable.

End of document.

Certain countries, regions and other jurisdictions may impose certain restrictions on the release, issue or distribution of press releases of this nature under their laws and regulations. In such cases, you are required to comply with such laws and regulations in such countries, regions and other jurisdictions in light of such restrictions. In jurisdictions where the implementation of the Tender Offer is illegal, even if you receive this press release, such receipt shall not constitute any application for the purchase or solicitation for the sale of share certifications in relation to this Tender Offer, and this press release shall be deemed as the distribution of information for reference only.

[Translation]

RECEIVED

2007 JUL 10 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cover

Document Name:	Tender Offer Registration Statement
Attention:	Director General of the Kanto Local Finance Bureau
Date of Filing:	July 3, 2007
Name of Filing Party:	HOYA CORPORATION
Address or Location:	2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Nearest Contact Place:	Same as above
Telephone:	03-3952-1160
Person in Charge:	Naoji Ito, IR Public Relations Group Manager
Name of Agent:	Not applicable
Address or Location:	Same as above
Nearest Contact Place:	Same as above
Telephone:	Same as above
Person in Charge:	Same as above
Place of Public Inspection:	HOYA CORPORATION (2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo) Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, , Chuo-ku, Tokyo)

(Note 1) When used in this statement, the "Tender Offeror" and the "Company" mean HOYA CORPORATION.

(Note 2) When used in this statement, the "Target" means PENTAX CORPORATION.

(Note 3) In cases where numbers in this statement have been rounded off or omitted, the numbers described as the totals thereof are not necessarily equal to the aggregate numbers thereof.

(Note 4) In this statement, unless otherwise stated, the number of days or the date and time means the number of days or the date and time in Japan.

(Note 5) When used in this statement, the "Law" means the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended).

(Note 6) When used in this statement, the "Enforcement Order" means the Cabinet Order of the Securities and Exchange Law (Enforcement Order No. 321 of 1965, as amended).

(Note 7) When used in this statement, the "Cabinet Office Ordinance" means the Cabinet Office Ordinance Concerning Disclosure of the Tender Offer of Shares, Etc., by Non-Issuer (Ordinance of Minister of Finance No. 38 of 1990, as amended).

(Note 8) Unless otherwise described in this statement, all procedures concerning the tender offer in connection with the filing of this statement (the "Tender Offer") shall be conducted in Japanese. If any document concerning the Tender Offer is prepared in English and there is any discrepancy between the English version and the Japanese version, the Japanese version shall prevail. Unless otherwise specified, all financial statements contained in this statement have been prepared in accordance with the accounting principles in Japan and may not be comparable to those of U.S. companies.

(Note 9) Sections 13(e) and 14(d) of the U.S. Securities Exchange Act of 1934 and the Rules and Regulations thereunder shall not apply to the Tender Offer.

(Note 10) This statement contains forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 ("Forward-Looking Statements"). Due to known or unknown risks, uncertainties or other factors, actual results may materially differ from any forecast, expressly or implicitly, indicated as a Forward-Looking Statement contained herein. Neither the Tender Offeror nor any of its affiliates guarantee that any forecast, expressly or implicitly, indicated as a Forward-Looking Statement will turn out to be accurate. Any Forward-Looking Statement is prepared based on information held by the Tender Offeror as of the date hereof, and the Tender Offeror and its affiliates do not intend, and disclaim any obligation, to update or modify any such statement to reflect future events or developments, except as may be required by any applicable laws and regulations.

Part I. Terms and Conditions of the Tender Offer

1. Name of the Target

   PENTAX CORPORATION

2. Type of Shares, Etc., subject to the Tender Offer

   (1) Common Stock

   (2) Yen-denominated Convertible Bonds with Share Subscription Warrants (*shinkabu yoyaku ken*) issued in accordance with a resolution of the Target's board of directors' meeting held on October 14, 2003 (the "PENTAX Bonds with Share Subscription Warrants")

   (3) PENTAX First Series Share Subscription Warrants (*shinkabu yoyaku ken*) (the "PENTAX Share Subscription Warrants") which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and an approval of the Target's annual general meeting of shareholders held on June 24, 2005

3. Purpose of the Tender Offer

   (1) Background of the Tender Offer

   The Tender Offeror started as an optical glass manufacturer. Since its inception, the Tender Offeror has been diversifying its business by leveraging its optical material technologies and precision processing technologies. The Tender Offeror has successfully built a global niche market through aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, the Tender Offeror has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The Tender Offeror has also established a leading position in the eye care area, including eyeglass lenses. The Tender Offeror continues to cultivate new business areas, in particular medical-related area as a key factor for further growth which are positioned as mid- to long term core growth drivers, and has initiated the global business development of intraocular lenses used for surgical treatment of cataracts.

   The expertise of the Target stems from its long-accumulated know-how attained through the development and manufacture of cameras and lenses. The Target has successfully adopted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, the Target has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In the optical components business, the Target has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses and has also built a strong global brand of digital cameras in its imaging system division.

   As to the adoption of optical technologies to the medical area, the Tender Offeror and the Target have been developing advanced medical products such as endoscope diagnostics, minimally invasive surgical technologies and bionic materials including new ceramics and intraocular lenses. While the market in this area is expanding globally with further growth expected, competition has also been increasing globally. In order to continue delivering growth in this market, both companies recognize that it is critical to establish advantages in technology through research and development and mergers and acquisition activities and to build a global marketing system under which activities to spread technology and methods of new diagnosis and treatment will be performed together with patients and medical experts. Large investments would be required to achieve such product development and global marketing activities. The Tender

Offeror believes that it would be possible to accelerate the growth of the Tender Offeror and the Target in this area if the Tender Offeror's ample cash flow is selectively appropriated to this area and the Tender Offeror offers its know-how attained from its global development of the eye care business to the Target.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing optical manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this area. In order to maintain growth in this environment, it is necessary to be distinguished from competitors by reinforcing cost competitiveness by lowering production costs and by increasing added value focusing on technologies. To that end, a qualitative transformation of our business structure would be required. In optical equipment and related materials, we believe that, if the Target's optical design and processing technologies and the Tender Offeror's optical material development and precision processing technologies and mass production capability of optical lenses are vertically integrated, we could become the only optical manufacturer in the global market having the ability of creating new optical module system products.

The Tender Offeror and the Target have reached a common understanding as described above after several discussions over a long-term period since spring 2006. Both companies have recognized the need to integrate, as a best business partner, each other's respective strengths in various areas to build a firm business structure and accelerate business growth by establishing a system which would allow us to allocate management resources focusing on strategic areas. On December 21, 2006, the Tender Offeror and the Target executed the Basic Understanding Regarding Merger (the "Basic Understanding"). Since then, the Tender Offeror and the Target held discussions aiming to enter into the definitive merger agreement in early April 2007. Since the execution of the Basic Understanding through early April 2007, both companies, with participation of their respective representatives and responsible directors as well as many members of mainly the headquarter division, proceeded preparations necessary for integration and examined the organizational operation after integration. The Tender Offeror understands that the employees of both companies did not have any differences of understanding in any material respect with respect to the preparations for the integration which might impede the integration as they proceeded with the discussions. However, the Tender Offeror was informed by the Target that the Target would have to abandon the planned merger as a result of comprehensively considering both internal and external conditions including shareholders. As stated in the Tender Offeror's press release dated April 23, 2007 entitled "Regarding Continuation of Discussion on Takeover Offer to PENTAX," the Tender Offeror found that it would be practically difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the circumstances of certain shareholders of the Target as well as the existing agreements between the Target and the third parties. Under such circumstances, the Tender Offeror officially proposed to the Target to begin discussion regarding a tender offer in which the Tender Offeror purchases all shares of the Target for cash as an alternative measure in order to achieve management integration between both companies in the manner of the tender offer, pursuant to the provisions of the Basic Understanding prescribing that, if the management integration through the merger becomes practically difficult, both companies shall promptly and faithfully discuss any alternative for management integration based on the purpose and spirit set forth in the Basic Understanding. Both companies already examined such tender offer and continued to discuss it under the Basic Understanding. As a result, the Tender Offeror and the Target reached an agreement on May 31, 2007 as follows: (a) they confirm their understanding that the management integration of both companies would contribute to the increase of the corporate value of the Tender Offeror and the Target, as understood at the time of the execution of the Basic Understanding; (b) with respect to the manner of the integration of management, first the Tender Offeror will conduct the tender offer for all shares of the Target; and (c) thereafter, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United

States Securities Act, and existing agreements with third parties, the Tender Offeror will become an wholly owning parent company of the Target through a share exchange or other appropriate business reorganization transaction following the Tender Offer so that the management of both companies will be integrated. Subsequently, on June 15, 2007, the Tender Offeror and the Target agreed to modify a part of the terms of the tender offer determined by the above-mentioned agreement, such as the timing of the commencement of the tender offer, the minimum number of shares intended to be purchased and the purchase price of the Target's common stock.

(2) Purpose of the Tender Offer

The ultimate purpose of the Tender Offeror is to completely integrate the management of the Tender Offeror and the Target through the Tender Offer. The Tender Offeror expects to enhance corporate value by utilizing the two companies' strength in optical and precision processing technologies to develop appealing products and provide them to a broader customer base.

Following the Management Integration, based on the common core technological foundation in optics, imaging and materials, both companies will be able to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenues from the information technology and eye care areas will support the life care area in achieving strategic growth. In addition, vertical integration in the optics field will lead to qualitative structural reform and further strengthen competitiveness.

The businesses of the new company group after the integration will be operated in accordance with the basic policies as follows:

(i) Life care area (endoscopes, medical accessories, new ceramics, and intraocular lenses):

Life care is positioned as a strategic growth area. The Tender Offeror and the Target will pursue business development in the minimally invasive medical area where future demand is expected to grow. The new company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using laparoscopes and endoscopes, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, the Tender Offeror and the Target will selectively invest to enhance product development capabilities through research and development and M&A strategies and to strengthen sales and marketing structures in Japan and overseas. Through these measures, both companies aim to double the size of their life care business.

(ii) Optics area (optical glass and lenses, digital camera modules, micro-lenses, etc.):

The Tender Offeror and the Target will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to strengthen cost competitiveness and to lead to qualitative structural reform of technology development capacity. They aim to become the only optics manufacturer in the global market which will be able to create new optics module system products. The Tender Offeror and Target will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against structural change in the optics industry including newly emerging Asian players.

(iii) Information technology area (mask blanks and glass disk substrates):

This is a core emerging driver where the Tender Offeror has secured a leading market position globally. The new company group after the integration aims to further strengthen competitiveness and growth in this area.

(iv) Eye care area (eyeglass lenses and contact lenses):

Stable growth is expected in this business area. Positioning this business area as another core earnings driver of the new company group after the integration, the Tender Offeror and the Target will continue to further strengthen competitiveness and further grow this business area.

(v) Imaging systems area (digital cameras and binoculars, etc.)

In order to enhance the business's value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

(vi) With respect to new areas and other areas, the Tender Offeror and the Target seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

The Target's PENTAX brand will continue in consideration of its importance and economic value after the management integration between the Tender Offeror and the Target.

(3) Purchase Price

(i) Common Stock

In executing the Basic Understanding, the Tender Offeror and the Target, respectively, requested a third party financial institution — UBS Securities Japan Ltd. ("UBS") for the Tender Offeror and Morgan Stanley Japan Limited ("Morgan Stanley") for the Target — to evaluate the merger ratio in order to achieve fairness. Each third party financial institution calculated the corporate value and the equity value of the Tender Offeror and the Target, respectively, using the average market price analysis, the discounted cash flow analysis ("DCF analysis"), the comparable trading multiples analysis and other methods. The Tender Offeror considered UBS's calculation of the merger ratio and the Target also considered Morgan Stanley's calculation of the merger ratio. They then negotiated based on their respective consideration. As a result, they agreed on the merger ratio (the "Merger Ratio") under which 0.158 shares of the Tender Offeror's common stock will be allotted for every share of the Target's common stock and executed the Basic Understanding prescribing the Merger Ratio on December 21, 2006.

However, the management of the Target reported to the Company that, given the move of the market price of common stock of the Tender Offeror and the Target after the execution of the Basic Understanding, some shareholders expressed their dissatisfaction with the Merger Ratio. Furthermore, the Company determined that it would be difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the existing agreements between the Target and the third parties and other circumstances. Therefore, the Company proposed to the Target to achieve the management integration of both companies through a tender offer in which the Tender Offeror purchases all shares of the Target for cash.

As described below, the purchase price of 770 yen per share of the common stock under the Tender Offer (the "Purchase Price") is the price based on the Merger Ratio plus an additional premium.

The price (709.42 yen) which was obtained by multiplying the Company's closing price of 4,490 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding by the Merger Ratio represents a premium of approximately 10.50% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. Based on the average closing price on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006, the Merger Ratio represents a premium of approximately 27.05% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc.

The Purchase Price represents a premium of approximately 19.94% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day

immediately preceding the day on which the Company and the Target executed the Basic Understanding, and also represents a premium of approximately 37.75% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006.

(ii) PENTAX Bonds with Share Subscription Warrants

The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer is 1,433,056 yen, which is obtained by dividing the issue price of each bond (100.5% of the face value of 1,000,000 yen) by 540 yen (convertible price) and multiplying by the purchase price of 770 yen per share of the common stock under the Tender Offer (the Purchase Price). If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen.

(iii) PENTAX Share Subscription Warrants

Taking into consideration that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed, and (y) even if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, the Tender Offeror is not able to exercise them, the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer is determined to be one (1) yen.

The Target and the Tender Offeror agreed that until the completion of the integration of the management of both companies the Target will not, without prior written consent of the Tender Offeror, trigger its takeover defense measure (including the trust-type rights plan adopted with an approval of the Target's annual general meeting of shareholders held on June 24, 2005). The Target's board of directors resolved that in connection with the Tender Offer under which the Tender Offeror acquires or holds its shares, etc., pursuant to Condition 8.(1).i. (v) of the "Terms and Conditions of Issuance of Share Subscription Warrants" concerning the PENTAX Share Subscription Warrants which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and a resolution of the Target's annual general meeting of shareholders held on June 24, 2005, such Tender Offeror's acquisition or holding of its shares, etc., is not likely to be inconsistent with the maximization of the Target's corporate value. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants.

For the purpose of reviewing the opinion concerning the Tender Offer, the Target's board of directors acquired the evaluation report for the Target's shares, etc. from Mizuho Securities Co., Ltd. as a third party appraiser. Under such report, the discounted cash flow (DCF) method, the comparable company method, and the market share price method are used to evaluate the Target's shares. The Target's board of directors obtained advice from Mori Hamada & Matsumoto and fully discussed the Tender Offer, with reference to this information, from the viewpoint of the Target's corporate value and shareholders' interests. As a result, the board of directors determined that the terms and conditions of the Tender

Offer were reasonable and all of the directors were present and unanimously resolved to support the Tender Offer.

(4) Management Integration after the Tender Offer

The Tender Offeror aims to establish a solid management foundation by leveraging managerial resources of the two companies in a mutually complementary manner. Furthermore, the Tender Offeror believes that it is necessary to fully integrate the management of both companies by causing the Target to be a wholly owned subsidiary in order to create synergies and accelerate business growth for the future. Therefore, if the Tender Offeror fails to acquire all shares of the Target's common stock by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to be its wholly owned subsidiary by a share exchange or other appropriate business reorganization transaction in order to fully integrate the management of the Tender Offeror and the Target. In executing such transaction, both companies will, upon agreement between them, determine the terms of consideration to be delivered to the Target's shareholders, with reference to the Purchase Price for the Target's shares and to the market price for the Tender Offeror's shares, comprehensively considering various analysis with due consideration not to undermine the interests of both companies' shareholders and requesting again a third party financial institution to value the Target's shares.

After the completion of the Tender Offer, while considering methods for achieving full management integration, the Target will conduct its business as an independent legal entity and maintain its corporate name and PENTAX brand, and maintain and extend cross-divisional synergies. We plan to appoint officers from the Target to conduct its business, and the general manager of each division will be responsible for that division's operations (including employment) and earnings.

(5) Possibility of Delisting and Reason for Delisting

The number of shares to be purchased under the Tender Offer is not limited. As a result of the Tender Offer, there is a possibility that the Target's shares will be delisted in accordance with the prescribed procedures pursuant to the standards for delisting of shares established by the Tokyo Stock Exchange, Inc. If such standards do not apply but the Tender Offeror fails to acquire all of the shares, etc. of the Target by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to become wholly owned subsidiary using a means it considers appropriate, including a share exchange and other business reorganization transaction, in order to fully integrate the management of the Tender Offeror and the Target. In such case, the Target's shares will be delisted.

(6) Minimum Number of Shares Planned to be Purchased Converted into Number of Shares

Under the Tender Offer, the minimum number of the shares planned to be purchased converted into number of shares (the "Number of Shares Planned to be Purchased") is 67,740,000 shares. This represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen.

4. Period of Tender Offer and Price and Number of Shares Subject to the Tender Offer

(1) Period of Tender Offer

(i) Period of Tender Offer as of the Filing of this Statement

Tender Offer Period	From Tuesday, July 3, 2007 to Monday, August 6, 2007 (24 business days)
Date of Public Notice	Tuesday, July 3, 2007
Name of Newspaper Carrying Public Notice	The Tender Offeror has given electronic public notice and published the fact that such electronic public notice has been given in *The Nihon Keizai Shimbun* newspaper. (https://info.edinet.go.jp/EdiHtml/main.htm)

(ii) Possibility of Extension upon Request of the Target

Pursuant to Article 27-10, Paragraph 3 of the Law, if an opinion report describing the intention to request an extension of the Tender Offer period is submitted by the Target, the period of tender offer will be 30 business days, and the Tender Offer period will be until Tuesday, August 14, 2007.

(iii) Contact to Confirm Period Extension

Main office of HOYA Corporation
2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
03-3952-1160
Naoji Ito, IR Public Relations Group Manager
Hours available for confirmation From 10am to 5pm on weekdays

(2) Tender Offer Price

Shares of Common Stock	770 yen per Share of Common Stock
Share Subscription Warrants	1 yen per PENTAX Share Subscription Warrant
Bonds with Share Subscription Warrants	1,433,056 yen per PENTAX Bond with Share Subscription Warrants (face value of 1,000,000 yen of each bond)
Depositary Receipts of Shares, etc. ( )	-
Calculation Basis	(1) Common Stock In determining the Purchase Price, the Tender Offeror has requested UBS, a third party financial institution, to evaluate the equity value of the Target as a reference for determining the Purchase Price. UBS accepted such request and evaluated the equity value of the Target using the comparable trading multiples analysis and the DCF analysis. Assuming that the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends of 7 yen for the 77th period yen as proposed by the Target, the ranges of values per share of the Target's common stock, calculated according to such methods, are as follows. Comparable trading multiples analysis: 597 to 842 yen

	DCF analysis: 721 to 819 yen UBS analyzed the effect on the Tender Offeror's current net profit per share that would be caused by the consolidation with the Target and also analyzed the premiums on the market price in the previous similar tender offers. It would be appear that the market price of the Target's shares after the execution of the Basic Understanding has been moving taking into consideration the Merger Ratio. Compared with the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the business day immediately preceding the date of execution of the Basic Understanding, when the stock value of the Target was presumably evaluated without considering the Merger Ratio, the Purchase Price represents a premium of approximately 19.94% of such closing price. The Purchase Price is equal to the Target's average closing price of 770 yen on the Tokyo Stock Exchange, Inc. for the period from June 1, 2007 to June 29, 2007 (rounded to the nearest yen) and is three (3) yen above the Target's closing price of 767 yen on the Tokyo Stock Exchange, Inc. on June 29, 2007. (2) PENTAX Bonds with Share Subscription Warrants As of July 2, 2007, the convertible price is 540 yen per share subject to the convertible right attached to the PENTAX Bonds with Share Subscription Warrants. The Tender Offeror determined the purchase price of one PENTAX Bond with Share Subscription Warrants to be 1,433,056 yen, which was obtained by dividing the issue price of each bond (100.5% of the face value of 1,000,000 yen) by 540 yen (convertible price) and multiplying 770 yen (the Purchase Price). If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bond with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen. (3) PENTAX Share Subscription Warrants Taking into consideration that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed and (y) if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, but the Tender Offeror is not able to exercise them, the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer is determined to be one (1) yen.

Calculation Background	(1) Common stock In executing the Basic Understanding, in or around the middle of December 2006, the Tender Offeror and the Target, respectively, requested a third party financial institution, to UBS the Tender Offeror and Morgan Stanley for the Target, to evaluate the merger ratio in order to achieve fairness. Each third party financial institution calculated the corporate value and the equity value of the Tender Offeror and the Target, respectively, using the historical stock price method, the DCF analysis, the comparable trading multiples analysis and other methods. The Tender Offeror considered UBS's calculation of the merger ratio and the Target also considered Morgan Stanley's calculation of the merger ratio. They then negotiated based on their respective consideration. As a result, they agreed on the merger ratio (the "Merger Ratio") under which 0.158 shares of the Tender Offeror's common stock will be allotted for every share of the Target's common stock and executed the Basic Understanding prescribing the Merger Ratio on December 21, 2006. The price (709.42 yen) which was obtained by multiplying the Company's closing price of 4,490 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding by the Merger Ratio represents a premium of approximately 10.50% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. Based on the average closing price on the Tokyo Stock Exchange, Inc. for three months from September 21, 2006 to December 20, 2006, the Merger Ratio also represents a premium of approximately 27.05% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc. However, the management of the Target reported to the Tender Offeror that, given the move of the market price of common stock of the Tender Offeror and the Target after the execution of the Basic Understanding, some shareholders expressed their dissatisfaction with the above Merger Ratio agreed in the Basic Understanding. Furthermore, the Tender Offeror determined that it would be difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the existing agreements between the Target and the third parties and other circumstances. Therefore, on April 7, 2007, the Tender Offeror proposed to the Target to achieve the management integration of both companies through a tender offer in which the Tender Offeror purchases all shares of the Target for cash at the purchase price of 770 yen per share, with the minimum ratio of voting rights to be acquired as being 50.0%. In order to ensure fairness, in late May 2007, the Tender Offeror requested UBS again, a third party financial institution, to evaluate the equity value of the Target, and then UBS told the Tender Offeror the result of the evaluation on May 30, 2007. UBS evaluated the equity value of the Target using the comparable trading multiples analysis and the DCF analysis. Assuming that the Target's annual general meeting of shareholders for the 77th period

	approves the surplus dividends of 7 yen for the 77th period yen as proposed by the Target, the ranges of values per share of the Target's common stock, calculated according to such methods, are as follows. Comparable trading multiples analysis: 597 to 842 yen DCF analysis: 721 to 819 yen UBS analyzed the effect on the Tender Offeror's current net profit per share that would be caused by the consolidation with the Target and also analyzed the premiums on the market price that were given in the previous tender offers. On May 31, 2007, both companies, through discussions, executed the Basic Agreement for Management Integration. However, there was a possibility that a motion to increase dividends in an amount of more than 7 yen proposed by the Target will be submitted and passed at such meeting. The calculation basis of 770 yen will change if the above-mentioned resolution to increase dividends is passed. Therefore, under the Amendment Agreement dated June 15, 2007, the Tender Offeror and the Target agreed that (i) in principle, the purchase price is 770 yen and (ii) if the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in an amount of more than 7 yen, the purchase price will be determined to be the result obtained by deducting the amount equal to the surplus dividends resolved in excess of 7 yen per share from 770 yen. Since the Target's annual general meeting of shareholders for the 77th period approved the surplus dividends of 7 yen as proposed by the Target, the Tender Offeror finally determined the Purchase Price of 770 yen as described above in accordance with a decision of the representative executive officer dated July 2, 2007. It would be appear that the market price of the Target's shares after the execution of the Basic Understanding has been moving taking into consideration the Merger Ratio. Compared with the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the business day immediately preceding the date of execution of the Basic Understanding, when the stock value of the Target was presumably evaluated without considering the Merger Ratio, the Purchase Price of 770 yen represents a premium of approximately 19.94% of such closing price and also represents a premium of approximately 37.75% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006. The Purchase Price is equal to the Target's average closing price of 770 yen on the Tokyo Stock Exchange, Inc. for the period from June 1, 2007 to June 29, 2007 (rounded to the nearest yen) and is three (3) yen above the Target's closing price of 767 yen on the Tokyo Stock Exchange, Inc. on June 29, 2007. (2) PENTAX Bonds with Share Subscription Warrants Under the Agreement on Management Integration dated May 31, 2007 and the Amendment Agreement dated June 15, 2007, both

	companies agreed that, based on the Purchase Price, the purchase price of one PENTAX Bond with Share Subscription Warrants is the amount which was obtained by dividing the issue price of each bond (100.5% of the face value of 1,000,000 yen) by 540 yen (convertible price) and multiplying by the purchase price per share of PENTAX's common stock. Since the Target's annual general meeting of shareholders for the 77th period approved the surplus dividends of 7 yen as proposed by the Target, the Tender Offeror determined the Purchase Price of 770 yen in accordance with a decision of the representative executive officer dated July 2, 2007 and the purchase price per face value (1,000,000 yen) of each bond of 1,433,056 yen. If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen. (3) PENTAX Share Subscription Warrants Under the Agreement on Management Integration dated May 31, both companies agreed that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed, and (y) even if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, the Tender Offeror is not able to exercise them. Taking the above into consideration, both companies agreed that the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer be one (1) yen. Thereafter, the Tender Offeror finally determined that the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer be one (1) yen in accordance with a decision of the representative executive officer on July 2, 2007. For the purpose of reviewing the opinion concerning the Tender Offer, the Target's board of directors acquired the evaluation report for the Target's shares, etc. from Mizuho Securities Co., Ltd. as a third party appraiser. Under such report, the DCF method and the comparable trading multiples method are used to evaluate the Target's shares and the share value is comprehensively evaluated taking into account the analysis based on market share price. The Target's board of directors obtained advice from Mori Hamada & Matsumoto and fully discussed the Tender Offer, with reference to this information, from the viewpoint of the Target's corporate value and shareholders' interests. As a result, the board of directors determined that the terms and conditions of the Tender Offer were reasonable and all of the directors were present and unanimously resolved to support the Tender Offer.

(3) Number of Shares, etc. Subject to the Tender Offer

Number of Shares Planned to be Purchased Converted into Number of Shares	Planned Excess Number Converted into Number of Shares	Total of Number of Shares Planned to be Purchased and Planned Excess Number Converted into Number of Shares
67,740,000 (shares)	- (shares)	- (shares)

(Note 1) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of shares tendered in the Tender Offer (the "Tendered Shares, etc.") is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Subscription Warrants are converted into shares at the conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 2) There is a possibility that any share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants could be exercised by the end of the Tender Offer period. Shares of the Target's common stock issued or transferred upon the exercise of such right are also subject to the Tender Offer.

(Note 3) Shares constituting less than one unit are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (if share certificates are deposited to Japan Securities Depository Center, Inc. (the "JASDEC"), it is not required to submit share certificates).

(Note 4) The Tender Offeror will not purchase any of the treasury shares held by the Target through the Tender Offer.

5. Percentage of Ownership of Shares after the Tender Offer

Classification	Number of Voting Rights
Number of Voting Rights Represented by the Number of Shares Planned to be Purchased --(a)	67,740
Of the Number in (a) above, Number of Voting Rights Represented by Residual Securities, etc. --(b)	-
Of the Number in (b) above, Number of Voting Rights Represented by Depositary Receipts for Shares, etc. --(c)	-
Number of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror as of the Filing Date of the Tender Offer Registration Statement --(d)	1
Of the Number in (d) above, Number of Voting Rights Represented by Residual Securities, etc. --(e)	-
Of the Number in (e) above, Number of Voting Rights Represented by Depositary Receipts for Shares, etc.--(f)	-
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror as of the Filing Date of the Tender Offer Registration Statement --(g)	-
Of the Number in (g) above, Number of Voting Rights Represented by Residual Securities, etc. --(h)	-
Of the Number in (h) above, Number of Voting Rights Represented by Depositary Receipts for Shares, etc.--(i)	-
Total Number of Voting Rights of All Shareholders of the Target (as of March 31, 2007) --(j)	127,368
Ratio of Voting Rights Represented by Shares, etc. to be Purchased to the Total Number of Voting Rights of All Shareholders (((a)/(j)) × 100) (%)	50.00
Percentage of Ownership of Shares, etc., after the Tender Offer ((a + d + g) / (j + (b - c) + (e - f) + (h - i)) × 100) (%)	50.00

(Note 1) "Number of Voting Rights Represented by the Number of Shares Planned to be Purchased (a)" is the number of voting rights represented by the Number of Shares Planned to be Purchased (67,740,000 shares) under the Tender Offer.

(Note 2) "Total Number of Voting Rights of All Shareholders of the Target (j)" is based on the total number of voting rights of all shareholders as of March 31, 2007, as stated in the Securities Report for the fiscal year ended March 2007 (77th Period) filed on June 28, 2007. However, for the purposes of calculation of the "Ratio of Voting Rights Represented by Shares, etc. to be Purchased to the Total Number of Voting Rights of All Shareholders" and "Percentage of Ownership of Shares, etc., after the Tender Offer," the "Number of Voting Rights of All Shareholders of the Target (j)" is the number of voting rights (135,470), which is obtained by adding (a) 418 voting rights represented by 418,843 shares of less than one unit as stated in the Securities Report excluding the treasury shares less than one unit held by the Target and (b) 7,684 voting rights represented by the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed

with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants. However, 200,000,000 shares of common stock of the Target to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants is a very large number. If this number is added to the Number of Shares Planned to be Purchased, the resulting number would be different from the actual status of the Tender Offer and it would be difficult for shareholders and investors to understand. The number of voting rights represented by common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is not added to the calculation shown above. The voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants, the "Total Number of Voting Rights of All Shareholders of the Target (j)," is 335,470.

(Note 3) "Ratio of Voting Rights Represented by Shares, etc. to be Purchased to the Total Number of Voting Rights of All Shareholders" and "Percentage of Ownership of Shares, etc., after the Tender Offer" are rounded to two decimal points. Assuming that the voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is added to the "Total Number of Voting Rights of All Shareholders of the Target (j)," if the resulting number is used as the denominator, the "Ratio of Voting Rights Represented by Shares, etc., to be Purchased to the Total Number of Voting Rights of All Shareholders" and the "Percentage of Ownership of Shares, etc., after the Tender Offer" is 20.19% and 20.19%, respectively.

(Note 4) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of Tendered Shares, etc. is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Warrants are converted into shares at the conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 5) Since the Tender Offeror will purchase all the Tendered Shares, etc. if the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), there is a possibility that "Percentage of Ownership of Shares, etc., after the Tender Offer" could be up to 100.00%. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants.

6. Permission, etc. for the Acquisition of Shares, etc.

(1) Type of Tendered Shares, etc.

(i) Common Stock

(ii) PENTAX Bonds with Share Subscription Warrants

(iii) PENTAX Share Subscription Warrants

(2) Governing Laws and Regulations

(i) U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976

The Tender Offeror must file a notification concerning the combination of enterprises prior to the acquisition of the shares by the Tender Offer (hereinafter in this paragraph, the "Share Acquisition") with the Antitrust Division of the Department of Justice and the Federal Trade Commission (collectively, the "Antitrust Divisions") under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "U.S. Antitrust Act"). Unless the Antitrust Divisions takes measure to prohibit the Share Acquisition during a certain waiting period (generally 15 days but it may be extended) from the date on which the notification is accepted, the Tender Offeror may, in the context of the U.S. Antitrust Act, conduct the Share Acquisition after the waiting period is over. The notification was accepted prior to the date of filing of this statement.

(ii) Act Against Restraints of Competition of Germany

The Tender Offeror must file a notification prior to the Share Acquisition with the *Bundeskartellamt* (the cartel authority of the Germany) under the Act Against Restraints of Competition of 2005 of the Federal Republic of Germany, as amended (the "German Act Against Restraints of Competition"). The Share Acquisition will be restrained during the waiting period of one month, in principle, from such notification. If the *Bundeskartellamt* gives an approval, such waiting period will expire under the German Act Against Restraints of Competition and the Tender Offeror may conduct the Share Acquisition. The notification was accepted prior to the date of filing of this statement.

(iii) Act Against Restraints of Competition of Spain

In consideration of the market shares of the Target group and the Tender Offeror group in Spain, under the act against restraints of competition of Spain, the Tender Offeror must file a notification prior to the Share Acquisition and obtain an approval from the anti-trust supervisory authority of Spain. The initial investigation period is one month from such notification and this investigation period may be extended for an additional three months, when necessary. The notification was accepted prior to the date of filing of this statement.

If any of the above waiting periods do not expire on or before the day immediately preceding the expiration date of the Tender Offer period and no approval is separately obtained, the Tender Offer period and the commencement date of settlement may be extended. If any of the above waiting periods or investigation period do not expire on or before the day immediately preceding the expiration date of the Tender Offer period and no approval is separately obtained, the Tender Offeror may make a withdrawal of the Tender Offer, determining that any event listed in Article 14, Paragraph 1, Item 4 of the Enforcement Order occurs as described in "(2) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal" of "11. Other Conditions and Procedures Relating to the Tender Offer."

(3) Date and Serial Number of Permission, etc.

Not applicable.

7. Procedure for Tendering and Canceling of Agreement

(1) Procedure for Tendering Shares

(i) Tender Offer agent

Mitsubishi UFJ Securities Co., Ltd.

2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Shareholders, etc., who tender the Tender Offer (which means shareholders and holders of the PENTAX Bonds with Share Subscription Warrants and PENTAX Share Subscription Warrants, hereinafter the "Tendering Shareholders, etc.") will be required to fill out the prescribed "Form for Tender" and submit it together with the Tendered Shares, etc. to the head office or any Japanese branch of the Tender Offer Agent by 4 p.m. on the last day of the period of the Tender Offer. Tendering Shareholders, etc. will need to produce their seals at the time of tender.

(iii) Tenders of shares through securities firms other than the Tender Offer Agent shall not be accepted under the Tender Offer.

(iv) Share certificates kept in custody by the Tender Offer Agent (or by JASDEC through the Tender Offer Agent) do not have to be submitted. However, any depositary receipt issued for the share certificates kept in custody must be submitted. Holders tendering share subscription warrants which have a restriction that requires an approval by the board of directors of the Target for the acquisition of the share subscription warrants by transfer must submit a transfer approval notice issued by the Target.

(v) If a global bond for the PENTAX Bonds with Share Subscription Warrants is kept in custody by Euroclear Bank S.A./N.V. or Clearstream Banking, sociêté anonyme which is a clearing house in Europe (each "Euro Clearing House"), certificates for the PENTAX Bonds with Share Subscription Warrants do not have to be submitted.

(vi) The transfer of the PENTAX Share Subscription Warrants is subject to an approval of the board of directors of the Target.

(vii) If the Tendered Shares, etc. have not been issued, the relevant shareholders shall request the Target to issue certificates and tender such certificates to the head office or any Japanese branch of the Tender Offer Agent by 4 p.m. of the last day of the Tender Offer period.

(viii) The Target's shares which will be issued or transferred and delivered upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants and PENTAX Share Subscription Warrants are also subject to the Tender Offer.

(ix) Tendering Shareholders, etc. who do not have an account with the Tender Offer Agent are required to open a new account therewith. Tendering shareholders opening a new account with the Tender Offer Agent must submit identification documents (see Note 1 below). Tendering Shareholders, etc. who have already opened an account may also be required to submit identification documents. Please contact the Tender Offer Agent with respect to the details of the identification documents, etc. Holders tendering the PENTAX Bonds with Share Subscription Warrants are required to open a foreign securities account.

(x) If a global bond for the PENTAX Bonds with Share Subscription Warrants is kept in custody by common depository for the Euro Clearing House, during the Tender Offer period, the tendered PENTAX Bonds with Share Subscription Warrants will be required to be transferred to the customer sub-account of the settlement account of the Tender Offer Agent which is opened with Euroclear Bank S.A./N.V. In tendering the PENTAX Bonds with Share Subscription Warrants, the designation form for custodian of foreign securities specifying the customer sub-account of the settlement account of the Tender Offer Agent will be required to be submitted together with the Form of Tender. The holders of the PENTAX Bonds with Share Subscription Warrants who followed the above procedures will, after the opening of the account with the Tender Offer Agent, hold their PENTAX Bonds with Share Subscription Warrants for the period from the successful completion of the Tender Offer to the settlement of such PENTAX Bonds with Share Subscription Warrants.

(xi) Upon receiving a tender from Tendering Shareholders, etc., the Tender Offer Agent shall deliver a receipt of tender under the Tender Offer to such Tendering Shareholder.

(xii) Shareholders (which means shareholders and holders of the PENTAX Bonds with Share Subscription Warrants and the PENTAX Share Subscription Warrants, including corporate shareholders) residing in foreign countries (the "Foreign Shareholders") must tender through their standing agents in Japan. Foreign Shareholders must submit appropriate identification documents (see Note 1 below).

(xiii) In the case of individual shareholders residing in Japan, the difference between the sale price of the Tendered Shares, etc. purchased by the Offeror and the acquisition costs is subject to separate self-assessment taxation concerning capital gains from transfer of shares, etc (see Note 2 below).

(Note 1) Identification Documents

The following identification documents will be required when a Tendering Shareholder, etc. opens a new account with the Tender Offer Agent:

Individuals:	Copy of residence certificate (an original prepared within the past six months), health insurance card, driver's license, etc. (documents that identify the individual's name, address and birth date)
Corporations:	A certified copy of corporate registration or documents issued by governmental institutions (prepared within the past six months that identify both the corporation's name and the address of the head office or principal office) In addition to the identification of the corporate shareholder, personal identification of each person responsible for the transaction (or representative of the corporation if such representative effects the transaction) will be required.
Foreign Shareholders:	In the case of foreigners (excluding residents of Japan) or corporations who have their head office or principal office in foreign countries, documents issued by a foreign government or competent international organizations approved by the Japanese government or other similar documents which are equivalent to the identification documents of residents of Japan

(Note 2) Separate self-assessment taxation concerning capital gains from transfer of shares, etc. (for individual shareholders residing in Japan)

In general, individual shareholders residing in Japan will be subject to separate self-assessment taxation with respect to capital gains from transfer of shares, etc. Sales through tender under the tender offer will be treated as ordinary sales through securities companies. Please consult with a tax accountant or other experts with respect to specific tax matters at your own discretion.

(2) Procedure for Canceling Agreement

Tendering Shareholders, etc. may, at any time during the Tender Offer period, cancel their tender under the Tender Offer. Tendering Shareholders etc, who wish to cancel their tender must deliver, or send by mail, a cancellation notice stating that such Tendering Shareholder, etc. cancels its tender under the Tender Offer (the "Cancellation Notice") together with a receipt of tender under the Tender Offer to the head office or any Japanese branch of the party specified below by no later than 4 p.m. on the last day of the Tender Offer period. The cancellation of tender will take effect at the time when the Cancellation Notice is delivered to, or reaches, the party stated below. However, if the Cancellation Notice is sent by mail, it must reach the party stated below by no later than 4 p.m. on the last day of the Tender Offer period.

Party authorized to receive the Cancellation Notice are:

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(or any other domestic branch of Mitsubishi UFJ Securities Co., Ltd.)

(3) Procedure for Returning of Share Certificates, etc.

If a Tendering Shareholder, etc. applies for cancellation of an agreement concerning the Tender Offer in accordance with "(2) Procedure for Canceling Agreement" described above, Tendered Shares will be returned promptly after the completion of the cancellation procedures in accordance with the manner described in "(4) Procedure for Returning Share Certificates, etc." under "10. Settlement Procedure" below.

(4) Name and Location of Head Office of the Securities Company, Bank, etc. in Charge of Custody and Return of Share Certificates, etc.

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

8. Funds Required for Tender Offer

(1) Funds, etc. Required for Tender Offer

Purchase Price (yen) --(a)	52,159,800,000
Type of Consideration other than Cash	-
Total Amount of Consideration other than Cash	-
Commissions --(b)	200,000,000
Other --(c)	10,000,000
Total: (a) + (b) + (c)	52,369,800,000

(Note 1) The "Purchase Price (yen) (a)" section shows an amount required to acquire the Number of Shares Planned to be Purchased (67,740,000 shares) if all of the Tendered Shares, etc. are common stock. If the total number of the Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Share Certificates, etc. will be purchased. "Purchase Price (a)" is 104,512,187,210 yen and "Commissions (b)" is 360,000,000 yen, if the Tender Offeror purchases the total (135,609,537 shares) of the number of issued shares (127,925,007 shares) as of March 31, 2007, as stated in the Target's Securities Report for the fiscal year ended March 2007 (77th Period) filed by the Target on June 28, 2007 and the maximum number of the Target's common stock (7,684,530 shares) potentially issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen, *minus* the treasury shares held by the Target (138,164 shares), common shares held by The Tender Offeror (1,000 shares), and 200,000,000 units of the PENTAX Share Subscription Warrants. In such case, if "Other (c)" are added, the purchase price is 104,882,187,210 yen.

(Note 2) The "Commissions (b)" section shows an estimated amount of the commissions payable to the Tender Offer Agent.

(Note 3) The "Other (c)" section shows an estimated amount of expenses incurred for providing public notice in newspapers with regard to the Tender Offer and printing copies of the Tender Offer Explanatory Statement and other necessary documents.

(Note 4) The above amounts do not include consumption tax, local consumption tax, etc.

(Note 5) In addition, although there are other expenses payable to the Tender Offer Agent and legal advisors, etc., the amount of such expenses remains to be confirmed until the Tender Offer is completed.

(2) Bank Deposits, Borrowings, etc. Available for Allocation to the Funds Required for Tender Offer

(i) Bank Deposits as of the Day Immediately Preceding or Two Days Preceding the Filing Date of this Statement

Type	Amount (in thousands of yen)
-	-
Total --(a)	-

(ii) Borrowings before the Filing Date of this Statement

a. Financial Institutions

	Business of Lender	Name, etc. of Lender	Terms of Applicable Loan Agreement	Amount (in thousands of yen)
1	-	-	-	-
2	-	-	-	-
Total				-

b. Lenders other than Financial Institutions

Business of Lender	Name, etc. of Lender	Terms of Applicable Loan Agreement	Amount (in thousands of yen)
-	-	-	-
Total			-

(iii) Funds to be Obtained on or after the Filing Date of this Statement

a. Financial Institutions

	Business of Lender	Name, etc. of Lender	Terms of Applicable Loan Agreement	Amount (in thousands of yen)
1	-	-	-	-
2	Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2-7-1, Marunouchi, Chiyoda-ku, Tokyo	Borrowings of amount equal to the funds required for the purchase, etc.	105,000,000
Total –(b)				105,000,000

(Note) The Tender Offeror obtained a certificate from The Bank of Tokyo-Mitsubishi UFJ, Ltd. stating that The Bank of Mitsubishi-Tokyo UFJ, Ltd. is ready to make a loan up to the above-described amount as the funds required for the Tender Offer. The terms and conditions of finance will be determined through separate consultation.

b. Lenders other than Financial Institutions

Business of Lender	Name, etc. of Lender	Terms of Applicable Loan Agreement	Amount (in thousands of yen)
-	-	-	-
Total –(c)			-

(iv) Other Method of Financing

Description	Amount (in thousands of yen)
-	-
Total --(d)	-

(v) Total Amount of Bank Deposits, Borrowings, etc. Applicable to the Funds Required for the Tender Offer

105,000,000 thousands of yen ((a) + (b) + (c) + (d))

(3) Relationship, etc. between the Tender Offeror and Issuer of Securities Used as Consideration for the Tender Offer

Not applicable.

9. Status of the Issuer of Securities Used as Consideration for the Tender Offer

Not applicable.

10. Settlement Procedure

(1) Name and Location of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(2) Commencement Date of Settlement

Tuesday, August 14, 2007

(Note) Wednesday, August 22, 2007 if the Tender Offer period is extended pursuant to the provisions of Article 27-10, Paragraph 3 of the Law.

(3) Settlement Procedure

A written notice regarding purchase, etc. under the Tender Offer will be mailed to the address of each Tendering Shareholder, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) without delay after the expiration of the Tender Offer period.

Purchases shall be settled in cash. The Tender Offer Agent will remit to the place designated by each Tendering Shareholder, etc. the sales price with regard to the shares purchased in accordance with the instructions given by the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) without delay on or after the commencement date of settlement.

(4) Procedure for Returning Share Certificates, etc.

In the event that all of the Tendered Shares, etc. are not purchased under the terms set forth in "(1) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law" or "(2) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal" of "11. Other Conditions and Procedures Relating to the Tender Offer" below, the Tender Offer Agent will, in accordance with the direction of the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) and without delay on or after the commencement date of the settlement (or in the case where the Tender Offer is withdrawn, the date of withdrawal of the Tender Offer), return the share certificates, etc. by delivering them to the Tendering Shareholders, etc. or sending them by mail to the address of the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.), or, with respect to the share certificates, etc. kept in custody by the Tender Offer Agent (or by JASDEC through the Tender Offer Agent or, in the case of the PENTAX Bonds with Share Subscription Warrants, by Euroclear Bank S.A./N.V.) at the time of tender, return such share certificates, etc. to the same condition of custody as at the time of tender.

11. Other Conditions and Procedures Relating to the Tender Offer

(1) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of Tendered Shares is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares will be purchased. If the total number of Tendered Shares equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all the Tendered Shares will be purchased.

(2) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1(*i*) through (*ri*) and (*wo*) through (*so*), Item 2(*i*), Items 3(*i*) through (*chi*), Item 4, Item 5, and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw the Tender Offer.

When withdrawing the Tender Offer, the Tender Offeror will give an electronic public notice and announce in *The Nihon Keizai Shimbun* newspaper that such public notice has been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter.

(3) Existence (or Non-existence) of Conditions for Reducing Tender Offer Price, Details thereof, and Manner of Disclosure of Reduction

If the Target engages in any act stipulated in Article 13, Paragraph 1 of the Enforcement Order pursuant to Article 27-6, Paragraph 1, Item 1 of the Law during the Tender Offer period, the Tender Offeror may reduce the Tender Offer price as set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

When reducing the Tender Offer price, the Tender Offeror will give an electronic public notice and announce in *The Nihon Keizai Shimbun* newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares, etc. tendered on and prior to the date of such public announcement shall also be purchased at the reduced prices.

(4) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

Tendering Shareholders, etc. may cancel any agreement concerning the Tender Offer at any time during the Tender Offer period. Any such agreement shall be cancelled in accordance with "(2)

Procedure for Canceling Agreement" of "7. Procedure for Tendering and Canceling of Agreement " above.

No claim for indemnification or civil penalties will be made by the Tender Offeror against Tendering Shareholders, etc. should they cancel their tenders. Further, the expenses incurred in returning the Tendered Shares, etc. will be borne by the Tender Offeror.

(5) Manner of Disclosure in case of Modification of Conditions, etc. of the Tender Offer

During the Tender Offer period, the Tender Offeror may modify the conditions, etc. of the Tender Offer except as prohibited in Article 27-6 of the Law and Article 13 of the Enforcement Order.

When modifying the conditions, etc. of the Tender Offer, the Tender Offeror will give public notice providing the details of such modifications electronically and announce in *The Nihon Keizai Shimbun* newspaper that such public notice has been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares, etc. tendered both on and prior to the date of such public notice shall be purchased in accordance with the modified conditions, etc. of the Tender Offer.

(6) Manner of Disclosure upon Filing of Amendment to Registration Statement

If the Tender Offeror files any Amendment to this Registration Statement with the Director General of the Kanto Local Finance Bureau, the Tender Offeror shall promptly make a public announcement regarding such amendment to the extent that it relates to any information contained in the Public Notice of the Commencement of the Tender Offer pursuant to Article 20 of the Cabinet Office Ordinance. The Tender Offeror shall immediately amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Tendering Shareholders, etc. who have received the original Tender Offer Explanatory Statement. However, if only limited amendments are made, instead of providing an amended Tender Offer Explanatory Statement, the Tender Offeror shall prepare and provide a document stating the reasons for such amendments, the items that have been amended, and the amended information.

(7) Manner of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced pursuant to Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the Tender Offer period.

(8) Other Matters

The distribution of this Tender Offer Registration Statement, the Explanation of Tender Offer and other materials relating thereto may be restricted under laws in certain jurisdictions. The Tender Offeror requests any person receiving this Tender Offer Registration Statement, the Explanation of Tender Offer and other materials relating thereto to be aware of and comply with such restrictions.

Part II. Description of the Tender Offeror

1. Purchases by the Corporation

(1) Company overview

Company history

1941	November	An optical glass production plant (Toyo Kogaku Garasu Seizosho) was established in the city of Hoya, Tokyo (now part of Nishi Tokyo city), and began production of optical glass
1944	August	The plant incorporated under the name Toyo Kogaku Garasu Seizosho Co., Ltd., with a total capital of ¥1.2 million
1945	October	Began production of crystal tableware products
1947	August	The Company changed its name to HOYA Crystal Garasu Seizosho
1960	November	The Company established the Showa Plant in Akishima City, Tokyo (currently, the Akishima Plant). The Company merged with three affiliates: HOYA Kogaku Kogyo, Yamanaka Kogaku Kogyo and HOYA Kogaku Garasu Hanbai, and changed its name to HOYA Glass Works
1961	October	HOYA Glass Works listed its shares on the Second Section of the Tokyo Stock Exchange
1962	May	Began production of eyeglass lenses
	October	Shares were listed on the Second Section of the Nagoya Stock Exchange
1963	May	The Company established the Musashi Plant, in Iruma City, Saitama Prefecture
1972	December	Began production of soft contact lenses
1973	February	Shares listed on the First Sections of the Tokyo Stock Exchange and Nagoya Stock Exchange
1974	January	Began production of IC mask substrates
1982	October	The Company merged with its subsidiary, HOYA Electronics Co., Ltd. (currently, the Nagasaka Plant)
1983	January	The Company established the Hachioji Plant in Hachioji City, Tokyo,and began production of IC photomasks
1984	August	Construction of a new Head Office building was completed, at the current site
	October	The Company merged with subsidiaries HOYA Lens Corporation and HOYA Crystal Corporation, and changed its name to HOYA Corp.
1985	April	The Company established its Kodama Plant in Honjo City, Saitama Prefecture (currently, the Medical Division's Kodama Laboratory)
1987	June	Began production of intraocular lens implants, used in cataract surgery
	November	Began production of aspherical molded glass lenses, using optical glass
1989	April	Established subsidiaries HOYA Europe B.V. (currently OCHIAI Holdings N.V.) in the Netherlands, to serve as its European headquarters, and HOYA Corporation USA, to serve as its North American headquarters
1991	March	Introduced glass disks substrates for HDDs (glass electromagnetic disks)
1996	November	Established the Kumamoto Plant in Ozu-machi, Kikuchi-gun, Kumamoto Prefecture
1997	April	Introduced an "internal company system," reorganizing Group operations into two internal companies – Electro-Optics and Vision Care – and three subsidiaries –HOYA Photonics, Inc., HOYA Healthcare Corp., and HOYA Crystal Corp. (currently the Crystal Company)
	May	Established a third regional headquarters in Asia (Singapore), HOYA Holdings Asia Pacific Pte. Ltd. This regional base joined HOYA Holdings N.V. and HOYA Holdings, Inc., which had been designated in April 1997 as the European headquarters and the North American headquarters, respectively
	December	HOYA Lens Deutschland GmbH became the first Group company to receive ISO 14001 certification
1998	April	Began releasing consolidated financial results on a quarterly basis
1999	February	All major domestic plants received ISO 14001 certification
	September	Acquired the Belgian eyeglass manufacturer Buchmann Optical Industries N.V. (currently HOYA Lens Belgium N.V.)
2000	April	Acquired Optical Resources Group, Inc., a US-based, made-to-order manufacturer of eyeglasses (Absorbed by HOYA Corp. in March 2001, and restructured as the North American branch of the Vision Care company).
	July	Acquired the semiconductor photomask production division of Oki Electric Industry Co., Ltd.
2002	May	Began production and sale of 3C-SiC, a new substrate material for semiconductors
	August	Established a technical alliance with Dai Nippon Printing Co., Ltd. to jointly develop mask blanks for next-generation semiconductors
2003	January	The Company de-listed its shares from the First Section of the Nagoya Stock Exchange
	March	The Company merged with subsidiaries HOYA Crystal Corp. and HOYA Crystal Shop Corp. (currently, part of the Crystal Company)
	June	Established a "corporation-with-committees" system
	July	Transferred global financial management operations to a holding company in Europe
2004	February	The Company merged with subsidiary HOYA Optics Corp.

	March	Acquired the HDD glass disk business of Nippon Sheet Glass Co., Ltd.
	October	Established a Level-1 American Depositary Receipt (ADR) program
2005	November	Conducted a four-for-one split of common shares
2006	March	The Company merged with subsidiary HOYA Advanced Semiconductor Technologies Co., Ltd.
	October	The Company transferred manufacturing operation of contact lenses to subsidiaries HOYA Healthcare Corp.

(2) Company purpose and content of business activities

Purpose of the Company

The purpose of the Company (purchaser) is to carry out the following business activities:

(1) Production and sale of various types of glass and ceramic products
(2) Production and sale of various types of chemical materials and products
(3) Production and sale of electronics-related materials, components and equipment
(4) Production and sale of optoelectronics-related materials, components and equipment
(5) Production and sale of optical glass, optical machinery and related products
(6) Production and sale of measuring equipment, meters, and their components
(7) Production and sale of eyeglass lenses, frames, production equipment and related medical equipment
(8) Production and sale of contact lenses and related medical equipment
(9) Production, wholesaling and sale of intra-ocular lens implants
(10) Production and sale of pharmaceuticals, quasi-drugs, medical supplies and medical equipment
(11) Production and sale of tableware, household items and related products
(12) Production and sale of decorative ornaments and interior products
(13) Development and sale of software
(14) Provision of data telecommunications services and database services
(15) Operation of ISP and Internet advertising services
(16) Design, planning and development of Internet websites for corporations
(17) Import and export of products listed in each of the preceding items
(18) Any and all businesses incidental to any of the preceding items.

Content of Business Activities

The Group, comprising the Company and its 68 subsidiaries and affiliates (as of March 31, 2007), operates businesses related to the production and sale of optoelectronics products, photonics products, vision care and health care items and crystal products, as well as related services and support activities. All of the products are manufactured by the Company or its domestic and overseas subsidiaries and affiliates.

Domestic sales of manufactured items and merchandise are generally conducted through direct sales to other manufacturers and specialty stores, whereas export sales primarily involve sales by the parent company, using one of its overseas affiliates as a sales agent.

The Group is managed on a global basis, via a consolidated group management structure. Individual business divisions, such as the information technology division and eye care division, are each responsible for managing their own fields of operations, in accordance with the management strategies formulated by the global headquarters of the Company. Regional head offices have been established for North America, Europe and Asia, in order to strengthen relationships in the region and lend support to local legal compliance and internal auditing activities. Financial management activities are carried out on a global basis, and these operations are headquartered at Netherlands Branch of the Company.

(3) Total capital and total outstanding shares (as of July 3, 2007)

Total capital	Total shares outstanding
¥6,264,201,967	435,017,020 shares

(4) Major shareholders (as of March 31, 2007)

Shareholder's Name	Address or Location	Shares held	Percentage of

		(hundreds)	total shares outstanding
Japan Trustee Services Bank, Ltd. (Trust account)	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	293,646	6.75%
Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsucho 2-Chome, Minato-ku, Tokyo	235,087	5.40%
The Chase Manhattan Bank N.A., London (Custody: Mizuho Corporate Bank, Kabutocho Custody & Proxy Dept.)	360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A (6-7 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)	144,323	3.31%
State Street Bank & Trust Co. 505103 (Custody: Mizuho Corporate Bank, Kabutocho Custody & Proxy Dept)	PO Box 351, Boston, Massachusetts 02101 USA (6-7 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)	119,103	2.73%
Daiichi Mutual Life Insurance Co. (Custody: Trust & Custody Services Bank, Ltd.)	13-1 Yurakucho 1-Chome, Chiyoda-ku Tokyo (Harumi Island Triton Square Office Tower Z, 8-12 Harumi 1-Chome, Chuo-ku, Tokyo)	115,306	2.65%
State Street Bank & Trust Co. (Custody: Mizuho Corporate Bank, Kabutocho Custody & Proxy Dept)	PO Box 351, Boston, Massachusetts 02101 USA (6-7 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)	105,043	2.41%
Nippon Life Insurance Company	6-6 Marunouchi 1-Chome, Chiyoda-ku, Tokyo	100,001	2.29%
Mamoru Yamanaka	Nerima-ku, Tokyo	90,197	2.07%
The Chase Manhattan Bank 385036 (Custody: Mizuho Corporate Bank, Kabutocho Custody & Proxy Dept)	360 N. Crescent Drive, Beverly Hills, CA 90210 USA (6-7 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)	88,677	2.03%
Deutche Bank Trust Company Americas (Custody: Sumitomo Mitsui Banking Corp. Global Investors' Services Dept.)	60 Wall Street, 27th Floor, New York, NY USA (1-2 Yurakucho 1-Chome, Chiyoda-ku Tokyo)	78,340	1.80%
Total	—	1,369,726	31.49%

Notes: (1) Odd lot share amounts of less than one unit (100 shares) are rounded down.

(2) The Company received a copy of a report of major shareholdings dated January 22, 2007, from Capital Research & Management Company, etc. ("CRMC"). According to the report, CRMC reported that it held 22,538,210 shares of the Company's stock. However, it was not possible to confirm the number of shares held by CRMC as of the end of the fiscal year, and for that reason CMRC is not included in the above list of major shareholders. The details of CRMC's report of major shareholdings are as follows:

Shareholder's name: Capital Research & Management Company, etc.
Address: 333 South Hope Street, Los Angeles, CA 90071 USA
Number of shares held: 22,538,210 shares
Percentage of total shares outstanding: 5.18%

The Company received a copy of a report of major shareholdings dated February 28, 2007, from Fidelity Investments Japan Limited ("Fidelity"). According to the report, Fidelity reported that it held 21,812,700 shares of the Company's stock. However, it was not possible to confirm the number of shares held by Fidelity as of the end of the fiscal year, and for that reason Fidelity is not included in the above list of major shareholders. The details of Fidelity's report of major shareholdings are as follows:

Shareholder's name: Fidelity Investments Japan Limited
Address: Shiroyama Trust Tower, 3-1 Toranomon 4-Chome, Minato-ku, Tokyo
Number of shares held: 21,812,700 shares
Percentage of total shares outstanding: 5.01%

(5) Company Directors, Work History and Number of Shares Held (as of July 3, 2007)

Position	Job title	Name	Date of Birth	Work history	Shares held (hundreds)
Director	Chairman, Nomination Committee	Takeo Shiina	May 11, 1929	Jun. 1953 Joined IBM Japan, Ltd. May 1962 Director of IBM Japan, Ltd. Feb. 1975 President and Representative Director of IBM Japan, Ltd.	40

				Jan. 1993 Chairman of IBM Japan, Ltd. Jun. 1995 Director of the Company (present post) Dec. 1999 Senior Advisor to IBM Japan, Ltd. May 2007 General Advisor to IBM Japan, Ltd. (present post)	
Director	Chairman, Compensation Committee	Yuzaburo Mogi	Feb. 13, 1935	Apr. 1958 Joined Noda Shoyu Co., Ltd. (currently Kikkoman Corporation) Mar. 1979 Director of Kikkoman Corporation Mar. 1982 Managing Director of Kikkoman Corporation Oct. 1985 Managing Director and Representative Director of Kikkoman Corporation Mar. 1989 Executive Managing Director and Representative Director of Kikkoman Corporation Mar. 1994 Executive Vice President and Representative Director of Kikkoman Corporation Feb. 1995 President and Representative Director of Kikkoman Corporation Jun. 2001 Director of the Company (present post) Jun. 2004 Representative Director, Chairman and CEO of Kikkoman Corporation (present post)	40
Director		Yoshikazu Hanawa	Mar. 16, 1934	Apr. 1957 Joined Nissan Motor Co., Ltd. Jun. 1985 Director of Nissan Motor Co., Ltd. Jan. 1988 Managing Director, Nissan Motor Co., Ltd. Jun. 1990 Executive Managing Director of Nissan Motor Co., Ltd. Jun. 1991 Executive Vice President and Representative Director of Nissan Motor Co., Ltd. Jun. 1996 President and Representative Director of Nissan Motor Co., Ltd Jun. 1999 Chairman, President, Representative Director and CEO of Nissan Motor Co., Ltd. Jun. 2000 Chairman, Representative Director and CEO of Nissan Motor Co., Ltd. Jun. 2001 Chairman and Representative Director of Nissan Motor Co., Ltd. Jun. 2003 Advisor and Honorary Chairman of Nissan Motor Co., Ltd. Jun. 2003 Director of the Company (present post) Jun. 2005 Honorary Chairman of Nissan Motor Co., Ltd. (present post)	216
Director		Eiko Kono	Jan. 1, 1946	Dec. 1969 Joined RECRUIT Co., Ltd. Apr. 1984 Director of RECRUIT Co., Ltd. Aug. 1985 Managing Director of RECRUIT Co., Ltd. Nov. 1986 Senior Managing Director of RECRUIT Co., Ltd. Jul. 1994 Executive Vice President of RECRUIT Co., Ltd. Jun. 1997 President and Representative Director of RECRUIT Co., Ltd. Jun. 2003 Director of the Company (present post) Jun. 2003 Chairperson and CEO of RECRUIT Co., Ltd. Apr. 2004 Chairperson and Chairperson of the Board of Directors of RECRUIT Co., Ltd Jun. 2005 Special Advisor of RECRUIT Co., Ltd. (present post)	—
Director	Chairman of Audit Committee	Yukiharu Kodama	May 9, 1934	Apr. 1957 Joined the Ministry of International Trade and Industry (MITI) (currently Ministry of Economy, Trade and Industry (METI)) Jun. 1985 Director General of the Minister's Secretariat MITI Jun. 1988 Director General of Industrial Policy Bureau MITI Jun. 1989 Administrative Vice-Minister of MITI	—

				Jun. 1991 Retired from MITI Jun. 1991 Advisor to Japan Industrial Policy Research Institute (JIPRI) Feb. 1992 Advisor to the Industrial Bank of Japan Jun. 1993 President of The Shoko Chukin Bank Jun. 2001 Director of Mitsui OSK Lines (present post) Jul. 2001 Chairman of the Japan Information Processing Development Corporation (present post) Jun. 2005 Director of the Company (present post)	
Representative Executive Officer	President and CEO	Hiroshi Suzuki	Aug. 31, 1958	Apr. 1985 Joined the Company Jun. 1993 Director of the Company Jun. 1997 Managing Director of the Company Apr. 1999 Managing Director of the Company and President, Electro-Optics Company Jun. 1999 Executive Managing Director of the Company Jun. 2000 President and Representative Director of the Company Jun. 2003 Director, President, Representative Executive Officer and CEO of the Company (present post)	7,220
Executive Officer	Chief Financial Officer	Kenji Ema	Nov. 8, 1947	Mar. 1970 Joined the Company Jun. 1993 Director of the Company, in charge of Administration Planning, Accounting and Purchasing Jun. 1997 Managing Director of the Company, in charge of Strategy, Planning and Finance Jun. 2000 Executive Managing Director of the Company, in charge of Corporate Finance Jun. 2001 Executive Managing Director and CFO of the Company Jun. 2003 Director, Executive Officer and CFO of the Company Jul. 2003 President of HOYA Holdings N.V. Jan. 2007 Executive Officer Chief Financial of HOYA CORPORATION, Netherlands Branch (present post)	448
Executive Officer	Chief Technology Officer and Head of Business Development Division	Hiroaki Tanji	Jul. 31, 1952	Apr. 1992 Joined the Company Apr. 1997 General Manager, Institute of Advanced Technology, R&D Center of the Company Jul. 1999 Senior Vice President of HOYA HOLDINGS, INC Jun. 2000 Director of the Company Nov. 2001 Director and Head of Business Development Division of the Company Jun 2003 Director, Executive Officer and Head of Business Development Division of the Company Jun 2006 Director, Executive Officer, Chief Technology Officer and Head of Business Development Division of the Company Jul 2006 Director, Executive Officer and Chief Technology Officer of the Company (present post)	80
Total					8,044

Notes: (1) Odd lot share amounts of less than one unit (100 shares) are rounded down.

(2) Mr. Takeo Shiina, Mr. Yuzaburo Mogi, Mr. Yoshikazu Hanawa, Ms. Eiko Kono and Mr. Yukiharu Kodama are external directors, as provided for in Article 2, Paragraph 15 of the Company Law of Japan.

(3) The term of office of each Director shall expire one (1) year reckoned from the close of the annual general meeting of shareholders held on June 19, 2007.

The term of office of each Executive Officer shall expire one (1) year reckoned from the close of the first meeting of the board of directors convened after the close of the annual general meeting of shareholders held on June 19, 2007.

(4) The Company has adopted a "corporation-with-committees," including the Monitoring Committee, Nominating Committee, and Compensation Committee. The members of these committees are listed below.

Name of Committee	Members (Directors)
Monitoring Committee	Yukiharu Kodama, Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Eiko Kono
Nominating Committee	Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, Eiko Kono, Yukiharu Kodama
Compensation Committee	Yuzaburo Mogi, Takeo Shiina, Yoshikazu Hanawa, Eiko Kono, Yukiharu Kodama

(2) Accounting conditions

(1) Methods used in preparing consolidated financial statements

The Company's consolidated financial statements were prepared on the basis of the "Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, of 1976)

Consolidated financial statements for the Company's 68th fiscal year (April 1, 2005 – March 31, 2006) were based on the "Regulations of Consolidated Financial Statements" prior to the recent revision, while consolidated financial statements for the Company's 69th fiscal year (April 1, 2006 – March 31, 2007) were based on the "Regulations of Consolidated Financial Statements" following the revision.

(2) Auditing certification

In accordance with article 193-2 of the Securities and Exchange Law, the Company's consolidated financial statements for the 68th fiscal year (April 1, 2005 – March 31, 2006) and the 69th fiscal year (April 1, 2006 – March 31, 2007) were audited by KPMG AZSA & Co.

Consolidated Financial Statements

I. Consolidated Balance Sheets

Accounts	Notes	As of March 31, 2006 Amount (Millions of yen)		Ratio (%)	As of March 31, 2007 Amount (Millions of yen)		Ratio (%)
Assets							
I. Current assets							
1. Cash on hand and in banks			83,574			120,621	
2. Notes and accounts receivable	*5		78,380			94,296	
3. Inventories			41,178			49,721	
4. Deferred tax assets			7,407			7,067	
5. Other current assets			3,246			5,309	
6. Allowance for doubtful receivables			(1,512)			(1,311)	
Total current assets			212,273	58.7		275,706	61.6
II. Fixed assets							
1. Property, plant and equipment							
(1) Buildings and structures		61,582			70,039		
Less accumulated depreciation		32,034	29,548		36,167	33,871	
(2) Machinery and vehicles		193,971			245,210		
Less accumulated depreciation		135,478	58,493		169,249	75,961	
(3) Furniture and equipment		25,023			29,990		
Less accumulated depreciation		14,306	10,716		17,678	12,311	
(4) Land			8,648			9,154	
(5) Construction in progress			13,196			11,918	
Total property, plant and equipment			120,603	33.4		143,218	32.0
2. Intangible fixed assets							
(1) Software and others			7,424			6,248	
Total intangible fixed assets			7,424	2.1		6,248	1.4
3. Investments and other assets							
(1) Investment securities	*1		14,060			14,575	
(2) Deferred tax assets			2,757			2,723	
(3) Other assets			4,601			5,493	
(4) Allowance for doubtful receivables			(295)			(322)	
Total investments and other assets			21,123	5.8		22,470	5.0
Total fixed assets			149,152	41.3		171,937	38.4
III. Deferred charges							
1. Start-up costs and others			111			-	
Total deferred charges			111	0.0		-	-
Total assets			361,537	100.0		447,644	100.0

		As of March 31, 2006		As of March 31, 2007	
Accounts	Notes	Amount (Millions of yen)	Ratio (%)	Amount (Millions of yen)	Ratio (%)
Liabilities					
I. Current liabilities					
1. Notes and accounts payable		28,070		28,779	
2. Income taxes payable		14,342		12,821	
3. Accrued expenses		18,408		17,279	
4. Accrued bonuses to employees		4,207		4,327	
5. Accrued bonuses to directors		-		67	
6. Other current liabilities		14,276		14,905	
Total current liabilities		79,305	21.9	78,181	17.5
II. Long-term liabilities					
1. Reserve for periodic repairs		619		890	
2. Other long-term liabilities		1,211		1,427	
Total long-term liabilities		1,831	0.5	2,317	0.5
Total liabilities		81,137	22.4	80,499	18.0
Minority interests					
Minority interests		919	0.3	-	-
Shareholders' equity					
I. Common stock	*3	6,264	1.7	-	-
II. Capital surplus		15,898	4.4	-	-
III. Retained earnings		266,345	73.7	-	-
IV. Net unrealized gain on available-for-sale securities		110	0.0	-	-
V. Foreign currency translation adjustments		7,142	2.0	-	-
VI. Treasury stock—at cost	*4	(16,279)	(4.5)	-	-
Total shareholders' equity		279,480	77.3	-	-
Total liabilities, minority interests and shareholders' equity		361,537	100.0	-	-
Net assets					
I. Shareholders' equity					
1. Common stock		-		6,264	
2. Capital surplus		-		15,898	
3. Retained earnings		-		322,513	
4. Treasury stock—at cost		-		(12,753)	
5. Advances received for subscription of treasury stock		-		1	
Total shareholders' equity		-	-	331,924	74.2
II. Valuation and translation adjustments, etc					
1. Net unrealized loss on available-for-sale securities		-		(85)	
2. Foreign currency translation adjustments		-		33,263	
Total valuation and translation adjustments, etc		-	-	33,177	7.4
III. Stock subscription rights		-	-	167	0.0
IV. Minority interests		-	-	1,876	0.4
Total net assets		-	-	367,145	82.0

Total liabilities and net assets			-	-		447,644	100.0

II. Consolidated Statements of Income

Accounts	Notes	For the year ended March 31, 2006 Amount (Millions of yen)		Ratio (%)	For the year ended March 31, 2007 Amount (Millions of yen)		Ratio (%)
I. Net sales			344,228	100.0		390,093	100.
II. Cost of sales	*2		172,033	50.0		197,410	50.6
Gross profit			172,194	50.0		192,682	49.4
III. Selling, general and administrative expenses	*1 *2		71,098	20.7		85,469	21.9
Operating income			101,095	29.4		107,213	27.5
IV. Non-operating income							
1. Interest income		1,788			2,901		
2. Equity in earnings of associated companies		1,285			642		
3. Foreign exchange gain		242			-		
4. Other		1,552	4,869	1.4	2,283	5,827	1.5
V. Non-operating expenses							
1. Interest expense		142			86		
2. Sales discount		706			822		
3. Foreign exchange loss		-			6,711		
4. Other		1,478	2,327	0.7	2,510	10,131	2.6
Ordinary income ("Keijyo-rieki")			103,637	30.1		102,909	26.4
VI. Extraordinary gains							
1. Gain on sale of fixed assets	*3	109			9,629		
2. Reversal of allowance for doubtful receivables		6			295		
3. Reversal of reserve for periodic repairs		121			13		
4. Gain on transfer of business		1,655			-		
5. Other		496	2,389	0.7	575	10,513	2.7
VII. Extraordinary losses							
1. Loss on disposal of fixed assets	*4	625			3,327		
2. Additional retirement benefits		1,688			1,055		
3. Loss on clarification of soil pollution and other	*5	3,725			767		
4. Loss on impairment of long-lived assets	*7	1,232			87		
5. Devaluation of investment securities		13			7		
6. Loss on closure of plant	*6	522			-		
7. Other		852	8,660	2.5	1,046	6,290	1.6
Income before income taxes and minority interests			97,367	28.3		107,132	27.5
Income taxes - current		22,249			23,491		
Income taxes - deferred		(511)	21,738	6.3	70	23,562	6.0
Income attributed to minority interests			9	0.0		178	0.1
Net income			75,620	22.0		83,391	21.4

III. Consolidated Statement of Capital Surplus and Retained Earnings and Consolidated Statement of Changes in Net Assets

Consolidated Statement of Capital Surplus and Retained Earnings

		For the year ended March 31, 2006	
Accounts	Notes	Amount (Millions of yen)	
Capital surplus			
I. Capital surplus at beginning of the year			15,898
II. Capital surplus at end of the year			15,898
Retained earnings			
I. Retained earnings at beginning of the year			268,255
II. Increase in retained earnings			
1. Net income		75,620	75,620
III. Decreases in retained earnings			
1. Dividends		23,398	
2 Bonuses to directors		65	
3 Retirement of treasury stock		53,180	
4 Loss on sale of treasury stock		871	
5 Other decreases in retained earnings		13	77,529
IV. Retained earnings at end of the year			266,345

Consolidated Statement of Changes in Net Assets
For the year ended March 31, 2007

(Millions of yen)

	Shareholders' Equity					
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Advances Received for Subscription of Treasury Stock	Total Shareholders' Equity
Balance as of March 31, 2006	6,264	15,898	266,345	(16,279)	—	272,228
Changes during the year						
Dividends (1)			(25,843)			(25,843)
Bonuses to the directors (2)			(64)			(64)
Net income			83,391			83,391
Repurchase of treasury stock				(12)		(12)
Sale of treasury stock			(1,606)	3,539		1,932
Changes attributed to accounting changes in overseas consolidated subsidiaries (3)			290			290
Other (4)					1	1
Net changes in net assets other than changes in shareholders' equity						
Total changes during the year	—	—	56,167	3,526	1	59,695
Balance as of March 31, 2007	6,264	15,898	322,513	(12,753)	1	331,924

	Valuation and Translation Adjustments, etc.			Stock Subscription Rights	Minority Interests	Total Net Assets
	Net unrealized Gain (loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments, etc.			
Balance as of March 31, 2006	110	7,142	7,252	—	919	280,400
Changes during the year						
Dividends (1)						(25,843)
Bonuses to the directors (2)						(64)
Net income						83,391
Repurchase of treasury stock						(12)
Sale of treasury stock						1,932
Changes attributed to accounting changes in overseas consolidated subsidiaries (3)						290
Other (4)						1
Net changes in net assets other than changes in shareholders' equity	(195)	26,121	25,925	167	956	27,049
Total changes during the year	(195)	26,121	25,925	167	956	86,744

	Valuation and Translation Adjustments, etc.			Stock Subscription Rights	Minority Interests	Total Net Assets
	Net unrealized Gain (loss) on Available-for-Sale Securities	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments, etc.			
Balance as of March 31, 2007	(85)	33,263	33,177	167	1,876	367,145

Notes:

1. Appropriations resolved by the board directors of the Company in May and October 2006
2. Appropriations approved by shareholders of consolidated subsidiaries in June 2006
3. Changes in functional currencies of certain overseas consolidated subsidiaries from their local currencies to US dollar or Japanese yen
4. Amounts received for sale of treasury stock in advance

IV. Consolidated Statements of Cash Flows

	Accounts	Note	For the year ended March 31, 2006 Amount (Millions of yen)	For the year ended March 31, 2007 Amount (Millions of yen)
I.	Cash flows from operating activities			
1.	Income before income taxes and minority interests		97,367	107,132
2.	Depreciation and amortization		26,251	36,338
3.	Loss on impairment of long-lived assets		1,232	87
4.	Gain on transfer of business		(1,655)	-
5.	Increase / (decrease) in allowance for doubtful receivables		234	(242)
6	Increase in accrued bonuses to employees		278	154
7.	Increase in reserve for periodic repairs		76	267
8.	Interest and dividends income		(1,794)	(2,922)
9.	Interest expense		142	86
10.	Foreign exchange (gain) / loss		(598)	4,782
11.	Equity in earnings of associated companies		(1,285)	(642)
12.	Gain on sale of fixed assets		(109)	(9,629)
13.	Loss on disposal of fixed assets		625	3,327
14.	Devaluation of investment securities		13	7
15.	Additional retirement benefits		1,688	1,055
16.	Loss on clarification of soil pollution and other		3,725	767
17.	Bonuses to directors		(65)	(64)
18.	Other		(2,943)	2,028
19.	Increase in trade notes and accounts receivable		(4,041)	(13,800)
20.	Increase in inventories		(2,546)	(4,798)
21.	Decrease in other current assets		2,097	2,249
22.	Increase / (decrease) in trade notes and accounts payable		3,643	(1,208)
23.	Increase / (decrease) in consumption tax payable and other		662	(1,022)
24.	Increase in other current liabilities		1,757	241
	Sub-total		124,755	124,195
25.	Interest and dividends received		1,865	2,556
26.	Interest paid		(112)	(40)
27.	Additional retirement benefits paid		(1,241)	(558)
28.	Loss on clarification of soil pollution and other paid		(1,165)	(3,998)
29.	Income taxes paid		(18,246)	(23,361)
	Net cash provided by operating activities		105,855	98,793

Accounts		Note	For the year ended March 31, 2006 Amount (Millions of yen)	For the year ended March 31, 2007 Amount (Millions of yen)
II.	Cash flows from investing activities			
1.	Acquisition of property, plant and equipment		(47,741)	(52,379)
2.	Proceeds from sale of property, plant and equipment		266	10,217
3.	Acquisition of investment securities		(2,069)	(407)
4.	Proceeds from sale of investment securities		-	30
5.	Net payments for acquisition of consolidated subsidiaries		(337)	(908)
6.	Executions of loans		(2)	(584)
7.	Collections of loans		116	77
8.	Executions of other investments		(4,630)	(3,274)
9.	Proceeds from other investments		155	576
10.	Proceeds from transfer of business		2,230	-
	Net cash used in investing activities		(52,012)	(46,652)
III.	Cash flows from financing activities			
1.	Net decrease in short-term loans		(207)	-
2.	Repurchase of treasury stock		(64,031)	(12)
3.	Proceeds from sale of treasury stock		1,855	1,934
4.	Dividends paid by the Company		(23,402)	(25,810)
5.	Dividends paid to minority shareholders		(1)	(2)
	Net cash used in financing activities		(85,787)	(23,891)
IV.	Foreign currency translation adjustments on cash and cash equivalents		2,645	8,798
V.	Net increase / (decrease) in cash and cash equivalents		(29,300)	37,047
VI.	Cash and cash equivalents at beginning of the year		112,874	83,574
VII.	Cash and cash equivalents at end of the year	*1	83,574	120,621

Significant Accounting Policies

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
1. Scope of Consolidation	a. Number of consolidated subsidiaries: 62 Name of major consolidated subsidiaries: HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA HEALTHCARE Co., Ltd., HOYA SERVICE Co., Ltd. Five newly established overseas companies and one acquired overseas company have been consolidated from the current fiscal year. One domestic company has been excluded from consolidation following its merger with the Company and one overseas company has been excluded from consolidation following liquidation.	a. Number of consolidated subsidiaries: 67 Name of major consolidated subsidiaries: HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA HEALTHCARE Co., Ltd., HOYA SERVICE Co., Ltd. Five newly established overseas companies and one acquired overseas company have been consolidated from the current fiscal year. One overseas company has been excluded from consolidation following its merger with other consolidated subsidiary. As a result, net increase in the number of consolidated subsidiaries was five.
2. Equity Method	a. Number of affiliated companies for which the equity method is applied: one Name of affiliated company for which the equity method is applied: NH TECHNO GLASS Co., Ltd. b. Name of major unconsolidated subsidiaries and affiliated companies not accounted for by the equity method: Two Coins Co., Ltd. These unconsolidated subsidiaries and affiliated companies are not accounted for by the equity method, as their impact on consolidated net income and retained earnings is not significant.	a. Same as on the left b. Same as on the left
3. Accounting Period of Consolidated Subsidiaries	Six consolidated subsidiaries in China close their books of accounts at December 31. All of the 62 consolidated subsidiaries close their books of accounts quarterly, and accordingly, the above six subsidiaries are consolidated based on their books of accounts as of March 31 (the end of the fourth quarter of the Company).	Six consolidated subsidiaries in China close their books of accounts at December 31. All of the 67 consolidated subsidiaries close their books of accounts quarterly, and accordingly, the above six subsidiaries are consolidated based on their books of accounts as of March 31 (the end of the fourth quarter of the Company).
4. Significant Accounting Policies	a. Valuation method of significant assets i) Securities Marketable securities: Marketable available-for-sale securities are carried at fair value with any changes in unrealized gains or losses, net of the applicable income taxes, directly included in shareholders' equity. Cost of securities sold is calculated by the moving average method. Non-marketable securities: Non-marketable available-for-sale securities are carried at cost determined by the moving average method. ii) Inventories Inventories are stated at cost, determined principally by the average method. b. Depreciation and amortization i) Depreciation of property, plant and equipment: Depreciation of property, plant and equipment of the Company and its domestic consolidated subsidiaries is substantially calculated by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. Depreciation of	a. Valuation method of significant assets i) Securities Marketable securities: Marketable available-for-sale securities are carried at fair value with any changes in unrealized gains or losses, net of the applicable income taxes, directly included in nets assets. Cost of securities sold is calculated by the moving average method. Non-marketable securities: Same as on the left ii) Inventories Same as on the left b. Depreciation and amortization i) Depreciation of property, plant and equipment: Depreciation of property, plant and equipment of the Company and its domestic consolidated subsidiaries is substantially calculated by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. Depreciation of

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
	property, plant and equipment of certain consolidated subsidiaries are also calculated by the straight-line method. About 66.4% of the book value of property, plant and equipment are depreciated by the straight-line method. The estimated useful lives for buildings and structures range from 10 to 50 years, and machinery and vehicles range from 5 to 10 years.	property, plant and equipment of certain consolidated subsidiaries are also calculated by the straight-line method. About 66.2% of the book value of property, plant and equipment are depreciated by the straight-line method. The estimated useful lives for buildings and structures range from 10 to 50 years, and machinery and vehicles range from 3 to 10 years.
	ii) Amortization of intangible assets: Amortization of intangible assets is calculated by the straight-line method. Capitalized costs for computer software for internal use are amortized by the straight-line method over the estimated useful life of five years.	ii) Amortization of intangible assets: Same as on the left
	c. Deferred charges Deferred charges of overseas consolidated subsidiaries are amortized by the straight-line method over the period stipulated under their local accounting standards.	c. Deferred charges —
	d. Accounting for significant allowances and reserves	d. Accounting for significant allowances and reserves
	i) Allowance for doubtful receivables: Allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debts with respect to ordinary receivables, plus an estimate of uncollectible amounts for receivables from companies in financial difficulty.	i) Allowance for doubtful accounts: Same as on the left
	ii) Accrued bonuses to employees: Accrued bonuses to employees are provided based on the estimated amount to be paid.	ii) Accrued bonuses to employees: Same as on the left
	iii) Accrued bonuses to directors: —	iii) Accrued bonuses to directors: Accrued bonuses to directors are provided based on the estimated amount to be paid.
	iv) Reserve for periodic repairs: Reserve for periodic repairs is provided at amount estimated based on the expenses of the latest extensive repairs for continuous melting furnaces.	iv) Reserve for periodic repairs: Same as on the left
	e. Foreign currency translation: Receivables and payables denominated in foreign currencies are translated into yen at the rates of exchange in effect at the consolidated closing date and the resulting differences are charged to income. The assets and liabilities of overseas consolidated subsidiaries are translated into yen at the rates of exchange in effect at the consolidated closing date and their revenues and expenses are translated into yen at the average rate of exchange in effect during the year. Resulting differences are presented as a separate component in shareholders' equity ("Foreign currency translation adjustments") or allocated to minority interests.	e. Foreign currency translation: Receivables and payables denominated in foreign currencies are translated into yen at the rates of exchange in effect at the consolidated closing date and the resulting differences are charged to income. The assets and liabilities of overseas consolidated subsidiaries are translated into yen at the rates of exchange in effect at the consolidated closing date and their revenues and expenses are translated into yen at the average rate of exchange in effect during the year. Resulting differences are presented as a separate component of net assets ("Foreign currency translation adjustments") or allocated to minority interests in net assets.
	f. Lease accounting: All leases are accounted for as operating leases, except for the finance leases that	f. Lease accounting: Same as on the left

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
	are deemed to transfer ownership of the leased property to the lessee. g. Hedge accounting i) Accounting for hedge transactions: Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. Certain items denominated in foreign currencies, for which derivatives are used to hedge fluctuations in foreign currency exchange rates, are translated at the contracted rate if the derivatives qualify for hedge accounting. ii) Hedging instruments and hedged items, and hedging policy: Derivatives are used to hedge fluctuations in foreign currency exchange rates in accordance with the "Management Rule" of the Company. The Company does not enter into derivatives for speculative purposes. Hedging instruments and hedged items for the current fiscal year are as follows: Hedging instrument: Forward exchange contracts Hedged items: Receivables for exported products, payables for imported materials, future transactions and loans payable denominated in foreign currency iii) Assessment of effectiveness of hedge: Effectiveness of hedge is assessed by the ratio of accumulated fluctuations in market value or cash-flows of hedging instruments to accumulated fluctuations in market value or cash-flows of hedged item. h. Other significant accounting policies i) Accounting for consumption tax: Transactions subject to consumption tax are recorded at amount exclusive of consumption tax.	g. Hedge accounting i) Accounting for hedge transactions: Same as on the left ii) Hedging instruments and hedged items, and hedging policy: Derivatives are used to hedge fluctuations in foreign currency exchange rates in accordance with the "Management Rule" of the Company. The Company does not enter into derivatives for speculative purposes. Hedging instruments and hedged items for the current fiscal year are as follows: Hedging instrument: Forward exchange contracts Hedged items: Loans payable denominated in foreign currency iii) Assessment of effectiveness of hedge: Same as on the left h. Other significant accounting policies i) Accounting for consumption tax: Same as on the left
5. Valuation of assets and liabilities of consolidated subsidiaries	Assets and liabilities of consolidated subsidiaries acquired through business combinations are carried at fair value at the time of acquisition.	Same as on the left
6. Amortization of differences between cost and underlying net equity at fair value	Not applicable	—
7. Amortization of goodwill (positive and negative)	—	Goodwill is amortized on a straight-line basis over its estimated useful life determined for each investment, which does not exceed twenty years. However, insignificant goodwill is charged to income when incurred.
8. Appropriation of retained earnings	The appropriation of retained earnings is reflected in the fiscal year when such appropriation is approved by the shareholders.	—
9. Cash and cash equivalents in the consolidated statements of cash flows	Cash and cash equivalents in the consolidated statement of cash flows consist of cash on hand, cash in banks, which can be withdrawn on demand, and short-term investments, which become due within three months of the date of	Same as on the left

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
	acquisition and can easily be converted into cash with little risk of change in value.	

Changes in Significant Accounting Policies

For the year ended March 31, 2006	For the year ended March 31, 2007
—	(Accounting standards for presentation of net assets in the balance sheet, etc.) (Partial revision of accounting standards related to decreases in treasury stock and legal reserves) Effective April 1, 2006, the Company adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No. 5, December 9, 2005) and the "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No. 8, December 9, 2005), along with the revised "Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Statement No. 1, final version issued on August 11, 2006) and the "Implementation Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserve" (ASBJ Guidance No. 2, final version issued on August 11, 2006). Adoption of these standards has no effect on income for the current fiscal year. Total shareholders' equity as of March 31, 2007, in accordance with the previous accounting standards, would have been ¥365,102 million. Net assets on the consolidated balance sheet for the current fiscal year are presented in accordance with the amended "Regulations concerning Consolidated Financial Statements." (Accounting standards for business combinations, etc.) Effective April 1, 2006, the Company adopted the "Accounting Standard for Business Combinations" (Business Accounting Council Statement of Opinion, October 31, 2003), the "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005), and the "Implementation Guidance for Accounting Standards for Business Combination and Divestitures" (ASBJ Guidance No. 10, December 27, 2005). Adoption of these standards has no effect on income for the current fiscal year. (Accounting standard for bonuses to directors) Effective April 1, 2006, the Company adopted the "Accounting Standard for Bonuses to Directors" (ASBJ Statement No. 4, November 29, 2005). As a result, operating income, ordinary income, and income before income taxes and minority interests for the current fiscal year decreased by ¥ 67 million, respectively. Adoption of this standard has little effect on segment information. (Accounting standard for stock options) Effective April 1, 2006, the Company adopted the "Accounting Standard for Stock Options" (ASBJ Statement No. 8, December 27, 2005) and the "Implementation Guidance for Accounting Standard for Stock Options" (ASBJ Guidance No. 11, March 31 31, 2006). As a result, operating income, ordinary income, and income before income taxes and minority interests for the current fiscal year decreased by ¥ 167 million, respectively.

Changes in Presentation

For the year ended March 31, 2006	For the year ended March 31, 2007
(Consolidated balance sheet) "Accrued expenses" was included in "Other current liabilities" in current liabilities in the prior fiscal year. Since the amount has exceeded 5% of total amount of assets, accrued expenses is separately presented in the current fiscal year. The amount of accrued expenses included in "Other current liabilities" in current liabilities in the prior fiscal year was ¥ 14,162 million.	(Consolidated balance sheet) —
(Consolidated statements of cash flows) "Loss on clarification of soil pollution and other" and "Additional retirement benefits" were included in "Other" in cash flows from operating activities in the prior fiscal year. These are separately presented in the current fiscal year since they are significant. The amount of "Loss on clarification of soil pollution and other" and "Additional retirement benefits" included in "Other" in cash flows from operating activities in the prior fiscal were ¥ 1,980 million and ¥ 842 million, respectively.	(Consolidated statements of cash flows) —

Notes to Consolidated Financial Statements

All amounts are in millions of yen unless otherwise indicated except for per share.

Notes to the Consolidated Balance Sheets

As of March 31, 2006	As of March 31, 2007
*1 Balances with associated companies Investment securities (equity) 11,062	*1 Balances with associated companies Investment securities (equity) 11,678
2 Guarantees Guarantees provided by the Group on borrowings of customers and employees were as follows: Customers:49 customers 2,206 Employees:6 employees 3 Total 2,210	2 Guarantees Guarantees provided by the Group on borrowings of customers and employees were as follows: Customers:58 customers 2,772 Employees:1 employees 2 Total 2,774
*3 Type and number of shares issued were as follows: Common stock 435,017,020 shares	*3 —
*4 Type and number of shares of treasury stock were as follows: Common stock 4,401,607 shares	*4 —
*5 Matured notes as of the end of the current fiscal year —	*5 Matured notes as of the end of the current fiscal year The matured notes as of the end of the current fiscal year have been settled on the clearing date at financial institutions. As the end of the current fiscal year fell on a weekend when such institutions do not operate, the following matured notes are included in "Notes and accounts receivable": Notes Receivable 1,907

Notes to Consolidated Statements of Income

For the year ended March 31, 2006	For the year ended March 31, 2007
*1 Selling, general and administrative expenses Major items of selling, general and administrative expenses were as follows: Advertising 8,057 Commissions paid 7,498 Provision for doubtful receivables 161 Salaries and bonuses 18,082 Provision for bonuses to employees 3,370 Provision for bonuses to directors — Research and development 11,089	*1 Selling, general and administrative expenses Major items of selling, general and administrative expenses were as follows: Advertising 9,443 Commissions paid 9,235 Provision for doubtful receivables 214 Salaries and bonuses 21,549 Provision for bonuses to employees 4,066 Provision for bonuses to directors 67 Research and development 11,274
*2 Research and development expenses included in the selling, general and administrative expenses and manufacturing costs were as follows: Selling, general and administrative expenses 11,089 Manufacturing costs 3,045 Total 14,134	*2 Research and development expenses included in the selling, general and administrative expenses and manufacturing costs were as follows: Selling, general and administrative expenses 11,274 Manufacturing costs 3,645 Total 14,920
*3 Gain on sale of fixed assets This item consisted of gain on sale of machinery and vehicles (¥86 million) and other property, plant and equipment (¥22 million).	*3 Gain on sale of fixed assets This item consisted of gain on sale of land (¥9,575 million), machinery and vehicles (¥48 million) and other property, plant and equipment (¥4 million).
*4 Loss on disposal of fixed assets This item consisted of loss on disposal of machinery and vehicles (¥272 million), buildings and structures (¥229 million) and other property, plant and equipment (¥122 million).	*4 Loss on disposal of fixed assets This item consisted of loss on disposal of software (¥2,400 million), machinery and vehicles (¥354 million), buildings and structures (¥180 million) and other property, plant and equipment (¥391 million).
*5 Loss on clarification of soil pollution and others This item was attributed to clarification of soil pollution related to the closed plant.	*5 Loss on clarification of soil pollution and others Same as on the left.
*6 Loss on closure of plant This item was attributed to the closure of the Musashi Plant of the Crystal division in the current fiscal year.	*6 Loss on closure of plant —

Notes to Consolidated Statements of Income

For the year ended March 31, 2006	For the year ended March 31, 2007
*7 Impairment loss on long-lived assets In assessing impairment of long-lived assets, the Group principally bases the grouping on its business units. Details of the impairment loss are as follows: (1) Tokyo Studio and Musashi Plant of the Crystal division Location / Use / Type Akishima city, Tokyo, Iruma city, Saitama, etc. / Crystal manufacturing, etc. / Machinery, etc. Due to significant declines in customer demand as well as corporate demand for gifts at the Crystal division, the Group wrote down the carrying value of the relevant assets of the Crystal division to the recoverable amount, and as a result, recognized an impairment loss of ¥864 million as an extraordinary loss. Details of the impairment loss were ¥586 million for machinery and vehicles, ¥159 million for buildings and structures, and ¥117 million for other. The recoverable amount was measured at its value in use, which was the present value of future cash flows discounted at 5%. (2) Leased asset of the Corporate division Location / Use / Type Machida city, Tokyo / Lease / Land Due to a decline in market value of land, the Group wrote down the carrying value of the relevant assets in Machida city to the recoverable amount, and as a result, recognized an impairment loss of ¥368 million as an extraordinary loss. The recoverable amount was measured at its declared value.	*7 Impairment loss on long-lived assets In assessing impairment of long-lived assets, the Group principally bases the grouping on its business units. Details of the impairment loss are as follows: (1) Tokyo Studio(Akishima Plant) of the Crystal division Location / Use / Type Akishima city, Tokyo / Crystal manufacturing, etc. / Building, furniture and equipment etc. Due to significant declines in customer demand as well as corporate demand for gifts at the Crystal division, the Group wrote down the carrying value of the relevant assets of the Crystal division to the recoverable amount, and as a result, recognized an impairment loss of ¥87 million as an extraordinary loss. Details of the impairment loss were ¥36 million for furniture and equipment, ¥32 million for buildings and structures, and ¥19 million for other. The recoverable amount was measured at its value in use, which was the present value of future cash flows discounted at 5%.

Notes to Consolidated Statement of Changes in Net Assets
(For the year ended March 31, 2007)

1. Type and number of shares issued, and type and number of treasury stock

	Number of shares issued as of March 31, 2006 (shares)	Increases in number of shares issued for the year ended March 31, 2007(shares)	Decreases in number of shares issued for the year ended March 31, 2007(shares)	Number of shares issued as of March 31, 2007(shares)
Shares issued				
Common stock	435,017,020	–	–	435,017,020
Total	435,017,020	–	–	435,017,020
Treasury stock				
Common stock (*)	4,401,607	2,861	956,787	3,447,681
Total	4,401,607	2,861	956,787	3,447,681

Notes:
* Details of increases and decreases are as follows:
Increase of 2,861 shares attributed to the repurchase of odd lot shares
Decrease of 387 shares attributed to the request for additional purchase of odd lot shares by shareholders
Decrease of 956,400 shares attributed to the exercise of stock options

2. Stock subscription rights and treasury stock subscription rights

Issuing Company	Type of stock subscription rights	Type of shares to be issued	Number of shares to be issued				As of March 31, 2007 (Millions of yen)
			As of March 31, 2006	Increases for the year ended March 31, 2007	Decreases for the year ended March 31, 2007	As of March 31, 2007	
The Company (Parent)	Stock subscription rights as stock options	–	–	–	–	–	167
Total		–	–	–	–	–	167

3. Dividends
(1) Dividends Paid

(Millions of yen)

Resolution	Type of Share	Total Amount	Per Share	Record Date	Effective Date
Board of directors on May 25, 2006	Common stock	12,918	30 yen	March 31, 2006	May 26, 2006
Board of directors on October 19, 2006	Common stock	12,924	30 yen	September 30, 2006	November 21, 2006

(2) Dividends applicable to the current fiscal year, but to be paid after the end of the current fiscal year

(Millions of yen)

	Type of Share	Total Amount	Sources	Per Share	Record Date	Effective Date
Board of directors on May 31, 2007	Common stock	15,104	Retained earnings	35 yen	May 31, 2007	June 4, 2007

Notes to Consolidated Statements of Cash Flows

For the year ended March 31, 2006		For the year ended March 31, 2007	
*1 Cash and cash equivalents as of March 31, 2006 were reconciled to the accounts reported in the consolidated balance sheet as follows:		*1 Cash and cash equivalents as of March 31, 2007 were reconciled to the accounts reported in the consolidated balance sheet as follows:	
Cash on hand and in banks	83,574	Cash on hand and in banks	120,621
Cash and cash equivalents	83,574	Cash and cash equivalents	120,621
*2 Significant non-cash transaction		*2 Significant non-cash transaction	
Retirement of treasury stock	53,180	Not applicable	

Notes to Lease Transactions

For the year ended March 31, 2006

1. Lessee's Accounting
Finance leases other than those deemed to transfer ownership of the leased property to the lessee.

(1) Acquisition cost, accumulated depreciation, accumulated impairment loss and net carrying value were as follows:

	Machinery and Vehicles	Furniture and equipment	Total
Acquisition cost	3,484	2,084	5,568
Accumulated depreciation	2,397	1,138	3,535
Accumulated impairment loss	—	—	—
Net carrying value	1,086	946	2,032

The imputed interest expense portion as lessee is included in the above acquisition cost.

(2) Future minimum lease payments:

Due within one year	832
Due after one year	1,200
Total	2,032
Allowance for impairment loss on leased property	—

The imputed interest expense portion as lessee is included in the above future minimum lease payments.

(3) Lease expense, reversal of accumulated impairment loss on leased property, depreciation and impairment loss:

Lease expense	896
Reversal of accumulated impairment loss on leased property	170
Depreciation	725
Impairment loss	—

(4) Depreciation method:
Leased assets are depreciated by the straight-line method over the lease period with no residual value.

2. Lessee's Accounting for Operating Leases
—

For the year ended March 31, 2007

1. Lessee's Accounting
Finance leases other than those deemed to transfer ownership of the leased property to the lessee.

(1) Acquisition cost, accumulated depreciation, accumulated impairment loss and net carrying value were as follows:

	Machinery and Vehicles	Furniture and equipment, other	Total
Acquisition cost	1,745	2,630	4,375
Accumulated depreciation	658	1,307	1,965
Accumulated impairment loss	3	24	27
Net carrying value	1,083	1,298	2,382

The imputed interest expense portion as lessee is included in the above acquisition cost.

(2) Future minimum lease payments:

Due within one year	704
Due after one year	1,697
Total	2,402
Allowance for impairment loss on leased property	19

The imputed interest expense portion as lessee is included in the above future minimum lease payments.

(3) Lease expense, reversal of accumulated impairment loss on leased property, depreciation and impairment loss:

Lease expense	726
Reversal of accumulated impairment loss on leased property	9
Depreciation	717
Impairment loss	6

(4) Depreciation method:
Same as on the left.

2. Lessee's Accounting for Operating Leases
Future minimum lease payments:

Due within one year	183
Due after one year	399
Total	583

Notes to Securities

1. Marketable available-for-sale securities:

		As of March 31, 2006			As of March 31, 2007		
	Type of securities	Acquisition cost (Millions of yen)	Carrying value (Millions of yen)	Unrealized gains (Millions of yen)	Acquisition cost (Millions of yen)	Carrying value (Millions of yen)	Unrealized gains (losses) (Millions of yen)
Securities whose market value exceed the acquisition cost	(1) Stocks	1,692	1,874	181	159	267	108
	(2) Bonds						
	1. National and local government bonds	–	–	–	–	–	–
	2. Corporate bonds	–	–	–	–	–	–
	3. Other bonds	–	–	–	–	–	–
	(3) Other	–	–	–	–	–	–
	Sub-total	1,692	1,874	181	159	267	108
Securities whose fair market value do not exceed the acquisition cost	(1) Stocks	–	–	–	1,532	1,274	(258)
	(2) Bonds						
	1. National and local government bonds	–	–	–	–	–	–
	2. Corporate bonds	–	–	–	–	–	–
	3. Other bonds	–	–	–	–	–	–
	(3) Other	–	–	–	–	–	–
	Sub-total	–	–	–	1,532	1,274	(258)
Total		1,692	1,874	181	1,692	1,541	(150)

* The above acquisition costs were net of impairment loss, if applicable.

2. Available-for-sale securities sold for the year ended March 31, 2006 and 2007:

For the year ended March 31, 2006			For the year ended March 31, 2007		
Sales amount (Millions of yen)	Gain on sale (Millions of yen)	Loss on sale (Millions of yen)	Sales amount (Millions of yen)	Gain on sale (Millions of yen)	Loss on sale (Millions of yen)
–	–	–	–	–	–

3. Non-marketable available-for-sale securities:

	As of March 31, 2006	As of March 31, 2007
	Carrying value (Millions of yen)	Carrying value (Millions of yen)
Other securities		
Unlisted stocks	802	1,099
Investments in limited liability investment business partnerships, etc.	279	256

	As of March 31, 2006	As of March 31, 2007
	Carrying value (Millions of yen)	Carrying value (Millions of yen)
Total	1,081	1,355

Notes to Derivatives

1. Description of transactions:

For the year ended March 31, 2006	For the year ended March 31, 2007
(1) Details and purposes of transactions The Group enters into forward exchange contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies. Derivative transactions entered into for hedge purposes are accounted for using hedge accounting. A Accounting for hedge transactions: Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. Certain items denominated in foreign currencies, for which derivatives are used to hedge fluctuations in foreign currency exchange rates, are translated at the contracted rate if the derivatives qualify for hedge accounting. B Hedging instruments and hedged items: Hedging instrument: Forward exchange contracts Hedged items: Receivables from exported products, payables for imported materials, future transactions, and loans payable denominated in foreign currency. C Assessment of effectiveness of hedge: Effectiveness of hedge is assessed by the ratio of accumulated fluctuations in market value of hedging instruments to accumulated fluctuations in market value or cash-flows of hedged item.	(1) Details and purposes of transactions The Group enters into forward exchange contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies. Derivative transactions entered into for hedge purposes are accounted for using hedge accounting. A. Accounting for hedge transactions: Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. Certain items denominated in foreign currencies, for which derivatives are used to hedge fluctuations in foreign currency exchange rates, are translated at the contracted rate if the derivatives qualify for hedge accounting. B. Hedging instruments and hedged items: Hedging instrument: Forward exchange contracts Hedged items: Loans payable denominated in foreign currency. C. Assessment of effectiveness of hedge: Effectiveness of hedge is assessed by the ratio of accumulated fluctuations in market value of hedging instruments to accumulated fluctuations in market value or cash-flows of hedged item.
(2) Hedging policy for transactions The Group uses derivative financial instruments to manage its exposures to future fluctuations in foreign currency exchange rates on receivables and payables denominated in foreign currency. The Group does not enter into derivatives for speculative purposes.	(2) Hedging policy for transactions Same as on the left.
(3) Associated risks of transactions Forward exchange contracts are exposed to fluctuations in foreign currency exchange rates. Counterparties to these derivatives are limited to credible financial institutions; the Group does not anticipate any losses arising from credit risk.	(3) Associated risks of transactions Same as on the left.
(4) Risk management policy Derivative transactions are entered into in accordance with internal policies, and controlled by the European regional headquarters responsible for global financial management. Details of transactions are periodically reported to and monitored by the Finance department of the Company.	(4) Risk management policy Same as on the left.

2. Market value of transactions:

For the year ended March 31, 2006	For the year ended March 31, 2007
All of derivative transactions were accounted for using hedge accounting.	Same as on the left.

Notes to Retirement Benefits

For the year ended March 31, 2006	For the year ended March 31, 2007
Not applicable.	Same as on the left.

Notes to Stock Options
(For the year ended March 31, 2007)

1. Description of stock option:

(1) Description of stock option plan

	1st stock subscription rights	2nd stock subscription rights	3rd stock subscription rights
Type and number of recipients	Directors of the Company 6 Directors of subsidiaries 43 Employees of the Company 121 Employees of subsidiaries 58	Employees of the Company 1 Employees of subsidiaries 1	Directors of the Company 8 Directors of subsidiaries 14 Employees of the Company 60 Employees of subsidiaries 35
Number of stock options by type of stock to be issued (Note 1)	Common stock 3,747,600	Common stock 32,000	Common stock 700,000
Grant date	November 11, 2002	June 9, 2003	December 12, 2003
Vesting requirements	Remain employed from the grant date (November 11, 2002) to the end of the vesting period.	Remain employed from the grant date (June 9, 2003) to the end of the vesting period.	Remain employed from the grant date (December 12, 2003) to the end of the vesting period.
Service period	From the grant date to the end of the vesting period.	From the grant date to the end of the vesting period.	From the grant date to the end of the vesting period.
Exercise period (Note 2)	From October 1, 2003 to September 30, 2007	From October 1, 2003 to September 30, 2007	From October 1, 2004 to September 30, 2008

	4th stock subscription rights	5th stock subscription rights	6th stock subscription rights
Type and number of recipients	Directors of the Company 8 Directors of subsidiaries 5 Employees of the Company 54 Employees of subsidiaries 43	Directors of the Company 8 Directors of subsidiaries 13 Employees of the Company 85 Employees of subsidiaries 77	Directors of the Company 8 Directors of subsidiaries 73 Employees of the Company 12 Employees of subsidiaries 88
Number of stock options by type of stock to be issued (Note 1)	Common stock 635,600	Common stock 890,000	Common stock 780,800
Grant date	December 13, 2004	January 1, 2006	November 7, 2006
Vesting requirements	Remain employed from the grant date (December 13, 2004) to the end of the vesting period.	Remain employed from the grant date (January 1, 2006) to the end of the vesting period.	Remain employed from the grant date (November 7, 2006) to the end of the vesting period.
Service period	From the grant date to the end of the vesting period.	From the grant date to the end of the vesting period.	From the grant date to the end of the vesting period.
Exercise period (Note 2)	From October 1, 2005 to September 30, 2009	From October 1, 2006 to September 30, 2015	From October 1, 2007 to September 30, 2016

(Note 1) Number of stock options is expressed in number of shares to be issued upon exercise. The number of shares to be issued is adjusted taking into account a four-for one stock split for common stock as of November 15, 2005.

(Note 2) Exercise of stock options during the exercise period is subject to terms and conditions stipulated in the agreement of allotment of stock subscription rights entered into with respective recipients.

(2) Number of stock options and changes in number of stock options

The following tables are based on the stock options which exist as of March 31, 2007. Number of stock options is expressed in number of shares to be issued upon exercise.

1. Number of stock options (Note)

	1st stock subscription rights	2nd stock subscription rights	3rd stock subscription rights	4th stock subscription rights	5th stock subscription rights	6th stock subscription rights
Unvested As of March 31, 2006	–	–	–	–	890,000	–
Granted	–	–	–	–	–	780,800
Forfeited	–	–	–	–	–	–
Vested	–	–	–	–	890,000	–
Unvested As of March 31, 2007	–	–	–	–	–	780,800
Vested As of March 31, 2006	2,304,000	16,000	597,600	593,600	–	–
Vested	–	–	–	–	890,000	–
Exercised	806,800	–	85,600	63,200	800	–
Forfeited	–	–	–	–	–	–
Vested As of March 31, 2007	1,497,200	16,000	512,000	530,400	889,200	–

(Note) Number of shares in the above table is adjusted taking into account a four-for one stock split for common stock as of November 15, 2005.

2. Per unit information

	1st stock subscription rights	2nd stock subscription rights	3rd stock subscription rights	4th stock subscription rights	5th stock subscription rights	6th stock subscription rights
Exercise price (yen) (Note 1)	1,918	1,673	2,438	2,713	4,150	4,750
Average stock price on exercise (yen) (Note 1)	4,315	–	4,271	4,396	3,960	–
Fair value per unit (as of grant date) (yen) (Note 2)	–	–	–	–	–	(a) 1,113 (b) 1,224 (c) 1,289 (d) 1,448

(Note 1) Exercise price and average stock price on exercise in the above table is adjusted taking into account a four-for one stock split for common stock as of November 15, 2005.

(Note 2) As the 1st stock subscription rights through 5th stock subscription rights were granted before the Corporate Law of Japan became effective, fair value per unit was not calculated.

2. Valuation method for fair value of stock options

The 6th stock subscription rights granted for the year ended March 31, 2007 are valued as follows:

Fair value of stock subscriptions rights is valued for each of the following exercise periods.

(a) From October 1, 2007 to September 30, 2008
(b) From October 1, 2007 to September 30, 2009
(c) From October 1, 2007 to September 30, 2010
(d) From October 1, 2007 to September 30, 2016

1. Option-pricing model used: Black-Scholes model
2. Major assumptions used:

	(a)	(b)	(c)	(d)
Stock price volatility (Note 1)	32.28%	33.91%	34.32%	37.19%
Estimated time to exercise (Note 2)	5.40 years	5.90 years	6.40 years	6.90 years
Estimated dividends (Note 3)	60 yen	60 yen	60 yen	60 yen
Risk free rate (Note 4)	1.32%	1.38%	1.43%	1.49%

(Note 1) It is based on historical volatility of stock price for the period, corresponding to the estimated time to exercise, prior to the grant date.

(Note 2) It is assumed to be exercised in the middle of the exercise period due to the lack of enough data for other reasonable estimation.

(Note 3) It is based on the actual dividends for the year ended March 31, 2006.

(Note 4) It is based on interest rates on national government bonds with maturity corresponding to the estimated time to exercise.

3. Estimation methods for number of vested stock options

Only the actual number of stock options forfeited is reflected due to difficulty in estimating the number of stock options to be forfeited in the future.

4. Stock option expense is recorded on the consolidated statement of income for the year ended March 31, 2007 as follows:

Cost of sales ¥43 million
Selling, general and administrative expenses ¥123 million

Notes to Income Taxes

As of and for the year ended March 31, 2006

I. Significant components of deferred tax assets and liabilities are as follows:

I. Current	
Deferred tax assets:	
Inventories – inter-company unrealized profits	1,692
Accrued bonuses to employees	1,601
Loss on clarification of soil pollution and other	1,474
Accrued enterprise tax	727
Inventories – loss on write-down	253
Other	1,657
Total gross deferred tax assets	7,407
II. Non-current	
Deferred tax assets:	
Excess of financial accounting over tax depreciation	1,962
Loss on impairment of long-lived assets	1,376
Excess of financial accounting over tax provision for doubtful receivables	105
Other	258
Total gross deferred tax assets	3,702
Deferred tax liabilities:	
Reserve for advanced depreciation	(406)
Reserve for special depreciation	(298)
Net unrealized gains on available-for sale securities	(74)
Other	(165)
Total gross deferred tax liabilities	(945)
Net deferred tax assets	2,757

II. The reconciliation between the effective tax rate reflected in the consolidated financial statements and the statutory tax rate is summarized as follows:

Statutory tax rate of the Company	40.4%
(Reconciliation)	
Lower or exemption of income tax rates applicable to income in certain foreign countries	(18.2)
Expenses such as entertainment expense not permanently deductible for income tax purposes	0.4
Per capita portion	0.1
Non-taxable dividend income	(1.8)
Inter-company cash dividend and transactions	1.8
Equity in earnings of associated companies	(0.5)
Special income tax credit on experiment and research expenses	(0.5)
Other	0.6
Actual effective tax rate	22.3

As of and for the year ended March 31, 2007

I. Significant components of deferred tax assets and liabilities are as follows:

I. Current	
Deferred tax assets:	
Inventories – inter-company unrealized profits	2,647
Accrued bonuses to employees	1,655
Accrued enterprise tax	922
Inventories – loss on write-down	78
Other	1,763
Total gross deferred tax assets	7,067
II. Non-current	
Deferred tax assets:	
Excess of financial accounting over tax depreciation	1,576
Loss on impairment of long-lived assets	622
Loss on disposal of fixed assets	518
Excess of financial accounting over tax provision for doubtful receivables	110
Other	600
Total gross deferred tax assets	3,429
Deferred tax liabilities:	
Reserve for advanced depreciation	(307)
Reserve for special depreciation	(232)
Other	(165)
Total gross deferred tax liabilities	(705)
Net deferred tax assets	2,723

II. The reconciliation between the effective tax rate reflected in the consolidated financial statements and the statutory tax rate is summarized as follows:

Statutory tax rate of the Company	40.4%
(Reconciliation)	
Lower or exemption of income tax rates applicable to income in certain foreign countries	(17.1)
Expenses such as entertainment expense not permanently deductible for income tax purposes	0.4
Per capita portion	0.1
Non-taxable dividend income	(1.5)
Inter-company cash dividend and transactions	1.5
Equity in earnings of associated companies	(0.2)
Special income tax credit on experiment and research expenses	(0.7)
Other	(0.9)
Actual effective tax rate	22.0

Segment Information
Business Segment Information

(Millions of yen)

	For the year ended March 31, 2006								
	Information Technology		Eye Care		Lifestyle Refinement		Total	Eliminations and Corporate	Consolidated
	Electro -Optics	Photonics	Vision Care	Health Care	Crystal	Service			
I. Sales and Operating Income Net Sales (1) Sales to customers	190,551	10,092	104,456	35,483	1,864	1,777	344,228	—	344,228
(2) Inter-segment sales	744	246	0	0	33	4,333	5,357	(5,357)	—
Total sales	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
Operating expenses	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
Operating income (loss)	74,862	933	20,369	6,859	(154)	646	103,516	(2,421)	101,095
II. Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures Assets	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
Depreciation	18,715	108	6,444	855	—	53	26,177	74	26,251
Impairment of long-lived assets	—	—	—	—	864	—	864	368	1,232
Capital expenditures	37,243	208	7,958	2,391	761	159	48,722	63	48,785

(Millions of yen)

	For the year ended March 31, 2007							
	Information Technology		Eye Care		Other	Total	Eliminations and Corporate	Consolidated
	Electro -Optics	Photonics	Vision Care	Health Care				
I. Sales and Operating Income Net Sales (1) Sales to customers	219,252	9,092	119,808	40,849	1,089	390,093	—	390,093
(2) Inter-segment sales	413	248	0	0	2,765	3,427	(3,427)	—
Total sales	219,665	9,341	119,808	40,849	3,855	393,521	(3,427)	390,093
Operating expenses	139,581	8,850	98,641	31,634	4,205	282,914	(34)	282,880
Operating income (loss)	80,084	490	21,167	9,214	(350)	110,606	(3,393)	107,213
II. Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures								
Assets	258,746	7,760	118,228	24,410	2,518	411,664	35,979	447,644
Depreciation	27,448	125	7,405	1,169	45	36,193	145	36,338
Impairment of long-lived assets	—	—	—	—	87	87	—	87
Capital expenditures	39,899	155	11,671	2,118	90	53,935	496	54,432

Notes:

1. The Company organized business segments based on similarities in the type, nature and market of the products
2. Basis of segmentation, and primary products and services of the business segments

Fields	Business Segments	Primary products and services
Information Technology	Electro-Optics	Photomasks and mask blanks for semiconductors, masks for liquid-crystal display (LCD), parts for glass panels of LCDs, glass disks for hard disk drives (HDDs), optical lenses, optical glasses, electronic glasses, optical communication products
	Photonics	Laser equipment, light sources for use in the electronics industry, special optical glass
Eye Care	Vision Care	Eyeglasses, eyeglass frames
	Health Care	Contact lenses, intraocular lenses
Other	Other	Crystal glass products, construction of information systems, outsourcing

3. Corporate operating expenses included in "Eliminations and Corporate" consist primarily of the administration expenses of the Company and foreign holding companies, which are not allocated to business segments. Corporate operating expenses for the years ended March 31, 2006 and 2007 were ¥2,629 million and ¥3,369 million, respectively.
4. Corporate assets included in "Eliminations and Corporate" consist primarily of cash on hand and in banks, investment securities and administrative assets of the Company and the foreign holding companies. Corporate assets as of March 31, 2006 and 2007 were ¥35,135 million and ¥61,381 million, respectively.

5. Effective April 1, 2006, the Company changed the basis of segmentation, and primary products and services of the business segments as noted in the above note 2. "Crystal" and "Service" are included in "Other" in the current fiscal year since net sales and operating income (loss) attributed to these segments are not significant as a result of the restructuring program implemented by the Group.

Pro forma business segment information on the assumption that the business segment was organized in the same manner as the prior fiscal year.

(Millions of yen)

	For the year ended March 31, 2007								
	Information Technology		Eye Care		Lifestyle Refinement		Total	Eliminations and Corporate	Consolidated
	Electro -Optics	Photonics	Vision Care	Health Care	Crystal	Service			
I. Sales and Operating Income Net Sales (1) Sales to customers	219,252	9,092	119,808	40,849	322	767	390,093	−	390,093
(2) Inter-segment sales	413	248	0	0	10	2,754	3,427	(3,427)	−
Total sales	219,665	9,341	119,808	40,849	333	3,522	393,521	(3,427)	390,093
Operating expenses	139,581	8,850	98,641	31,634	1,141	3,063	282,914	(34)	282,880
Operating income (loss)	80,084	490	21,167	9,214	(808)	458	110,606	(3,393)	107,213
II. Assets, Depreciation, Loss on Impairment of Long-lived Assets and Capital Expenditures									
Assets	258,746	7,760	118,228	24,410	352	2,166	411,664	35,979	447,644
Depreciation	27,448	125	7,405	1,169	1	43	36,193	145	36,338
Impairment of long-lived assets	−	−	−	−	87	−	87	−	87
Capital expenditures	39,899	155	11,671	2,118	72	17	53,935	496	54,432

Note:

1. Basis of segmentation, and primary products and services of the business segments for the prior fiscal year.

Fields	Business Segments	Primary products and services
Information Technology	Electro-Optics	Photomasks and mask blanks for semiconductors, masks for liquid-crystal display (LCD), parts for glass panels of LCDs, glass disks for hard disk drives (HDDs), optical lenses, optical glasses, electronic glasses, optical communication products
	Photonics	Laser equipment, light sources for use in the electronics industry, special optical glass
Eye Care	Vision Care	Eyeglasses, eyeglass frames
	Health Care	Contact lenses and related accessories, intraocular lenses
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Construction of information systems, outsourcing

Geographic Segment Information

(Millions of yen)

	For the year ended March 31, 2006						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
I. Sales and Operating Income							
Net Sales							
(1) Sales to customers	244,998	35,471	39,231	24,526	344,228	—	344,228
(2) Inter-segment sales	23,900	221	683	120,813	145,618	(145,618)	—
Total sales	268,898	35,692	39,914	145,340	489,846	(145,618)	344,228
Operating expenses	230,413	34,606	33,366	97,225	395,612	(152,479)	243,132
Operating income	38,484	1,086	6,548	48,114	94,234	6,861	101,095
II. Assets	163,840	22,377	63,345	149,298	398,861	(37,323)	361,537

(Millions of yen)

	For the year ended March 31, 2007						
	Japan	North America	Europe	Asia	Total	Eliminations and Corporate	Consolidated
I. Sales and Operating Income							
Net Sales							
(1) Sales to customers	270,373	37,455	51,336	30,927	390,093	—	390,093
(2) Inter-segment sales	26,847	305	812	159,124	187,089	(187,089)	—
Total sales	297,220	37,761	52,149	190,052	577,182	(187,089)	390,093
Operating expenses	257,021	36,915	44,663	135,226	473,826	(190,946)	282,880
Operating income	40,199	845	7,485	54,825	103,355	3,857	107,213
II. Assets	193,390	13,507	107,564	207,158	521,619	(73,975)	447,644

Notes:

1. Organizational manner of the geographical segments, and primary countries and regions in each segment.
   (1) Organizational manner of the geographical segments・・・Geographical allocation and its closeness
   (2) Countries and regions in each geographical segments・・・North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.
2. Corporate operating expenses included in "Eliminations and Corporate" consist primarily of the administration expenses of the Company, which are not allocated to segments by geographic area. Corporate operating expenses for the years ended March 31, 2006 and 2007 were ¥2,317 million and ¥2,993 million, respectively.
3. Corporate assets included in "Eliminations and Corporate" consist primarily of cash on hand and in banks, investment securities and administrative assets of the Company. Corporate assets as of March 31, 2006 and 2007 were ¥33,958 million and ¥59,046 million, respectively.

Overseas Sales

(Millions of yen)

		For the year ended March 31, 2006				
		North America	Europe	Asia	Other Regions	Total
I.	Overseas Sales	42,673	41,200	85,988	859	170,722
II.	Consolidated Sales					344,228
III.	Proportion of overseas sales to consolidated sales	12.4%	12.0%	25.0%	0.2%	49.6%

(Millions of yen)

		For the year ended March 31, 2007				
		North America	Europe	Asia	Other Regions	Total
I.	Overseas Sales	44,954	53,524	113,059	7	211,545
II.	Consolidated Sales					390,093
III.	Proportion of overseas sales to consolidated sales	11.5%	13.7%	29.0%	0.0%	54.2%

Notes:

1. The sales to foreign customers consist of sales of the Company and its consolidated subsidiaries outside of Japan.
2. Organizational manner of the geographical segments and primary countries and regions in each segment.
   (1) Organizational manner of the geographical segments ・・・Geographical allocation and its closeness
   (2) Countries and regions in each geographical segments ・・・North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc
   Other regions: Saudi Arabia, Brazil, etc.

Related Party Transactions

For the year ended March 31, 2006: Not applicable.
For the year ended March 31, 2007: Not applicable

Per Share Information

For the year ended March 31, 2006		For the year ended March 31, 2007	
Net assets per share	648.87 yen	Net assets per share	845.98 yen
Basic net income per share	171.71 yen	Basic net income per share	193.50 yen
Diluted net income per share	171.08 yen	Diluted net income per share	192.78 yen
According to the resolution by the board of directors of the Company on July 20, 2005, the Company effected a four-for one stock split for common stock as of November 15, 2005. Pro forma per share information for the prior fiscal year on the assumption that the stock split was made on April 1, 2004 was as follows:		–	
Net assets per share	623.59 yen		
Basic net income per share	144.71 yen		
Diluted net income per share	144.38 yen		

Note: Basic net income per share and diluted net income per share are calculated based on the following:

	For the year ended March 31, 2006	For the year ended March 31, 2007
Basic net income per share		
Net income (Millions of yen)	75,620	83,391
Amount not attributable to common shareholders (Million of yen)	65	–
(Bonus to directors from appropriation of earning included in the above) (Million of yen)	(65)	(–)
Net income attributable to common shareholders (Millions of yen)	75,554	83,391
Average number of shares during the year (in thousands of shares)	440,007	430,967
Diluted net income per share		
Adjustments to net income (Millions of yen)	–	–
Increase in number of shares of common stock (in thousands of shares)	1,624	1,615
(Stock subscription rights included in the above)	(1,624)	(1,615)
Securities excluded from the computation of diluted net income per share because they are anti-dilutive.	–	The 6th stock subscription rights resolved by the board of directors of the Company on October 19, 2006. (Number of shares of common stock:780,800)

Notes to Business Combinations and Business Divestitures

<table>
<tr><th>For the year ended March 31, 2006</th><th>For the year ended March 31, 2007</th></tr>
<tr><td>Not applicable</td><td>1. The outline and purposes of transaction.
Following the decision made by the chief executive officer of the Company on July 28, 2006, the Company split-up its contact lens production function and merged it into HOYA HEALTHCARE CORPORATION, a wholly-owned subsidiary, on October 1, 2006. The purpose of this transaction is to achieve more efficient management for the Group; HOYA HEALTHCARE CORPORATION, which currently engages in retail of contact lens, is expected to be able to reflect market needs more rapidly and effectively into development and production by combining the related production function.
2. Shares to be issued
No shares were to be issued in connection with this transaction, as permitted under the Corporate Law of Japan, since HOYA HEALTHCARE CORPORATION is a wholly-owned subsidiary of the Company.
3. Treatment of the Company's stock subscription rights
Stock subscription rights of HOYA HEALTHCARE CORPORATION will not be allocated to the holders of stock subscription rights of the Company as substitutes.
4. Summary of accounting treatment
Since the transaction is classified as "transactions under common control" under the "Standards for Business Combination," the Company does not recognize gain / loss on the transaction, and HOYA HEALTHCARE CORPORATION is to record the assets and liabilities transferred at their book value before the transaction.
5. Assets and liabilities to be transferred (Millions of yen):
Current assets 1,075
Fixed assets 589
Total assets 1,664
Current liabilities 68
Total liabilities 68</td></tr>
</table>

Significant Subsequent Events

For the year ended March 31, 2006	For the year ended March 31, 2007
Not applicable	The Company resolved, at the meeting of its board of directors held on May 31, 2007, to acquire the shares of PENTAX Corporation ("PENTAX") through a tender offer (the "Tender Offer"). The Company resolved, at the meeting of its board of directors held on June 15, 2007, the partial modification to Tender Offer. 1. Purpose of Tender Offer. The Company and PENTAX aim to establish a solid management foundation by leveraging managerial resources of the two companies in a mutually complementary manner and to enhance corporate value by utilizing the two companies' strength in optical and precision processing technologies to develop appealing products and provide them to a broader customer base. Following the management integration, the Company and PENTAX aim to optimize their business portfolios and to further strengthen competitiveness. 2. Terms of Tender Offer (1) Purchase Price Common stock of PENTAX: 770 yen per share. However, if PENTAX's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price will be determined to be the result obtained by deducting the amount equal to the surplus dividends resolved in excess of 7 yen per share from 770 yen. PENTAX bonds with share subscription warrants: 1,433,056 yen for each of the bonds (face value of each bond: 1,000,000 yen) However, if PENTAX's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price for such bonds will be determined by dividing the issue price of each bond by 540 yen (convertible price) and multiplying by the purchase price of common stock. 1st Series Share Subscription Warrants: 1 yen per warrant. (2) Upper limit of the number of shares to be purchased: None. (3) Lower limit of the number of shares to be purchased: 67,740,000 shares. (4) Timing of the commencement of the Tender Offer: Planned to commence on or around three business days after the day on which PENTAX filed the securities report for the 77th period with the Director-General of the Kanto Local Finance Bureau.

2. Purchases by groups other than the Company

No applicable.

3. Purchases by individuals

No applicable.

Part III. Ownership and Trading of Shares, etc. by the Tender Offeror and Parties having Special Relationships with the Tender Offeror

1. Ownership of Shares, etc. as of the Filing Date of this Statement

(1) Breakdown of Aggregate Shareholdings by the Tender Offeror and Parties having Special Relationships with the Tender Offeror

	Number of Shares, etc. Owned	Number of Shares, etc. falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc. falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares of Common Stock	1,000 (Shares)	- (Shares)	- (Shares)
Share Subscription Warrants	-	-	-
Bonds with Share Subscription Warrants	-	-	-
Depositary Receipts for Shares, etc. ( )	-	-	-
Total	1,000	-	-
Total Number of Shares, etc. Owned	1,000	-	-
(Total Number of Residual Securities, etc. Owned)	(-)	-	

(2) Breakdown of Shares, etc. Owned by the Tender Offeror

	Number of Shares, etc. Owned	Number of Shares, etc. falling under Item 2 of Paragraph 1 of Article 7 of the Enforcement Order	Number of Shares, etc. falling under Item 3 of Paragraph 1 of Article 7 of the Enforcement Order
Shares of Common Stock	1,000 (Shares)	- (Shares)	- (Shares)
Share Subscription Warrants	-	-	-
Bonds with Share Subscription Warrants	-	-	-
Depositary Receipts for Shares, etc. ( )	-	-	-
Total	1,000	-	-
Total Number of Shares, etc. Owned	1,000	-	-
(Total Number of Residual Securities, etc. Owned)	(-)	-	

(3) Breakdown of Aggregate Shareholdings by Parties having Special Relationships with the Tender Offeror

Not applicable.

(4) Breakdown of Shareholding by Each Party having a Special Relationship with the Tender Offeror

Not applicable.

2. Trading of Shares, etc.

(1) Trading during 60 Days Prior to the Filing Date of this Statement

Name	Type of Shares, etc.	Increase	Decrease	Difference
HOYA Corporation	Shares (Common Stocks)	1,000 shares (1,000 shares)	-	1,000 shares

(Note) The 1,000 shares acquired by the Tender Offeror were those acquired through the privately negotiated transaction with Shin-ichiro Mitsuhashi, who was the then-director of the Target, as of May 31, 2007.

3. Material Agreements Executed with respect to the Shares, etc.

Not applicable.

4. Agreements providing for Purchase, etc. of Shares, etc. on or after the Filing Date of this Statement

Not applicable.

Part IV. Transactions and Agreements between the Tender Offeror and the Target

1. Existence and Details of Transactions between the Tender Offeror and the Target or its Directors or Officers

   (1) Transactions between the Tender Offeror and the Target

   The Tender Offeror sells the optical products to the Target and the sale amount is as follows:

(in millions of yen)

	67th period (from April 1, 2004 to March 31, 2005)	68th period (from April 1, 2005 to March 31, 2006)	69th period (from April 1, 2006 to March 31, 2007)
Sales of optical products to the Target	652	306	129
Payment to the Target of facilities maintenance fee	0	-	-

   (2) Transactions between the Tender Offeror and the Target's Officers

   Not applicable.

2. Existence and Details of Agreements between the Tender Offeror and the Target or its Directors or Officers

   The Target's board of directors supports the Tender Offer.

   The Company and the Target entered into the Agreement on Management Integration dated May 31, 2007 (as amended by the Amendment Agreement dated June 15, 2007; such agreement after the amendment is referred to as the "Agreement") mainly containing the following effect:

   - Tender offer

     The Tender Offeror will commence the Tender Offer on the condition that all of the following preceding conditions, but not limited to them, are satisfied: The Target's board of directors (i) resolved that subject to the successful completion of the Tender Offer, the Target will without consideration acquire and cancel all of the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period; (ii) resolved to support the Tender Offer; and (iii) approves that all the matters of resolution agreed by both parties under the Agreement will be submitted to the Target's annual general meeting of shareholders to be held in June 2007.

     The purchase price of the common stock of the Target under the Tender Offer will be 770 yen per share; however, if the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price will be determined to be the result obtained by deducting the amount equal to the surplus dividends resolved in excess of 7 yen per share from 770 yen (in cases where the purchase price has a fractional part, the purchase price will be rounded to the nearest yen).

     The purchase price for each of the PENTAX Bonds with Share Subscription Warrants will be 1,433,056 yen; however, if the Target's annual general meeting of shareholders approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price for such bonds will be determined by dividing 1,005,000 yen (issue price of each bond) by 540 yen (convertible price) and multiplying by the purchase price of common stock of the Target (in cases where the purchase price has a fractional part, the purchase price will be rounded to the nearest yen).

   - Business operations

     The Target will operate its business affairs within the scope of ordinary business operations.

- Integration of management

  If the Tender Offer is successfully completed, considering any effect on taxes or accounting in connection with the integration between the Tender Offeror and the Target, the existence or non existence of a continuous disclosure obligation under the U.S. Securities Act, and existing agreements with third parties and so forth, the management of both companies will be integrated in an appropriate manner, including, without limitation, a share exchange to make the Tender Offeror an absolute parent company and the Target a wholly-owned subsidiary.

- Exclusive negotiation duty

  The Tender Offeror and the Target shall not enter into, execute, propose or solicit the capital participation, the transfer of all or any assets, offering of shares, transfer of business, merger, corporate demerger, share exchange or stock transfer with the third party which might substantially impede the integration of management between the Target and the Tender Offeror. However, if it is reasonably determined in accordance with the due process that the conditions of any third party's proposal are obviously more favorable than those of the Tender Offeror, the Target may cancel the Agreement by payment of the termination fee of one billion yen to the Tender Offeror.

- Penalty

  If the Tender Offeror or the Target (i) breaches the exclusive negotiation duty or certain duties set forth in the Agreement during the effective term of the Agreement, (ii) executes any contract or other agreement with any third party with respect to a competing transaction on or before the day on which three (3) months has expired after the termination of the Agreement (except if such party proves that the competing transaction does not arise from any act breaching the exclusive negotiation duty set forth in the Agreement) or otherwise any specific event occurs, the other party may claim for payment of certain expenses and a penalty fee of three (3) billion yen.

  In addition, although the "Basic Understanding for Merger" dated December 21, 2006 between the Company and the Target (the "Basic Understanding") terminated on May 31, 2007, the following matters of the Basic Understanding remain in full force and effect as of the date of filing of this Statement.

- Termination fee

  If the Tender Offeror or the Target (i) breaches a certain exclusive negotiation duty or certain duties set forth in the Basic Understanding during the effective term of the Basic Understanding, (ii) executes any contract or other agreement with any third party with respect to a competing transaction on or before the day on which three (3) months expires after the termination of the Basic Understanding (except that such party proves that such competing transaction arises from any act breaching the exclusive negotiation duty exclusive negotiation duty set forth in the Basic Understanding) or otherwise any specific event occurs, the other party may claim for payment of a certain expense and termination fee of three (3) billion yen. A claim that is made under the above-mentioned agreements arising from an event which occurred as of May 31, 2007 under the Basic Understanding will remain in full force and effect on and after such date.

Part V. Description of the Target

1. Profit and Loss and Related Matters for the Most Recent Three Years

(1) Profit and Loss

(in millions of yen)

Fiscal Year Ended	March 2005 (the 75th period)	March 2006 (the 76th period)	March 2007 (the 77th period)
Sales	98,057	108,312	117,127
Cost of Sales	75,865	84,773	92,116
Selling and General Administrative Expenses	19,544	21,538	21,668
Non-operating Revenues	1,111	3,703	2,063
Non-operating Expenses	1,023	1,728	2,174
Net Profit for the Period	2,499	830	1,175

(Note) The above information is derived from the Securities Report for the 75th period (filed on June 28, 2005), the Securities Report for the 76th period (filed on June 26, 2006), and the Securities Report for the 77th period (filed on June 28, 2007).

(2) Per Share Information

(in yen)

Fiscal Year Ended	March 2005 (the 75th period)	March 2006 (the 76th period)	March 2007 (the 77th period)
Net Profit or Loss per Share	19.84	6.71	9.21
Amount of Dividends per Share	4.50	6.00	7.00
(Interim Dividend per Share)	(-)	(-)	(-)
Net Asset Value per Share	302.02	320.24	323.11

(Note) The above information is derived from the Securities Report for the 75th period (filed on June 28, 2005), and the Securities Report for the 76th period (filed on June 26, 2006), and the Securities Report for the 77th period (filed on June 28, 2007).

2. Share Price

(in yen)

Name of Stock Exchange or Securities Dealers Association	First Section of the Tokyo Stock Exchange, Inc.						
Month	Jan. '07	Feb.	Mar.	Apr.	May	Jun.	Jul.
Highest Share Price	756	737	726	806	808	778	770
Lowest Share Price	665	634	636	669	755	765	768

(Note) The figures for July 2007 are based on the share prices through July 2, 2007.

3. Shareholders

(1) Shareholdings by Shareholder Category

as of March 31, 2007

Shareholder Category	Shareholdings by Shareholder Category (Number of Shares Constituting One Voting Unit: 1,000 shares)								Shares Constituting Less Than Whole Unit (shares)
	Government and Local Government	Financial Institutions	Securities Companies	Other Corporations	Foreign Corporations, etc.	Foreign Individuals	Individuals and Others	Total	
Number of Shareholders (persons)	–	51	29	94	89	2	9,756	10,019	–
Number of Shares Owned (units)	–	58,222	4,580	3,621	32,664	2	28,419	127,506	419,007
Percentage of Number of Shares Owned (%)	–	45.66	3.59	2.84	25.62	0.00	22.29	100.00	–

(Note 1) "Individuals and Others" includes 140 units of treasury shares and "Shares Constituting Less Than Whole Unit" includes 164 treasury shares. The treasury shares recorded in the shareholder register are 140,164 shares and the number of shares beneficially owned as of March 31, 2007 is 138,164 shares.

(Note 2) "Other Corporations" includes 4 units held under the name of JASDEC.

(Note 3) The above information (including Note 1 and Note 2) is derived from the Securities Report for the 77th period (filed on June 28, 2007).

(2) Number of Shares Owned by Major Shareholders, Directors and Officers

(i) Major Shareholders

as of March 31, 2007

Name	Address or Location	Number of Shares Owned (thousand shares)	Shares Owned as Percentage of Total Issued Shares (%)
HSBC Fund Services Sparks Asset Management Corporated (Custody: Tokyo Branch of the Hongkong and Shanghai Banking Co., Ltd.)	1 Queen's Road Central Hong Kong, China (11-1, Nihonbashi 3-chome, Chuo-ku, Tokyo)	14,609	11.41
Japan Trustee Services Bank, Ltd.	8-11, Harumi 1-chome, Chuo-ku, Tokyo	11,236	8.78
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	8,406	6.57
Mizuho Corporate Bank, Ltd.	3-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo	6,093	4.76
Trust & Custody Service Bank, Ltd as trustee for MIZUHO BANK, LIMITED Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.	8-12, Harumi, Chuo-ku 1-chome, Tokyo	4,988	3.89
Goldman Sachs International	10-1, Roppongi 6-chome, Minato-ku, Tokyo	4,771	3.72
Resona Bank, Limited	2-1, Bingomachi, Chuo-ku 2-chome, Osaka-shi, Osaka	3,093	2.41
Asahi Mutual Life Insurance Company	6-1, Otemachi 2-chome, Chiyoda-ku, Tokyo	3,083	2.41
The Ashikaga Bank, Ltd.	1-25, Sakura 4-chome, Utsunomiya-shi, Tochigi	2,796	2.18
Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-ku, Tokyo	2,761	2.15
Total	-	61,836	48.28

(Note 1) All of the shares held by Japan Trustee Services Bank Ltd. and The Master Trust Bank of Japan Ltd. are in connection with the trust business.

(Note 2) The Substantial Shareholding Reports were filed with the Kanto Local Finance Bureau as shown below. However, the Target cannot verify the status of beneficial ownership as of the end of the current fiscal year, and the reported shareholders are not included in the above table "Major Shareholders."

Name	Date of Occurrence of Reporting Duty	Number of Shares Owned (thousand shares)	Shares Owned as Percentage of Total Issued Shares (%)
SPARX Asset Management Co., Ltd.	March 20, 2007	30,680	23.98
Fidelity Investments Japan Limited	March 9, 2007	16,133	12.61

(Note 1) The above information (including Note 1 and Note 2) is derived from the Securities Report for the 77th period (filed on June 28, 2007).

(ii) Directors and Officers

as of June 28, 2007

Name	Title	Position	Number of Shares Owned (thousand shares)	Shares Owned as Percentage of Total Issued Shares (%)
Nobuaki Tanishima	President & CEO		1	0.00
Ko Torigoe	Director and Corporate Vice President	General Manager of the Imaging System Division and Chief of the North America Center	20	0.02
Hidenao Toyoshima	Director		-	-
Yuji Nishiura	Director		-	-
Ryota Ogawa	Full-time Corporate Auditor		25	0.02
Shigeji Tajima	Full-time Corporate Auditor		6	0.00
Wataru Nakamura	Corporate Auditor		-	-
Total	-	-	54	0.04

(Note 1) Directors Hidenao Toyoshima and Yuji Nishimura are external director as stipulated in Article 2, Item 15 of the Company Law.

(Note 2) Corporate Auditors Shigeji Tajima and Wataru Nakamura are external corporate auditors as stipulated in Article 2, Item 16 of the Company Law.

(Note 3) The following two persons were appointed as directors at the annual general meeting of shareholders held on June 27, 2007. However, the appointments shall become effective on the day on which the Tender Offeror submits a large shareholding report with the Kanto Local Finance Bureau stating that the Tender Offeror's holding ratio of shares and other securities (as defined in Article 27-23, Paragraph 4 of the Securities and Exchange Law of Japan) of the Target exceeds 50% before the end of September 2007.

Title	Name	Birth Date	Career Summary	
Director	Yukio Ohara	Nov. 28, 1949	Sep. 1976	Joined Hoya Electronics Co., Ltd. (merged into HOYA Corporation in October 1982)
			Apr. 1989	Appointed as Vice President of HOYA Corporation USA
			Apr. 1991	Appointed as Senior Vice President of Continuum Electro-Optics Inc.
			Apr. 1994	Appointed as Representative Director and President of HOYA Continuum Corporation
			Apr. 2000	Appointed as Representative Director and President of HOYA Service Corporation (current position)
Director	George Stuart Souther	Aug. 11, 1960	1993	Joined Sullivan & Cromwell LLP
			1994	Admitted to the New York State Bar Association
			1995	Joined Jones Day law firm (Geneva)
			Feb. 1999	Joined Compaq Financial Services (currently Hewlett-Packard Financial Services)
			Jan. 2003	Joined Hewlett-Packard Japan, appointed as Director of Legal Department
			Feb. 2006	Joined HOYA Corporation, appointed a General Counsel of Hoya Corporation (current position)

(Note 4) The Target adopts an executive officer system to secure activation of the Board of Directors by separating the decision-making and supervision from execution. There are fifteen (15) executive officers.

Title	Position	Name
President & CEO	Chief of the Corporate Center	Nobuaki Tanishima
Corporate Vice President	General Manager of the Imaging System Division and Chief of the North America Center	Ko Torigoe
Corporate Vice President	Chief of the Business Support Center and Chief of the Business Development Center	Shun-ichi Ura
Corporate Vice President	Chief of the Manufacturing Technology Department and the Chief of Mashiko Business Office	Makoto Iwamura
Corporate Vice President	General Manager of the Component Business Division and Manager of the Opt Device Division	Takashi Yamanouchi
Corporate Vice President	General Manager of the Research and Development Division	Hirohisa Ueda
Corporate Vice President	Manager of the Human Resources Department	Kikuo Hori
Vice President	Manager of the DCM Business Department, Component Business Division	Masahiro Ohno

Vice President	Assistant Chief of the Corporate Center and Manager of the Finance and Accounting Management Department	Mikihisa Enomoto
Vice President	Manager of the Medical Equipment Management Department and Manager of the New Ceramics Business Department, Life Care Business Division	Hiroyasu Takeuchi
Vice President	Manager of the Legal Affair - Intellectual Property Department, Technology Control Center	Tatsuo Itami
Vice President	Assistant General Manager and the Manager of the Development Department No. 2, Imaging System Division	Toshiyuki Kitazawa
Vice President	Assistant Chief Corporate Center and the Manager of the Internal Control Department	Minoru Nishino
Vice President	Manager of the Medical Equipment Department, Life Care Business Division	Ken'ichi Ohara
Vice President	Chief of the Management Planning Department, Corporate Cente	Minoru Kanbara

(Note 5) The Target has a "Pentax Fellow" as a specialist for the purpose of development of creative technology and other specialty operations. Pentax Fellows are as follows:

Title	Position	Name
Pentax Fellow	Vice General Manager of the Imaging System Division	Masahiro Kawasaki
Pentax Fellow	Manager of Optical Study Business Department, Research and Development Business Division	Koichi Maruyama
Pentax Fellow	Chief of the President's Office and Chief of the Internal Audit Office	Shoichi Yokota
Pentax Fellow	DCM Business Department, Component Business Division	Hiroshi Nomura

(Note 1) The above information (including Notes 1 through 5 above) is prepared based on the Securities Report for the 77th period (filed on June 28, 2007).

(Note 2) The "Shares Owned as Percentage of Total Issued Shares" is rounded to two decimal points.

4. Other Items

Not applicable.

[Translation]

RECEIVED
2007 JUL 10 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Public Notice of Commencement of Tender Offer

July 3, 2007

To whom it may concern:

2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
HOYA CORPORATION
President and Chief Executive Officer
Hiroshi Suzuki

HOYA CORPORATION (the "Tender Offeror" or the "Company") announces that it will launch a tender offer (the "Tender Offer") under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended; the "Law") in accordance with a decision of the representative executive officer dated July 2, 2007.

Description

1. Purpose of the Tender Offer

(1) Background of the Tender Offer

The Tender Offeror started as an optical glass manufacturer. Since its inception, the Tender Offeror has been diversifying its business by leveraging its optical material technologies and precision processing technologies. The Tender Offeror has successfully built a global niche market through aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, the Tender Offeror has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The Tender Offeror has also established a leading position in the eye care area, including eyeglass lenses. The Tender Offeror continues to cultivate new business areas, in particular medical-related area as a key factor for further growth which are positioned as mid- to long term core growth drivers, and has initiated the global business development of intraocular lenses used for surgical treatment of cataracts.

The expertise of the Target stems from its long-accumulated know-how attained through the development and manufacture of cameras and lenses. The Target has successfully adopted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, the Target has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In the optical components business, the Target has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses and has also built a strong global brand of digital cameras in its imaging system division.

As to the adoption of optical technologies to the medical area, the Tender Offeror and the Target have been developing advanced medical products such as endoscope diagnostics, minimally invasive surgical technologies and bionic materials including new ceramics and intraocular lenses. While the market in this area is expanding globally with further growth

expected, competition has also been increasing globally. In order to continue delivering growth in this market, both companies recognize that it is critical to establish advantages in technology through research and development and mergers and acquisition activities and to build a global marketing system under which activities to spread technology and methods of new diagnosis and treatment will be performed together with patients and medical experts. Large investments would be required to achieve such product development and global marketing activities. The Tender Offeror believes that it would be possible to accelerate the growth of the Tender Offeror and the Target in this area if the Tender Offeror's ample cash flow is selectively appropriated to this area and the Tender Offeror offers its know-how attained from its global development of the eye care business to the Target.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing optical manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this area. In order to maintain growth in this environment, it is necessary to be distinguished from competitors by reinforcing cost competitiveness by lowering production costs and by increasing added value focusing on technologies. To that end, a qualitative transformation of our business structure would be required. In optical equipment and related materials, we believe that, if the Target's optical design and processing technologies and the Tender Offeror's optical material development and precision processing technologies and mass production capability of optical lenses are vertically integrated, we could become the only optical manufacturer in the global market having the ability of creating new optical module system products.

The Tender Offeror and the Target have reached a common understanding as described above after several discussions over a long-term period since spring 2006. Both companies have recognized the need to integrate, as a best business partner, each other's respective strengths in various areas to build a firm business structure and accelerate business growth by establishing a system which would allow us to allocate management resources focusing on strategic areas. On December 21, 2006, the Tender Offeror and the Target executed the Basic Understanding Regarding Merger (the "Basic Understanding"). Since then, the Tender Offeror and the Target held discussions aiming to enter into the definitive merger agreement in early April 2007. Since the execution of the Basic Understanding through early April 2007, both companies, with participation of their respective representatives and responsible directors as well as many members of mainly the headquarter division, proceeded preparations necessary for integration and examined the organizational operation after integration. The Tender Offeror understands that the employees of both companies did not have any differences of understanding in any material respect with respect to the preparations for the integration which might impede the integration as they proceeded with the discussions. However, the Tender Offeror was informed by the Target that the Target would have to abandon the planned merger as a result of comprehensively considering both internal and external conditions including shareholders. As stated in the Tender Offeror's press release dated April 23, 2007 entitled "Regarding Continuation of Discussion on Takeover Offer to PENTAX," the Tender Offeror found that it would be practically difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the circumstances of certain shareholders of the Target as well as the existing agreements between the Target and the third parties. Under such circumstances, the Tender Offeror officially proposed to the Target to begin discussion regarding a tender offer in which the Tender Offeror purchases all shares of the Target for cash as an alternative measure in order to achieve management integration between both companies in the manner of the tender offer, pursuant to the provisions of the Basic Understanding prescribing that, if the management integration through the merger becomes practically difficult, both companies shall promptly and

faithfully discuss any alternative for management integration based on the purpose and spirit set forth in the Basic Understanding. Both companies already examined such tender offer and continued to discuss it under the Basic Understanding. As a result, the Tender Offeror and the Target reached an agreement on May 31, 2007 as follows: (a) they confirm their understanding that the management integration of both companies would contribute to the increase of the corporate value of the Tender Offeror and the Target, as understood at the time of the execution of the Basic Understanding; (b) with respect to the manner of the integration of management, first the Tender Offeror will conduct the tender offer for all shares of the Target; and (c) thereafter, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror will become an wholly owning parent company of the Target through a share exchange or other appropriate business reorganization transaction following the Tender Offer so that the management of both companies will be integrated. Subsequently, on June 15, 2007, the Tender Offeror and the Target agreed to modify a part of the terms of the tender offer determined by the above-mentioned agreement, such as the timing of the commencement of the tender offer, the minimum number of shares intended to be purchased and the purchase price of the Target's common stock.

(2) Purpose of the Tender Offer

The ultimate purpose of the Tender Offeror is to completely integrate the management of the Tender Offeror and the Target through the Tender Offer. The Tender Offeror expects to enhance corporate value by utilizing the two companies' strength in optical and precision processing technologies to develop appealing products and provide them to a broader customer base.

Following the Management Integration, based on the common core technological foundation in optics, imaging and materials, both companies will be able to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenues from the information technology and eye care areas will support the life care area in achieving strategic growth. In addition, vertical integration in the optics field will lead to qualitative structural reform and further strengthen competitiveness.

The businesses of the new company group after the integration will be operated in accordance with the basic policies as follows:

(i) Life care area (endoscopes, medical accessories, new ceramics, and intraocular lenses):

Life care is positioned as a strategic growth area. The Tender Offeror and the Target will pursue business development in the minimally invasive medical area where future demand is expected to grow. The new company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using laparoscopes and endoscopes, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, the Tender Offeror and the Target will selectively invest to enhance product development capabilities through research and development and M&A strategies and to strengthen sales and marketing structures in Japan and overseas. Through these measures, both companies aim to double the size of their life care business.

(ii) Optics area (optical glass and lenses, digital camera modules, micro-lenses, etc.):

The Tender Offeror and the Target will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to strengthen cost competitiveness and to lead to qualitative structural reform of technology development capacity. They aim to become the only optics manufacturer in the global market which will be able to create new optics module system products. The Tender Offeror and Target will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against structural change in the optics industry including newly emerging Asian players.

(iii) Information technology area (mask blanks and glass disk substrates):

This is a core emerging driver where the Tender Offeror has secured a leading market position globally. The new company group after the integration aims to further strengthen competitiveness and growth in this area.

(iv) Eye care area (eyeglass lenses and contact lenses):

Stable growth is expected in this business area. Positioning this business area as another core earnings driver of the new company group after the integration, the Tender Offeror and the Target will continue to further strengthen competitiveness and further grow this business area.

(v) Imaging systems area (digital cameras and binoculars, etc.):

In order to enhance the business's value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

(vi) With respect to new areas and other areas, the Tender Offeror and the Target seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

The Target's PENTAX brand will continue in consideration of its importance and economic value after the management integration between the Tender Offeror and the Target.

(3) Purchase Price

(i) Common Stock

In executing the Basic Understanding, the Tender Offeror and the Target, respectively, requested a third party financial institution — UBS Securities Japan Ltd. ("UBS") for the Tender Offeror and Morgan Stanley Japan Limited ("Morgan Stanley") for the Target — to evaluate the merger ratio in order to achieve fairness. Each third party financial institution calculated the corporate value and the equity value of the Tender Offeror and the Target, respectively, using the average market price analysis, the discounted cash flow analysis ("DCF analysis"), the comparable trading multiples analysis and other methods. The Tender Offeror considered UBS's calculation of the merger ratio and the Target also considered Morgan Stanley's calculation of the merger ratio. They then negotiated based on their respective consideration. As a result, they agreed on the merger ratio (the "Merger Ratio") under which 0.158 shares

of the Tender Offeror's common stock will be allotted for every share of the Target's common stock and executed the Basic Understanding prescribing the Merger Ratio on December 21, 2006.

However, the management of the Target reported to the Company that, given the move of the market price of common stock of the Tender Offeror and the Target after the execution of the Basic Understanding, some shareholders expressed their dissatisfaction with the Merger Ratio. Furthermore, the Company determined that it would be difficult to achieve management integration through the merger scheduled on October 1, 2007 as contemplated in the Basic Understanding considering the existing agreements between the Target and the third parties and other circumstances. Therefore, the Company proposed to the Target to achieve the management integration of both companies through a tender offer in which the Tender Offeror purchases all shares of the Target for cash. As described below, the purchase price of 770 yen per share of the common stock under the Tender Offer (the "Purchase Price") is the price based on the Merger Ratio plus an additional premium.

The price (709.42 yen) which was obtained by multiplying the Company's closing price of 4,490 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding by the Merger Ratio represents a premium of approximately 10.50% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. Based on the average closing price on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006, the Merger Ratio represents a premium of approximately 27.05% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc.

The Purchase Price represents a premium of approximately 19.94% of the Target's closing price of 642 yen on the Tokyo Stock Exchange, Inc. on December 20, 2006, the day immediately preceding the day on which the Company and the Target executed the Basic Understanding, and also represents a premium of approximately 37.75% of the average closing price of 559 yen (rounded to the nearest yen) on the Tokyo Stock Exchange, Inc. for the three-month period from September 21, 2006 to December 20, 2006.

(ii) Yen-denominated Convertible Bonds with Share Subscription Warrants (*shinkabu yoyaku ken*) issued in accordance with a resolution of the Target's board of directors' meeting held on October 14, 2003 (the "PENTAX Bonds with Share Subscription Warrants")

The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer is 1,433,056 yen, which is obtained by dividing the issue price of each bond (100.5% of the face value of 1,000,000 yen) by 540 yen (convertible price) and multiplying by the purchase price of 770 yen per share of the common stock under the Tender Offer (the Purchase Price). If the Tender Offer is successfully completed, any PENTAX Bonds with Share Subscription Warrants which were not tendered under the Tender Offer will be subject to early redemption at their face value of 1,000,000 yen in accordance with the early redemption clause of the PENTAX Bonds with Share Subscription Warrants. The purchase price for each of the PENTAX Bonds with Share Subscription Warrants under the Tender Offer represents a premium of approximately 43.31% of the early redemption amount of 1,000,000 yen.

(iii) PENTAX First Series Share Subscription Warrants (*shinkabu yoyaku ken*) (the "PENTAX Share Subscription Warrants") which were issued in accordance with a

resolution of the Target's board of directors' meeting held on May 23, 2005 and an approval of the Target's annual general meeting of shareholders held on June 24, 2005

Taking into consideration that (x) the Target's board of directors resolved to cancel the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period on condition that the Tender Offer is successfully completed, and (y) even if the Tender Offer is successfully completed and the Tender Offeror acquires the PENTAX Share Subscription Warrants, the Tender Offeror is not able to exercise them, the purchase price for each of the PENTAX Share Subscription Warrant under the Tender Offer is determined to be one (1) yen.

The Target and the Tender Offeror agreed that until the completion of the integration of the management of both companies the Target will not, without prior written consent of the Tender Offeror, trigger its takeover defense measure (including the trust-type rights plan adopted with an approval of the Target's annual general meeting of shareholders held on June 24, 2005). The Target's board of directors resolved that in connection with the Tender Offer under which the Tender Offeror acquires or holds its shares, etc., pursuant to Condition 8.(1).i. (v) of the "Terms and Conditions of Issuance of Share Subscription Warrants" concerning the PENTAX Share Subscription Warrants which were issued in accordance with a resolution of the Target's board of directors' meeting held on May 23, 2005 and a resolution of the Target's annual general meeting of shareholders held on June 24, 2005, such Tender Offeror's acquisition or holding of its shares, etc., is not likely to be inconsistent with the maximization of the Target's corporate value. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants.

For the purpose of reviewing the opinion concerning the Tender Offer, the Target's board of directors acquired the evaluation report for the Target's shares, etc. from Mizuho Securities Co., Ltd. as a third party appraiser. Under such report, the discounted cash flow (DCF) method, the comparable company method, and the market share price method are used to evaluate the Target's shares. The Target's board of directors obtained advice from Mori Hamada & Matsumoto and fully discussed the Tender Offer, with reference to this information, from the viewpoint of the Target's corporate value and shareholders' interests. As a result, the board of directors determined that the terms and conditions of the Tender Offer were reasonable and all of the directors were present and unanimously resolved to support the Tender Offer.

(4) Management Integration after the Tender Offer

The Tender Offeror aims to establish a solid management foundation by leveraging managerial resources of the two companies in a mutually complementary manner. Furthermore, the Tender Offeror believes that it is necessary to fully integrate the management of both companies by causing the Target to be a wholly owned subsidiary in order to create synergies and accelerate business growth for the future. Therefore, if the Tender Offeror fails to acquire all shares of the Target's common stock by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to be its wholly owned subsidiary by a share exchange or other appropriate business reorganization

transaction in order to fully integrate the management of the Tender Offeror and the Target. In executing such transaction, both companies will, upon agreement between them, determine the terms of consideration to be delivered to the Target's shareholders, with reference to the Purchase Price for the Target's shares and to the market price for the Tender Offeror's shares, comprehensively considering various analysis with due consideration not to undermine the interests of both companies' shareholders and requesting again a third party financial institution to value the Target's shares.

After the completion of the Tender Offer, while considering methods for achieving full management integration, the Target will conduct its business as an independent legal entity and maintain its corporate name and PENTAX brand, and maintain and extend cross-divisional synergies. We plan to appoint officers from the Target to conduct its business, and the general manager of each division will be responsible for that division's operations (including employment) and earnings.

(5) Possibility of Delisting and Reason for Delisting

The number of shares to be purchased under the Tender Offer is not limited. As a result of the Tender Offer, there is a possibility that the Target's shares will be delisted in accordance with the prescribed procedures pursuant to the standards for delisting of shares established by the Tokyo Stock Exchange, Inc. If such standards do not apply but the Tender Offeror fails to acquire all of the shares, etc. of the Target by the Tender Offer, considering any effect on taxes or accounting to be considered in connection with the integration between the Tender Offeror and the Target, the determination of the applicability of the ongoing disclosure requirements under the United States Securities Act, and existing agreements with third parties, the Tender Offeror contemplates to cause the Target to become wholly owned subsidiary using a means it considers appropriate, including a share exchange and other business reorganization transaction, in order to fully integrate the management of the Tender Offeror and the Target. In such case, the Target's shares will be delisted.

(6) Minimum Number of Shares Planned to be Purchased Converted into Number of Shares

Under the Tender Offer, the minimum number of the shares planned to be purchased converted into number of shares (the "Number of Shares Planned to be Purchased") is 67,740,000 shares. This represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen.

2. Outline of the Tender Offer

(1) Name of the Target PENTAX CORPORATION

(2) Type of Shares, Etc., subject to the Tender Offer

(i) Common Stock
(ii) PENTAX Bonds with Share Subscription Warrants
(iii) PENTAX Share Subscription Warrants

(3) Period of the Tender Offer

(i) Period of Tender Offer as of the Filing of the Tender Offer Registration Statement

From Tuesday, July 3, 2007 to Monday, August 6, 2007 (24 business days)

(ii) Possibility of Extension upon Request of the Target

Pursuant to Article 27-10, Paragraph 3 of the Law, if an opinion report describing the intention to request an extension of the Tender Offer period is submitted by the Target, the period of tender offer will be 30 business days, and the Tender Offer period will be until Tuesday, August 14, 2007.

(iii) Contact to Confirm Period Extension

Main office of HOYA Corporation
2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
03-3952-1160
Naoji Ito, IR Public Relations Group Manager
Hours available for confirmation From 10am to 5pm on weekdays

(4) Tender Offer Price

(i) 770 yen per Share of Common Stock

(ii) 1,433,056 yen per PENTAX Bond with Share Subscription Warrants (face value of 1,000,000 yen of each bond)

(iii) 1 yen per PENTAX Share Subscription Warrant

(5) Number of Shares, etc. Subject to the Tender Offer

Number of Shares Planned to be Purchased Converted into Number of Shares:	67,740,000 shares
Planned Excess Number Converted into Number of Shares:	- share
Total of Number of Shares Planned to be Purchased and Planned Excess Number Converted into Number of Shares:	- share

(Note 1) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of shares tendered in the Tender Offer (the "Tendered Shares, etc.") is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Subscription Warrants are converted into shares at the

conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 2) There is a possibility that any share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants could be exercised by the end of the Tender Offer period. Shares of the Target's common stock issued or transferred upon the exercise of such right are also subject to the Tender Offer.

(Note 3) Shares constituting less than one unit are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (if share certificates are deposited to Japan Securities Depository Center, Inc. (the "JASDEC"), it is not required to submit share certificates).

(Note 4) The Tender Offeror will not purchase any of the treasury shares held by the Target through the Tender Offer.

(6) Ratio of Voting Rights Represented by Shares, etc. to be Purchased to the Total Number of Voting Rights of the Target: 50.00%

(Note 1) "Number of Voting Rights Represented by the Number of Shares Planned to be Purchased" is the number of voting rights represented by the Number of Shares Planned to be Purchased (67,740,000 shares) under the Tender Offer.

(Note 2) "Total Number of Voting Rights of All Shareholders of the Target" is based on the total number of voting rights of all shareholders as of March 31, 2007, as stated in the Securities Report for the fiscal year ended March 2007 (77th Period) filed on June 28, 2007. However, for the purposes of calculation of the "Ratio of Voting Rights Represented by Shares, etc. to be Purchased to the Total Number of Voting Rights of All Shareholders" and "Percentage of Ownership of Shares, etc., after the Tender Offer," the "Number of Voting Rights of All Shareholders of the Target" is the number of voting rights (135,470), which is obtained by adding (a) 418 voting rights represented by 418,843 shares of less than one unit as stated in the Securities Report excluding the treasury shares less than one unit held by the Target and (b) 7,684 voting rights represented by the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants. However, 200,000,000 shares of common stock of the Target to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants is a very large number. If this number is added to the Number of Shares Planned to be Purchased, the resulting number would be different from the actual status of the Tender Offer and it would be difficult for shareholders and investors to understand. The number of voting rights represented by common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is not added to the calculation shown above. The voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants, the "Total Number of Voting Rights of All Shareholders of the Target," is 335,470.

(Note 3) Assuming that the voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is added to the "Total Number of Voting Rights of All Shareholders of the Target," if the resulting number is used as the denominator, the "Ratio of Voting Rights Represented by Shares, etc., to be Purchased to the Total Number of Voting Rights of All Shareholders" and the "Percentage of Ownership of Shares, etc., after the Tender Offer" is 20.19%.

(Note 4) The "Number of Shares Planned to be Purchased Converted into Number of Shares" (the "Number of Shares Planned to be Purchased") (67,740,000 shares) represents approximately 50.00% of the figure (135,471,373 shares) obtained by deducting the treasury shares held by the Target (138,164 shares) from the Target's total outstanding shares as of March 31, 2007 (127,925,007 shares), and adding the maximum number of the Target's common stock (7,684,530 shares) which might be issued or transferred upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants of 4,136 million yen. If the total number of Tendered Shares, etc. is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all of the Tendered Shares, etc. will be purchased. In order to calculate the total number of the Tendered Shares, etc. as of the end of the Tender Offer period, the PENTAX Bonds with Share Warrants are converted into shares at the conversion price effective as of the end of the Tender Offer period pursuant to the terms and conditions of issuance thereof.

(Note 5) The percentage is rounded to two decimal points (the same applies in paragraphs (7) and (8) below).

(7) Percentage of Ownership of Shares, etc. Owned by the Tender Offeror as of the Public Notice; Percentage of Ownership of Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror as of the Public Notice; and the Total Percentage:

Tender Offeror:	0.00%
Parties having Special Relationships with Tender Offeror:	- %
Total:	0.00%

(8) Percentage of Ownership of Shares, etc. Owned by the Tender Offeror after the Tender Offer; and the Total Percentage of such Percentage and Percentage of Ownership of Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror as of the Public Notice:

Tender Offeror:	50.00%
Total:	50.00%

(Note 1) Assuming that the voting rights represented by the maximum number of common shares to be issued or transferred upon exercise of 200,000,000 units of PENTAX Share Subscription Warrants is added to the "Total Number of Voting Rights of All Shareholders of the Target," if the resulting number is used as the denominator, the "Ratio of Voting Rights Represented by Shares, etc., to be Purchased to the Total Number of Voting Rights of All Shareholders" and the "Percentage of Ownership of Shares, etc., after the Tender Offer" is 20.19%.

(Note 2) Since the Tender Offeror will purchase all the Tendered Shares, etc. if the total number of Tendered Shares, etc. equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), there is a possibility that "Percentage of Ownership of Shares, etc., after the Tender Offer" could be up to 100.00%. Although 200,000,000 units of PENTAX Share Subscription Warrants are subject to the Tender Offer, the transfer of PENTAX Share Subscription Warrants is restricted and the Target agreed with the Tender Offeror that no PENTAX share purchase warrants would be tendered in the Tender Offer. There is very little possibility that the Tender Offeror will actually acquire any PENTAX Share Subscription Warrants or any common shares to be issued or transferred upon exercise of the PENTAX Share Subscription Warrants.

(9) Procedure for Tendering Shares

(i) Tender Offer agent

Mitsubishi UFJ Securities Co., Ltd.
2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(ii) Shareholders, etc., who tender the Tender Offer (which means shareholders and holders of the PENTAX Bonds with Share Subscription Warrants and PENTAX Share Subscription Warrants, hereinafter the "Tendering Shareholders, etc.") will be required to fill out the prescribed "Form for Tender" and submit it together with the Tendered Shares, etc. to the head office or any Japanese branch of the Tender Offer Agent by 4 p.m(Japan time) . on the last day of the period of the Tender Offer. Tendering Shareholders, etc. will need to produce their seals at the time of tender.

(iii) Tenders of shares through securities firms other than the Tender Offer Agent shall not be accepted under the Tender Offer.

(iv) Share certificates kept in custody by the Tender Offer Agent (or by JASDEC through the Tender Offer Agent) do not have to be submitted. However, any depositary receipt issued for the share certificates kept in custody must be submitted. Holders tendering share subscription warrants which have a restriction that requires an approval by the board of directors of the Target for the acquisition of the share subscription warrants by transfer must submit a transfer approval notice issued by the Target.

(v) If a global bond for the PENTAX Bonds with Share Subscription Warrants is kept in custody by Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme which is a clearing house in Europe (each "Euro Clearing House"), certificates for the PENTAX Bonds with Share Subscription Warrants do not have to be submitted.

(vi) The transfer of the PENTAX Share Subscription Warrants is subject to an approval of the board of directors of the Target.

(vii) If the Tendered Shares, etc. have not been issued, the relevant shareholders shall request the Target to issue certificates and tender such certificates to the head office or any Japanese branch of the Tender Offer Agent by 4 p.m. of the last day of the Tender Offer period.

(viii) The Target's shares which will be issued or transferred and delivered upon exercise of the share subscription warrants attached to the PENTAX Bonds with Share Subscription Warrants and PENTAX Share Subscription Warrants are also subject to the Tender Offer.

(ix) Tendering Shareholders, etc. who do not have an account with the Tender Offer Agent are required to open a new account therewith. Tendering shareholders opening a new account with the Tender Offer Agent must submit identification documents (see Note 1 below). Tendering Shareholders, etc. who have already opened an account may also be required to submit identification documents. Please contact the Tender Offer Agent with respect to the details of the identification documents, etc. Holders tendering the PENTAX Bonds with Share Subscription Warrants are required to open a foreign securities account.

(x) If a global bond for the PENTAX Bonds with Share Subscription Warrants is kept in custody by common depository for the Euro Clearing House, during the Tender Offer period, the tendered PENTAX Bonds with Share Subscription Warrants will be required to be transferred to the customer sub-account of the settlement account of the Tender Offer Agent which is opened with Euroclear Bank S.A./N.V. In tendering the PENTAX Bonds with Share Subscription Warrants, the designation form for custodian of foreign securities specifying the customer sub-account of the settlement account of the Tender Offer Agent will be required to be submitted together with the Form of Tender. The holders of the PENTAX Bonds with Share Subscription Warrants who followed the above procedures will, after the opening of the account with the Tender Offer Agent, hold their PENTAX Bonds with Share Subscription Warrants for the period from the successful completion of the Tender Offer to the settlement of such PENTAX Bonds with Share Subscription Warrants.

(xi) Upon receiving a tender from Tendering Shareholders, etc., the Tender Offer Agent shall deliver a receipt of tender under the Tender Offer to such Tendering Shareholder.

(xii) Shareholders (which means shareholders and holders of the PENTAX Bonds with Share Subscription Warrants and the PENTAX Share Subscription Warrants, including corporate shareholders) residing in foreign countries (the "Foreign Shareholders") must tender through their standing agents in Japan. Foreign Shareholders must submit appropriate identification documents (see Note 1 below).

(xiii) In the case of individual shareholders residing in Japan, the difference between the sale price of the Tendered Shares, etc. purchased by the Offeror and the acquisition costs is subject to separate self-assessment taxation concerning capital gains from transfer of shares, etc (see Note 2 below).

(Note 1) Identification Documents

The following identification documents will be required when a Tendering Shareholder, etc. opens a new account with the Tender Offer Agent:

Individuals:	Copy of residence certificate (an original prepared within the past six months), health insurance card, driver's license, etc. (documents that identify the individual's name, address and birth date)
Corporations:	A certified copy of corporate registration or documents issued by governmental institutions (prepared within the past six months that identify both the corporation's name and the address of the head office or principal office) In addition to the identification of the corporate shareholder, personal identification of each person responsible for the transaction (or representative of the corporation if such representative effects the transaction) will be required.
Foreign Shareholders:	In the case of foreigners (excluding residents of Japan) or corporations who have their head office or principal office in foreign countries, documents issued by a foreign

government or competent international organizations approved by the Japanese government or other similar documents which are equivalent to the identification documents of residents of Japan

(Note 2) Separate self-assessment taxation concerning capital gains from transfer of shares, etc. (for individual shareholders residing in Japan)
In general, individual shareholders residing in Japan will be subject to separate self-assessment taxation with respect to capital gains from transfer of shares, etc. Sales through tender under the tender offer will be treated as ordinary sales through securities companies. Please consult with a tax accountant or other experts with respect to specific tax matters at your own discretion.

(10) Name of Securities Company to Settle the Tender Offer

Mitsubishi UFJ Securities Co., Ltd. 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

(11) Commencement Date of Settlement

Tuesday, August 14, 2007

(Note) Wednesday, August 22, 2007 if the Tender Offer period is extended pursuant to the provisions of Article 27-10, Paragraph 3 of the Law.

(12) Settlement Procedure

A written notice regarding purchase, etc. under the Tender Offer will be mailed to the address of each Tendering Shareholder, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) without delay after the expiration of the Tender Offer period.

Purchases shall be settled in cash. The Tender Offer Agent will remit to the place designated by each Tendering Shareholder, etc. the sales price with regard to the shares purchased in accordance with the instructions given by the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) without delay on or after the commencement date of settlement.

(13) Procedure for Returning Share Certificates, etc.

In the event that all of the Tendered Shares, etc. are not purchased under the terms set forth in "(1) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law" or "(2) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal" of "11. Other Conditions and Procedures Relating to the Tender Offer" below, the Tender Offer Agent will, in accordance with the direction of the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.) and without delay on or after the commencement date of the settlement (or in the case where the Tender Offer is withdrawn, the date of withdrawal of the Tender Offer), return the share certificates, etc. by delivering them to the Tendering Shareholders, etc. or sending them by mail to the address of the Tendering Shareholders, etc. (or the standing proxy in the case of a Foreign Shareholder, etc.), or, with respect to the share certificates, etc. kept in custody by the Tender Offer Agent (or by JASDEC through the Tender Offer Agent or, in the case of the PENTAX Bonds with Share Subscription Warrants, by Euroclear Bank S.A./N.V.) at the time of tender, return such share certificates, etc. to the same condition of custody as at the time of tender.

(14) Other Conditions and Procedures Relating to the Tender Offer

(i) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of Tendered Shares is less than the Number of Shares Planned to be Purchased (67,740,000 shares), none of the Tendered Shares will be purchased. If the total number of Tendered Shares equals or exceeds the Number of Shares Planned to be Purchased (67,740,000 shares), all the Tendered Shares will be purchased.

(ii) Existence (or Non-existence) of Conditions for Withdrawal of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1(i) through (ri) and (wo) through (so), Item 2(i), Items 3(i) through (chi), Item 4, Item 5, and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw the Tender Offer.

When withdrawing the Tender Offer, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter.

(iii) Existence (or Non-existence) of Conditions for Reducing Tender Offer Price, Details thereof, and Manner of Disclosure of Reduction

If the Target engages in any act stipulated in Article 13, Paragraph 1 of the Enforcement Order pursuant to Article 27-6, Paragraph 1, Item 1 of the Law during the Tender Offer period, the Tender Offeror may reduce the Tender Offer price as set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

When reducing the Tender Offer price, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares, etc. tendered on and prior to the date of such public announcement shall also be purchased at the reduced prices.

(iv) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

Tendering Shareholders, etc. may cancel any agreement concerning the Tender Offer at any time during the Tender Offer period. Tendering Shareholders etc, who wish to cancel their tender must deliver, or send by mail, a cancellation notice stating that such Tendering Shareholder, etc. cancels its tender under the Tender Offer (the "Cancellation Notice") together with a receipt of tender under the Tender Offer to the head office or any Japanese branch of the party specified below by no later than 4 p.m. on the last day of the Tender Offer period. The cancellation of tender will take effect at the time when the Cancellation Notice is delivered to, or reaches, the party stated below. However, if the Cancellation Notice is sent by mail, it must reach the party stated below by no later than 4 p.m. on the last day of the Tender Offer period.

No claim for indemnification or civil penalties will be made by the Tender Offeror against Tendering Shareholders, etc. should they cancel their tenders. Further, the expenses incurred in returning the Tendered Shares, etc. will be borne by the Tender Offeror.

(v) Manner of Disclosure in case of Modification of Conditions, etc. of the Tender Offer

During the Tender Offer period, the Tender Offeror may modify the conditions, etc. of the Tender Offer except as prohibited in Article 27-6 of the Law and Article 13 of the Enforcement Order.

When modifying the conditions, etc. of the Tender Offer, the Tender Offeror will give public notice providing the details of such modifications electronically and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, that if it is deemed difficult to give such public notice by the last day of the Tender Offer period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given promptly thereafter. All Tendered Shares, etc. tendered both on and prior to the date of such public notice shall be purchased in accordance with the modified conditions, etc. of the Tender Offer.

(vi) Manner of Disclosure upon Filing of Amendment to Registration Statement

If the Tender Offeror files any Amendment to this Registration Statement with the Director General of the Kanto Local Finance Bureau, the Tender Offeror shall promptly make a public announcement regarding such amendment to the extent that it relates to any information contained in the Public Notice of the Commencement of the Tender Offer pursuant to Article 20 of the Cabinet Office Ordinance. The Tender Offeror shall immediately amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Tendering Shareholders, etc. who have received the original Tender Offer Explanatory Statement. However, if only limited amendments are made, instead of providing an amended Tender Offer Explanatory Statement, the Tender Offeror shall prepare and provide a document stating the reasons for such amendments, the items that have been amended, and the amended information.

(vii) Manner of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced pursuant to Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the Tender Offer period.

(viii)Other Matters

The distribution of this Tender Offer Registration Statement, the Explanation of Tender Offer and other materials relating thereto may be restricted under laws in certain jurisdictions. The Tender Offeror requests any person receiving this Tender Offer Registration Statement, the Explanation of Tender Offer and other materials relating thereto to be aware of and comply with such restrictions.

3. Existence and Details of Agreements between the Tender Offeror and the Target or its Directors or Officers

The Target's board of directors supports the Tender Offer.

The Company and the Target entered into the Agreement on Management Integration dated May 31, 2007 (as amended by the Amendment Agreement dated June 15, 2007; such agreement after the amendment is referred to as the "Agreement") mainly containing the following effect:

- Tender offer

  The Tender Offeror will commence the Tender Offer on the condition that all of the following preceding conditions, but not limited to them, are satisfied: The Target's board of directors (i) resolved that subject to the successful completion of the Tender Offer, the Target will without consideration acquire and cancel all of the PENTAX Share Subscription Warrants on the day immediately following the end of the Tender Offer period; (ii) resolved to support the Tender Offer; and (iii) approves that all the matters of resolution agreed by both parties under the Agreement will be submitted to the Target's annual general meeting of shareholders to be held in June 2007.

  The purchase price of the common stock of the Target under the Tender Offer will be 770 yen per share; however, if the Target's annual general meeting of shareholders for the 77th period approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price will be determined to be the result obtained by deducting the amount equal to the surplus dividends resolved in excess of 7 yen per share from 770 yen (in cases where the purchase price has a fractional part, the purchase price will be rounded to the nearest yen).

  The purchase price for each of the PENTAX Bonds with Share Subscription Warrants will be 1,433,056 yen; however, if the Target's annual general meeting of shareholders approves the surplus dividends for the 77th period per share in the amount of more than 7 yen, the purchase price for such bonds will be determined by dividing 1,005,000 yen (issue price of each bond) by 540 yen (convertible price) and multiplying by the purchase price of common stock of the Target (in cases where the purchase price has a fractional part, the purchase price will be rounded to the nearest yen).

- Business operations

  The Target will operate its business affairs within the scope of ordinary business operations.

- Integration of management

  If the Tender Offer is successfully completed, considering any effect on taxes or accounting in connection with the integration between the Tender Offeror and the Target, the existence or non existence of a continuous disclosure obligation under the U.S. Securities Act, and existing agreements with third parties and so forth, the management of both companies will be integrated in an appropriate manner, including, without limitation, a share exchange to make the Tender Offeror an absolute parent company and the Target a wholly-owned subsidiary.

- Exclusive negotiation duty

  The Tender Offeror and the Target shall not enter into, execute, propose or solicit the capital participation, the transfer of all or any assets, offering of shares, transfer of business, merger, corporate demerger, share exchange or stock transfer with the third party which might substantially impede the integration of management between the Target and the Tender Offeror. However, if it is reasonably determined in accordance with the due process that the conditions of any third party's proposal are obviously more favorable than those of the Tender Offeror, the Target may cancel the Agreement by payment of the termination fee of one billion yen to the Tender Offeror.

- Penalty

  If the Tender Offeror or the Target (i) breaches the exclusive negotiation duty or certain duties set forth in the Agreement during the effective term of the Agreement, (ii) executes any contract or other agreement with any third party with respect to a competing transaction on or before the day on which three (3) months has expired after the termination of the Agreement (except if such party proves that the competing transaction does not arise from any act breaching the exclusive negotiation duty set forth in the Agreement) or otherwise any specific event occurs, the other party may claim for payment of certain expenses and a penalty fee of three (3) billion yen.

In addition, although the "Basic Understanding for Merger" dated December 21, 2006 between the Company and the Target (the "Basic Understanding") terminated on May 31, 2007, the following matters of the Basic Understanding remain in full force and effect as of the date of filing of this Public Notice.

- Termination fee

  If the Tender Offeror or the Target (i) breaches a certain exclusive negotiation duty or certain duties set forth in the Basic Understanding during the effective term of the Basic Understanding, (ii) executes any contract or other agreement with any third party with respect to a competing transaction on or before the day on which three (3) months expires after the termination of the Basic Understanding (except that such party proves that such competing transaction arises from any act breaching the exclusive negotiation duty exclusive negotiation duty set forth in the Basic Understanding) or otherwise any specific event occurs, the other party may claim for payment of a certain expense and termination fee of three (3) billion yen. A claim that is made under the above-mentioned agreements arising from an event which occurred as of May 31, 2007 under the Basic Understanding will remain in full force and effect on and after such date.

4. Place of Public Inspection for Copies of the Tender Offer Registration Statement

HOYA CORPORATION	2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, NihonbashiKabuto-cho, , Chuo-ku, Tokyo

5. Purpose, Business and Amount of Stated Capital of the Tender Offeror

   (1) Purpose

   The purpose of the Company (purchaser) is to carry out the following business activities:

   (i) Production and sale of various types of glass and ceramic products
   (ii) Production and sale of various types of chemical materials and products
   (iii) Production and sale of electronics-related materials, components and equipment
   (iv) Production and sale of optoelectronics-related materials, components and equipment
   (v) Production and sale of optical glass, optical machinery and related products
   (vi) Production and sale of measuring equipment, meters, and their components
   (vii) Production and sale of eyeglass lenses, frames, production equipment and related medical equipment
   (viii) Production and sale of contact lenses and related medical equipment
   (ix) Production, wholesaling and sale of intra-ocular lens implants
   (x) Production and sale of pharmaceuticals, quasi-drugs, medical supplies and medical equipment

(xi) Production and sale of tableware, household items and related products
(xii) Production and sale of decorative ornaments and interior products
(xiii) Development and sale of software
(xiv) Provision of data telecommunications services and database services
(xv) Operation of ISP and Internet advertising services
(xvi) Design, planning and development of Internet websites for corporations
(xvii) Import and export of products listed in each of the preceding items
(xviii) Any and all businesses incidental to any of the preceding items.

(2) Business

The Group, comprising the Company and its 68 subsidiaries and affiliates (as of March 31, 2007), operates businesses related to the production and sale of optoelectronics products, photonics products, vision care and health care items and crystal products, as well as related services and support activities. All of the products are manufactured by the Company or its domestic and overseas subsidiaries and affiliates.

Domestic sales of manufactured items and merchandise are generally conducted through direct sales to other manufacturers and specialty stores, whereas export sales primarily involve sales by the parent company, using one of its overseas affiliates as a sales agent.

The Group is managed on a global basis, via a consolidated group management structure. Individual business divisions, such as the information technology division and eye care division, are each responsible for managing their own fields of operations, in accordance with the management strategies formulated by the global headquarters of the Company. Regional head offices have been established for North America, Europe and Asia, in order to strengthen relationships in the region and lend support to local legal compliance and internal auditing activities. Financial management activities are carried out on a global basis, and these operations are headquartered at Netherlands Branch of the Company.

(3) Amount of Stated Capital and Total Number of Issued Shares

6,264,201,967 yen (as of July 3, 2007)

End of document.

RECEIVED
2007 JUL 10 P 3:21

[English translation of Japanese original published on Nikkei Shimbun newspaper of July 3, 2007]

Public Notice of Commencement of Tender Offer

To whom it may concern:

July 3, 2007
2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo
HOYA CORPORATION
President and Chief Executive Officer
Hiroshi Suzuki

HOYA CORPORATION announces that it will launch a tender offer under the Securities and Exchange Law of Japan in accordance with a decision of the representative executive officer dated July 2, 2007.

Description

1. Name of the Target PENTAX CORPORATION
2. Type of Shares, Etc., subject to the Tender Offer
   (1) Common Stock
   (2) PENTAX Bonds with Share Subscription Warrants
   (3) PENTAX Share Subscription Warrants
3. Tender Offer Period From Tuesday, July 3, 2007 to Monday, August 6, 2007
4. Tender Offer Price
   (1) 770 yen per Share of Common Stock
   (2) 1,433,056 yen per Yen-denominated Convertible Bonds with Share Subscription Warrants (face value of 1,000,000 yen of each bond) issued in accordance with a resolution of the PENTAX's board of directors' meeting held on October 14, 2003
   (3)1 yen per PENTAX First Series Share Subscription Warrants which were issued in accordance with a resolution of the PENTAX's board of directors' meeting held on May 23, 2005 and an approval of the Target's annual general meeting of shareholders held on June 24, 2005
5. Number of Shares Planned to be Purchased Converted into Number of Shares
   67,740,000 (shares)
6. Name of Securities Company to Settle the Tender Offer
   Mitsubishi UFJ Securities Co., Ltd.

Detail of public notice is published on the following web site,
http://info.edinet.go.jp/EdiHtml/main.htm

End of document

Public Notice of Commencement of Tender Offer

July 3, 2007

HOYA CORPORATION
2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo, Japan
Representative: Hiroshi Suzuki, President and CEO

HOYA CORPORATION, a Japanese corporation, will, pursuant to the duly authorized decision made by its President and CEO on July 2, 2007, conduct a tender offer pursuant to the Securities and Exchange Law of Japan as follows:

1. Name of the subject company: PENTAX Corporation, a Japanese corporation
2. Classes of shares to be purchased: (1) common stock; (2) corporate bonds with share subscription warrants; (3) share subscription warrants
3. Tender offer period: from July 3, 2007 (Tuesday) to August 6, 2007 (Monday)
4. Purchase price: (1) 770 Yen per share for common stock; (2) 1,433,056 Yen per face value of 1 million Yen for Yen-denominated convertible bonds with share subscription warrants which were issued based on a resolution of the board of directors of the subject company held on October 14, 2003; (3) 1 Yen per warrant for 1st Series Share Subscription Warrants which were issued based on a resolution of the board of directors of the subject company held on May 23, 2005 and approval of the shareholders' meeting of the subject company held on June 24, 2005
5. Number of shares to be purchased: 67,740,000 shares
6. Name of the securities company for settlement of the tender offer (tender offer agent): Mitsubishi UFJ Securities Co., Ltd.

English translations of the "Tender Offer Registration Statement" and the "Public Notice of the Commencement of Tender Offer" of HOYA CORPORATION and the "Opinion Statement" of PENTAX Corporation regarding the tender offer will be available at the following URL of the tender offer agent: http://www.sc.mufg.jp/english/e_tob/index.html. An English translation of the "Tender Offer Explanatory Statement" of HOYA CORPORATION will be available at the office of the tender offer agent at Ote Center Building, 1-1-3 Otemachi, Chiyoda-ku, Tokyo, 100-8138, Japan (Mitsubishi UFJ Securities Co., Ltd., Equity Capital Markets Division).

All references to date are to those in Japan.

平成 19 年7月2日

RECEIVED
2007 JUL 10 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

各　位

会社名　HOYA 株式会社
代表者名　代表執行役最高経営責任者　鈴木　洋
（コード 7741 東証一部）
問合せ先　IR・広報グループマネジャー
伊藤　直司
電話　03－3952－1160

ペンタックス株式会社株式に対する公開買付けの開始に関するお知らせ

HOYA 株式会社（以下「当社」又は「公開買付者」といいます。）は、平成 19 年7月2日の代表執行役決定により、ペンタックス株式会社（コード番号 7750　東証第一部、以下「対象者」又は「ペンタックス」といいます。）の普通株式、平成 15 年 10 月 14 日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債（以下「ペンタックス新株予約権付社債」といいます。）及び平成 17 年5月 23 日開催の対象者取締役会の決議及び同年6月 24 日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第1回新株予約権（以下「ペンタックス新株予約権」といいます。）を、公開買付け（以下「本公開買付け」といいます。）により取得することといたしましたので、下記のとおりお知らせいたします。なお、本公開買付けにより公開買付者が対象者の全ての株式を取得できなかった場合は、適切な方法で本公開買付けの後に対象者を完全子会社化することを予定しております。

記

1．買付け等の目的

（1）本公開買付けの背景

公開買付者は光学ガラスを出発点に、光学材料と精密加工技術を活かして事業領域を拡大してまいりました。積極的な技術革新によりグローバルにニッチな市場を創造し、トップの地位を確立することで高収益を実現しております。情報エレクトロニクス分野では半導体関連のマスクブランクスや HDD 用ガラス磁気ディスク基板において世界でトップシェアを誇り、光学ガラス・レンズなどで世界のトップメーカーの一角をなしています。またアイケア分野でもメガネレンズなどでトップメーカーの一角を担っています。新たな事業領域の開拓にも積極的に取り組んでおり、中長期的には医療関連分野をさらなる成長の中核と位置付け、白内障治療に用いられる眼内レンズのグローバル展開に着手しております。

対象者は、長年蓄積されたカメラ、レンズの開発から製造までのノウハウを活かし、その光学技術をコアとして、光学設計や画像処理などの技術を多様な製品分野へ応用することにより、光学・精密機器分野において技術力に裏打ちされた事業展開を進めてきました。ライフケア事業においては、内視鏡分野で早期から海外での展開を進め、グローバルな地位を確立しているほか、メディカルアクセサリー、骨補填材として用いられるニューセラミックスなどといった多様な製品を展開しています。オプティカルコンポーネント事業においては、デジタルカメラモジュール及び DVD/CD 互換回折ピックアップレンズなどの高度な光学技術を軸に競争力を発揮しているほか、イメージングシステム事業においてもデジタルカメラで世界的なブランド力を誇っています。

公開買付者と対象者は、それぞれ光学技術の医療分野への応用において、内視鏡による診断、低侵襲治療及びニューセラミックス、眼内レンズなどの生体機能置換製品といった高度な医療製品を展開してまいりました。この分野においては市場が世界の広範な地域に拡大しつつあり、大きな成長が見込まれる一方で、競争がグローバル化していることから、将来にわたって成長を遂げるために

は、製品開発及び M&A を通じて技術面における優位性を確立するとともに、患者・医療関係者の方々とともに新たな診断、治療の技術・方法を普及していく活動を行うためのグローバルなマーケティング体制を構築することが喫緊の課題であるとの認識を深めてまいりました。かかる製品開発とグローバルなマーケティング活動を実行するためには大きな投資が必要となりますが、公開買付者の潤沢なキャッシュフローを重点的に充当するとともに、これまでにアイケア事業をグローバルに展開してきた中で培われた公開買付者のグローバルな事業展開ノウハウを対象者に提供することにより、公開買付者及び対象者の当該分野での成長を加速することが可能となると考えております。

また、カメラのデジタル化以降、光学機器、関連部材の産業構造は大きく変化を遂げております。光学材料と光学機器の分野においては、アジア勢が強力な競争相手として著しい成長を見せており、その価格攻勢及び高付加価値化は今後も続くものと見込まれます。さらに、デジタルカメラ分野では、従来の光学メーカーに加えて家電メーカーが参入するなど、競争は激化の一途をたどっています。このような環境の中で継続的な成長を遂げるためには、さらなる原価低減によるコスト競争力の強化に加え、技術を軸として付加価値を高めることで徹底した差別化を図ることが必要であり、そのためには事業構造の質的な転換が重要となります。光学材料と光学機器分野においては、対象者の光学設計技術・加工技術と、公開買付者の光学材料開発・微細加工技術、及び光学レンズ大量生産能力を垂直統合することにより、新たな光学モジュール・システム製品を産み出すことのできる、グローバル市場における唯一の光学メーカーになりうると考えております。

平成 18 年春頃からの長期にわたる数度の協議期間を経て、公開買付者と対象者は上記のような共通の認識に至り、お互いが最良のパートナーとして各分野における互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略領域に経営資源を重点的に配分しうる体制を早急に整えることにより、事業の成長を加速するべきであると考え、平成 18 年 12 月 21 日に、合併に関する基本合意書(以下「基本合意書」といいます。)を締結いたしました。以後、公開買付者と対象者は、平成 19 年4月上旬の合併契約書の締結を目指して、鋭意協議を行ってまいりました。基本合意書締結以降本年4月上旬まで、両社は、それぞれの代表者、担当取締役のみならず、本社部門を中心として両社からの多数のメンバーの参画により、統合に必要な準備、統合後の組織運営についての検討作業を進めてまいりましたが、この間、統合に向けた準備に関して両社の従業員の間においても両社の統合を阻害するような重大な認識の齟齬はなく協議が進捗してきたと認識しております。しかしながら、その後、社内事情と株主を含む社外事情を総合判断した結果合併を断念せざるを得ない状況にある旨の連絡を対象者より受け、公開買付者の平成 19 年4月 23 日付けプレスリリース「ペンタックス株式会社との公開買い付けに関する協議継続について」に記載のとおり、公開買付者としても、対象者の一部株主の状況及び第三者との契約関係の状況等を考慮して、基本合意書において予定していた平成 19 年 10 月 1 日を合併期日とする合併を行う方法により両社の経営統合を行うことは実務上難しいとの認識に至りました。かかる認識のもと、合併による経営統合が実務上困難になった場合には基本合意書に定める合併の目的と精神に従い経営統合を行うための代替的方法について速やかに誠実協議する旨を規定した基本合意書の条項に基づき、公開買付者は、対象者に対し、両社間の協議において既に検討されていた公開買付者が対象者の全ての株式を対象として現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを正式に提案し、両社間において基本合意書に基づき協議を続けてまいりました。その結果、公開買付者と対象者は、基本合意書締結時に両社間で共有していた、両社の経営統合が公開買付者及び対象者の企業価値の向上に資するという認識は現在においても変わりないこと及び経営統合を行う方法としては、まず、公開買付者が対象者の全ての株式を取得するための公開買付けを行い、その後、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に公開買付者が対象者を完全子会社化することで両社の経営統合を行う旨、平成 19 年5月 31 日に合意に至りました。その後、公開買付者と対象者は、かかる合意で定められた公開買付けの開始時期、買付予定株式数の下限、対象者の普通株式の買付価格等、公開買付けの条件の一部について変更する旨を平成 19 年6月 15 日に合意いたしました。

(2) 本公開買付けの目的

公開買付者は、本公開買付けを経て、公開買付者と対象者の経営を完全に統合することを最終

的な目的としております。公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、両社の得意な光学・精密加工技術によって、魅力ある製品を開発し、より広い範囲の顧客に対して提供を行うことにより、企業価値の創出を図ることができると考えております。

経営統合後は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図り、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現することが可能となります。

統合後の新会社グループの事業運営は、以下に述べる基本的方針に従って行う予定です。

① ライフケア分野(内視鏡、メディカルアクセサリー、ニューセラミックス、眼内レンズ):
戦略的成長分野と位置付け、今後需要の高まる低侵襲医療領域を追求してまいります。内視鏡による低侵襲診断、腹腔鏡手術器具や内視鏡用処置具による低侵襲治療といった、診断から処置までの一貫した展開を図るとともに、ニューセラミックス、眼内レンズなどの生体機能置換製品の市場をグローバルに開拓することを主軸とします。研究開発投資、M&A を通じた製品開発力の向上と国内外の営業・マーケティング体制の拡充のために重点的に投資することにより成長を加速させ、事業規模の倍増を目指します。

② オプティクス分野(光学ガラス・レンズ、デジタルカメラモジュール、微小レンズなど):
設計から材料、レンズ、加工、モジュールまでの垂直統合により、コスト競争力を高めると同時に、技術開発力を質的に転換・強化し、新たな光学モジュール・システム製品を産み出すことのできる、グローバル市場における唯一の光学メーカーを目指します。また、公開買付者と対象者の製造拠点、顧客基盤を相互利用することにより、成長著しいアジア新興勢力を含めた今後の業界の構造変化に対応しうる競争力を確保し、持続的成長を果たす所存です。

③ 情報エレクトロニクス分野(フォトマスクブランクス、ガラス磁気ディスク):
世界トップシェアの事業であり、統合後の新会社グループの収益力の中心事業として競争力の強化と事業成長を図ります。

④ アイケア分野(メガネレンズ、コンタクトレンズ):
安定的成長が期待できる事業であり、統合後の新会社グループのもう一つの中心事業として、競争力の強化と事業成長を図ります。

⑤ イメージングシステム分野(デジタルカメラ、双眼鏡など):
高付加価値かつユニークな技術による製品で差別化を図ることで、競争力を発揮できる分野に特化して、事業価値を高めてまいります。また、新しい光学機器システム技術を生み出す母体と位置付け、ライフケア分野、セキュリティ分野などにも水平展開を図る所存です。

⑥ 新規分野、その他の分野においても、将来的に収益力の強化及び成長が見込まれる事業には積極的に投資を行う一方、選択と集中による事業の効率化と経営資源の有効活用を目指します。

なお、対象者の有するペンタックスブランドにつきましては、その重要性及び経済的価値に鑑み公開買付者と対象者との経営統合後も存続させる意向です。

(3) 買付け等の価格

① 普通株式

公開買付者と対象者は、基本合意書締結に際し、公平性を期すため第三者機関として公開買付者は UBS 証券会社(以下「UBS」といいます。)に、対象者はモルガン・スタンレー証券株式会社(以下「モルガン・スタンレー」といいます。)にそれぞれ合併比率の算定を依頼し、両第三者機関はそれぞれ市場株価分析、ディスカウンテッド・キャッシュフロー分析(以下「DCF 分析」といいます。)、類似企業比較分析等を用いて公開買付者、対象者の企業価値・株式価値を算定しました。公開買付者は UBS の合併比率算定の内容を検討し、一方、対象者はモルガン・スタンレーの合併比率算定の内容を検討し、それを踏まえて両社協議を行いました。その結果、両社は対象者の普通株式1株に対して、公開買付者の普通株式 0.158 株を割り当てる合併比率(以下「本合併比率」といいます。)に合意し、平成 18 年 12 月 21 日に

本合併比率を規定した基本合意書を締結いたしました。

しかしながら、基本合意書締結後の公開買付者及び対象者の普通株式の市場価格の推移に鑑み、本合併比率には満足できない旨の意向が対象者の一部の株主から表明された旨の報告を対象者経営陣から受けたこと、対象者が第三者と締結している契約の状況等に鑑み、基本合意書において予定していた平成 19 年 10 月 1 日を合併期日とする合併を行う方法による両社の経営統合は困難であるとの判断に至ったため、公開買付者が対象者の全ての株式を対象として現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを対象者に対し提案いたしました。以下に述べるとおり、本公開買付けにおける普通株式1株当たりの買付価格金 770 円(以下「本買付価格」といいます。)は、本合併比率を踏まえて、一層のプレミアムを付与した価格です。

公開買付者と対象者が基本合意書を締結した日の直前営業日である平成 18 年 12 月 20 日の株式会社東京証券取引所における公開買付者普通株式の終値である 4,490 円に本合併比率を乗じた価格(709.42 円)は、株式会社東京証券取引所における対象者普通株式の終値 642 円に対して約 10.50%のプレミアム、平成 18 年9月 21 日から平成 18 年 12 月 20 日までの3ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値 559 円(小数点以下四捨五入)に対して約 27.05%のプレミアムを内包した水準に相当しています。

一方、本買付価格は、公開買付者と対象者が基本合意書を締結した日の直前営業日である平成 18 年 12 月 20 日の株式会社東京証券取引所における対象者普通株式の終値 642 円に対して約 19.94%のプレミアム、平成 18 年9月 21 日から平成 18 年 12 月 20 日までの3ヶ月間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値 559 円(小数点以下四捨五入)に対して約 37.75%のプレミアムを加えた額に相当しています。

② ペンタックス新株予約権付社債

本公開買付けにおけるペンタックス新株予約権付社債1個当たりの買付価格は、各社債の発行価額(各社債の額面金額である 100 万円の 100.5%)を転換価額である 540 円で除した数に本公開買付けにおける普通株式の1株当たりの買付価格である金 770 円(本買付価格)を乗じた金額である 1,433,056 円といたしました。なお、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である 100 万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債1個当たりの買付価格は、繰上償還金額 100 万円に対して約 43.31%のプレミアムを加えた額に相当しています。

③ ペンタックス新株予約権

本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしても公開買付者はこれを行使することができないことに鑑み、本公開買付けにおけるペンタックス新株予約権1個当たりの買付価格は1円と決定いたしました。

なお、公開買付者及び対象者は、両社の経営統合が完了するまでの間は、公開買付者の事前の書面による合意なしに対象者の買収防衛策(平成 17 年6月 24 日開催の対象者の定時株主総会の承認を得て導入された信託型ライツプランを含みます。)を発動させない旨合意しており、対象者の取締役会は、平成 17 年5月 23 日開催の対象者取締役会の決議及び同年6月 24 日開催の対象者定時株主総会の承認に基づき発行されたペンタックス新株予約権に関する「新株予約権発行要項」8.(1).i.⑤に基づき、公開買付者が対象者の株券等を取得又は保有することが対象者の企業価値の最大化に反するおそれがない旨、本公開買付けについて決議しています。なお、ペンタックス新株予約権 200,000,000 個も本公開買付けの対象となっておりますが、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行又は移転され

る普通株式を公開買付者が実際に取得する可能性はほとんどありません。

対象者の取締役会は、本公開買付けに関する意見を検討するにあたり、第三者算定機関であるみずほ証券株式会社より対象者の株式等の価値に関する算定報告書を取得しました。なお、同報告書では、対象者の株式価値について、Discounted Cash Flow(DCF)法、類似企業比較法及び市場株価法の各手法を用いて分析をしております。また、対象者の取締役会は森・濱田松本法律事務所の助言を受け、その上でこれらの情報を参考にして、対象者の企業価値及び株主利益の観点から本公開買付けにつき十分な協議を行った結果、本公開買付けの諸条件は妥当であると判断し、本公開買付けに賛同することを取締役会の全員一致で決議しました。

(4) 本公開買付け後の経営統合

公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と、将来に向けた新たな成長の加速を図るためには、対象者を完全子会社化することにより、両社の経営の完全統合を行う必要があると考えております。したがって、本公開買付けにより公開買付者が対象者の全ての株式を取得できなかった場合は、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に対象者を完全子会社化することを予定しています。かかる取引に際しては、対象者株式については本買付価格を参考にし、公開買付者株式についてはその市場株価の状況を参考にあわせて様々な分析を総合的に勘案し、公開買付者及び対象者両社の株主の利益を損なわないように配慮しつつ、再度第三者機関に評価を依頼した上で、両社間の合意により対象者株式の株主に交付する対価に関する条件を決定する予定です。

本公開買付けの成立後、両社の経営の完全統合後のあるべき姿を協議・検討する期間、対象者は、独立した法人として対象者の商号及びペンタックスブランドを維持しながら業務運営を行い、主要事業間の相互シナジーを維持・発展させます。対象者の業務の執行は、対象者から選任された執行役員がこれを行い、主要事業は、各事業の事業本部長がその雇用を含む運営及び収益に関し責任を負う予定です。

(5) 上場廃止となる見込みがある旨及び上場廃止を目的とする理由

本公開買付けにおいては買付けを行う株式等の数に上限は設定されていないため、本公開買付けの結果によっては、対象者の株式は、株式会社東京証券取引所の株券上場廃止基準に従い、所定の手続を経て上場廃止となる可能性があります。また、当該基準に該当しない場合でも、本公開買付けにより公開買付者が対象者の全ての株式等を取得できなかった場合は、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に対象者を完全子会社化することを予定していますので、その場合には対象者の株式は上場廃止になります。

(6) 株式に換算した買付予定数の下限について

なお、本公開買付けでは、株式に換算した買付予定数(以下「買付予定数」といいます。)の下限を 67,740,000 株としております。これは、対象者の平成 19 年3月 31 日現在の発行済株式総数(127,925,007 株)から対象者の保有する自己株式 138,164 株を除き、ペンタックス新株予約権付社債 4,136 百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数 7,684,530 株を加えた数(135,471,373 株)の約 50.00%に相当します。

2. 買付け等の概要

(1) 対象者の概要

① 商号	ペンタックス株式会社
② 事業内容	ライフケア、イメージングシステム、オプティカルコンポーネント各製品の製造及び販売等

③ 設立年月日　昭和13年12月17日
④ 本店所在地　東京都板橋区前野町二丁目36番9号
⑤ 代表者の役職・氏名　代表取締役兼社長執行役員　谷島信彦
⑥ 資本金　7,571百万円(平成19年3月31日現在)
⑦ 大株主及び持株比率　(平成19年3月31日現在)

エイチエスビーシー ファンド サービシイズ スパークス アセット マネジメント コーポレイテッド(常任代理人 香港上海銀行東京支店)	11.41%
日本トラスティ・サービス信託銀行株式会社	8.78%
日本マスタートラスト信託銀行株式会社	6.57%
株式会社みずほコーポレート銀行	4.76%
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	3.89%
ゴールドマン・サックス・インターナショナル	3.72%
株式会社りそな銀行	2.41%
朝日生命保険相互会社	2.41%
株式会社足利銀行	2.18%
日本生命保険相互会社	2.15%

(注1) 日本トラスティ・サービス信託銀行株式会社及び日本マスタートラスト信託銀行株式会社の所有株式数は、全て信託業務に係る株式です。

(注2) 以下のとおり大量保有報告書が関東財務局に提出されていますが、対象者として当期末時点における実質所有状況の確認ができませんので、上記「大株主及び持株比率」では考慮していません。

氏名又は名称	報告義務発生日	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
スパークス・アセット・マネジメント投信株式会社	平成19年3月20日	30,680	23.98
フィデリティ投信株式会社	平成19年3月9日	16,133	12.61

(注3) 対象者の概要に関する情報((注1)及び(注2)を含みます。)は、対象者の第77期有価証券報告書(平成19年6月28日提出)に基づき記載しております。

⑧ 買付者と対象者の関係等

資本関係:当社は対象者の普通株式1,000株を直接保有しています。

人的関係:平成19年6月27日開催の対象者定時株主総会において、当社グループの役員・従業員2名が取締役として選任されています。ただし、選任の効力は、同年9月末日までの間に、当社が、当社の対象者に対する株券等保有割合(証券取引法(以下「法」といいます。)第27条の23第4項に定義されます。)が、50%を超えた旨記載した大量保有報告書を関東財務局に提出した日に生じるものとされています。

取引関係:一部製品で取引があります。

関連当事者への該当状況:関連当事者には該当しません。

(2) 買付け等の期間

① 届出当初の買付け等の期間

平成19年7月3日(火曜日)から平成19年8月6日(月曜日)まで(24営業日)

② 対象者の請求に基づく延長の可能性

法第27条の10第3項の規定により、対象者から買付け等の期間の延長を請求する旨の記載がされた意見表明報告書が提出された場合は、買付け等の期間は30営業日、公開買付期間は平成19年8月14日(火曜日)までとなります。

(3) 買付け等の価格

普通株式	普通株式１株につき　金 770 円
新株予約権付社債	ペンタックス新株予約権付社債1個(各社債の額面金額 100 万円)につき　金 1,433,056 円
新株予約権	ペンタックス新株予約権1個につき　金1円

(4) 買付け等の価格の算定根拠等

① 算定の基礎

i) 普通株式

公開買付者は、本買付価格の決定にあたり、第三者機関であるUBSに、買付価格の決定の参考として対象者の株式価値の算定を依頼しました。UBS は、この依頼を受け、類似公開会社比較分析、DCF 分析の各手法を用いて対象者の株式価値を算定しました。対象者の第 77 期定時株主総会において承認される第 77 期の1株当たりの剰余金の配当額が会社提案である7円であることを前提とした場合の、それぞれの手法による対象者の1株当たりの株式価値の範囲は以下のとおりです。

類似公開会社比較分析:	597 円から 842 円
DCF 分析:	721 円から 819 円

また、UBS は、公開買付者が対象者と統合することによる公開買付者の1株当たり当期純利益への影響を分析し、加えて、過去の公開買付けの事例において市場株価に付されたプレミアムの実績を分析しました。

基本合意書締結後の対象者の普通株式の市場価格は、本合併比率を織り込んだ形で推移していると考えられます。本買付価格は、市場が本合併比率を織り込まない形で対象者の株式価値を評価していると考えられる基本合意書締結日の直前営業日の平成 18 年 12 月 20 日の株式会社東京証券取引所における対象者普通株式の終値 642 円と比較しますと、約 19.94%のプレミアムを加えた額に相当しております。

なお、本買付価格は、平成 19 年6月1日から平成 19 年6月 29 日までの株式会社東京証券取引所における対象者普通株式の終値の単純平均値 770 円(小数点以下四捨五入)と同額であり、また、平成 19 年6月 29 日の株式会社東京証券取引所における対象者普通株式の終値である 767 円を3円上回っております。

ii) ペンタックス新株予約権付社債

ペンタックス新株予約権付社債に付された新株予約権の平成 19 年7月2日現在における目的となる株式1株当たりの転換価額は金 540 円です。公開買付者は、各社債の発行価額(各社債の額面金額である 100 万円の 100.5%)を転換価額である金 540 円で除した数に本買付価格である金 770 円を乗じた金額である 1,433,056 円を、ペンタックス新株予約権付社債1個当たりの買付価格とすることを決定しました。なお、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である 100 万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債1個当たりの買付価格は、繰上償還金額 100 万円に対して約 43.31%のプレミアムを加えた額に相当しています。

iii) ペンタックス新株予約権

本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が、対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしてもこれを行使することができないことに鑑み、本公開買付けにおけるペンタックス新株予約権1個当たりの買付価格は1円と決定いたしました。

② 算定の経緯

i)　普通株式

公開買付者と対象者は、基本合意書締結に際し、公平性を期すため第三者機関として公開買付者は平成 18 年 12 月中旬頃 UBS に、対象者はモルガン・スタンレーにそれぞれ合併比率の算定を依頼し、両第三者機関はそれぞれ市場株価分析、DCF 分析、類似企業比較分析等を用いて公開買付者、対象者の企業価値・株式価値を算定しました。公開買付者は UBS の合併比率算定の内容を検討し、一方、対象者はモルガン・スタンレーの合併比率算定の内容を検討し、それを踏まえて両社協議を行いました。その結果、両社は対象者の普通株式1株に対して、公開買付者の普通株式 0.158 株を割り当てる合併比率(本合併比率)に合意し、平成 18 年 12 月 21 日に本合併比率を規定した基本合意書を締結いたしました。

公開買付者と対象者が基本合意書を締結した日の直前営業日である平成 18 年 12 月 20 日の株式会社東京証券取引所における公開買付者普通株式の終値である 4,490 円に本合併比率を乗じた価格(709.42 円)は、株式会社東京証券取引所における対象者普通株式の終値 642 円に対して約 10.50%のプレミアム、平成 18 年9月 21 日から平成 18 年 12 月 20 日までの3ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値 559 円(小数点以下四捨五入)に対して約 27.05%のプレミアムを内包した水準に相当しています。

しかしながら、基本合意書締結後の公開買付者及び対象者の普通株式の市場価格の推移に鑑み、基本合意書において合意された本合併比率には満足できない旨の意向が対象者の一部の株主から表明された旨の報告を対象者経営陣から受けたこと、対象者が第三者と締結している契約の状況等に鑑み、基本合意書において予定していた平成 19 年 10 月1日を合併期日とする合併を行う方法による両社の経営統合は困難であるとの判断に至ったため、平成 19 年4月7日に、公開買付者が対象者の全ての株式を対象として、1株当たりの買付価格を 770 円、下限を 50%とした、現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを対象者に対し提案いたしました。

公開買付者は、本買付価格の決定に際して、公平性を期すために、平成 19 年5月下旬に、再度、第三者機関としての UBS に対象者の株式価値の算定を依頼し、同月 30 日に、UBS は公開買付者に対して算定結果を伝えました。UBS は類似公開会社比較分析、DCF 分析の各手法を用いて対象者の株式価値を算定しました。対象者の第 77 期定時株主総会において承認される第 77 期の1株当たりの剰余金の配当額が会社提案である7円であることを前提とした場合の、それぞれの手法による対象者の1株当たりの株式価値の範囲は以下のとおりです。

類似公開会社比較分析:	597 円から 842 円
DCF 分析:	721 円から 819 円

また、UBS は、公開買付者が対象者と統合することによる公開買付者の1株当たり当期純利益への影響を分析し、加えて、過去の公開買付けの事例において市場株価に付されたプレミアムの実績を分析しました。

両社は協議の上、平成 19 年5月 31 日に本買付価格を規定した経営統合に関する合意書を締結いたしました。しかしながら、対象者の第 77 期定時株主総会において会社提案である1株当たり7円を上回る増配動議が行われて可決される可能性が存在し、かかる増配決議が成立した場合には1株当たり 770 円という買付価格の算定の基礎が変わることになるため、公開買付者と対象者は、買付価格は原則として 770 円とするが、ペンタックスの第 77 期定時株主総会で、第 77 期の剰余金の配当額が1株につき7円を上回る金額で承認された場合は、7円を超過して決議された剰余金の配当額に相当する金額分を 770 円から控除した金額を買付価格とする旨、平成 19 年6月 15 日付けの変更契約書において合意いたしました。その後、対象者の第 77 期定時株主総会において、同剰余金の配当額を会社提案である1株当たり7円とする旨が承認されましたので、最終的に、公開買付者は、平成 19 年7月2日の代表執行役の決定により、上記のとおり本買付価格を

金770円といたしました。

基本合意書締結後の対象者の普通株式の市場価格は、本合併比率を織り込んだ形で推移していると考えられます。770円という買付価格は、市場が本合併比率を織り込まない形で対象者の株式価値を評価していると考えられる基本合意書締結日の直前営業日の平成18年12月20日の株式会社東京証券取引所における対象者普通株式の終値642円と比較しますと、約19.94%のプレミアム、平成18年9月21日から平成18年12月20日までの3ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値 559 円(小数点以下四捨五入)に対して約37.75%のプレミアムを内包した水準に相当しています。

なお、本買付価格は、平成19年6月1日から平成19年6月29日までの株式会社東京証券取引所における対象者普通株式の終値の単純平均値770円(小数点以下四捨五入)と同額であり、また、平成19年6月29日の株式会社東京証券取引所における対象者普通株式の終値である767円を3円上回っております。

ii) ペンタックス新株予約権付社債

両社は、平成19年5月31日に締結した経営統合に関する合意書及び平成19年6月15日付けの変更契約書において、本買付価格をもとに、各社債の発行価額(各社債の額面金額である100万円の100.5%)を転換価額である金540円で除した数にペンタックス普通株式1株当たりの買付価格を乗じた金額を、ペンタックス新株予約権付社債1個当たりの買付価格とすることに合意いたしました。その後、対象者の第77期定時株主総会において、第77期の剰余金の配当額が会社提案である1株当たり7円とする旨が承認されましたので、公開買付者は、平成19年7月2日の代表執行役の決定により本買付価格を770円とし、ペンタックス新株予約権付社債1個当たりの買付価格については金 1,433,056 円といたしました。なお、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である100万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債1個当たりの買付価格は、繰上償還金額100万円に対して約43.31%のプレミアムを加えた額に相当しています。

iii) ペンタックス新株予約権

両社は、本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が、対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしてもこれを行使することができないことに平成19年5月31日に締結した経営統合に関する合意書で合意し、またこれに鑑み、本公開買付けにおけるペンタックス新株予約権1個当たりの買付価格を1円とすることに合意いたしました。その後、公開買付者は、平成19年7月2日の代表執行役の決定により、本公開買付けにおけるペンタックス新株予約権1個当たりの買付価格を1円といたしました。

対象者の取締役会は、本公開買付けに関する意見を検討するにあたり、第三者算定機関であるみずほ証券株式会社より対象者の株式等の価値に関する算定報告書を取得しました。同報告書では、対象者の株式価値について、DCF 法及び類似企業比較法の各手法を用いるとともに、市場株価をベースにした分析を加味して総合的に評価されています。また、対象者の取締役会は森・濱田松本法律事務所の助言を受け、その上でこれらの情報を参考にして、対象者の企業価値及び株主利益の観点から本公開買付けにつき十分な協議を行った結果、本公開買付けの諸条件は妥当であると判断し、本公開買付けに賛同することを取締役会の全員一致で決議しました。

③ 算定機関との関係

関連当事者には該当しません。

(5) 買付予定の株券等の数

株式に換算した買付予定数	株式に換算した超過予定数	株式に換算した買付予定数及び超過予定数の合計
67,740,000(株)	―(株)	―(株)

(注1) 株式に換算した買付予定数(買付予定数)の67,740,000株は、対象者の平成19年3月31日現在の発行済株式総数(127,925,007株)から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数(135,471,373株)の約50.00%に相当します。応募株券等の総数が買付予定数(67,740,000株)に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数(67,740,000株)以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

(注2) 公開買付期間の末日までに、ペンタックス新株予約権付社債に付された新株予約権が行使される可能性がありますが、当該行使により発行又は移転される対象者の普通株式も本公開買付けの対象とします。

(注3) 単元未満株式についても、本公開買付けの対象としております。但し、応募に際しては株券を提出する必要があります(株券が公開買付代理人を通じて株式会社証券保管振替機構により保管されている場合は、株券の提出は必要ありません。)。

(注4) 対象者が保有する自己株式については、本公開買付けを通じて取得する予定はありません。

(6) 買付け等による株券等所有割合の異動

買付け等前における公開買付者の所有株券等に係る議決権の数	1個	(買付け等前における株券等所有割合 0.00%)
買付予定の株券等に係る議決権の数	67,740個	(買付け等後における株券等所有割合 50.00%)
対象者の総株主の議決権の数	127,368個	

(注1) 「買付予定の株券等に係る議決権の数」は、買付予定数(67,740,000株)に係る議決権の数です。

(注2) 「対象者の総株主の議決権の数」は、対象者の平成19年3月期(第77期)有価証券報告書(平成19年6月28日提出)記載の平成19年3月31日現在の総株主の議決権の数です。但し、「買付け等前における株券等所有割合」及び「買付け等後における株券等所有割合」の計算においては、同有価証券報告書記載の単元未満株式のうち単元未満自己株式を除いた418,843株に係る議決権の数418個、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数7,684,530株に係る議決権の数7,684個を加算した135,470個を「対象者の総株主の議決権の数」として計算しています。なお、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっておりますが、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行又は移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。しかるに、ペンタックス新株予約権の行使により発行又は移転されうる対象者の普通株式の数は200,000,000株と非常に多く、これを買付予定数に加算して表示を行うと本公開買付けの実態と乖離した株主及び投資家の皆様に極めて判りにくい表示となることから、上記計算に際しては、ペンタックス新株予約権200,000,000個の行使により発行又は移転される普通株式に係る議決権の数は加算しておりません。ペンタックス新株予約権200,000,000個の行使により発行又は移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総株主の議決権の数」は335,470個となります。

(注3) 「買付け等前における株券等所有割合」及び「買付け等後における株券等所有割合」については、小数点以下第3位を四捨五入しています。なお、ペンタックス新株予約権200,000,000個の行使により発行又は移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総株主の議決権の

数」を分母として「買付け等後における株券等所有割合」を計算すると、20.19%となります。

(注4) 買付予定数の67,740,000株は、対象者の平成19年3月31日現在の発行済株式総数(127,925,007株)から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数(135,471,373株)の約50.00%に相当します。応募株券等の総数が買付予定数(67,740,000 株)に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数(67,740,000株)以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

(注5) 公開買付者は、応募株券等の総数が買付予定数(67,740,000 株)以上の場合には、応募株券等の全部の買付け等を行いますので、「買付け等を行った後における株券等所有割合」は最大で100.00%となる可能性があります。但し、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっているものの、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行又は移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。

(7) 買付代金

52,159,800,000円(予定)

(注) 買付代金は、応募株券等の全部が普通株式であったと仮定した場合において、買付予定数(67,740,000株)を取得したときに要する金額を記載しています。応募株券等の総数が買付予定数(67,740,000 株)以上の場合には応募株券等の全部の買付け等を行いますので、対象者の平成19年3月期(第77期)有価証券報告書(平成19年6月28日提出)記載の平成19年3月31日現在の発行済株式総数127,925,007株及びペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行又は移転される可能性のある対象者の普通株式の最大数7,684,530株の合計135,609,537株から、対象者の保有する自己株式138,164株及び公開買付者が所有する対象者の普通株式1,000株を除いた135,470,373株並びにペンタックス新株予約権200,000,000個全てを買い付けた場合の買付代金は104,512,187,210円となります。

(8) 決済の方法

①買付け等の決済をする証券会社・銀行等の名称及び本店の所在地

三菱UFJ証券株式会社　　東京都千代田区丸の内二丁目4番1号

②決済の開始日

平成19年8月14日(火曜日)

(注) 法第27条の10第3項の規定により買付け等の期間が延長された場合は、平成19年8月22日(水曜日)となります。

③決済の方法

公開買付期間終了後遅滞なく、公開買付けによる買付け等に関する通知書を応募株主等(外国人株主等の場合はその常任代理人)の住所宛に郵送します。

買付けは、現金にて行います。買い付けられた株券等に係る売却代金は、応募株主等(外国人株主等の場合はその常任代理人)の指示により、決済の開始日以後遅滞なく、公開買付代理人から応募株主等(外国人株主等の場合はその常任代理人)の指定した場所へ送金します。

(9) その他買付け等の条件及び方法

①法第27条の13第4項各号に掲げる条件の有無及び内容

応募株券等の総数が買付予定数(67,740,000株)に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数(67,740,000株)以上の場合には、応募株券等の全部の買付けを行います。

②公開買付けの撤回等の条件の有無、その内容及び撤回等の開示の方法

証券取引法施行令(以下「令」といいます。)第14条第1項第1号イ乃至リ及びヲ乃至ソ、第2号イ、第3号イ乃至チ、第4号、第5号並びに同条第2項第3号乃至第6号に定める事項のいずれかが生じた場合は、本公開買付けの撤回等を行うことがあります。

撤回等を行おうとする場合は、電子公告を行いその旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、発行者以外の者による株券等の公開買付けの開示に関する内閣府令(以下「府令」といいます。)第20条に規定する方法により公表し、その後直ちに公告を行います。

③買付け等の価格の引下げの条件の有無、その内容及び引下げの開示の方法

対象者が公開買付期間中に、法第27条の6第1項第1号の規定により令第13条第1項に定める行為を行った場合は、府令第19条第1項に定める基準により買付け等の価格の引下げを行うことがあります。

引下げを行おうとする場合は、電子公告を行いその旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。当該公告が行われた日以前の応募株券等についても、変更後の買付条件等により買付けを行います。

④応募株主等の契約の解除権についての事項

応募株主等は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。契約の解除をされる場合は、公開買付期間の末日の16時00分までに、公開買付代理人の本店又は全国各支店に公開買付応募申込の受付票を添付の上、本公開買付けに係る契約の解除を行う旨の書面(以下「解除書面」といいます。)を交付又は送付してください。契約の解除は、解除書面が公開買付代理人に交付され、又は到達した時に効力を生じます。但し、送付の場合は、解除書面が公開買付期間の末日の16時00分までに公開買付代理人に到達することを条件とします。

なお、公開買付者は応募株主等による契約の解除があった場合においても、損害賠償又は違約金の支払いを応募株主等に請求することはありません。また、保管した応募株券等の返還に要する費用も公開買付者の負担とします。

⑤買付条件等の変更をした場合の開示の方法

公開買付者は、公開買付期間中、法第27条の6及び令第13条により禁止される場合を除き、買付条件等の変更を行うことがあります。

買付条件等の変更を行おうとする場合は、その変更等の内容につき電子公告を行い、その旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。当該公告が行われた日以前の応募株券等についても、変更後の買付条件等により買付けを行います。

⑥訂正届出書を提出した場合の開示の方法

公開買付者が訂正届出書を関東財務局長に提出した場合は、直ちに、訂正届出書に記載した内容のうち公開買付開始公告に記載した内容に係るものを、府令第20条に規定する方法により公表します。また、直ちに公開買付説明書を訂正し、かつ、既に公開買付説明書を交付している応募株主等に対しては、訂正した公開買付説明書を交付して訂正します。但し、訂正の範囲が小範囲に止まる場合には、訂正の理由、訂正した事項及び訂正後の内容を記載した

書面を作成し、その書面を応募株主等に交付することにより訂正します。

⑦公開買付けの結果の開示の方法

本公開買付けの結果については、公開買付期間の末日の翌日に、令第9条の4及び府令第30条の2に規定する方法により公表します。

⑧その他

公開買付届出書、公開買付説明書その他これらに関連する資料の配布は、一定の法域においては法律により制約される場合があります。公開買付届出書、公開買付説明書その他これらに関連する資料を入手する者は、かかる制約について自ら了知しこれを遵守することが、公開買付者により要求されます。

(10)公開買付開始公告日　　平成19年7月3日(火曜日)

(11)公開買付代理人　　三菱UFJ証券株式会社

3. その他

(1) 公開買付者と対象者又はその役員との間の合意の有無及び内容

本公開買付けについては、対象者の取締役会より賛同を得ております。

当社と対象者は、平成19年5月31日付けで大要次の事項を内容とする経営統合に関する合意書(平成19年6月15日付け変更契約書により変更。以下変更後の同合意書を「本合意書」といいます。)を締結しております。

― 公開買付け

本公開買付けの成立を条件として、本公開買付けの期間の末日の翌日に、ペンタックス新株予約権の全てを対象者が無償で取得しかつ消却する旨が対象者取締役会において決議されていること、対象者取締役会において本公開買付けに賛同する旨が決議されていること、本合意書において両者間で合意された各議案を平成19年6月に開催される対象者の定時株主総会に上程する旨が対象者の取締役会において承認されていること、等の条件が全て充足したことを条件として、公開買付者は、本公開買付けを開始する。

本公開買付けにおける対象者普通株式1株の買付価格は770円とするが、対象者の第77期定時株主総会で、第77期の剰余金の配当額が1株につき7円を上回る金額で承認された場合は、7円を超過して決議された剰余金の配当額に相当する金額分を770円から控除した金額(1円未満の端数が生ずる場合は1円未満を四捨五入した整数とする。)を買付価格とする。

ペンタックス新株予約権付社債1個の買付価格は、1,433,056円とするが、対象者の第77期の剰余金の配当額が1株につき7円を上回る金額で承認された場合は、各社債の発行価額である1,005,000円をその転換価額である金540円で除した数に対象者普通株式1株の買付価格を乗じた金額(1円未満の端数が生ずる場合は1円未満を四捨五入した整数とする。)とする。

― 事業運営

対象者は、通常の業務の範囲内でその事業の運営を営む。

― 経営統合

本公開買付けが成立した場合、税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案し、対象者と協議の上で、公開買付者を完全親会社とし対象者を完全子会社とする株式交換等の組織再編取引等、適切な方法により経営統合を行う。

― 排他的交渉義務

公開買付者及び対象者は、各々、第三者との間で、その締結又は実行により公開買付者

と対象者との経営統合に実質的な支障を来たす、第三者による資本参加、資産の全部又は一部の譲渡、募集株式の募集、事業譲渡、合併、会社分割、株式交換、及び株式移転を締結、実行、提案又は勧誘してはならない。ただし、所定の手続を経て第三者の提案の条件が明らかに本公開買付けの条件を上回ると対象者が合理的に判断した場合は、対象者は解約金10億円を公開買付者に支払った上で本合意書を解除することができる。

— 違約金

公開買付者又は対象者が、本合意書の有効期間中に排他的交渉義務その他本合意書に定める一定の義務に違反した場合、本合意書終了後3ヶ月が満了する日以前に第三者との間で競合取引に関する契約その他の合意を行った場合(但しかかる競合取引が本合意書に定める排他的交渉義務に違反する行為に起因するものではない旨を当該当事者が立証した場合を除く。)その他所定の場合には、他方当事者は一定の費用に 30 億円の違約金を加算した金額を請求することができる。

また、当社と対象者が、平成18年12月21日付けで締結した「合併に関する基本合意書」(基本合意書)は平成19年5月 31 日をもって失効いたしましたが、基本合意書中、以下の事由については本日現在も効力が存続しております。

— 解約金

公開買付者又は対象者が、基本合意書の有効期間中に一定の排他的交渉義務に違反した場合、基本合意書終了後3ヶ月が満了する日以前に第三者との間で競合取引に関する契約その他の合意を行った場合(但しかかる競合取引が基本合意書に定める排他的交渉義務に違反する行為に起因するものではない旨を当該当事者が立証した場合を除く。)その他所定の場合には、他方当事者は一定の費用と30億円の解約金を請求することができる。かかる請求のうち平成19年5月 31 日時点で既に発生している事由に起因して、上記合意に基づき発生する請求権は平成19年5月 31 日以降も存続する。

(2) 投資者が買付け等への応募の是非を判断するために必要と判断されるその他の情報

該当事項はありません。

以 上

【表紙】

File No:82-34801

【提出書類】	公開買付届出書
【提出先】	関東財務局長
【提出日】	平成19年７月３日
【届出者の氏名又は名称】	ＨＯＹＡ株式会社
【届出者の住所又は所在地】	東京都新宿区中落合二丁目７番５号
【最寄りの連絡場所】	同上
【電話番号】	03－3952－1160
【事務連絡者氏名】	ＩＲ・広報グループマネジャー　　伊藤　直司
【代理人の氏名又は名称】	該当事項はありません。
【代理人の住所又は所在地】	同上
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	ＨＯＹＡ株式会社 （東京都新宿区中落合二丁目７番５号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

（注１）　本書中の「公開買付者」及び「当社」とは、ＨＯＹＡ株式会社をいいます。

（注２）　本書中の「対象者」とは、ペンタックス株式会社をいいます。

（注３）　本書中の記載において計数が四捨五入または切捨てされている場合、合計として記載される数値は計数の総和と必ずしも一致しません。

（注４）　本書中の記載において日数または日時の記載がある場合は、特段の記載がない限り、日本国における日数または日時を指すものとします。

（注５）　本書中の「法」とは、証券取引法（昭和23年法律第25号。その後の改正を含みます。）をいいます。

（注６）　本書中の「令」とは、証券取引法施行令（昭和40年政令第321号。その後の改正を含みます。）をいいます。

（注７）　本書中の「府令」とは、発行者以外の者による株券等の公開買付けの開示に関する内閣府令（平成２年大蔵省令第38号。その後の改正を含みます。）をいいます。

（注８）　本書の提出にかかる公開買付け（以下「本公開買付け」といいます。）に関する全ての手続は、特段の記載がない限り、全て日本語において行われるものとします。本公開買付けに関する書類の一部が英語により作成され、当該英語の書類と日本語の書類との間に齟齬が存した場合には、日本語の書類が優先するものとします。本書に含まれる全ての財務諸表は、別途明確に記載された場合を除き、日本の会計基準に基づいて作成されており、また、米国の会社の財務諸表と同等のものではありません。

（注９）　米国1934年証券取引所法（Securities Exchange Act of 1934）13条(e)項若しくは14条(d)項及び同法の下で定められた規則は本公開買付けには適用されません。

（注10）　本書中の記載には、米国1933年証券法（Securities Act of 1933）第27A条及び米国1934年証券取引所法（Securities Exchange Act of 1934）第21E条で定義された「将来に関する記述」（forward－looking statement）が含まれています。既知若しくは未知のリスク、不確実性またはその他の要因により、実際の結果が「将来に関する記述」として明示的または黙示的に示された予測等と大きく異なることがあります。公開買付者またはその関連会社は、「将来に関する記述」として明示的または黙示的に示された予測等が結果的に正しくなることを何ら約束するものではありません。本書中の「将来に関する記述」は、本書の日付の時点において公開買付者が有する情報を基に作成されたものであり、法令で義務付けられている場合を除き、公開買付者またはその関連会社は、将来の事象や状況を反映するために、その記述を更新ないし修正する義務を負うものではありません。

第１【公開買付要項】

１【対象者名】

ペンタックス株式会社

２【買付け等をする株券等の種類】

(1) 普通株式

(2) 平成15年10月14日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債（以下「ペンタックス新株予約権付社債」といいます。）

(3) 平成17年５月23日開催の対象者取締役会の決議及び同年６月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第１回新株予約権（以下「ペンタックス新株予約権」といいます。）

３【買付け等の目的】

(1) 本公開買付けの背景

公開買付者は光学ガラスを出発点に、光学材料と精密加工技術を活かして事業領域を拡大してまいりました。積極的な技術革新によりグローバルにニッチな市場を創造し、トップの地位を確立することで高収益を実現しております。情報エレクトロニクス分野では半導体関連のマスクブランクスやＨＤＤ用ガラス磁気ディスク基板において世界でトップシェアを誇り、光学ガラス・レンズなどで世界のトップメーカーの一角をなしています。またアイケア分野でもメガネレンズなどでトップメーカーの一角を担っています。新たな事業領域の開拓にも積極的に取り組んでおり、中長期的には医療関連分野をさらなる成長の中核と位置付け、白内障治療に用いられる眼内レンズのグローバル展開に着手しております。

対象者は、長年蓄積されたカメラ、レンズの開発から製造までのノウハウを活かし、その光学技術をコアとして、光学設計や画像処理などの技術を多様な製品分野へ応用することにより、光学・精密機器分野において技術力に裏打ちされた事業展開を進めてきました。ライフケア事業においては、内視鏡分野で早期から海外での展開を進め、グローバルな地位を確立しているほか、メディカルアクセサリー、骨補填材として用いられるニューセラミックスなどといった多様な製品を展開しています。オプティカルコンポーネント事業においては、デジタルカメラモジュール及びＤＶＤ／ＣＤ互換回折ピックアップレンズなどの高度な光学技術を軸に競争力を発揮しているほか、イメージングシステム事業においてもデジタルカメラで世界的なブランド力を誇っています。

公開買付者と対象者は、それぞれ光学技術の医療分野への応用において、内視鏡による診断、低侵襲治療及びニューセラミックス、眼内レンズなどの生体機能置換製品といった高度な医療製品を展開してまいりました。この分野においては市場が世界の広範な地域に拡大しつつあり、大きな成長が見込まれる一方で、競争がグローバル化していることから、将来にわたって成長を遂げるためには、製品開発及びＭ＆Ａを通じて技術面における優位性を確立するとともに、患者・医療関係者の方々とともに新たな診断、治療の技術・方法を普及していく活動を行うためのグローバルなマーケティング体制を構築することが喫緊の課題であるとの認識を深めてまいりました。かかる製品開発とグローバルなマーケティング活動を実行するためには大きな投資が必要となりますが、公開買付者の潤沢なキャッシュフローを重点的に充当するとともに、これまでにアイケア事業をグローバルに展開してきた中で培われた公開買付者のグローバルな事業展開ノウハウを対象者に提供することにより、公開買付者及び対象者の当該分野での成長を加速することが可能となると考えております。

また、カメラのデジタル化以降、光学機器、関連部材の産業構造は大きく変化を遂げております。光学材料と光学機器の分野においては、アジア勢が強力な競争相手として著しい成長を見せており、その価格攻勢及び高付加価値化は今後も続くものと見込まれます。さらに、デジタルカメラ分野では、従来の光学メーカーに加えて家電メーカーが参入するなど、競争は激化の一途をたどっています。このような環境の中で継続的な成長を遂げるためには、さらなる原価低減によるコスト競争力の強化に加え、技術を軸として付加価値を高めることで徹底した差別化を図ることが必要であり、そのためには事業構造の質的な転換が重要となります。光学材料と光学機器分野においては、対象者の光学設計技術・加工技術と、公開買付者の光学材料開発・微細加工技術、及び光学レンズ大量生産能力を垂直統合することにより、新たな光学モジュール・システム製品を産み出すことのできる、グローバル市場における唯一の光学メーカーになりうると考えております。

平成18年春頃からの長期にわたる数度の協議期間を経て、公開買付者と対象者は上記のような共通の認識に至り、お互いが最良のパートナーとして各分野における互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略領域に経営資源を重点的に配分しうる体制を早急に整えることにより、事業の成長を加速するべきであると考え、平成18年12月21日に、合併に関する基本合意書（以下「基本合意書」といいます。）を締結いたしました。以後、公開買付者と対象者は、平成19年４月上旬の合併契約書の締結を目指して、鋭意協議を行ってまいりました。基本合意書締結以降本年４月上旬まで、両社は、それぞれの代表者、担当取締役のみならず、本社部門を中心として両社からの多数のメンバーの参画により、統合に必要な準備、統合後の組織運営についての検討作業を進めてまいりましたが、この間、統合に向けた準備に関して両社の従業員の間においても両社の統合を阻害するような重大な認識の齟齬はなく協議が進捗してきたと認識しております。しかしながら、その後、

社内事情と株主を含む社外事情を総合判断した結果合併を断念せざるを得ない状況にある旨の連絡を対象者より受け、公開買付者の平成19年４月23日付けプレスリリース「ペンタックス株式会社との公開買い付けに関する協議継続について」に記載のとおり、公開買付者としても、対象者の一部株主の状況及び第三者との契約関係の状況等を考慮して、基本合意書において予定していた平成19年10月１日を合併期日とする合併を行う方法により両社の経営統合を行うことは実務上難しいとの認識に至りました。かかる認識のもと、合併による経営統合が実務上困難になった場合には基本合意書に定める合併の目的と精神に従い経営統合を行うための代替的方法について速やかに誠実協議する旨を規定した基本合意書の条項に基づき、公開買付者は、対象者に対し、両社間の協議において既に検討されていた公開買付者が対象者の全ての株式を対象として現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを正式に提案し、両社間において基本合意書に基づき協議を続けてまいりました。その結果、公開買付者と対象者は、基本合意書締結時に両社間で共有していた、両社の経営統合が公開買付者及び対象者の企業価値の向上に資するという認識は現在においても変わりないこと及び経営統合を行う方法としては、まず、公開買付者が対象者の全ての株式を取得するための公開買付けを行い、その後、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に公開買付者が対象者を完全子会社化することで両社の経営統合を行う旨、平成19年５月31日に合意に至りました。その後、公開買付者と対象者は、かかる合意で定められた公開買付けの開始時期、買付予定株式数の下限、対象者の普通株式の買付価格等、公開買付けの条件の一部について変更する旨を平成19年６月15日に合意いたしました。

(2) 本公開買付けの目的

公開買付者は、本公開買付けを経て、公開買付者と対象者の経営を完全に統合することを最終的な目的としております。公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、両社の得意な光学・精密加工技術によって、魅力ある製品を開発し、より広い範囲の顧客に対して提供を行うことにより、企業価値の創出を図ることができると考えております。

経営統合後は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図り、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現することが可能となります。

統合後の新会社グループの事業運営は、以下に述べる基本的方針に従って行う予定です。

① ライフケア分野（内視鏡、メディカルアクセサリー、ニューセラミックス、眼内レンズ）：
戦略的成長分野と位置付け、今後需要の高まる低侵襲医療領域を追求してまいります。内視鏡による低侵襲診断、腹腔鏡手術器具や内視鏡用処置具による低侵襲治療といった、診断から処置までの一貫した展開を図るとともに、ニューセラミックス、眼内レンズなどの生体機能置換製品の市場をグローバルに開拓することを主軸とします。研究開発投資、M&Aを通じた製品開発力の向上と国内外の営業・マーケティング体制の拡充のために重点的に投資することにより成長を加速させ、事業規模の倍増を目指します。

② オプティクス分野（光学ガラス・レンズ、デジタルカメラモジュール、微小レンズなど）：
設計から材料、レンズ、加工、モジュールまでの垂直統合により、コスト競争力を高めると同時に、技術開発力を質的に転換・強化し、新たな光学モジュール・システム製品を産み出すことのできる、グローバル市場における唯一の光学メーカーを目指します。また、公開買付者と対象者の製造拠点、顧客基盤を相互利用することにより、成長著しいアジア新興勢力を含めた今後の業界の構造変化に対応しうる競争力を確保し、持続的成長を果たす所存です。

③ 情報エレクトロニクス分野（フォトマスクブランクス、ガラス磁気ディスク）：
世界トップシェアの事業であり、統合後の新会社グループの収益力の中心事業として競争力の強化と事業成長を図ります。

④ アイケア分野（メガネレンズ、コンタクトレンズ）：
安定的成長が期待できる事業であり、統合後の新会社グループのもう一つの中心事業として、競争力の強化と事業成長を図ります。

⑤ イメージングシステム分野（デジタルカメラ、双眼鏡など）：
高付加価値かつユニークな技術による製品で差別化を図ることで、競争力を発揮できる分野に特化して、事業価値を高めてまいります。また、新しい光学機器システム技術を生み出す母体と位置付け、ライフケア分野、セキュリティ分野などにも水平展開を図る所存です。

⑥ 新規分野、その他の分野においても、将来的に収益力の強化及び成長が見込まれる事業には積極的に投資を行う一方、選択と集中による事業の効率化と経営資源の有効活用を目指します。

なお、対象者の有するペンタックスブランドにつきましては、その重要性及び経済的価値に鑑み公開買付者と対象者との経営統合後も存続させる意向です。

(3) 買付け等の価格

① 普通株式

公開買付者と対象者は、基本合意書締結に際し、公平性を期すため第三者機関として公開買付者はＵＢＳ証券会社（以下「ＵＢＳ」といいます。）に、対象者はモルガン・スタンレー証券株式会社（以下「モルガン・スタンレー」といいます。）にそれぞれ合併比率の算定を依頼し、両第三者機関はそれぞれ市場株価分析、ディスカウンテッド・キャッシュフロー分析（以下「ＤＣＦ分析」といいます。）、類似企業比較分析等を用いて公開買付者、対象者の企業価値・株式価値を算定しました。公開買付者はＵＢＳの合併比率算定の内容を検討し、一方、対象者はモルガン・スタンレーの合併比率算定の内容を検討し、それを踏まえて両社協議を行いました。その結果、両社は対象者の普通株式１株に対して、公開買付者の普通株式0.158株を割り当てる合併比率（以下「本合併比率」といいます。）に合意し、平成18年12月21日に本合併比率を規定した基本合意書を締結いたしました。

しかしながら、基本合意書締結後の公開買付者及び対象者の普通株式の市場価格の推移に鑑み、本合併比率には満足できない旨の意向が対象者の一部の株主から表明された旨の報告を対象者経営陣から受けたこと、対象者が第三者と締結している契約の状況等に鑑み、基本合意書において予定していた平成19年10月１日を合併期日とする合併を行う方法による両社の経営統合は困難であるとの判断に至ったため、公開買付者が対象者の全ての株式を対象として現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを対象者に対し提案いたしました。以下に述べるとおり、本公開買付けにおける普通株式１株当たりの買付価格金770円（以下「本買付価格」といいます。）は、本合併比率を踏まえて、一層のプレミアムを付与した価格です。

公開買付者と対象者が基本合意書を締結した日の直前営業日である平成18年12月20日の株式会社東京証券取引所における公開買付者普通株式の終値である4,490円に本合併比率を乗じた価格（709.42円）は、株式会社東京証券取引所における対象者普通株式の終値642円に対して約10.50％のプレミアム、平成18年９月21日から平成18年12月20日までの３ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値559円（小数点以下四捨五入）に対して約27.05％のプレミアムを内包した水準に相当しています。

一方、本買付価格は、公開買付者と対象者が基本合意書を締結した日の直前営業日である平成18年12月20日の株式会社東京証券取引所における対象者普通株式の終値642円に対して約19.94％のプレミアム、平成18年９月21日から平成18年12月20日までの３ヶ月間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値559円（小数点以下四捨五入）に対して約37.75％のプレミアムを加えた額に相当しています。

② ペンタックス新株予約権付社債

本公開買付けにおけるペンタックス新株予約権付社債１個当たりの買付価格は、各社債の発行価額（各社債の額面金額である100万円の100.5％）を転換価額である540円で除した数に本公開買付けにおける普通株式の１株当たりの買付価格である金770円（本買付価格）を乗じた金額である1,433,056円といたしました。なお、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である100万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債１個当たりの買付価格は、繰上償還金額100万円に対して約43.31％のプレミアムを加えた額に相当しています。

③ ペンタックス新株予約権

本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしても公開買付者はこれを行使することができないことに鑑み、本公開買付けにおけるペンタックス新株予約権１個当たりの買付価格は１円と決定いたしました。

なお、公開買付者及び対象者は、両社の経営統合が完了するまでの間は、公開買付者の事前の書面による合意なしに対象者の買収防衛策（平成17年６月24日開催の対象者の定時株主総会の承認を得て導入された信託型ライツプランを含みます。）を発動させない旨合意しており、対象者の取締役会は、平成17年５月23日開催の対象者取締役会の決議及び同年６月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス新株予約権に関する「新株予約権発行要項」８．(1)．ⅰ．⑤に基づき、公開買付者が対象者の株券等を取得または保有することが対象者の企業価値の最大化に反するおそれがない旨、本公開買付けについて決議しています。なお、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっておりますが、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行または移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。

対象者の取締役会は、本公開買付けに関する意見を検討するにあたり、第三者算定機関であるみずほ証券株式会社より対象者の株式等の価値に関する算定報告書を取得しました。なお、同報告書では、対象者の株式価値について、Discounted Cash Flow（ＤＣＦ）法、類似企業比較法及び市場株価法の各手法を用いて分析をしております。また、対象者の取締役会は森・濱

田松本法律事務所の助言を受け、その上でこれらの情報を参考にして、対象者の企業価値及び株主利益の観点から本公開買付けにつき十分な協議を行った結果、本公開買付けの諸条件は妥当であると判断し、本公開買付けに賛同することを取締役会の全員一致で決議しました。

(4) 本公開買付け後の経営統合

公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と、将来に向けた新たな成長の加速を図るためには、対象者を完全子会社化することにより、両社の経営の完全統合を行う必要があると考えております。したがって、本公開買付けにより公開買付者が対象者の全ての株式を取得できなかった場合は、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に対象者を完全子会社化することを予定しています。かかる取引に際しては、対象者株式については本買付価格を参考にし、公開買付者株式についてはその市場株価の状況を参考にあわせて様々な分析を総合的に勘案し、公開買付者及び対象者両社の株主の利益を損なわないように配慮しつつ、再度第三者機関に評価を依頼した上で、両社間の合意により対象者株式の株主に交付する対価に関する条件を決定する予定です。

本公開買付けの成立後、両社の経営の完全統合後のあるべき姿を協議・検討する期間、対象者は、独立した法人として対象者の商号及びペンタックスブランドを維持しながら業務運営を行い、主要事業間の相互シナジーを維持・発展させます。対象者の業務の執行は、対象者から選任された執行役員がこれを行い、主要事業は、各事業の事業本部長がその雇用を含む運営及び収益に関し責任を負う予定です。

(5) 上場廃止となる見込みがある旨及び上場廃止を目的とする理由

本公開買付けにおいては買付けを行う株式等の数に上限は設定されていないため、本公開買付けの結果によっては、対象者の株式は、株式会社東京証券取引所の株券上場廃止基準に従い、所定の手続を経て上場廃止となる可能性があります。また、当該基準に該当しない場合でも、本公開買付けにより公開買付者が対象者の全ての株式等を取得できなかった場合は、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に対象者を完全子会社化することを予定していますので、その場合には対象者の株式は上場廃止になります。

(6) 株式に換算した買付予定数の下限について

なお、本公開買付けでは、株式に換算した買付予定数（以下「買付予定数」といいます。）の下限を67,740,000株としております。これは、対象者の平成19年３月31日現在の発行済株式総数（127,925,007株）から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00%に相当します。

４【買付け等の期間、買付け等の価格及び買付予定の株券等の数】

(1)【買付け等の期間】

①【届出当初の期間】

買付け等の期間	平成19年７月３日（火曜日）から平成19年８月６日（月曜日）まで（24営業日）
公告日	平成19年７月３日（火曜日）
公告掲載新聞名	電子公告を行い、その旨を日本経済新聞に掲載します。 （電子公告アドレス　https://info.edinet.go.jp/EdiHtml/main.htm）

②【対象者の請求に基づく延長の可能性の有無】

法第27条の10第３項の規定により、対象者から買付け等の期間の延長を請求する旨の記載がされた意見表明報告書が提出された場合は、買付け等の期間は30営業日、公開買付期間は平成19年８月14日（火曜日）までとなります。

③【期間延長の確認連絡先】

ＨＯＹＡ株式会社　本店
東京都新宿区中落合二丁目７番５号
03－3952－1160　　ＩＲ・広報グループマネジャー　　伊藤　直司
確認受付時間　　平日午前10時から午後５時まで

(2) 【買付け等の価格】

株券	普通株式　１株につき金770円
新株予約権証券	ペンタックス新株予約権　１個につき金１円
新株予約権付社債券	ペンタックス新株予約権付社債　１個（各社債の額面金額100万円）につき金1,433,056円
株券等預託証券（　　　　）	―
算定の基礎	(1) 普通株式 公開買付者は、本買付価格の決定にあたり、第三者機関であるＵＢＳに、買付価格の決定の参考として対象者の株式価値の算定を依頼しました。ＵＢＳは、この依頼を受け、類似公開会社比較分析、ＤＣＦ分析の各手法を用いて対象者の株式価値を算定しました。対象者の第77期定時株主総会において承認される第77期の１株当たりの剰余金の配当額が会社提案である７円であることを前提とした場合の、それぞれの手法による対象者の１株当たりの株式価値の範囲は以下のとおりです。 類似公開会社比較分析：597円から842円 ＤＣＦ分析：　721円から819円 また、ＵＢＳは、公開買付者が対象者と統合することによる公開買付者の１株当たり当期純利益への影響を分析し、加えて、過去の公開買付けの事例において市場株価に付されたプレミアムの実績を分析しました。 基本合意書締結後の対象者の普通株式の市場価格は、本合併比率を織り込んだ形で推移していると考えられます。本買付価格は、市場が本合併比率を織り込まない形で対象者の株式価値を評価していると考えられる基本合意書締結日の直前営業日の平成18年12月20日の株式会社東京証券取引所における対象者普通株式の終値642円と比較しますと、約19.94%のプレミアムを加えた額に相当しております。 なお、本買付価格は、平成19年６月１日から平成19年６月29日までの株式会社東京証券取引所における対象者普通株式の終値の単純平均値770円（小数点以下四捨五入）と同額であり、また、平成19年６月29日の株式会社東京証券取引所における対象者普通株式の終値である767円を３円上回っております。 (2) ペンタックス新株予約権付社債 ペンタックス新株予約権付社債に付された新株予約権の平成19年７月２日現在における目的となる株式１株当たりの転換価額は金540円です。公開買付者は、各社債の発行価額（各社債の額面金額である100万円の100.5%）を転換価額である金540円で除した数に本買付価格である金770円を乗じた金額である1,433,056円を、ペンタックス新株予約権付社債１個当たりの買付価格とすることを決定しました。なお、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である100万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債１個当たりの買付価格は、繰上償還金額100万円に対して約43.31%のプレミアムを加えた額に相当しています。 (3) ペンタックス新株予約権 本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が、対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしてもこれを行使することができないことに鑑み、本公開買付けにおけるペンタックス新株予約権１個当たりの買付価格は１円と決定いたしました。

算定の経緯	(1) 普通株式 　公開買付者と対象者は、基本合意書締結に際し、公平性を期すため第三者機関として公開買付者は平成18年12月中旬頃ＵＢＳに、対象者はモルガン・スタンレーにそれぞれ合併比率の算定を依頼し、両第三者機関はそれぞれ市場株価分析、ＤＣＦ分析、類似企業比較分析等を用いて公開買付者、対象者の企業価値・株式価値を算定しました。公開買付者はＵＢＳの合併比率算定の内容を検討し、一方、対象者はモルガン・スタンレーの合併比率算定の内容を検討し、それを踏まえて両社協議を行いました。その結果、両社は対象者の普通株式１株に対して、公開買付者の普通株式0.158株を割り当てる合併比率（本合併比率）に合意し、平成18年12月21日に本合併比率を規定した基本合意書を締結いたしました。 　公開買付者と対象者が基本合意書を締結した日の直前営業日である平成18年12月20日の株式会社東京証券取引所における公開買付者普通株式の終値である4,490円に本合併比率を乗じた価格（709.42円）は、株式会社東京証券取引所における対象者普通株式の終値642円に対して約10.50%のプレミアム、平成18年９月21日から平成18年12月20日までの３ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値559円（小数点以下四捨五入）に対して約27.05%のプレミアムを内包した水準に相当しています。 　しかしながら、基本合意書締結後の公開買付者及び対象者の普通株式の市場価格の推移に鑑み、基本合意書において合意された本合併比率には満足できない旨の意向が対象者の一部の株主から表明された旨の報告を対象者経営陣から受けたこと、対象者が第三者と締結している契約の状況等に鑑み、基本合意書において予定していた平成19年10月１日を合併期日とする合併を行う方法による両社の経営統合は困難であるとの判断に至ったため、平成19年４月７日に、公開買付者が対象者の全ての株式を対象として、１株当たりの買付価格を770円、下限を50%とした、現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを対象者に対し提案いたしました。 　公開買付者は、本買付価格の決定に際して、公平性を期すために、平成19年５月下旬に、再度、第三者機関としてのＵＢＳに対象者の株式価値の算定を依頼し、同月30日に、ＵＢＳは公開買付者に対して算定結果を伝えました。ＵＢＳは類似公開会社比較分析、ＤＣＦ分析の各手法を用いて対象者の株式価値を算定しました。対象者の第77期定時株主総会において承認される第77期の１株当たりの剰余金の配当額が会社提案である７円であることを前提とした場合の、それぞれの手法による対象者の１株当たりの株式価値の範囲は以下のとおりです。 　　類似公開会社比較分析：597円から842円 　　ＤＣＦ分析：　　　　　721円から819円 　また、ＵＢＳは、公開買付者が対象者と統合することによる公開買付者の１株当たり当期純利益への影響を分析し、加えて、過去の公開買付けの事例において市場株価に付されたプレミアムの実績を分析しました。

	両社は協議の上、平成19年５月31日に本買付価格を規定した経営統合に関する合意書を締結いたしました。しかしながら、対象者の第77期定時株主総会において会社提案である１株当たり７円を上回る増配動議が行われて可決される可能性が存在し、かかる増配決議が成立した場合には１株当たり770円という買付価格の算定の基礎が変わることになるため、公開買付者と対象者は、買付価格は原則として770円とするが、ペンタックスの第77期定時株主総会で、第77期の剰余金の配当額が１株につき７円を上回る金額で承認された場合は、７円を超過して決議された剰余金の配当額に相当する金額分を770円から控除した金額を買付価格とする旨、平成19年６月15日付けの変更契約書において合意いたしました。その後、対象者の第77期定時株主総会において、同剰余金の配当額を会社提案である１株当たり７円とする旨が承認されましたので、最終的に、公開買付者は、平成19年７月２日の代表執行役の決定により、上記のとおり本買付価格を金770円といたしました。 基本合意書締結後の対象者の普通株式の市場価格は、本合併比率を織り込んだ形で推移していると考えられます。770円という買付価格は、市場が本合併比率を織り込まない形で対象者の株式価値を評価していると考えられる基本合意書締結日の直前営業日の平成18年12月20日の株式会社東京証券取引所における対象者普通株式の終値642円と比較しますと、約19.94％のプレミアム、平成18年９月21日から平成18年12月20日までの３ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値559円（小数点以下四捨五入）に対して約37.75％のプレミアムを内包した水準に相当しています。 なお、本買付価格は、平成19年６月１日から平成19年６月29日までの株式会社東京証券取引所における対象者普通株式の終値の単純平均値770円（小数点以下四捨五入）と同額であり、また、平成19年６月29日の株式会社東京証券取引所における対象者普通株式の終値である767円を３円上回っております。 (2) ペンタックス新株予約権付社債 両社は、平成19年５月31日に締結した経営統合に関する合意書及び平成19年６月15日付けの変更契約書において、本買付価格をもとに、各社債の発行価額（各社債の額面金額である100万円の100.5％）を転換価額である金540円で除した数にペンタックス普通株式１株当たりの買付価格を乗じた金額を、ペンタックス新株予約権付社債１個当たりの買付価格とすることに合意いたしました。その後、対象者の第77期定時株主総会において、第77期の剰余金の配当額が会社提案である１株当たり７円とする旨が承認されましたので、公開買付者は、平成19年７月２日の代表執行役の決定により本買付価格を770円とし、ペンタックス新株予約権付社債１個当たりの買付価格については金1,433,056円といたしました。なお、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である100万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債１個当たりの買付価格は、繰上償還金額100万円に対して約43.31％のプレミアムを加えた額に相当しています。

	(3) ペンタックス新株予約権 両社は、本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が、対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしてもこれを行使することができないことに平成19年５月31日に締結した経営統合に関する合意書で合意し、またこれに鑑み、本公開買付けにおけるペンタックス新株予約権１個当たりの買付価格を１円とすることに合意いたしました。その後、公開買付者は、平成19年７月２日の代表執行役の決定により、本公開買付けにおけるペンタックス新株予約権１個当たりの買付価格を１円といたしました。 対象者の取締役会は、本公開買付けに関する意見を検討するにあたり、第三者算定機関であるみずほ証券株式会社より対象者の株式等の価値に関する算定報告書を取得しました。同報告書では、対象者の株式価値について、ＤＣＦ法及び類似企業比較法の各手法を用いるとともに、市場株価をベースにした分析を加味して総合的に評価されています。また、対象者の取締役会は森・濱田松本法律事務所の助言を受け、その上でこれらの情報を参考にして、対象者の企業価値及び株主利益の観点から本公開買付けにつき十分な協議を行った結果、本公開買付けの諸条件は妥当であると判断し、本公開買付けに賛同することを取締役会の全員一致で決議しました。

(3) 【買付予定の株券等の数】

株式に換算した買付予定数	株式に換算した超過予定数	株式に換算した買付予定数及び超過予定数の合計
67,740,000（株）	－（株）	－（株）

（注１） 株式に換算した買付予定数（買付予定数）の67,740,000株は、対象者の平成19年３月31日現在の発行済株式総数（127,925,007株）から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00％に相当します。応募株券等の総数が買付予定数（67,740,000株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

（注２） 公開買付期間の末日までに、ペンタックス新株予約権付社債に付された新株予約権が行使される可能性がありますが、当該行使により発行または移転される対象者の普通株式も本公開買付けの対象とします。

（注３） 単元未満株式についても、本公開買付けの対象としております。但し、応募に際しては株券を提出する必要があります（株券が公開買付代理人を通じて株式会社証券保管振替機構（以下「保管振替機構」といいます。）により保管されている場合は、株券の提出は必要ありません。）。

（注４） 対象者が保有する自己株式については、本公開買付けを通じて取得する予定はありません。

5【買付け等を行った後における株券等所有割合】

区分	議決権の数
買付予定の株券等に係る議決権の数（個）(a)	67,740
aのうち潜在株券等に係る議決権の数（個）(b)	―
bのうち株券の権利を表示する株券等預託証券に係る議決権の数（個）(c)	―
届出書提出日現在における公開買付者の所有株券等に係る議決権の数（個）(d)	1
dのうち潜在株券等に係る議決権の数（個）(e)	―
eのうち株券の権利を表示する株券等預託証券に係る議決権の数（個）(f)	―
届出書提出日現在における特別関係者の所有株券等に係る議決権の数（個）(g)	―
gのうち潜在株券等に係る議決権の数（個）(h)	―
hのうち株券の権利を表示する株券等預託証券に係る議決権の数（個）(i)	―
対象者の総株主の議決権の数（平成19年３月31日現在）（個）(j)	127,368
買付予定の株券等に係る議決権の数の総株主の議決権の数に占める割合 ((a)／(j))（%）	50.00
買付け等を行った後における株券等所有割合 ((a+d+g)／(j+(b−c)+(e−f)+(h−i))×100)（%）	50.00

（注１） 「買付予定の株券等に係る議決権の数(a)」は、本公開買付けにおける株式に換算した買付予定数（67,740,000株）に係る議決権の数です。

（注２） 「対象者の総株主の議決権の数(j)」は、対象者の平成19年３月期（第77期）有価証券報告書（平成19年６月28日提出）記載の平成19年３月31日現在の総株主の議決権の数です。但し、「買付予定の株券等に係る議決権の数の総株主の議決権の数に占める割合」及び「買付け等を行った後における株券等所有割合」の計算においては、同有価証券報告書記載の単元未満株式のうち単元未満自己株式を除いた418,843株に係る議決権の数418個、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株に係る議決権の数7,684個を加算した135,470個を「対象者の総株主の議決権の数(j)」として計算しています。なお、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっておりますが、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行または移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。しかるに、ペンタックス新株予約権の行使により発行または移転されうる対象者の普通株式の数は200,000,000株と非常に多く、これを買付予定数に加算して表示を行うと本公開買付けの実態と乖離した株主及び投資家の皆様に極めて判りにくい表示となることから、上記計算に際しては、ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式に係る議決権の数は加算しておりません。ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総株主の議決権の数(j)」は335,470個となります。

（注３） 「買付予定の株券等に係る議決権の数の総株主の議決権の数に占める割合」及び「買付け等を行った後における株券等所有割合」については、小数点以下第３位を四捨五入しています。なお、ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総株主の議決権の数(j)」を分母として「買付予定の株券等に係る議決権の数の総株主の議決権の数に占める割合」及び「買付け等を行った後における株券等所有割合」を計算すると、それぞれ20.19%、20.19%となります。

（注４） 買付予定数の67,740,000株は、対象者の平成19年３月31日現在の発行済株式総数（127,925,007株）から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00%に相当します。応募株券等の総数が買付予定数（67,740,000株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

（注５） 公開買付者は、応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付け等を行いますので、「買付け等を行った後における株券等所有割合」は最大で100.00%となる可能性があります。但し、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっているものの、ペンタックス新株予約権には譲渡制限が

付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行または移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。

６【株券等の取得に関する許可等】

(1)【株券等の種類】

（イ）普通株式

（ロ）ペンタックス新株予約権付社債

（ハ）ペンタックス新株予約権

(2)【根拠法令】

① 米国1976年ハート・スコット・ロディノ反トラスト改善法

公開買付者は、米国の1976年ハート・スコット・ロディノ反トラスト改善法（その後の改正法を含みます。以下「米国反トラスト法」といいます。）に基づき、米国司法省反トラスト局及び米国連邦取引委員会（以下併せて「反トラスト局等」と総称します。）に対し、本公開買付けによる株式取得（以下本項において「本件株式取得」といいます。）の前に企業結合に関する事前届出をする必要があります。当該届出が受理された日から一定の待機期間（原則15日間ですが延長される場合もあります。）中に反トラスト局等が本件株式取得の禁止等の措置をとらなければ、米国反トラスト法との関係では、公開買付者は同待機期間経過後に本件株式取得を行うことができます。

なお、当該届出は、本書の提出日前に受理されています。

② ドイツ競争制限禁止法

公開買付者は、ドイツ連邦共和国の2005年競争制限禁止法（その後の改正を含みます。以下「ドイツ競争制限禁止法」といいます。）に基づき、連邦カルテル庁に対し、本件株式取得以前に届出をする必要があります。当該届出より原則として１ヶ月間の待機期間中は本件株式取得が禁止されますが、その待機期間内に連邦カルテル庁から別途承認を得られれば、ドイツ競争制限禁止法との関係では、同待機期間が終了し、公開買付者は本件株式取得を行うことができます。なお、当該届出は、本書の提出日前に受理されています。

③ スペイン競争制限法

対象者グループ及び公開買付者グループのスペインにおける市場シェアに照らし、同国の競争制限法に基づき、公開買付者は本件株式取得以前に届出を行い、スペイン反トラスト監督当局による許可を得る必要があります。届出より当初１ヶ月の調査期間が要求され、場合によっては、更に３ヶ月まで調査期間が延長されることがあります。なお、当該届出は、本書の提出日前に受理されています。

本公開買付けに係る期間満了の前日までに、上記いずれかの待機期間が終了せず、かつ、別途承認も得られない場合は、本公開買付けに係る期間の延長及び決済の開始日の延期が生じる可能性があります。また、本公開買付けに係る期間満了の前日までに、上記待機期間または調査期間が終了せず、かつ、別途承認も得られない場合は、後記「11　その他買付け等の条件及び方法」の「(2) 公開買付けの撤回等の条件の有無、その内容及び撤回等の開示の方法」に記載の令第14条第１項第４号に定める事情が生じた場合として、本公開買付けの撤回を行うことがあります。

(3) 【許可等の日付及び番号】
該当事項はありません。

7【応募及び契約の解除の方法】

(1) 【応募の方法】

① 公開買付代理人
三菱ＵＦＪ証券株式会社　　東京都千代田区丸の内二丁目４番１号

② 応募株主等（株主並びにペンタックス新株予約権付社債及びペンタックス新株予約権の保有者をいい、以下「応募株主等」といいます。）は、所定の「公開買付応募申込書」に所要事項を記載のうえ、応募株券等を添えて、公開買付期間の末日の16時00分までに公開買付代理人の本店または全国各支店において応募してください。なお、応募の際にはご印鑑をご用意ください。

③ 本公開買付けにおいては、公開買付代理人以外の証券会社を経由した応募の受付は行われません。

④ 株券が公開買付代理人（または公開買付代理人を通じて保管振替機構）により保管されている場合は、株券の提出は必要ありません。但し、保管されている株券について預り証が発行されている場合には、その預り証をご提出ください。なお、譲渡による新株予約権の取得について対象者の取締役会の承認を要する旨の制限が付されている新株予約権につきましては、併せまして対象者により発行される譲渡承認通知書をご提出ください。

⑤ ペンタックス新株予約権付社債の応募につきましては、ペンタックス新株予約権付社債の包括大券が、欧州の証券決済機関であるユーロクリア・バンク・エス・エイ・エヌ・ブイ（Euroclear Bank S.A./N.V.）またはクリアストリーム・バンキング・ソシエテ・アノニム（Clearstream Banking, société anonyme）（以下「欧州証券決済機関」といいます。）の共通保管機関に保管されている場合は、ペンタックス新株予約権付社債券の提出は必要ありません。

⑥ ペンタックス新株予約権の譲渡には対象者の取締役会の承認が必要です。

⑦ 応募株券等が不発行となっている方は、対象者にて、応募株券等発行の手続きを行い、発行された応募株券等を添えて公開買付期間の末日の16時00分までに、公開買付代理人の本店または全国各支店において応募してください。

⑧ ペンタックス新株予約権付社債及びペンタックス新株予約権に付された新株予約権の行使により発行または移転され、交付される対象者普通株式も本公開買付けの対象とします。

⑨ 公開買付代理人に口座を開設していない場合には、新規に口座を開設していただく必要があります。新規に口座を開設される場合、本人確認書類（注１）が必要になります。また、既に口座を開設されている場合であっても、本人確認書類が必要な場合があります。なお、本人確認書類等の詳細につきましては、公開買付代理人にお尋ねください。また、ペンタックス新株予約権付社債を応募される方は、外国証券取引口座を開設していただきます。

⑩ ペンタックス新株予約権付社債の応募につきましては、ペンタックス新株予約権付社債の包括大券が欧州証券決済機関の共通保管機関に保管されている場合は、公開買付期間中に、ユーロクリア・バンク・エス・エイ・エヌ・ブイにおける公開買付代理人の顧客口決済口座に、応募するペンタックス新株予約権付社債を移管していただくことが必要となります。ペンタックス新株予約権付社債の応募に際しては、公開買付代理人の顧客口決済口座への外国証券保管先指定書を、公開買付応募申込書とあわせて提出していただきます。なお、かかる手続きを経たペンタックス新株予約権付社債の社債権者は、公開買付代理人における口座が開設された後、本公開買付けが成立し、当該ペンタックス新株予約権付社債の決済が行われるまでの間、当該口座においてペンタックス新株予約権付社債を保有することとなります。

⑪ 応募の受付に際し、公開買付代理人より応募株主等に対して、公開買付応募申込の受付票が交付されます。

⑫ 外国の居住者である株主等（株主、ペンタックス新株予約権付社債の社債権者及びペンタックス新株予約権の新株予約権者をいいます。またこれら株主等が法人である場合を含み、以下「外国人株主等」といいます。）の場合、日本国内の常任代理人を通じて応募してください。また、本人確認書類（注１）をご提出いただく必要があります。

⑬ 日本の居住者である個人株主の場合、買い付けられた応募株券等に係る売却代金と取得費等との差額は、株式等の譲渡所得等に関する申告分離課税（注２）の適用対象となります。

（注１）本人確認書類について
公開買付代理人に新規に口座を開設される場合、次の本人確認書類が必要になります。

個人・・・・・・住民票の写し（６ヶ月以内に作成の原本）、健康保険証、運転免許証等（氏名、住所、生年月日の全てを確認できるもの）

法人・・・・・・登記簿謄本、官公庁から発行された書類等（６ヶ月以内に作成のもので、名称及び本店または主たる事務所の所在地の両方を確認できるもの）
法人自体の本人確認に加え、取引担当者（当該法人の代表者が取引する場合はその代表者）個人の本人確認が必要となります。

外国人株主等・・外国人（居住者を除く。）、外国に本店または主たる事務所を有する法人の場合、日本国政府の承認した外国政府または権限のある国際機関の発行した書類その他これに類するもので、居

住者の本人確認書類に準じるもの。

（注２）日本の居住者の株式等の譲渡所得等に関する申告分離課税について（個人株主の場合）
日本の居住者である個人株主の方につきましては、株式等の譲渡所得には、一般に、申告分離課税が適用されます。公開買付けへの応募による売却につきましても、通常の証券会社を通じた売却として取り扱われることとなります。税務上の具体的なご質問等は、税理士などの専門家にご確認いただき、株主ご自身でご判断いただきますようお願い申し上げます。

(2) 【契約の解除の方法】

応募株主等は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。契約の解除をされる場合は、公開買付期間の末日の16時00分までに、下記に指定する者の本店または全国各支店に公開買付応募申込の受付票を添付の上、本公開買付けに係る契約の解除を行う旨の書面（以下「解除書面」といいます。）を交付または送付してください。契約の解除は、解除書面が下記に指定する者に交付され、または到達した時に効力を生じます。但し、送付の場合は、解除書面が公開買付期間の末日の16時00分までに下記に指定する者に到達することを条件とします。

解除書面を受領する権限を有する者
三菱ＵＦＪ証券株式会社　　東京都千代田区丸の内二丁目４番１号
（その他三菱ＵＦＪ証券株式会社全国各支店）

(3) 【株券等の返還方法】

応募株主等が上記「(2) 契約の解除の方法」に記載の方法により公開買付けに係る契約の解除を申し出た場合には、解除手続終了後速やかに、後記「10　決済の方法」の「(4) 株券等の返還方法」に記載の方法により応募株券等を返還します。

(4) 【株券等の保管及び返還を行う証券会社・銀行等の名称及び本店の所在地】

三菱ＵＦＪ証券株式会社　　東京都千代田区丸の内二丁目４番１号

8【買付け等に要する資金】

(1)【買付け等に要する資金等】

買付代金（円）(a)	52,159,800,000
金銭以外の対価の種類	―
金銭以外の対価の総額	―
買付手数料(b)	200,000,000
その他(c)	10,000,000
合計(a)＋(b)＋(c)	52,369,800,000

（注１）「買付代金（円）(a)」欄には、応募株券等の全部が普通株式であったと仮定した場合において、買付予定数（67,740,000株）を取得したときに要する金額を記載しています。応募株券等の総数が買付予定数（67,740,000株）以上の場合には応募株券等の全部の買付け等を行いますので、対象者の平成19年３月期（第77期）有価証券報告書（平成19年６月28日提出）記載の平成19年３月31日現在の発行済株式総数127,925,007株及びペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株の合計135,609,537株から、対象者の保有する自己株式138,164株及び公開買付者が所有する対象者の普通株式1,000株を除いた135,470,373株並びにペンタックス新株予約権200,000,000個全てを買い付けた場合の買付代金(a)は104,512,187,210円、買付手数料(b)は360,000,000円となり、この場合、その他(c)を加算した金額は、104,882,187,210円となります。

（注２）「買付手数料(b)」欄には、公開買付代理人に支払う手数料の見積額を記載しています。

（注３）「その他(c)」欄には、本公開買付けに関する新聞公告及び公開買付説明書その他必要書類の印刷費その他諸費用につき、その見積額を記載しています。

（注４）上記金額には、消費税及び地方消費税等は含まれていません。

（注５）その他公開買付代理人に支払われる諸経費及び弁護士報酬等がありますが、その額は本公開買付け終了後まで未定です。

(2)【買付け等に要する資金に充当しうる預金又は借入金等】

①【届出日の前々日又は前日現在の預金】

種類	金額（千円）
―	―
計(a)	―

②【届出日前の借入金】

イ【金融機関】

	借入先の業種	借入先の名称等	借入契約の内容	金額（千円）
1	―	―	―	―
2	―	―	―	―
計				―

ロ【金融機関以外】

借入先の業種	借入先の名称等	借入契約の内容	金額（千円）
―	―	―	―
計			―

③【届出日以後に借入れを予定している資金】

イ【金融機関】

	借入先の業種	借入先の名称等	借入契約の内容	金額（千円）
1	―	―	―	―
2	銀行	株式会社三菱東京ＵＦＪ銀行 東京都千代田区丸の内二丁目７番１号	買付け等に要する資金相当額の借入れ	105,000,000
計(b)				105,000,000

（注）　本公開買付けに要する資金として、株式会社三菱東京ＵＦＪ銀行より上記金額を限度として、融資を行う用意がある旨の証明書を取得しております。なお、融資条件については別途協議のうえ決定いたします。

ロ【金融機関以外】

借入先の業種	借入先の名称等	借入契約の内容	金額（千円）
―	―	―	―
計(c)			―

④【その他資金調達方法】

内容	金額（千円）
―	―
計(d)	―

⑤【買付け等に要する資金に充当しうる預金又は借入金等の合計】

105,000,000千円（(a)＋(b)＋(c)＋(d)）

(3)　【買付け等の対価とする有価証券の発行者と公開買付者との関係等】

該当事項はありません。

９【買付け等の対価とする有価証券の発行者の状況】

該当事項はありません。

10【決済の方法】

(1)【買付け等の決済をする証券会社・銀行等の名称及び本店の所在地】

三菱ＵＦＪ証券株式会社　　東京都千代田区丸の内二丁目４番１号

(2)【決済の開始日】

平成19年８月14日（火曜日）

（注）法第27条の10第３項の規定により買付け等の期間が延長された場合は、平成19年８月22日（水曜日）となります。

(3)【決済の方法】

公開買付期間終了後遅滞なく、公開買付けによる買付け等に関する通知書を応募株主等（外国人株主等の場合はその常任代理人）の住所宛に郵送します。

買付けは、現金にて行います。買い付けられた株券等に係る売却代金は、応募株主等（外国人株主等の場合はその常任代理人）の指示により、決済の開始日以後遅滞なく、公開買付代理人から応募株主等（外国人株主等の場合はその常任代理人）の指定した場所へ送金します。

(4)【株券等の返還方法】

下記「11　その他買付け等の条件及び方法」の「(1) 法第27条の13第４項各号に掲げる条件の有無及び内容」または「(2) 公開買付けの撤回等の条件の有無、その内容及び撤回等の開示の方法」に記載の条件に基づき応募株券等の全部を買付けないこととなった場合には、返還することが必要な株券等は、応募株主等（外国人株主等の場合はその常任代理人）の指示により、決済の開始日（公開買付けの撤回等を行った場合は撤回等を行った日）以後速やかに、応募株主等への交付若しくは応募株主等（外国人株主等の場合はその常任代理人）の住所への郵送により返還するか、または、当該株券等が応募の時点において公開買付代理人（若しくは公開買付代理人を通じて保管振替機構、ペンタックス新株予約権付社債につきましてはユーロクリア・バンク・エス・エイ・エヌ・ブイ）により保管されていた場合は、応募が行われた時の保管の状態に戻します。

11【その他買付け等の条件及び方法】

(1) 【法第27条の13第４項各号に掲げる条件の有無及び内容】

応募株券等の総数が買付予定数（67,740,000株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付けを行います。

(2) 【公開買付けの撤回等の条件の有無、その内容及び撤回等の開示の方法】

令第14条第１項第１号イ乃至リ及びヲ乃至ソ、第２号イ、第３号イ乃至チ、第４号、第５号並びに同条第２項第３号乃至第６号に定める事項のいずれかが生じた場合は、本公開買付けの撤回等を行うことがあります。

撤回等を行おうとする場合は、電子公告を行いその旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。

(3) 【買付け等の価格の引下げの条件の有無、その内容及び引下げの開示の方法】

対象者が公開買付期間中に、法第27条の６第１項第１号の規定により令第13条第１項に定める行為を行った場合は、府令第19条第１項に定める基準により買付け等の価格の引下げを行うことがあります。

引下げを行おうとする場合は、電子公告を行いその旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。当該公告が行われた日以前の応募株券等についても、変更後の買付条件等により買付けを行います。

(4) 【応募株主等の契約の解除権についての事項】

応募株主等は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。解除の方法については、前記「７　応募及び契約の解除の方法」の「(2) 契約の解除の方法」に記載の方法によるものとします。

なお、公開買付者は応募株主等による契約の解除があった場合においても、損害賠償または違約金の支払いを応募株主等に請求することはありません。また、保管した応募株券等の返還に要する費用も公開買付者の負担とします。

(5) 【買付条件等の変更をした場合の開示の方法】

公開買付者は、公開買付期間中、法第27条の６及び令第13条により禁止される場合を除き、買付条件等の変更を行うことがあります。

買付条件等の変更を行おうとする場合は、その変更等の内容につき電子公告を行い、その旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。当該公告が行われた日以前の応募株券等についても、変更後の買付条件等により買付けを行います。

(6) 【訂正届出書を提出した場合の開示の方法】

公開買付者が訂正届出書を関東財務局長に提出した場合は、直ちに、訂正届出書に記載した内容のうち公開買付開始公告に記載した内容に係るものを、府令第20条に規定する方法により公表します。また、直ちに公開買付説明書を訂正し、かつ、既に公開買付説明書を交付している応募株主等に対しては、訂正した公開買付説明書を交付して訂正します。但し、訂正の範囲が小範囲に止まる場合には、訂正の理由、訂正した事項及び訂正後の内容を記載した書面を作成し、その書面を応募株主等に交付することにより訂正します。

(7) 【公開買付けの結果の開示の方法】

本公開買付けの結果については、公開買付期間の末日の翌日に、令第９条の４及び府令第30条の２に規定する方法により公表します。

(8) 【その他】

公開買付届出書、公開買付説明書その他これらに関連する資料の配布は、一定の法域においては法律により制約される場合があります。公開買付届出書、公開買付説明書その他これらに関連する資料を入手する者は、かかる制約について自ら了知しこれを遵守することが、公開買付者により要求されます。

第２【公開買付者の状況】

１【会社の場合】

(1)【会社の概要】

①【会社の沿革】

昭和16年11月	東京都保谷市（現在西東京市）で東洋光学硝子製造所を創業。 光学ガラス製造に着手。
昭和19年８月	資本金120万円の株式会社に改組、商号を株式会社東洋光学硝子製造所に変更。
昭和20年10月	クリスタルガラス食器製造開始。
昭和22年８月	商号を株式会社保谷クリスタル硝子製造所に変更。
昭和35年11月	東京都昭島市に昭和工場（現　昭島工場）を新設。 保谷光学工業株式会社、山中光学工業株式会社及び保谷光学硝子販売株式会社を吸収合併し、商号を株式会社保谷硝子に変更。
昭和36年10月	東京証券取引所市場第二部へ上場。
昭和37年５月	眼鏡レンズ製造開始。
昭和37年10月	名古屋証券取引所市場第二部へ上場。
昭和38年５月	埼玉県入間市に武蔵工場を新設。
昭和47年12月	ソフトコンタクトレンズ製造開始。
昭和48年２月	東京証券取引所及び名古屋証券取引所の市場第一部へ指定。
昭和49年１月	半導体用マスクサブストレート製造開始。
昭和57年10月	子会社の株式会社保谷電子を吸収合併（現　長坂工場）。
昭和58年１月	東京都八王子市に八王子工場を新設し、半導体用フォトマスク製造開始。
昭和59年８月	新本社ビルを現在地に竣工。
昭和59年10月	子会社の株式会社保谷レンズ及び株式会社保谷クリスタルを吸収合併し、商号をＨＯＹＡ株式会社に変更。
昭和60年４月	埼玉県本庄市に児玉開発研究所（現　メディカル事業部児玉研究所）を新設。
昭和62年６月	眼内レンズ（白内障術後用）製造開始。
昭和62年11月	光学ガラスによる非球面モールドレンズ製造開始。
平成元年４月	オランダに欧州地域統括会社HOYA EUROPE B.V.（現　HOYA HOLDINGS N.V.）、米国に北米地域統括会社HOYA CORPORATION USAを設立。
平成３年３月	ＨＤＤ用ガラスディスク（ガラス磁気メモリーディスク）発売。
平成８年11月	熊本県菊池郡大津町に熊本工場を新設。
平成９年４月	カンパニー制を導入し、二つのカンパニー（エレクトロオプティクス、ビジョンケア）と三つの事業子会社｛HOYA PHOTONICS INC.、ＨＯＹＡヘルスケア㈱、ＨＯＹＡクリスタル㈱（現　クリスタルカンパニー）｝へ機構改革。
平成９年５月	シンガポールに地域本社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設置、４月にオランダ及び米国にそれぞれ設置したHOYA HOLDINGS N.V.とHOYA HOLDINGS INC.の２社と合わせ、欧州、北米、アジア各地域の地域本社体制が整う。
平成９年12月	HOYA LENS DEUTSCHLAND GmbH.がＨＯＹＡグループ最初のＩＳＯ14001を取得。
平成10年４月	四半期毎の連結決算発表を開始。
平成11年２月	国内主要全工場でＩＳＯ14001を取得。
平成11年９月	ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.（現　HOYA LENS BELGIUM N.V.）を買収。
平成12年４月	米国の特注メガネレンズ加工販売会社OPTICAL RESOURCES GROUP, INC.を買収（平成13年３月に機構改革によりＨＯＹＡ㈱ビジョンケアカンパニー北米支店に組織変更）。
平成12年７月	沖電気工業㈱の半導体用フォトマスク製造部門を譲り受ける。
平成14年５月	半導体新基板材料３Ｃ－Ｓｉｃ製造販売を開始。
８月	大日本印刷㈱と次世代半導体用マスクブランクスの技術アライアンス締結。
平成15年１月	名古屋証券取引所の市場第一部上場廃止。

　　　３月　子会社のＨＯＹＡクリスタル㈱、ＨＯＹＡクリスタルショップ㈱を吸収合併（現クリスタルカンパニー）。
　　　６月　委員会設置会社へ移行。
　　　７月　グローバルベースでの財務マネジメント機能を、欧州地域本社へ移管。
平成16年２月　子会社のＨＯＹＡオプティクス㈱を吸収合併。
　　　３月　日本板硝子㈱のＨＤＤ用ガラスディスク事業を譲り受ける。
　　　10月　米国預託証券（ＡＤＲ）プログラム　Level－１を開設。
平成17年11月　普通株式１株につき４株の割合で株式分割を実施。
平成18年３月　子会社のＨＯＹＡアドバンストセミコンダクタテクノロジーズ㈱を吸収合併。
　　　10月　コンタクトレンズ製造部門を子会社ＨＯＹＡヘルスケア㈱へ承継。

②【会社の目的及び事業の内容】

会社の目的

公開買付者は、つぎの事業を行うことを目的とする。

(1) 各種ガラスおよびセラミックス製品の製造、販売
(2) 各種化学材料および製品の製造、販売
(3) エレクトロニクス関連素材、部品および機器の製造、販売
(4) オプトエレクトロニクス（電子光学）関連素材、部品および機器の製造、販売
(5) 光学ガラス、光学機器および関連製品の製造、販売
(6) 計量器、測定器の部品および機器の製造、販売
(7) 眼鏡用レンズ・フレーム・機器および関連医療用具の製造、販売
(8) コンタクトレンズおよび関連医療用具の製造、販売
(9) 眼内レンズの製造、卸、販売
(10) 医薬品、医薬部外品および医療用材料・機器の製造、販売
(11) テーブルウェアー・ハウスウェアー（家庭用品）関連製品の製造、販売
(12) 美術工芸品およびインテリア製品の製造、販売
(13) ソフトウェアーの開発および販売
(14) データ通信サービスおよびデーターベースサービスの提供
(15) インターネットのプロバイダー業およびインターネットでの広告業務
(16) インターネットの企業用ホームページの企画、立案および作成業務
(17) 前各号に掲げる製品の輸出入
(18) 前各号に付帯する一切の業務

事業の内容

当社グループは、当社及び関係会社68社（平成19年３月31日現在）により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は、当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分がメーカー、専門店等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。情報・通信分野、アイケア分野を中心とした事業部門がそれぞれの事業責任のもとに、ＨＯＹＡ株式会社グローバル本社の立案した経営戦略を遂行しております。また、地域別には、北米・欧州・アジア各地域の地域本社が、国・地域とのリレーションの強化、法務支援及び内部監査等を行い事業活動の推進をサポートしています。なおグローバルベースでの財務マネジメント機能は、当社オランダ支店に置いております。

③【資本金の額及び発行済株式の総数】

平成19年７月３日現在

資本金の額	発行済株式の総数
6,264,201,967円	435,017,020株

④【大株主】

平成19年３月31日現在

氏名又は名称	住所又は所在地	所有株式の数(百株)	発行済株式の総数に対する所有株式の数の割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海一丁目８番11号	293,646	6.75
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町二丁目11番３号	235,087	5.40
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	360 N.Crescent Drive Beverly Hills,CA 90210 U.S.A.（東京都中央区日本橋兜町６番７号）	144,323	3.31
ステートストリートバンクアンドトラストカンパニー505103（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	P.O.Box 351 Boston Massachusetts 02101 U.S.A.（東京都中央区日本橋兜町６番７号）	119,103	2.73
第一生命保険相互会社（常任代理人　資産管理サービス信託銀行株式会社）	東京都千代田区有楽町一丁目13番１号（東京都中央区晴海一丁目８番12号晴海アイランドトリトンスクエアオフィスタワーＺ棟）	115,306	2.65
ステートストリートバンクアンドトラストカンパニー（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	P.O.Box 351 Boston Massachusetts 02101 U.S.A.（東京都中央区日本橋兜町６番７号）	105,043	2.41
日本生命保険相互会社	東京都千代田区丸の内一丁目６番６号 日本生命証券管理部内	100,001	2.29
山中　衛	東京都練馬区	90,197	2.07
ザチェースマンハッタンバンク385036（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	360 N.Crescent Drive Beverly Hills,CA 90210 U.S.A.（東京都中央区日本橋兜町６番７号）	88,677	2.03
ドイチェバンクトラストカンパニーアメリカズ（常任代理人　株式会社三井住友銀行資金証券サービス部）	60 Wall Street, 27th Floor,New York, NY 10005 U.S.A.（東京都千代田区有楽町一丁目１番２号）	78,340	1.80
計	―	1,369,726	31.49

（注１）　所有株式数は、百株未満を切り捨てて表示しております。

（注２）　キャピタル・リサーチ・アンド・マネージメント・カンパニー等から、平成19年１月22日付の大量保有報告書の写しの送付があり、同日現在で225,382百株を保有している旨の報告を受けておりますが、当社として期末時点における実質所有株式数の確認ができませんので、上記大株主には含めておりません。
なお、キャピタル・リサーチ・アンド・マネージメント・カンパニー等からの大量保有報告書の内容は以下のとおりであります。

大量保有者　　キャピタル・リサーチ・アンド・マネージメント・カンパニー等
住所　　333 South Hope Street,Los Angeles,CA90071,U.S.A

保有株券等の数　株式　22,538,210株
株券等保有割合　5.18％

フィデリティ投信株式会社から、平成19年２月28日付の大量保有報告書の写しの送付があり、同日現在で218,127百株を保有している旨の報告を受けておりますが、当社として期末時点における実質所有株式数の確認ができませんので、上記大株主には含めておりません。
なお、フィデリティ投信株式会社からの大量保有報告書の内容は以下のとおりであります。

大量保有者	フィデリティ投信株式会社
住所	東京都港区虎ノ門四丁目３番１号　城山トラストタワー
保有株券等の数	株式　21,812,700株
株券等保有割合	5.01％

⑤【役員の職歴及び所有株式の数】

平成19年７月３日現在

役名	職名	氏名	生年月日	職歴	所有株式数（百株）
取締役	指名委員会委員長	椎名　武雄	昭和４年５月11日生	昭和28年６月　日本アイ・ビー・エム株式会社入社 〃 37年５月　同社取締役 〃 50年２月　同社代表取締役社長 平成５年１月　同社会長 〃 ７年６月　当社取締役（現任） 〃 11年12月　日本アイ・ビー・エム株式会社最高顧問 〃 19年５月　同社相談役（現任）	40
取締役	報酬委員会委員長	茂木　友三郎	昭和10年２月13日生	昭和33年４月　野田醤油株式会社（現　キッコーマン株式会社）入社 〃 54年３月　同社取締役 〃 57年３月　同社常務取締役 〃 60年10月　同社代表取締役常務取締役 平成元年３月　同社代表取締役専務取締役 〃 ６年３月　同社代表取締役副社長 〃 ７年２月　同社代表取締役社長 〃 13年６月　当社取締役（現任） 〃 16年６月　キッコーマン株式会社　代表取締役会長ＣＥＯ（現任）	40
取締役	－	塙　義一	昭和９年３月16日生	昭和32年４月　日産自動車株式会社入社 〃 60年６月　同社取締役 〃 63年１月　同社常務取締役 平成２年６月　同社専務取締役 〃 ３年６月　同社代表取締役副社長 〃 ８年６月　同社代表取締役社長 〃 11年６月　同社代表取締役会長兼社長　最高経営責任者 〃 12年６月　同社代表取締役会長　最高経営責任者 〃 13年６月　同社代表取締役会長 〃 15年６月　同社相談役名誉会長 〃 15年６月　当社取締役（現任） 〃 17年６月　日産自動車株式会社名誉会長（現任）	216
取締役	－	河野　栄子	昭和21年１月１日生	昭和44年12月　株式会社リクルート入社 〃 59年４月　同社取締役 〃 60年８月　同社常務取締役 〃 61年11月　同社専務取締役 平成６年７月　同社取締役副社長 〃 ９年６月　同社代表取締役社長 〃 15年６月　当社取締役（現任） 〃 15年６月　株式会社リクルート代表取締役会長兼ＣＥＯ 〃 16年４月　同社取締役会長兼取締役会議長 〃 17年６月　同社特別顧問（現任）	－

役名	職名	氏名	生年月日	職歴	所有株式数(百株)
取締役	監査委員会委員長	児玉　幸治	昭和９年５月９日生	昭和32年４月　通商産業省（現　経済産業省）入省 〃 60年６月　同大臣官房長 〃 63年６月　同産業政策局長 平成元年６月　通商産業事務次官 〃 ３年６月　同退官 〃 ３年６月　財団法人産業研究所顧問 〃 ４年２月　株式会社日本興業銀行顧問 〃 ５年６月　商工組合中央金庫理事長 〃 13年６月　株式会社商船三井取締役（現任） 〃 13年７月　財団法人日本情報処理開発協会会長（現任） 〃 17年６月　当社取締役（現任）	－
取締役 代表執行役	最高経営責任者	鈴木　洋	昭和33年８月31日生	昭和60年４月　当社入社 平成５年６月　当社取締役 〃 ９年６月　当社常務取締役 〃 11年４月　当社常務取締役エレクトロ　オプティクスカンパニー　プレジデント 〃 11年６月　当社専務取締役 〃 12年６月　当社代表取締役社長 〃 15年６月　当社取締役兼代表執行役　最高経営責任者（現任）	7,220
取締役 執行役	最高財務責任者	江間　賢二	昭和22年11月８日生	昭和45年３月　当社入社 平成５年６月　当社取締役企画管理・経理・購買担当 〃 ９年６月　当社常務取締役戦略企画・財務担当 〃 12年６月　当社専務取締役コーポレートファイナンス担当 〃 13年６月　当社専務取締役ＣＦＯ 〃 15年６月　当社取締役兼執行役　最高財務責任者（現任） 〃 15年７月　HOYA HOLDINGS N.V.社長 〃 19年１月　当社オランダ支店　Executive Officer Chief Financial（現任）	448
取締役 執行役	最高技術責任者　兼事業開発部門長	丹治　宏彰	昭和27年７月31日生	平成４年４月　当社入社 〃 ９年４月　当社Ｒ＆Ｄセンター先端技術研究所ゼネラル・マネジャー 〃 11年７月　HOYA HOLDINGS,INC.上級副社長 〃 12年６月　当社取締役 〃 13年11月　当社取締役事業開発部門長 〃 15年６月　当社取締役兼執行役　事業開発部門長 〃 18年６月　当社取締役兼執行役最高技術責任者兼事業開発部門長 〃 18年７月　当社取締役兼執行役最高技術責任者（現任）	80
				計	8,044

（注１）　所有株式数は、百株未満を切り捨てて表示しております。

（注２）　取締役の椎名武雄、茂木友三郎、塙義一、河野栄子及び児玉幸治の各氏は会社法第２条第15号に定める社外取締役であります。

（注３）　取締役の任期は、平成19年６月19日開催の定時株主総会の終結の時から１年間であります。
執行役の任期は、平成19年６月19日開催の定時株主総会終結後最初に開催された取締役会の終結の時から１年間であります。

（注４）　当社は委員会設置会社であり、監査委員会、指名委員会及び報酬委員会を置いております。
なお、各委員会は、次の取締役により組織されております。

委員会名	取締役名
監査委員会	児玉幸治、椎名武雄、茂木友三郎、塙義一、河野栄子
指名委員会	椎名武雄、茂木友三郎、塙義一、河野栄子、児玉幸治
報酬委員会	茂木友三郎、椎名武雄、塙義一、河野栄子、児玉幸治

(2) 【経理の状況】

① 連結財務諸表の作成方法について

当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」といいます。）に基づいて作成しております。

なお、第68期連結会計年度（平成17年４月１日から平成18年３月31日まで）は、改正前の連結財務諸表規則に基づき、第69期連結会計年度（平成18年４月１日から平成19年３月31日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

② 監査証明について

当社は、証券取引法第193条の２の規定に基づき、第68期連結会計年度（平成17年４月１日から平成18年３月31日まで）及び第69期連結会計年度（平成18年４月１日から平成19年３月31日まで）の連結財務諸表について、あずさ監査法人の監査を受けております。

【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	第68期連結会計年度（平成18年３月31日）金額（百万円）		構成比（%）	第69期連結会計年度（平成19年３月31日）金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
１．現金及び預金			83,574			120,621	
２．受取手形及び売掛金	※５		78,380			94,296	
３．たな卸資産			41,178			49,721	
４．繰延税金資産			7,407			7,067	
５．その他			3,246			5,309	
６．貸倒引当金			△1,512			△1,311	
流動資産合計			212,273	58.7		275,706	61.6
Ⅱ　固定資産							
１．有形固定資産							
(1) 建物及び構築物		61,582			70,039		
減価償却累計額		32,034	29,548		36,167	33,871	
(2) 機械装置及び運搬具		193,971			245,210		
減価償却累計額		135,478	58,493		169,249	75,961	
(3) 工具器具備品		25,023			29,990		
減価償却累計額		14,306	10,716		17,678	12,311	
(4) 土地			8,648			9,154	
(5) 建設仮勘定			13,196			11,918	
有形固定資産合計			120,603	33.4		143,218	32.0
２．無形固定資産							
(1) ソフトウェアほか			7,424			6,248	
無形固定資産合計			7,424	2.1		6,248	1.4
３．投資その他の資産							
(1) 投資有価証券	※１		14,060			14,575	
(2) 繰延税金資産			2,757			2,723	
(3) その他			4,601			5,493	
(4) 貸倒引当金			△295			△322	
投資その他の資産合計			21,123	5.8		22,470	5.0
固定資産合計			149,152	41.3		171,937	38.4
Ⅲ　繰延資産							
１．開業費ほか			111			－	
繰延資産合計			111	0.0		－	－
資産合計			361,537	100.0		447,644	100.0

区分	注記番号	第68期連結会計年度（平成18年３月31日） 金額（百万円）		構成比（%）	第69期連結会計年度（平成19年３月31日） 金額（百万円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1．支払手形及び買掛金			28,070			28,779	
2．未払法人税等			14,342			12,821	
3．未払費用			18,408			17,279	
4．賞与引当金			4,207			4,327	
5．役員賞与引当金			－			67	
6．その他			14,276			14,905	
流動負債合計			79,305	21.9		78,181	17.5
Ⅱ　固定負債							
1．特別修繕引当金			619			890	
2．その他			1,211			1,427	
固定負債合計			1,831	0.5		2,317	0.5
負債合計			81,137	22.4		80,499	18.0
（少数株主持分）							
少数株主持分			919	0.3		－	－
（資本の部）							
Ⅰ　資本金	※3		6,264	1.7		－	－
Ⅱ　資本剰余金			15,898	4.4		－	－
Ⅲ　利益剰余金			266,345	73.7		－	－
Ⅳ　その他有価証券評価差額金			110	0.0		－	－
Ⅴ　為替換算調整勘定			7,142	2.0		－	－
Ⅵ　自己株式	※4		△16,279	△4.5		－	－
資本合計			279,480	77.3		－	－
負債、少数株主持分及び資本合計			361,537	100.0		－	－

区分	注記番号	第68期連結会計年度（平成18年３月31日） 金額（百万円）		構成比（%）	第69期連結会計年度（平成19年３月31日） 金額（百万円）		構成比（%）
（純資産の部）							
Ⅰ　株主資本							
１．資本金			－			6,264	
２．資本剰余金			－			15,898	
３．利益剰余金			－			322,513	
４．自己株式			－			△12,753	
５．自己株式申込証拠金			－			1	
株主資本合計			－	－		331,924	74.2
Ⅱ　評価・換算差額等							
１．その他有価証券評価差額金			－			△85	
２．為替換算調整勘定			－			33,263	
評価・換算差額等合計			－	－		33,177	7.4
Ⅲ　新株予約権			－	－		167	0.0
Ⅳ　少数株主持分			－	－		1,876	0.4
純資産合計			－	－		367,145	82.0
負債純資産合計			－	－		447,644	100.0

②【連結損益計算書】

		第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)			第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高			344,228	100.0		390,093	100.0
Ⅱ　売上原価	※2		172,033	50.0		197,410	50.6
売上総利益			172,194	50.0		192,682	49.4
Ⅲ　販売費及び一般管理費	※1 ※2		71,098	20.7		85,469	21.9
営業利益			101,095	29.4		107,213	27.5
Ⅳ　営業外収益							
１．受取利息		1,788			2,901		
２．持分法による投資利益		1,285			642		
３．為替差益		242			－		
４．その他		1,552	4,869	1.4	2,283	5,827	1.5
Ⅴ　営業外費用							
１．支払利息		142			86		
２．売上割引		706			822		
３．為替差損		－			6,711		
４．その他		1,478	2,327	0.7	2,510	10,131	2.6
経常利益			103,637	30.1		102,909	26.4
Ⅵ　特別利益							
１．固定資産売却益	※3	109			9,629		
２．貸倒引当金戻入益		6			295		
３．特別修繕引当金戻入益		121			13		
４．営業譲渡益		1,655			－		
５．その他		496	2,389	0.7	575	10,513	2.7

		第68期連結会計年度 (自 平成17年４月１日 至 平成18年３月31日)			第69期連結会計年度 (自 平成18年４月１日 至 平成19年３月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅶ 特別損失							
１．固定資産処分損	※４	625			3,327		
２．退職加算金		1,688			1,055		
３．環境整備費	※５	3,725			767		
４．減損損失	※７	1,232			87		
５．投資有価証券評価損		13			7		
６．工場閉鎖損失	※６	522			－		
７．その他		852	8,660	2.5	1,046	6,290	1.6
税金等調整前当期純利益			97,367	28.3		107,132	27.5
法人税、住民税及び事業税		22,249			23,491		
法人税等調整額		△511	21,738	6.3	70	23,562	6.0
少数株主利益			9	0.0		178	0.1
当期純利益			75,620	22.0		83,391	21.4

③【連結剰余金計算書及び連結株主資本等変動計算書】

連結剰余金計算書

区分	注記番号	第68期連結会計年度（自 平成17年４月１日 至 平成18年３月31日）金額（百万円）	
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高			15,898
Ⅱ　資本剰余金期末残高			15,898
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高			268,255
Ⅱ　利益剰余金増加高			
１．当期純利益		75,620	75,620
Ⅲ　利益剰余金減少高			
１．配当金		23,398	
２．取締役賞与		65	
３．自己株式消却額		53,180	
４．自己株式処分差損		871	
５．その他減少高		13	77,529
Ⅳ　利益剰余金期末残高			266,345

連結株主資本等変動計算書

第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年３月31日　残高（百万円）	6,264	15,898	266,345	△16,279	－	272,228
連結会計年度中の変動額						
剰余金の配当（注１）			△25,843			△25,843
取締役賞与金（注２）			△64			△64
当期純利益			83,391			83,391
自己株式の取得				△12		△12
自己株式の処分			△1,606	3,539		1,932
在外連結子会社の会計基準変更に伴う変動額（注３）			290			290
その他（注４）					1	1
株主資本以外の項目の連結会計年度中の変動額（純額）						
連結会計年度中の変動額合計（百万円）	－	－	56,167	3,526	1	59,695
平成19年３月31日　残高（百万円）	6,264	15,898	322,513	△12,753	1	331,924

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高（百万円）	110	7,142	7,252	－	919	280,400
連結会計年度中の変動額						
剰余金の配当（注１）						△25,843
取締役賞与金（注２）						△64
当期純利益						83,391
自己株式の取得						△12
自己株式の処分						1,932
在外連結子会社の会計基準変更に伴う変動額（注３）						290
その他（注４）						1
株主資本以外の項目の連結会計年度中の変動額（純額）	△195	26,121	25,925	167	956	27,049
連結会計年度中の変動額合計（百万円）	△195	26,121	25,925	167	956	86,744
平成19年３月31日　残高（百万円）	△85	33,263	33,177	167	1,876	367,145

（注１）平成18年５月の取締役会決議及び平成18年10月の取締役会決議における利益処分項目であります。

（注２）連結子会社における平成18年６月の定時株主総会決議における利益処分項目であります。

（注３）一部の在外連結子会社において、機能通貨を現地通貨から米国ドルないし日本円に変更したものであります。

（注４）払込期日前日までに受領した自己株式の処分の対価相当額であります。

④【連結キャッシュ・フロー計算書】

		第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
1．税金等調整前当期純利益		97,367	107,132
2．減価償却費		26,251	36,338
3．減損損失		1,232	87
4．営業譲渡益		△1,655	－
5．貸倒引当金の増加額又は減少額（△）		234	△242
6．賞与引当金の増加額		278	154
7．特別修繕引当金の増加額		76	267
8．受取利息及び受取配当金		△1,794	△2,922
9．支払利息		142	86
10．為替差損又は差益（△）		△598	4,782
11．持分法による投資利益		△1,285	△642
12．固定資産売却益		△109	△9,629
13．固定資産処分損		625	3,327
14．投資有価証券評価損		13	7
15．退職加算金		1,688	1,055
16．環境整備費		3,725	767
17．取締役賞与の支払額		△65	△64
18．その他		△2,943	2,028
19．売上債権の増加額（△）		△4,041	△13,800
20．たな卸資産の増加額（△）		△2,546	△4,798
21．その他流動資産の減少額		2,097	2,249
22．仕入債務の増加額又は減少額（△）		3,643	△1,208
23．未払消費税等の増加額又は減少額（△）		662	△1,022
24．その他流動負債の増加額		1,757	241
小計		124,755	124,195

		第68期連結会計年度 (自 平成17年４月１日 至 平成18年３月31日)	第69期連結会計年度 (自 平成18年４月１日 至 平成19年３月31日)
区分	注記番号	金額（百万円）	金額（百万円）
25. 利息及び配当金の受取額		1,865	2,556
26. 利息の支払額		△112	△40
27. 退職加算金の支払額		△1,241	△558
28. 環境整備費の支払額		△1,165	△3,998
29. 法人税等の支払額		△18,246	△23,361
営業活動によるキャッシュ・フロー		105,855	98,793
Ⅱ 投資活動によるキャッシュ・フロー			
１．有形固定資産の取得による支出		△47,741	△52,379
２．有形固定資産の売却による収入		266	10,217
３．投資有価証券の取得による支出		△2,069	△407
４．投資有価証券の売却による収入		－	30
５．連結範囲の変更に伴う子会社株式の取得による支出		△337	△908
６．貸付けによる支出		△2	△584
７．貸付金の回収による収入		116	77
８．その他投資に関する支出		△4,630	△3,274
９．その他投資に関する収入		155	576
10. 営業譲渡による収入		2,230	－
投資活動によるキャッシュ・フロー		△52,012	△46,652

		第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
１．短期借入金の借入及び返済による収入及び支出（△）（純額）		△207	－
２．自己株式の取得による支出		△64,031	△12
３．自己株式の売却による収入		1,855	1,934
４．親会社による配当金の支払額		△23,402	△25,810
５．少数株主への配当金の支払額		△1	△2
財務活動によるキャッシュ・フロー		△85,787	△23,891
Ⅳ　現金及び現金同等物に係る換算差額		2,645	8,798
Ⅴ　現金及び現金同等物の増加額又は減少額（△）		△29,300	37,047
Ⅵ　現金及び現金同等物の期首残高		112,874	83,574
Ⅶ　現金及び現金同等物の期末残高	※１	83,574	120,621

連結財務諸表作成のための基本となる重要な事項

項目	第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１．連結の範囲に関する事項	連結子会社の数は、62社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE LTD. HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により在外子会社５社、並びに買収により在外子会社１社が増加しております。 また、連結の範囲内で当社への吸収合併により国内子会社１社、清算により在外子会社１社が減少しております。	連結子会社の数は、67社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. HOYA HOLDINGS ASIA PACIFIC PTE LTD. HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により在外子会社５社、並びに買収により在外子会社１社が増加しております。 一方、子会社同士の合併により在外連結子会社が１社減少しました。その結果、合わせて５社増加しております。
２．持分法の適用に関する事項	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社１社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ (2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	(1)　　同左 (2)　　同左

項目	第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
３．連結子会社の事業年度等に関する事項	連結子会社のうち中華人民共和国に所在する６社の決算日は12月31日であります。 なお、連結子会社62社は、すべて四半期ごとに四半期決算を実施しており、上記の６社については、連結財務諸表の作成に当たって、第４四半期連結決算日（３月31日）現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する６社の決算日は12月31日であります。 なお、連結子会社67社は、すべて四半期ごとに四半期決算を実施しており、上記の６社については、連結財務諸表の作成に当たって、第４四半期連結決算日（３月31日）現在で実施した決算に基づく財務諸表を使用しております。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 （イ）有価証券	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 （評価差額は、全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左
（ロ）たな卸資産	主として総平均法による原価法であります。	同左
(2) 重要な減価償却資産の減価償却の方法 （イ）有形固定資産	当社及び国内連結子会社は、平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約66.4％であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具５～10年であります。	当社及び国内連結子会社は、平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約66.2％であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具３～10年であります。
（ロ）無形固定資産	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は５年であります。	同左
(3) 繰延資産の処理方法	在外連結子会社については、所在国の会計基準に準拠して定められた期間により均等償却しております。	――――――

項目	第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
(4) 重要な引当金の計上基準		
(イ) 貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	同左
(ロ) 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	同左
(ハ) 役員賞与引当金	──────	役員賞与の支出に備えて、当連結会計年度における支給見込額を計上しております。
(ニ) 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出に備えるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	同左
(5) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における為替換算調整勘定及び少数株主持分に含めております。
(6) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左

項目	第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
(7) 重要なヘッジ会計の方法	イ　ヘッジ会計の方法…繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務、外貨建予定取引及び外貨建借入金 ハ　ヘッジ有効性評価の方法…ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	イ　ヘッジ会計の方法…同左 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…外貨建借入金 ハ　ヘッジ有効性評価の方法…同左
(8) その他連結財務諸表作成のための重要な事項	イ　消費税及び地方消費税の会計処理 税抜方式を採用しております。	イ　消費税及び地方消費税の会計処理 同左
5．連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左
6．連結調整勘定の償却に関する事項	該当事項はありません。	――――――
7．のれん及び負ののれんの償却に関する事項	――――――	のれんの償却については、子会社投資ごとに投資効果の発現する期間を見積り、20年以内で均等償却しております。なお、重要性がないものについては一時償却しております。
8．利益処分項目等の取扱いに関する事項	連結剰余金計算書における利益処分については、連結会計年度中において確定した利益処分に基づいて処理しております。	――――――
9．連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左

連結財務諸表作成のための基本となる重要な事項の変更

第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
――――――	(貸借対照表の純資産の部の表示に関する会計基準等) (自己株式及び準備金の額の減少等に関する会計基準等の一部改正) 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正平成18年８月11日）を適用しております。 これによる損益に与える影響はありません。 これまでの資本の部の合計に相当する金額は365,102百万円であります。 なお、当連結会計年度における連結貸借対照表の純資産の部については、連結財務諸表規則の改正に伴い、改正後の連結財務諸表規則により作成しております。
――――――	(企業結合に係る会計基準等) 当連結会計年度より、「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を適用しております。 これによる損益に与える影響はありません。
――――――	(役員賞与に関する会計基準) 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用しております。 これにより営業利益、経常利益及び税金調整前当期純利益は、それぞれ67百万円減少しております。 なお、セグメント情報に与える影響は軽微であります。
――――――	(ストック・オプション等に関する会計基準) 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を適用しております。 これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ167百万円減少しております。

表示方法の変更

第68期連結会計年度 (自 平成17年４月１日 至 平成18年３月31日)	第69期連結会計年度 (自 平成18年４月１日 至 平成19年３月31日)
(連結貸借対照表) 「未払費用」は、前連結会計年度まで流動負債の「その他」に含めて表示しておりましたが、当連結会計年度において、資産の総額の100分の５を超えたため、区分掲記しております。 なお、前連結会計年度の「未払費用」は、14,162百万円であります。 (連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「環境整備費」及び「退職加算金」は、前連結会計年度は、「その他」に含めて表示をしておりましたが、金額的重要性が増したため区分掲記しております。 なお、前連結会計年度の営業活動によるキャッシュ・フローの「その他」に含まれている「環境整備費」は、1,980百万円であり、「退職加算金」は842百万円であります。	(連結貸借対照表) ―――――― (連結キャッシュ・フロー計算書) ――――――

注記事項

（連結貸借対照表関係）

第68期連結会計年度 （平成18年３月31日）	第69期連結会計年度 （平成19年３月31日）
※１．関連会社に係る注記 投資有価証券（株式）　11,062百万円	※１．関連会社に係る注記 投資有価証券（株式）　11,678百万円
２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先49件　2,206百万円 当社グループの従業員6名　3 計　2,210	２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先58件　2,772百万円 当社グループの従業員1名　2 計　2,774
※３．発行済株式の種類及び総数 普通株式　435,017,020株	※３．――――――
※４．自己株式の種類及び数 普通株式　4,401,607株	※４．――――――
※５．連結会計年度末日満期手形 ――――――	※５．連結会計年度末日満期手形 連結会計年度末日満期手形の会計処理は、手形交換日をもって決済処理しております。なお、当連結会計年度末日は金融機関の休日であったため、次の連結会計年度末日満期手形が連結会計年度末残高に含まれております。 受取手形　1,907百万円

（連結損益計算書関係）

第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 広告宣伝費　8,057百万円 支払手数料　7,498 貸倒引当金繰入額　161 給料手当及び賞与　18,082 賞与引当金繰入額　3,370 役員賞与引当金繰入額　－ 研究開発費　11,089	※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 広告宣伝費　9,443百万円 支払手数料　9,235 貸倒引当金繰入額　214 給料手当及び賞与　21,549 賞与引当金繰入額　4,066 役員賞与引当金繰入額　67 研究開発費　11,274
※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　11,089百万円 当期製造費用　3,045 計　14,134	※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　11,274百万円 当期製造費用　3,645 計　14,920
※３．固定資産売却益 機械装置及び運搬具86百万円及びその他有形固定資産22百万円の売却益であります。	※３．固定資産売却益 土地9,575百万円、機械装置及び運搬具48百万円及びその他有形固定資産４百万円の売却益であります。
※４．固定資産処分損 機械装置及び運搬具272百万円、建物及び構築物229百万円及びその他有形固定資産122百万円の処分損であります。	※４．固定資産処分損 ソフトウェア2,400百万円、機械装置及び運搬具354百万円、建物及び構築物180百万円及びその他有形固定資産391百万円の処分損であります。
※５．環境整備費 工場跡地の一部に土壌汚染が判明したことに伴い、無害化処理に要した費用等であります。	※５．環境整備費 同左
※６．工場閉鎖損失 クリスタル部門の武蔵工場を閉鎖することに伴う損失額であります。	※６．工場閉鎖損失 ――――――

第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
※７．減損損失 当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当連結会計年度において以下の資産グループについて減損処理をしました。 (1) クリスタル部門における東京スタジオおよび旧武蔵工場等 場　所 / 用　途 / 種　類 東京都昭島市、埼玉県入間市等 / クリスタル製造設備等 / 機械装置等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（864百万円）として特別損失に計上しました。その内訳は、機械装置及び運搬具586百万円、建物及び構築物159百万円及びその他117百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。 (2) 本社部門における賃貸資産 場　所 / 用　途 / 種　類 東京都町田市 / 賃貸 / 土地 東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（368百万円）として特別損失に計上しました。 なお、当資産グループの回収可能価額は、公示価格により測定しております。	※７．減損損失 当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、当連結会計年度において以下の資産グループについて減損処理をしました。 クリスタル部門における東京スタジオ（昭島工場内） 場　所 / 用　途 / 種　類 東京都昭島市 / クリスタル製造設備等 / 建物・工具器具備品等 クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を減損損失（87百万円）として特別損失に計上しました。その内訳は、工具器具備品36百万円、建物及び構築物32百万円及びその他19百万円であります。 なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを５％で割り引いて算定しております。

（連結株主資本等変動計算書関係）

第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	第68期連結会計年度末株式数（株）	第69期連結会計年度増加株式数（株）	第69期連結会計年度減少株式数（株）	第69期連結会計年度末株式数（株）
発行済株式				
普通株式	435,017,020	－	－	435,017,020
合計	435,017,020	－	－	435,017,020
自己株式				
普通株式（注）	4,401,607	2,861	956,787	3,447,681
合計	4,401,607	2,861	956,787	3,447,681

（注）　自己株式数の増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　2,861株

単元未満株式の買増請求による減少　387株

ストックオプション行使による減少　956,400株

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				第69期連結会計年度末残高（百万円）
			第68期連結会計年度末	第69期連結会計年度増加	第69期連結会計年度減少	第69期連結会計年度末	
提出会社（親会社）	ストック・オプションとしての新株予約権	－	－	－	－	－	167
合計		－	－	－	－	－	167

３．配当に関する事項

(1) 配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
平成18年５月25日取締役会	普通株式	12,918	30	平成18年３月31日	平成18年５月26日
平成18年10月19日取締役会	普通株式	12,924	30	平成18年９月30日	平成18年11月21日

(2) 基準日が当期に属する配当のうち、配当の効力発生日が翌期となるもの

（決議）	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成19年５月31日取締役会	普通株式	15,104	利益剰余金	35	平成19年３月31日	平成19年６月４日

(連結キャッシュ・フロー計算書関係)

第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　83,574百万円 現金及び現金同等物　83,574 ２．重要な非資金取引 自己株式の消却　53,180百万円	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　120,621百万円 現金及び現金同等物　120,621 ２．重要な非資金取引 該当事項はありません。

（リース取引関係）

第68期連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	機械装置及び運搬具	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	3,434	2,084	5,568
減価償却累計額相当額	2,397	1,138	3,535
減損損失累計額相当額	―	―	―
期末残高相当額	1,036	946	2,032

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

１年以内	832百万円
１年超	1,200
合計	2,032
リース資産減損勘定の残高	―

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	896百万円
リース資産減損勘定の取崩額	170
減価償却費相当額	725
減損損失	―

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借主側）

――――――

第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	機械装置及び運搬具	工具器具備品その他	合計
	百万円	百万円	百万円
取得価額相当額	1,745	2,630	4,375
減価償却累計額相当額	658	1,307	1,965
減損損失累計額相当額	3	24	27
期末残高相当額	1,083	1,298	2,382

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額等

１年以内	704百万円
１年超	1,697
合計	2,402
リース資産減損勘定の残高	19

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

支払リース料	726百万円
リース資産減損勘定の取崩額	9
減価償却費相当額	717
減損損失	6

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引（借主側）

未経過リース料

１年以内	183百万円
１年超	399
合計	583

（有価証券関係）

１．その他有価証券で時価のあるもの

	種類	第68期連結会計年度（平成18年３月31日） 取得原価（百万円）	第68期 連結貸借対照表計上額（百万円）	第68期 差額（百万円）	第69期連結会計年度（平成19年３月31日） 取得原価（百万円）	第69期 連結貸借対照表計上額（百万円）	第69期 差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	1,692	1,874	181	159	267	108
	(2) 債券						
	① 国債・地方債等	－	－	－	－	－	－
	② 社債	－	－	－	－	－	－
	③ その他	－	－	－	－	－	－
	(3) その他	－	－	－	－	－	－
	小計	1,692	1,874	181	159	267	108
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	－	－	－	1,532	1,274	△258
	(2) 債券						
	① 国債・地方債等	－	－	－	－	－	－
	② 社債	－	－	－	－	－	－
	③ その他	－	－	－	－	－	－
	(3) その他	－	－	－	－	－	－
	小計	－	－	－	1,532	1,274	△258
合計		1,692	1,874	181	1,692	1,541	△150

（注）取得原価は減損処理後の帳簿価額であります。

２．第68期連結会計年度及び第69期連結会計年度中に売却したその他有価証券

第68期連結会計年度（自平成17年４月１日　至平成18年３月31日） 売却額（百万円）	第68期 売却益の合計（百万円）	第68期 売却損の合計（百万円）	第69期連結会計年度（自平成18年４月１日　至平成19年３月31日） 売却額（百万円）	第69期 売却益の合計（百万円）	第69期 売却損の合計（百万円）
－	－	－	－	－	－

３．時価評価されていない主な有価証券の内容

	第68期連結会計年度（平成18年３月31日） 連結貸借対照表計上額（百万円）	第69期連結会計年度（平成19年３月31日） 連結貸借対照表計上額（百万円）
その他有価証券		
非上場株式	802	1,099
投資事業有限責任組合等への出資金	279	256
合計	1,081	1,355

(デリバティブ取引関係)

1. 取引の状況に関する事項

第68期連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	第69期連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
(1) 取引の内容及び利用目的等 当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行っております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段・・為替予約 ヘッジ対象・・製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務、外貨建予定取引及び外貨建借入金 ハ　ヘッジ有効性評価の方法 ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動の累計を比較し、その変動額の比率によって有効性を評価しております。	(1) 取引の内容及び利用目的等 当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行っております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 イ　ヘッジ会計の方法 繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を充たしている場合には振当処理を採用しております。 ロ　ヘッジ手段とヘッジ対象 ヘッジ手段・・為替予約 ヘッジ対象・・外貨建借入金 ハ　ヘッジ有効性評価の方法 ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動の累計を比較し、その変動額の比率によって有効性を評価しております。
(2) 取引に対する取組方針 当社グループは、外貨建債権債務に係る将来の為替レートの変動リスクを回避する目的でデリバティブ取引を行っており、投機を目的としたデリバティブ取引は行わない方針であります。	(2) 取引に対する取組方針 同左
(3) 取引に係るリスクの内容 為替予約取引は、為替相場の変動によるリスクを有しております。 なお、デリバティブ取引の契約先は、信用度の高い銀行であり、相手先の契約不履行等の信用リスクはほとんどないと判断しております。	(3) 取引に係るリスクの内容 同左
(4) 取引に係るリスクの管理体制 デリバティブ取引は、社内ルールに従い、グローバルベースでの財務マネジメント機能がある欧州地域本社にて管理がなされており、当社財務部にも定期的に報告され、状況が把握されております。	(4) 取引に係るリスクの管理体制 同左

2. 取引の時価等に関する事項

第68期連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	第69期連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。	同左

（退職給付関係）

第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
該当事項はありません。	同左

（ストック・オプション等関係）

第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．ストック・オプションの内容、規模及びその変動状況

(1) ストック・オプションの内容

	第１回 新株予約権	第２回 新株予約権	第３回 新株予約権
付与対象者の区分及び人数	当社取締役　6名 当社子会社取締役　43名 当社従業員　121名 当社子会社従業員　58名	当社従業員　1名 当社子会社従業員　1名	当社取締役　8名 当社子会社取締役　14名 当社従業員　60名 当社子会社従業員　35名
株式の種類別のストック・オプションの数（注１）	普通株式　3,747,600株	普通株式　32,000株	普通株式　700,000株
付与日	平成14年11月１日	平成15年６月９日	平成15年12月12日
権利確定条件	付与日（平成14年11月１日）以降、権利確定日まで継続して勤務していること	付与日（平成15年６月９日）以降、権利確定日まで継続して勤務していること	付与日（平成15年12月12日）以降、権利確定日まで継続して勤務していること
対象勤務期間	付与日以降各権利確定日まで	付与日以降各権利確定日まで	付与日以降各権利確定日まで
権利行使期間（注２）	平成15年10月１日から平成19年９月30日まで	平成15年10月１日から平成19年９月30日まで	平成16年10月１日から平成20年９月30日まで

	第４回 新株予約権	第５回 新株予約権	第６回 新株予約権
付与対象者の区分及び人数	当社取締役　8名 当社子会社取締役　5名 当社従業員　54名 当社子会社従業員　43名	当社取締役　8名 当社子会社取締役　13名 当社従業員　85名 当社子会社従業員　77名	当社取締役　8名 当社従業員　73名 当社子会社取締役　12名 当社子会社従業員　88名
株式の種類別のストック・オプションの数（注１）	普通株式　635,600株	普通株式　890,000株	普通株式　780,800株
付与日	平成16年12月13日	平成18年１月１日	平成18年11月７日
権利確定条件	付与日（平成16年12月13日）以降、権利確定日まで継続して勤務していること	付与日（平成18年１月１日）以降、権利確定日まで継続して勤務していること	付与日（平成18年11月７日）以降、権利確定日まで継続して勤務していること
対象勤務期間	付与日以降各権利確定日まで	付与日以降各権利確定日まで	付与日以降各権利確定日まで
権利行使期間（注２）	平成17年10月１日から平成21年９月30日まで	平成18年10月１日から平成27年９月30日まで	平成19年10月１日から平成28年９月30日まで

（注１）株式数に換算して記載しております。また、記載された株式数は、平成17年11月15日付株式分割（１株につき４株の割合）による分割後の株式数に換算して記載しております。

（注２）個別の対象者と当社との間で個別に締結される新株予約権割当に関する「新株予約権割当契約」により、権利行使期間中における新株予約権の行使が制限されることがあります。

(2) ストック・オプションの規模及びその変動状況

第69期連結会計年度において存在したストック・オプションを対象とし、ストック・オプションの数については、株式数に換算して記載しております。

① ストック・オプションの数（注）

	第１回新株予約権	第２回新株予約権	第３回新株予約権	第４回新株予約権	第５回新株予約権	第６回新株予約権
権利確定前（株）						
前連結会計年度末	—	—	—	—	890,000	—
付与	—	—	—	—	—	780,800
失効	—	—	—	—	—	—
権利確定	—	—	—	—	890,000	—
未確定残	—	—	—	—	—	780,800
権利確定後（株）						
前連結会計年度末	2,304,000	16,000	597,600	593,600	—	—
権利確定	—	—	—	—	890,000	—
権利行使	806,800	—	85,600	63,200	800	—
失効	—	—	—	—	—	—
未行使残	1,497,200	16,000	512,000	530,400	889,200	—

（注） 上記表に記載された株式数は、平成17年11月15日付株式分割（１株につき４株の割合）による分割後の株式数に換算して記載しております。

② 単価情報

	第１回新株予約権	第２回新株予約権	第３回新株予約権	第４回新株予約権	第５回新株予約権	第６回新株予約権
権利行使価格（円）（注１）	1,918	1,673	2,438	2,713	4,150	4,750
行使時平均株価（円）（注１）	4,315	—	4,271	4,396	3,960	—
公正な評価単価（付与日）（円）（注２）	—	—	—	—	—	(a) 1,113 (b) 1,224 (c) 1,289 (d) 1,448

（注１） 上記表に記載された権利行使価格及び行使時平均株価は、平成17年11月15日付株式分割（１株につき４株の割合）による分割後の価格に換算して記載しております。

（注２） 第１回～第５回新株予約権は、会社法施行日以前に付与されたものであるため、公正な評価単価は算定しておりません。

2．ストック・オプションの公正な評価単価の見積方法

第69期連結会計年度において付与された第６回新株予約権についての公正な評価単価の見積方法は以下のとおりであります。

なお、以下の権利行使可能期間ごとに算定を行っております。

(a) 2007年10月１日から2008年９月30日まで
(b) 2007年10月１日から2009年９月30日まで
(c) 2007年10月１日から2010年９月30日まで
(d) 2007年10月１日から2016年９月30日まで

①　使用した評価技法　　ブラック・ショールズ式

②　主な基礎数値及び見積方法

	(a)	(b)	(c)	(d)
株価変動性（注１）	32.28%	33.91%	34.32%	37.19%
予想残存期間（注２）	5.40年	5.90年	6.40年	6.90年
予想配当（注３）	60円	60円	60円	60円
無リスク利子率（注４）	1.32%	1.38%	1.43%	1.49%

（注１）付与日より予想残存期間に対応した分だけ遡った期間の株価実績に基づいて算定しております。

（注２）十分なデータの蓄積がなく、合理的な見積もりが困難であるため、権利行使期間の中間点において行使されるものと推定して見積もっております。

（注３）平成18年３月期の配当実績によっております。

（注４）予想残存期間に対応する期間に対応する国債の利回りであります。

3．ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積もりは困難であるため、実績の失効数のみ反映させる方法を採用しております。

4．ストック・オプションに係る当連結会計年度における費用計上額及び科目名

売上原価	43百万円
販売費及び一般管理費	123百万円

（税効果会計関係）

第68期連結会計年度 （平成18年３月31日）		第69期連結会計年度 （平成19年３月31日）	
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(1) 流動の部		(1) 流動の部	
繰延税金資産		繰延税金資産	
たな卸資産未実現利益	1,692百万円	たな卸資産未実現利益	2,647百万円
賞与引当金否認額	1,601	賞与引当金否認額	1,655
環境整備費否認額	1,474	未払事業税否認額	922
未払事業税否認額	727	たな卸資産評価損否認額	78
たな卸資産評価損否認額	253	その他	1,763
その他	1,657	繰延税金資産合計	7,067
繰延税金資産合計	7,407		
(2) 固定の部		(2) 固定の部	
繰延税金資産		繰延税金資産	
減価償却損金算入限度超過額	1,962百万円	減価償却損金算入限度超過額	1,576百万円
減損損失否認額	1,376	減損損失否認額	622
貸倒引当金損金算入限度超過額	105	固定資産処分損否認額	518
その他	258	貸倒引当金損金算入限度超過額	110
繰延税金資産合計	3,702	その他	600
繰延税金負債		繰延税金資産合計	3,429
固定資産圧縮積立金	△406百万円	繰延税金負債	
特別償却準備金	△298	固定資産圧縮積立金	△307百万円
その他有価証券評価差額金	△74	特別償却準備金	△232
その他	△165	その他	△165
繰延税金負債合計	△945	繰延税金負債合計	△705
繰延税金資産の純額	2,757	繰延税金資産の純額	2,723
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳		２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳	
連結財務諸表提出会社の法定実効税率	40.4%	連結財務諸表提出会社の法定実効税率	40.4%
（調整）		（調整）	
海外連結子会社の税率差異	△18.2	海外連結子会社の税率差異	△17.1
交際費等永久に損金に算入されない項目	0.4	交際費等永久に損金に算入されない項目	0.4
住民税均等割等	0.1	住民税均等割等	0.1
受取配当金等永久に益金に算入されない項目	△1.8	受取配当金等永久に益金に算入されない項目	△1.5
受取配当金等連結消去に伴う影響額	1.8	受取配当金等連結消去に伴う影響額	1.5
持分法による投資利益	△0.5	持分法による投資利益	△0.2
試験研究費等の特別税額控除	△0.5	試験研究費等の特別税額控除	△0.7
その他	0.6	その他	△0.9
税効果会計適用後の法人税等の負担率	22.3	税効果会計適用後の法人税等の負担率	22.0

(セグメント情報)

【事業の種類別セグメント情報】

	第68期連結会計年度（自　平成17年４月１日　至　平成18年３月31日）								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
Ⅰ．売上高及び営業損益									
(1) 外部顧客に対する売上高	190,551	10,092	104,456	35,483	1,864	1,777	344,228	―	344,228
(2) セグメント間の内部売上高又は振替高	744	246	0	0	33	4,333	5,357	(5,357)	―
計	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
営業費用	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
営業利益又は営業損失（△）	74,862	933	20,369	6,859	△154	646	103,516	(2,421)	101,095
Ⅱ．資産、減価償却費、減損損失及び資本的支出									
資産	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
減価償却費	18,715	108	6,444	855	―	53	26,177	74	26,251
減損損失	―	―	―	―	864	―	864	368	1,232
資本的支出	37,243	208	7,958	2,391	761	159	48,722	63	48,785

	第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）							
	情報・通信		アイケア		その他	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	(百万円)			
Ⅰ．売上高及び営業損益								
(1) 外部顧客に対する売上高	219,252	9,092	119,808	40,849	1,089	390,093	―	390,093
(2) セグメント間の内部売上高又は振替高	413	248	0	0	2,765	3,427	(3,427)	―
計	219,665	9,341	119,808	40,849	3,855	393,521	(3,427)	390,093
営業費用	139,581	8,850	98,641	31,634	4,205	282,914	(34)	282,880
営業利益又は営業損失（△）	80,084	490	21,167	9,214	△350	110,606	(3,393)	107,213
Ⅱ．資産、減価償却費、減損損失及び資本的支出								
資産	258,746	7,760	118,228	24,410	2,518	411,664	35,979	447,644
減価償却費	27,448	125	7,405	1,169	45	36,193	145	36,338
減損損失	―	―	―	―	87	87	―	87
資本的支出	39,899	155	11,671	2,118	90	53,935	496	54,432

（注）１．当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。
２．事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶パネル用部品、ＨＤＤ用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	その他	クリスタルガラス製品、情報システムの構築、業務請負

３．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前連結会計年度2,629百万円、当連結会計年度3,369百万円であり、その主なものは、当社の本社部門並びに海外の地域持株会社に係る費用であります。
４．資産のうち消去又は全社の項目に含めた全社資産の金額は、前連結会計年度35,135百万円、当連結会計年度61,381百万円であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

５．第69期連結会計年度より、事業区分並びに主要製品及び役務につき(注)２のように変更しております。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。
従来の事業区分によった場合の事業の種類別セグメント情報は下記のとおりであります。

	第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
Ⅰ．売上高									
(1) 外部顧客に対する売上高	219,252	9,092	119,808	40,849	322	767	390,093	－	390,093
(2) セグメント間の内部売上高又は振替高	413	248	0	0	10	2,754	3,427	(3,427)	－
計	219,665	9,341	119,808	40,849	333	3,522	393,521	(3,427)	393,093
営業費用	139,581	8,850	98,641	31,634	1,141	3,063	282,914	(34)	282,880
営業利益又は営業損失（△）	80,084	490	21,167	9,214	△808	458	110,606	(3,393)	107,213
Ⅱ．資産、減価償却費及び資本的支出等									
資産	258,746	7,760	118,228	24,410	352	2,166	411,664	35,979	447,644
減価償却費	27,448	125	7,405	1,169	1	43	36,193	145	36,338
減損損失	－	－	－	－	87	－	87	－	87
資本的支出	39,899	155	11,671	2,118	72	17	53,935	496	54,432

(注) １．第68期連結会計年度までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶パネル用部品、ＨＤＤ用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣、業務請負

【所在地別セグメント情報】

	第68期連結会計年度 （自 平成17年４月１日 至 平成18年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	244,998	35,471	39,231	24,526	344,228	―	344,228
(2) セグメント間の内部売上高又は振替高	23,900	221	683	120,813	145,618	(145,618)	―
計	268,898	35,692	39,914	145,340	489,846	(145,618)	344,228
営業費用	230,413	34,606	33,366	97,225	395,612	(152,479)	243,132
営業利益	38,484	1,086	6,548	48,114	94,234	6,861	101,095
Ⅱ．資産	163,840	22,377	63,345	149,298	398,861	(37,323)	361,537

	第69期連結会計年度 （自 平成18年４月１日 至 平成19年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	270,373	37,455	51,336	30,927	390,093	―	390,093
(2) セグメント間の内部売上高又は振替高	26,847	305	812	159,124	187,089	(187,089)	―
計	297,220	37,761	52,149	190,052	577,182	(187,089)	390,093
営業費用	257,021	36,915	44,663	135,226	473,826	(190,946)	282,880
営業利益	40,199	845	7,485	54,825	103,355	3,857	107,213
Ⅱ．資産	193,390	13,507	107,564	207,158	521,619	(73,975)	447,644

（注）１．国又は地域の区分の方法及び各区分に属する主な国又は地域
(1) 国又は地域の区分の方法………………地理的近接度によっており、当社グループ事業所の所在地別区分であります。
(2) 各区分に属する主な国又は地域………北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、中国、韓国、台湾等
（オーストラリアを含む）

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前連結会計年度2,317百万円、当連結会計年度2,993百万円であり、その主なものは、本社部門に係る費用であります。

３．資産のうち消去又は全社の項目に含めた全社資産の金額は前連結会計年度33,958百万円、当連結会計年度59,046百万円であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

【海外売上高】

	第68期連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)				
	北米	欧州	アジア	その他の地域	計
Ⅰ．海外売上高（百万円）	42,673	41,200	85,988	859	170,722
Ⅱ．連結売上高（百万円）					344,228
Ⅲ．連結売上高に占める海外売上高の割合（％）	12.4%	12.0%	25.0%	0.2%	49.6%

	第69期連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)				
	北米	欧州	アジア	その他の地域	計
Ⅰ．海外売上高（百万円）	44,954	53,524	113,059	7	211,545
Ⅱ．連結売上高（百万円）					390,093
Ⅲ．連結売上高に占める海外売上高の割合（％）	11.5%	13.7%	29.0%	0.0%	54.2%

（注）１．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度によっており、顧客の所在地別区分であります。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）

アジア：シンガポール、タイ、韓国、台湾等

（オーストラリアを含む）

その他の地域：サウジアラビア、ブラジル等

【関連当事者との取引】

第68期連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

該当事項はありません。

第69期連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

該当事項はありません。

（１株当たり情報）

第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）		第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	648.87円	１株当たり純資産額	845.98円
１株当たり当期純利益	171.71円	１株当たり当期純利益	193.50円
潜在株式調整後１株当たり当期純利益	171.08円	潜在株式調整後１株当たり当期純利益	192.78円
当社は、平成17年７月20日開催の取締役会の決議に基づき、平成17年11月15日付をもって当社普通株式１株につき４株の割合による株式の分割を行いました。 前期首に当該株式分割が行われたと仮定した場合における前連結会計年度の（１株当たり情報）の各数値は以下のとおりであります。		―	
１株当たり純資産額	623.59円		
１株当たり当期純利益	144.71円		
潜在株式調整後１株当たり当期純利益	144.38円		

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	75,620	83,391
普通株主に帰属しない金額（百万円）	65	―
（うち利益処分による取締役賞与）	(65)	(―)
普通株式に係る当期純利益（百万円）	75,554	83,391
期中平均株式数（千株）	440,007	430,967
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	―	―
普通株式増加数（千株）	1,624	1,615
（うち新株予約権）	(1,624)	(1,615)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	―	平成18年10月19日開催取締役会決議による第６回新株予約権 （株式の数780,800株）

（企業結合・事業分離に関する注記）

第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	１．取引の概要及び目的 当社は、平成18年７月28日の当社代表執行役の決定により、平成18年10月１日付で、コンタクトレンズ製造部門を会社分割し、当社の全額出資子会社でありますHOYAヘルスケア株式会社に承継しました。 HOYAヘルスケア株式会社はコンタクトレンズの小売販売事業を展開しておりますが、コンタクトレンズの製造部門を同社が承継することにより、市場のニーズを迅速かつ効率的に製品の製造開発に反映し、HOYAグループとしてより効率的な事業運営体制の構築を目的とします。 ２．株式の割当て 本分割は、当社の全額出資子会社を承継会社としており、本分割にあたり新たな株式の発行は行いません。 ３．当社の新株予約権に関する取扱い 当社の新株予約権の新株予約権者に対して、当該新株予約権に代わるものとして承継会社の新株予約権は交付しません。 ４．会計処理の概要 本分割は、企業結合に係る会計基準上の分類において、共通支配下の取引となるため、移転される資産及び負債については、当社は移転損益を認識せず、また、承継企業においても、移転前に付された適正な帳簿価額で計上されます。 ５．企業結合日に移転された資産及び負債の額並びにその主な内訳 流動資産　1,075百万円 固定資産　589 資産計　1,664 流動負債　68 負債計　68

（重要な後発事象）

第68期連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	第69期連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
該当事項はありません。	当社は、平成19年５月31日開催の取締役会において、ペンタックス株式会社（以下、「ペンタックス」といいます）の株式を公開買付けにより取得することを決議致しました。 また、平成19年６月15日において公開買付けの方法の一部変更を決議致しました。 １．公開買付けの目的 当社とペンタックスは、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、両社の得意な光学・精密加工技術によって、魅力ある製品を開発、より広い範囲の顧客に対して提供を行うことにより、企業価値の創出を図ってまいります。 経営統合後は、事業ポートフォリオの最適化を図り、競争力のさらなる強化を実現することを目指してまいります。 ２．公開買付けの方法 （１）買付け価格 ①普通株式：１株につき金770円 但し、ペンタックスの第77期定時株主総会で、第77期の剰余金の配当につき、剰余金の配当額が１株当り７円を上回る金額で承認された場合は、７円を超過して決議された剰余金の配当額に相当する金額分を770円から控除した金額。 ②ペンタックス転換社債：１個（各社債の額面金額100万円）につき金1,433,056円 但し、ペンタックスの第77期定時株主総会で、第77期の剰余金の配当につき、剰余金の配当額が１株当たり７円を上回る金額で承認された場合は、各社債の発行価額をその転換価額である金540円で除した数に普通株式の買付け価格を乗じた金額。 ③ペンタックス第１回新株予約権：１個につき１円 （２）買付け予定株式の上限 なし。 （３）買付け予定株式の下限 67,740,000株 （４）公開買付けの開始時期 ペンタックスが第77期有価証券報告書を関東財務局長に提出した日の３営業日後を目処として開始する予定です。

2 【会社以外の団体の場合】

該当事項はありません。

3 【個人の場合】

該当事項はありません。

第３【公開買付者及びその特別関係者による株券等の所有状況及び取引状況】

１【届出書提出日現在における株券等の所有状況】

(1)【公開買付者及び特別関係者による株券等の所有状況の合計】

	所有する株券等の数	令第７条第１項第２号に該当する株券等の数	令第７条第１項第３号に該当する株券等の数
株券	1,000（株）	―（株）	―（株）
新株予約権証券	―	―	―
新株予約権付社債券	―	―	―
株券等預託証券（　　　　）	―	―	―
合計	1,000	―	―
所有株券等の合計数	1,000	―	―
(所有潜在株券等の合計数)	(―)	―	―

(2)【公開買付者による株券等の所有状況】

	所有する株券等の数	令第７条第１項第２号に該当する株券等の数	令第７条第１項第３号に該当する株券等の数
株券	1,000（株）	―（株）	―（株）
新株予約権証券	―	―	―
新株予約権付社債券	―	―	―
株券等預託証券（　　　　）	―	―	―
合計	1,000	―	―
所有株券等の合計数	1,000	―	―
(所有潜在株券等の合計数)	(―)	―	―

(3)【特別関係者による株券等の所有状況（特別関係者合計）】

該当事項はありません。

(4)【特別関係者による株券等の所有状況（特別関係者ごとの内訳）】

該当事項はありません。

２【株券等の取引状況】

(1)【届出日前60日間の取引状況】

氏名又は名称	株券等の種類	増加数	減少数	差引
ＨＯＹＡ株式会社	株券 (普通株式)	1,000株 (1,000株)	―	1,000株

(注)　公開買付者が取得した1,000株は、当時対象者取締役であった三橋信一郎氏との間で平成19年５月31日付けで行われた相対売買によって取得したものです。

３【当該株券等に関して締結されている重要な契約】

該当事項はありません。

４【届出書の提出日以後に株券等の買付け等を行う旨の契約】

該当事項はありません。

第４【公開買付者と対象者との取引等】

１【公開買付者と対象者又はその役員との間の取引の有無及び内容】

(1) 対象者との取引

当社は、対象者へ光学製品の販売等を行っており、その取引金額は以下のとおりです。

（単位：百万円）

	第67期 （自　平成16年４月１日 至　平成17年３月31日）	第68期 （自　平成17年４月１日 至　平成18年３月31日）	第69期 （自　平成18年４月１日 至　平成19年３月31日）
対象者への光学製品の販売	652	306	129
対象者への設備保守料の支払い	0	－	－

(2) 役員との取引

該当事項はありません。

２【公開買付者と対象者又はその役員との間の合意の有無及び内容】

本公開買付けについては、対象者の取締役会より賛同を得ております。

当社と対象者は、平成19年５月31日付けで大要次の事項を内容とする経営統合に関する合意書（平成19年６月15日付け変更契約書により変更。以下変更後の同合意書を「本合意書」といいます。）を締結しております。

—　公開買付け

本公開買付けの成立を条件として、本公開買付けの期間の末日の翌日に、ペンタックス新株予約権の全てを対象者が無償で取得しかつ消却する旨が対象者取締役会において決議されていること、対象者取締役会において本公開買付けに賛同する旨が決議されていること、本合意書において両者間で合意された各議案を平成19年６月に開催される対象者の定時株主総会に上程する旨が対象者の取締役会において承認されていること、等の条件が全て充足したことを条件として、公開買付者は、本公開買付けを開始する。

本公開買付けにおける対象者普通株式１株の買付価格は770円とするが、対象者の第77期定時株主総会で、第77期の剰余金の配当額が１株につき７円を上回る金額で承認された場合は、７円を超過して決議された剰余金の配当額に相当する金額分を770円から控除した金額（１円未満の端数が生ずる場合は１円未満を四捨五入した整数とする。）を買付価格とする。

ペンタックス新株予約権付社債１個の買付価格は、1,433,056円とするが、対象者の第77期の剰余金の配当額が１株につき７円を上回る金額で承認された場合は、各社債の発行価額である1,005,000円をその転換価額である金540円で除した数に対象者普通株式１株の買付価格を乗じた金額（１円未満の端数が生ずる場合は１円未満を四捨五入した整数とする。）とする。

—　事業運営

対象者は、通常の業務の範囲内でその事業の運営を営む。

—　経営統合

本公開買付けが成立した場合、税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案し、対象者と協議の上で、公開買付者を完全親会社とし対象者を完全子会社とする株式交換等の組織再編取引等、適切な方法により経営統合を行う。

—　排他的交渉義務

公開買付者及び対象者は、各々、第三者との間で、その締結または実行により公開買付者と対象者との経営統合に実質的な支障を来たす、第三者による資本参加、資産の全部または一部の譲渡、募集株式の募集、事業譲渡、合併、会社分割、株式交換、及び株式移転を締結、実行、提案または勧誘してはならない。ただし、所定の手続を経て第三者の提案の条件が明らかに本公開買付けの条件を上回ると対象者が合理的に判断した場合は、対象者は解約金10億円を公開買付者に支払った上で本合意書を解除することができる。

一　違約金

公開買付者または対象者が、本合意書の有効期間中に排他的交渉義務その他本合意書に定める一定の義務に違反した場合、本合意書終了後３ヶ月が満了する日以前に第三者との間で競合取引に関する契約その他の合意を行った場合（但しかかる競合取引が本合意書に定める排他的交渉義務に違反する行為に起因するものではない旨を当該当事者が立証した場合を除く。）その他所定の場合には、他方当事者は一定の費用に30億円の違約金を加算した金額を請求することができる。

また、当社と対象者が、平成18年12月21日付けで締結した「合併に関する基本合意書」（基本合意書）は平成19年５月31日をもって失効いたしましたが、基本合意書中、以下の事由については本書提出日現在も効力が存続しております。

一　解約金

公開買付者または対象者が、基本合意書の有効期間中に一定の排他的交渉義務に違反した場合、基本合意書終了後３ヶ月が満了する日以前に第三者との間で競合取引に関する契約その他の合意を行った場合（但しかかる競合取引が基本合意書に定める排他的交渉義務に違反する行為に起因するものではない旨を当該当事者が立証した場合を除く。）その他所定の場合には、他方当事者は一定の費用と30億円の解約金を請求することができる。かかる請求のうち平成19年５月31日時点で既に発生している事由に起因して、上記合意に基づき発生する請求権は平成19年５月31日以降も存続する。

第５【対象者の状況】

１【最近３年間の損益状況等】

(1)【損益の状況】

（単位：百万円）

決算年月	平成17年３月期 （第75期）	平成18年３月期 （第76期）	平成19年３月期 （第77期）
売上高	98,057	108,312	117,127
売上原価	75,865	84,773	92,116
販売費及び一般管理費	19,544	21,538	21,668
営業外収益	1,111	3,703	2,063
営業外費用	1,023	1,728	2,174
当期純利益	2,499	830	1,175

（注）　上記は対象者の第75期有価証券報告書（平成17年６月28日提出）、第76期有価証券報告書（平成18年６月26日提出）及び第77期有価証券報告書（平成19年６月28日提出）より引用しています。

(2)【１株当たりの状況】

（単位：円）

決算年月	平成17年３月期 （第75期）	平成18年３月期 （第76期）	平成19年３月期 （第77期）
１株当たり当期純利益	19.84	6.71	9.21
１株当たり配当額 （内１株当たり中間配当額）	4.50 (―)	6.00 (―)	7.00 (―)
１株当たり純資産額	302.02	320.24	323.11

（注）　上記は対象者の第75期有価証券報告書（平成17年６月28日提出）、第76期有価証券報告書（平成18年６月26日提出）及び第77期有価証券報告書（平成19年６月28日提出）より引用しています。

２【株価の状況】

証券取引所名又は証券業協会名	株式会社東京証券取引所　市場第一部						
月別	平成19年 １月	２月	３月	４月	５月	６月	７月
最高株価（円）	756	737	726	806	808	778	770
最低株価（円）	665	634	636	669	755	765	768

（注）　平成19年７月については、７月２日までのものです。

3【株主の状況】

(1)【所有者別の状況】

平成19年３月31日現在

区分	株式の状況（１単元の株式数1,000株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数（人）	―	51	29	94	89	2	9,756	10,019	―
所有株式数（単元）	―	58,222	4,580	3,621	32,664	2	28,419	127,506	419,007
所有株式数の割合（％）	―	45.66	3.59	2.84	25.62	0.00	22.29	100.00	―

（注）１　自己名義株式は「個人その他」の欄に140単元、「単元未満株式の状況」の欄に164株含まれています。
なお、自己名義株式140,164株は、株主名簿記載上の株式数であり、平成19年３月31日現在の実質保有株式数は138,164株であります。

２　「その他の法人」の欄には、証券保管振替機構名義の株式が４単元含まれています。

（注１）　上記（（注）１及び２を含みます。）は対象者の第77期有価証券報告書（平成19年６月28日提出）に基づいて作成しております。

(2)【大株主及び役員の所有株式の数】

①【大株主】

平成19年３月31日現在

氏名又は名称	住所又は所在地	所有株式数（千株）	発行済株式の総数に対する所有株式数の割合（％）
エイチエスビーシー　ファンド　サービシイズ　スパークス　アセット　マネジメント　コーポレイテッド（常任代理人　香港上海銀行東京支店）	1 QUEEN'S ROAD CENTRAL HONG KONG,CHINA（東京都中央区日本橋３丁目11番１号）	14,609	11.41
日本トラスティ・サービス信託銀行株式会社	東京都中央区晴海１丁目８番11号	11,236	8.78
日本マスタートラスト信託銀行株式会社	東京都港区浜松町２丁目11番３号	8,406	6.57
株式会社みずほコーポレート銀行	東京都千代田区丸の内１丁目３番３号	6,093	4.76
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	4,988	3.89
ゴールドマン・サックス・インターナショナル	東京都港区六本木６丁目10番１号	4,771	3.72
株式会社りそな銀行	大阪府大阪市中央区備後町２丁目２番１号	3,093	2.41
朝日生命保険相互会社	東京都千代田区大手町２丁目６番１号	3,083	2.41
株式会社足利銀行	栃木県宇都宮市桜４丁目１番25号	2,796	2.18
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	2,761	2.15
計	―	61,836	48.28

（注）１　日本トラスティ・サービス信託銀行株式会社及び日本マスタートラスト信託銀行株式会社の所有株式数は、全て信託業務に係る株式です。

2　以下のとおり大量保有報告書が関東財務局に提出されていますが、対象者として当期末時点における実質所有状況の確認ができませんので、上記「大株主」では考慮していません。

氏名又は名称	報告義務発生日	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
スパークス・アセット・マネジメント投信株式会社	平成19年３月20日	30,680	23.98
フィデリティ投信株式会社	平成19年３月９日	16,133	12.61

（注１）　上記（（注）１及び２を含みます。）は対象者の第77期有価証券報告書（平成19年６月28日提出）より引用しています。

②【役員】

平成19年６月28日現在

氏名	役名	職名	所有株式数（千株）	発行済株式の総数に対する所有株式数の割合（%）
谷島信彰	代表取締役兼社長執行役員		1	0.00
鳥越興	取締役兼上級執行役員	イメージングシステム事業本部長兼北米センター長	20	0.02
豊嶋秀直	取締役		－	－
西浦裕二	取締役		－	－
小川良太	常勤監査役		25	0.02
田島茂司	常勤監査役		6	0.00
中村渡	監査役		－	－
計	－	－	54	0.04

（注）１　取締役豊嶋秀直及び西浦裕二は、会社法第２条第15号に定める社外取締役です。
　　２　監査役田島茂司及び中村渡は、会社法第２条第16号に定める社外監査役です。

3　なお、以下の２名は平成19年６月27日開催の定時株主総会において取締役として選任されましたが、平成19年９月末日までの間において、公開買付者が公開買付者の対象者に対する株券等保有割合（法第27条の23第４項に定義されます。）が50パーセントを超えた旨記載した大量保有報告書を関東財務局に対し提出した日に選任の効力が生ずるものとされています。

役名	氏名	生年月日	略歴	
取締役	大原幸男	昭和24年11月28日生	昭和51年９月	株式会社保谷電子（昭和57年10月　ＨＯＹＡ株式会社に吸収合併）入社
			平成元年４月	HOYA Corporation USA Vice President
			平成３年４月	Continuum Electro-Optics Inc. Senior Vice President
			平成６年４月	ＨＯＹＡコンテニュアム株式会社　代表取締役社長
			平成12年４月	ＨＯＹＡサービス株式会社　代表取締役社長（現在）
取締役	George Stuart Souther（ジョージ　スチュアート　サザー）	昭和35年８月11日生	平成５年	サリヴァン・アンド・クロムウェル法律事務所入所
			平成６年	ニューヨーク州弁護士登録
			平成７年	ジョーンズ・デイ法律事務所（ジュネーブ）入所
			平成11年２月	コンパック・フィナンシャル・サービス入社（現ヒューレット・パッカード・フィナンシャル・サービス）
			平成15年１月	日本ヒューレット・パッカード株式会社入社　法務本部長就任
			平成18年２月	ＨＯＹＡ株式会社入社　ＨＯＹＡグループ法務総括責任者就任（現在）

4　対象者では、意思決定・監督と執行の分離による取締役会の活性化のため、執行役員制度を導入しています。執行役員は以下の15名です。

役名	職名	氏名
社長執行役員	コーポレートセンター長	谷島信彰
上級執行役員	イメージングシステム事業本部長兼北米センター長	鳥越　興
上級執行役員	事業サポートセンター長兼事業開発センター長	浦　俊市
上級執行役員	技術統括センター長兼益子事業所長	岩村　誠
上級執行役員	コンポーネント事業本部長兼オプトデバイス事業部長	山野内　隆
上級執行役員	研究開発本部長	植田裕久
上級執行役員	人財開発部長	堀　貴久雄
執行役員	コンポーネント事業本部　DCM事業部長	大野政博
執行役員	コーポレートセンター　副センター長兼財務経理統括部長	榎本幹久
執行役員	医療機器管理部長兼ライフケア事業本部ニューセラミックス事業部長	竹内啓泰
執行役員	技術統括センター　法務知的財産部長	伊丹辰男
執行役員	イメージングシステム事業本部　副本部長兼第二開発部長	北沢利之
執行役員	コーポレートセンター　副センター長兼内部統制統括部長	西野　充
執行役員	ライフケア事業本部長兼医用機器事業部長	大原健一
執行役員	コーポレートセンター　経営企画統括部長兼欧州センター長	神原　稔

5　対象者では、独創的な技術・開発及びその他の専門的な業務を行うため、スペシャリストとして「ペンタックスフェロー」を設けています。ペンタックスフェローは以下の４名です。

役名	職名	氏名
ペンタックスフェロー	イメージングシステム事業本部　副本部長	川　崎　雅　博
ペンタックスフェロー	研究開発本部　光学研究部長	丸　山　晃　一
ペンタックスフェロー	社長室長兼内部監査室長	横　田　昭　一
ペンタックスフェロー	コンポーネント事業本部　DCM事業部付	野　村　　　博

（注１）　上記（（注）１ないし５を含みます。）は対象者の第77期有価証券報告書（平成19年６月28日提出）に基づいて作成しております。

（注２）　発行済株式の総数に対する所有株式数の割合は、小数点以下第３位を四捨五入しています。

４【その他】

該当事項はありません。

公開買付開始公告

平成19年7月3日

各 位

東京都新宿区中落合二丁目7番5号
ＨＯＹＡ株式会社
代表執行役最高経営責任者　鈴木　洋

ＨＯＹＡ株式会社（以下「当社」または「公開買付者」といいます。）は、平成19年７月２日の代表執行役決定により、証券取引法（昭和23年法律第25号。その後の改正を含みます。以下「法」といいます。）による公開買付け（以下「本公開買付け」といいます。）を下記のとおり行いますので、お知らせいたします。

記

1．公開買付けの目的

(1) 本公開買付けの背景

公開買付者は光学ガラスを出発点に、光学材料と精密加工技術を活かして事業領域を拡大してまいりました。積極的な技術革新によりグローバルにニッチな市場を創造し、トップの地位を確立することで高収益を実現しております。情報エレクトロニクス分野では半導体関連のマスクブランクスやＨＤＤ用ガラス磁気ディスク基板において世界でトップシェアを誇り、光学ガラス・レンズなどで世界のトップメーカーの一角をなしています。またアイケア分野でもメガネレンズなどでトップメーカーの一角を担っています。新たな事業領域の開拓にも積極的に取り組んでおり、中長期的には医療関連分野をさらなる成長の中核と位置付け、白内障治療に用いられる眼内レンズのグローバル展開に着手しております。

対象者は、長年蓄積されたカメラ、レンズの開発から製造までのノウハウを活かし、その光学技術をコアとして、光学設計や画像処理などの技術を多様な製品分野へ応用することにより、光学・精密機器分野において技術力に裏打ちされた事業展開を進めてきました。ライフケア事業においては、内視鏡分野で早期から海外での展開を進め、グローバルな地位を確立しているほか、メディカルアクセサリー、骨補填材として用いられるニューセラミックスなどといった多様な製品を展開しています。オプティカルコンポーネント事業においては、デジタルカメラモジュール及びＤＶＤ／ＣＤ互換回折ピックアップレンズなどの高度な光学技術を軸に競争力を発揮しているほか、イメージングシステム事業においてもデジタルカメラで世界的なブランド力を誇っています。

公開買付者と対象者は、それぞれ光学技術の医療分野への応用において、内視鏡による診断、低侵襲治療及びニューセラミックス、眼内レンズなどの生体機能置換製品といった高度な医療製品を展開してまいりました。この分野においては市場が世界の広範な地域に拡大しつつあり、大きな成長が見込まれる一方で、競争がグローバル化していることから、将来にわたって成長を遂げるためには、製品開発及びM＆Ａを通じて技術面における優位性を確立するとともに、患者・医療関係者の方々とともに新たな診断、治療の技術・方法を普及していく活動を行うためのグローバルなマーケティング体制を構築することが喫緊の課題であるとの認識を深めてまいりました。かかる製品開発とグローバルなマーケティング活動を実行するためには大きな投資が必要となりますが、公開買付者の潤沢なキャッシュフローを重点的に充当するとともに、これまでにアイケア事業をグローバルに展開してきた中で培われた公開買付者のグローバルな事業展開ノウハウを対象者に提供することにより、公開買付者及び対象者の当該分野での成長を加速することが可能となると考えております。

また、カメラのデジタル化以降、光学機器、関連部材の産業構造は大きく変化を遂げております。光学材料と光学機器の分野においては、アジア勢が強力な競争相手として著しい成長を見せており、その価格攻勢及び高付加価値化は今後も続くものと見込まれます。さらに、デジタルカメラ分野では、従来の光学メーカーに加えて家電メーカーが参入するなど、競争は激化の一途をたどっています。このような環境の中で継続的な成長を遂げるためには、さらなる原価低減によるコスト競争力の強化に加え、技術を軸として付加価値を高めることで徹底した差別化を図ることが必要であり、そのためには事業構造の質的な転換が重要となります。光学材料と光学機器分野においては、対象者の光学設計技術・加工技術と、公開買付者の光学材料開発・微細加工技術、及び光学レンズ大量生産能力を垂直統合することにより、新たな光学モジュール・システム製品を産み出すことのできる、グローバル市場における唯一の光学メーカーになりうると考えております。

平成18年春頃からの長期にわたる数度の協議期間を経て、公開買付者と対象者は上記のような共通の認識に至り、お互いが最良のパートナーとして各分野における互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略領域に経営資源を重点的に配分しうる体制を早急に整えることにより、事業の成長を加速するべきであると考え、平成18年12月21日に、合併に関する基本合意書（以下「基本合意書」といいます。）を締結いたしました。以後、公開買付者と対象者は、平成19年４月上旬の合併契約書の締結を目指して、鋭意協議を行ってまいりました。基本合意書締結以降本年４月上旬まで、両社は、それぞれの代表者、担当取締役のみならず、本社部門を中心として両社からの多数のメンバーの参画により、統合に必要な準備、統合後の組織運営についての検討作業を進めてまいりましたが、この間、統合に向けた準備に関して両社の従業員の間においても両社の統合を阻害するような重大な認識の齟齬はなく協議が進捗してきたと認識しております。しかしながら、その後、社内事情と株主を含む社外事情を総合判断した結果合併を断念せざるを得ない状況にある旨の連絡を対象者より受け、公開買付者の平成19年４月23日付けプレスリリース「ペンタックス株式会社との公開買い付けに関する協議継続について」に記載のとおり、公開買付者としても、対象者の一部株主の状況及び第三者との契約関係の状況等を考慮して、基本合意書において予定していた平成19年10月１日を合併期日とする合併を行う方法により両社の経営統合を行うことは実務上難しいとの認識に至りました。かかる認識のもと、合併による経営統合が実務上困難になった場合には基本合意書に定める合併の目的と精神に従い経営統合を行うための代替的方法について速やかに誠実協議する旨を規定した基本合意書の条項に基づき、公開買付者は、対象者に対し、両社間の協議において既に検討されていた公開買付者が対象者の全ての株式を対象として現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを正式に提案し、両社間において基本合意書に基づき協議を続けてまいりました。その結果、公開買付者と対象者は、基本合意書締結時に両社間で共有していた、両社の経営統合が公開買付者及び対象者の企業価値の向上に資するという認識は現在においても変わりないこと及び経営統合を行う方法としては、まず、公開買付者が対象者の全ての株式を取得するための公開買付けを行い、その後、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に公開買付者が対象者を完全子会社化することで両社の経営統合を行う旨、平成19年５月31日に合意に至りました。その後、公開買付者と対象者は、かかる合意で定められた公開買付けの開始時期、買付予定株式数の下限、対象者の普通株式の買付価格等、公開買付けの条件の一部について変更する旨を平成19年６月15日に合意いたしました。

(2) 本公開買付けの目的

公開買付者は、本公開買付けを経て、公開買付者と対象者の経営を完全に統合することを最終的な目的としております。公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、両社の得意な光学・精密加工技術によって、魅力ある製品を開発し、より広い範囲の顧客に対して提供を行うことにより、企業価値の創出を図ることができると考えております。

経営統合後は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図り、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現することが可能となります。

統合後の新会社グループの事業運営は、以下に述べる基本的方針に従って行う予定です。

① ライフケア分野（内視鏡、メディカルアクセサリー、ニューセラミックス、眼内レンズ）：
戦略的成長分野と位置付け、今後需要の高まる低侵襲医療領域を追求してまいります。内視鏡による低侵襲診断、腹腔鏡手術器具や内視鏡用処置具による低侵襲治療といった、診断から処置までの一貫した展開を図るとともに、ニューセラミックス、眼内レンズなどの生体機能置換製品の市場をグローバルに開拓することを主軸とします。研究開発投資、M＆Aを通じた製品開発力の向上と国内外の営業・マーケティング体制の拡充のために重点的に投資することにより成長を加速させ、事業規模の倍増を目指します。

② オプティクス分野（光学ガラス・レンズ、デジタルカメラモジュール、微小レンズなど）：
設計から材料、レンズ、加工、モジュールまでの垂直統合により、コスト競争力を高めると同時に、技術開発力を質的に転換・強化し、新たな光学モジュール・システム製品を産み出すことのできる、グローバル市場における唯一の光学メーカーを目指します。また、公開買付者と対象者の製造拠点、顧客基盤を相互利用することにより、成長著しいアジア新興勢力を含めた今後の業界の構造変化に対応しうる競争力を確保し、持続的成長を果たす所存です。

③ 情報エレクトロニクス分野（フォトマスクブランクス、ガラス磁気ディスク）：
世界トップシェアの事業であり、統合後の新会社グループの収益力の中心事業として競争力の強化と事業成長を図ります。

④ アイケア分野（メガネレンズ、コンタクトレンズ）：
安定的成長が期待できる事業であり、統合後の新会社グループのもう一つの中心事業として、競争力の強化と事業成長を図ります。

⑤ イメージングシステム分野（デジタルカメラ、双眼鏡など）：
高付加価値かつユニークな技術による製品で差別化を図ることで、競争力を発揮できる分野に特化して、事業価値を高めてまいります。また、新しい光学機器システム技術を生み出す母体と位置付け、ライフケア分野、セキュリティ分野などにも水平展開を図る所存です。

⑥ 新規分野、その他の分野においても、将来的に収益力の強化及び成長が見込まれる事業には積極的に投資を行う一方、選択と集中による事業の効率化と経営資源の有効活用を目指します。

なお、対象者の有するペンタックスブランドにつきましては、その重要性及び経済的価値に鑑み公開買付者と対象者との経営統合後も存続させる意向です。

(3) 買付け等の価格

① 普通株式
公開買付者と対象者は、基本合意書締結に際し、公平性を期すため第三者機関として公開買付者はＵＢＳ証券会社（以下「ＵＢＳ」といいます。）に、対象者はモルガン・スタンレー証券株式会社（以下「モルガン・スタンレー」といいます。）にそれぞれ合併比率の算定を依頼し、両第三者機関はそれぞれ市場株価分析、ディスカウンテッド・キャッシュフロー分析（以下「ＤＣＦ分析」といいます。）、類似企業比較分析等を用いて公開買付者、対象者の企業価値・株式価値を算定しました。公開買付者はＵＢＳの合併比率算定の内容を検討し、一方、対象者はモルガン・スタンレーの合併比率算定の内容を検討し、それを踏まえて両社協議を行いました。その結果、両社は対象者の普通株式１株に対して、公開買付者の普通株式0.158株を割り当てる合併比率（以下「本合併比率」といいます。）に合意し、平成18年12月21日に本合併比率を規定した基本合意書を締結いたしました。
しかしながら、基本合意書締結後の公開買付者及び対象者の普通株式の市場価格の推移に鑑み、本合併比率には満足できない旨の意向が対象者の一部の株主から表明された旨の報告を対象者経営陣から受けたこと、対象者が第三者と締結している契約の状況等に鑑み、基本合意書において予定していた平成19年10月１日を合併期日とする合併を行う方法による両社の経営統合は困難であるとの判断に至ったため、公開買付者が対象者の全ての株式を対象として現金を対価とする公開買付けを行う方法により両社の経営統合を行うことを対象者に対し提案いたしました。以下に述べるとおり、本公開買付けにおける普通株式１株当たりの買付価格金770円（以下「本買付価格」といいます。）は、本合併比率を踏まえて、一層のプレミアムを付与した価格です。
公開買付者と対象者が基本合意書を締結した日の直前営業日である平成18年12月20日の株式会社東京証券取引所における公開買付者普通株式の終値である4,490円に本合併比率を乗じた価格（709.42円）は、株式会社東京証券取引所における対象者普通株式の終値642円に対して約10.50％のプレミアム、平成18年９月21日から平成18年12月20日までの３ヶ月間の株式会社東京証券取引所における公開買付者普通株式の終値の単純平均値をもとにすると、同期間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値559円（小数点以下四捨五入）に対して約27.05％のプレミアムを内包した水準に相当しています。
一方、本買付価格は、公開買付者と対象者が基本合意書を締結した日の直前営業日である平成18年12月20日の株式会社東京証券取引所における対象者普通株式の終値642円に対して約19.94％のプレミアム、平成18年９月21日から平成18年12月20日までの３ヶ月間の株式会社東京証券取引所における対象者普通株式の終値の単純平均値559円（小数点以下四捨五入）に対して約37.75％のプレミアムを加えた額に相当しています。

② 平成15年10月14日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債（以下「ペンタックス新株予約権付社債」といいます。）
本公開買付けにおけるペンタックス新株予約権付社債１個当たりの買付価格は、各社債の発行価額（各社債の額面金額である100万円の100.5％）を転換価額である540円で除した数に本公開買付けにおける普通株式の１株当たりの買付価格である金770円（本買付価格）を乗じた金額である1,433,056円といたしました。な

お、本公開買付けが成立した場合には、ペンタックス新株予約権付社債のうち本公開買付けに応募されなかったものについては、ペンタックス新株予約権付社債の繰上償還条項に従って額面金額である100万円で繰上償還が行われる予定ですが、本公開買付けにおけるペンタックス新株予約権付社債１個当たりの買付価格は、繰上償還金額100万円に対して約43.31%のプレミアムを加えた額に相当しています。

③ 平成17年５月23日開催の対象者取締役会の決議及び同年６月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第１回新株予約権（以下「ペンタックス新株予約権」といいます。）
本公開買付けの成立を条件として、公開買付期間の末日の翌日にペンタックス新株予約権を消却する旨が対象者の取締役会で決議されていること、及び本公開買付けが成立し、公開買付者がペンタックス新株予約権を取得したとしても公開買付者はこれを行使することができないことに鑑み、本公開買付けにおけるペンタックス新株予約権１個当たりの買付価格は１円と決定いたしました。
なお、公開買付者及び対象者は、両社の経営統合が完了するまでの間は、公開買付者の事前の書面による合意なしに対象者の買収防衛策（平成17年６月24日開催の対象者の定時株主総会の承認を得て導入された信託型ライツプランを含みます。）を発動させない旨合意しており、対象者の取締役会は、平成17年５月23日開催の対象者取締役会の決議及び同年６月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス新株予約権に関する「新株予約権発行要項」８．(1)．ｉ．⑤に基づき、公開買付者が対象者の株券等を取得または保有することが対象者の企業価値の最大化に反するおそれがない旨、本公開買付けについて決議しています。なお、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっておりますが、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行または移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。

対象者の取締役会は、本公開買付けに関する意見を検討するにあたり、第三者算定機関であるみずほ証券株式会社より対象者の株式等の価値に関する算定報告書を取得しました。なお、同報告書では、対象者の株式価値について、Discounted Cash Flow（ＤＣＦ）法、類似企業比較法及び市場株価法の各手法を用いて分析をしております。また、対象者の取締役会は森・濱田松本法律事務所の助言を受け、その上でこれらの情報を参考にして、対象者の企業価値及び株主利益の観点から本公開買付けにつき十分な協議を行った結果、本公開買付けの諸条件は妥当であると判断し、本公開買付けに賛同することを取締役会の全員一致で決議しました。

(4) 本公開買付け後の経営統合

公開買付者は、公開買付者と対象者の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と、将来に向けた新たな成長の加速を図るためには、対象者を完全子会社化することにより、両社の経営の完全統合を行う必要があると考えております。したがって、本公開買付けにより公開買付者が対象者の全ての株式を取得できなかった場合は、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で本公開買付けの後に対象者を完全子会社化することを予定しています。かかる取引に際しては、対象者株式については本買付価格を参考にし、公開買付者株式についてはその市場株価の状況を参考にあわせて様々な分析を総合的に勘案し、公開買付者及び対象者両社の株主の利益を損なわないように配慮しつつ、再度第三者機関に評価を依頼した上で、両社間の合意により対象者株式の株主に交付する対価に関する条件を決定する予定です。

本公開買付けの成立後、両社の経営の完全統合後のあるべき姿を協議・検討する期間、対象者は、独立した法人として対象者の商号及びペンタックスブランドを維持しながら業務運営を行い、主要事業間の相互シナジーを維持・発展させます。対象者の業務の執行は、対象者から選任された執行役員がこれを行い、主要事業は、各事業の事業本部長がその雇用を含む運営及び収益に関し責任を負う予定です。

(5) 上場廃止となる見込みがある旨及び上場廃止を目的とする理由

本公開買付けにおいては買付けを行う株式等の数に上限は設定されていないため、本公開買付けの結果によっては、対象者の株式は、株式会社東京証券取引所の株券上場廃止基準に従い、所定の手続を経て上場廃止となる可能性があります。また、当該基準に該当しない場合でも、本公開買付けにより公開買付者が対象者の全ての株式等を取得できなかった場合は、公開買付者と対象者を統合するに際して問題となる税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案の上、株式交換等の組織再編取引等適切な方法で

本公開買付けの後に対象者を完全子会社化することを予定していますので、その場合には対象者の株式は上場廃止になります。

(6) 株式に換算した買付予定数の下限について

なお、本公開買付けでは、株式に換算した買付予定数（以下「買付予定数」といいます。）の下限を67,740,000株としております。これは、対象者の平成19年３月31日現在の発行済株式総数（127,925,007株）から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00%に相当します。

2．公開買付けの内容

(1) 対象者の名称　　ペンタックス株式会社

(2) 買付け等を行う株券等の種類
① 普通株式
② 平成15年10月14日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債（ペンタックス新株予約権付社債）
③ 平成17年５月23日開催の対象者取締役会の決議及び同年６月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第１回新株予約権（ペンタックス新株予約権）

(3) 買付け等の期間

① 届出当初の期間

平成19年７月３日（火曜日）から平成19年８月６日（月曜日）まで（24営業日）

② 対象者の請求に基づく延長の可能性の有無

法第27条の10第３項の規定により、対象者から買付け等の期間の延長を請求する旨の記載がされた意見表明報告書が提出された場合は、買付け等の期間は30営業日、公開買付期間は平成19年８月14日（火曜日）までとなります。

③ 期間延長の確認連絡先

ＨＯＹＡ株式会社　本店
東京都新宿区中落合二丁目７番５号
03－3952－1160　ＩＲ・広報グループマネジャー　伊藤　直司
確認受付時間　平日午前10時から午後５時まで

(4) 買付け等の価格
① 普通株式　１株につき金770円
② ペンタックス新株予約権付社債　１個（各社債の額面金額100万円）につき金1,433,056円
③ ペンタックス新株予約権　１個につき金１円

(5) 買付予定の株券等の数

株式に換算した買付予定数		67,740,000株
株式に換算した超過予定数		—株
株式に換算した買付予定数及び超過予定数の合計		—株

（注１）株式に換算した買付予定数（買付予定数）の67,740,000株は、対象者の平成19年３月31日現在の発行済株式総数（127,925,007株）から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00%に相当します。応募株券等の総数が買付予定数（67,740,000株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

（注２）公開買付期間の末日までに、ペンタックス新株予約権付社債に付された新株予約権が行使される可能性が

ありますが、当該行使により発行または移転される対象者の普通株式も本公開買付けの対象とします。

（注３）単元未満株式についても、本公開買付けの対象としております。但し、応募に際しては株券を提出する必要があります（株券が公開買付代理人を通じて株式会社証券保管振替機構（以下「保管振替機構」といいます。）により保管されている場合は、株券の提出は必要ありません。）。

（注４）対象者が保有する自己株式については、本公開買付けを通じて取得する予定はありません。

(6) 買付予定の株券等に係る議決権の数が対象者の総議決権の数に占める割合　50.00％

（注１）「買付予定の株券等に係る議決権の数」は、本公開買付けにおける株式に換算した買付予定数（67,740,000株）に係る議決権の数（67,740個）です。

（注２）「対象者の総議決権の数」は、対象者の平成19年３月期（第77期）有価証券報告書（平成19年６月28日提出）記載の平成19年３月31日現在の総議決権の数（127,368個）です。但し、「買付予定の株券等に係る議決権の数が対象者の総議決権の数に占める割合」の計算においては、同有価証券報告書記載の単元未満株式のうち単元未満自己株式を除いた418,843株に係る議決権の数418個、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株に係る議決権の数7,684個を加算した135,470個を「対象者の総議決権の数」として計算しています。なお、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっておりますが、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行または移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。しかるに、ペンタックス新株予約権の行使により発行または移転されうる対象者の普通株式の数は200,000,000株と非常に多く、これを買付予定数に加算して表示を行うと本公開買付けの実態と乖離した株主及び投資家の皆様に極めて判りにくい表示となることから、上記計算に際しては、ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式に係る議決権の数は加算しておりません。ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総議決権の数」は335,470個となります。

（注３）ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総議決権の数」を分母として計算すると、「買付予定の株券等に係る議決権の数が対象者の総議決権の数に占める割合」は20.19％となります。

（注４）買付予定数の67,740,000株は、対象者の平成19年３月31日現在の発行済株式総数（127,925,007株）から対象者の保有する自己株式138,164株を除き、ペンタックス新株予約権付社債4,136百万円に付された新株予約権の行使により発行または移転される可能性のある対象者の普通株式の最大数7,684,530株を加えた数（135,471,373株）の約50.00％に相当します。応募株券等の総数が買付予定数（67,740,000株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付けを行います。なお、公開買付期間末日における応募株券等の総数の計算に際しては、ペンタックス新株予約権付社債については、その発行要項に基づき公開買付期間の末日現在有効な転換価額を用いて株式に換算します。

（注５）小数点以下第３位を四捨五入しています。以下(7) 及び(8) において同様です。

(7) 公告日における公開買付者の所有に係る株券等の株券等所有割合及び公告日における特別関係者の株券等所有割合並びにこれらの合計

公開買付者　0.00％　　特別関係者　―％　　合計　0.00％

(8) 買付け等の後における公開買付者の所有に係る株券等の株券等所有割合並びに当該株券等所有割合及び公告日における特別関係者の株券等所有割合の合計

公開買付者　50.00％　　合計　50.00％

（注１）ペンタックス新株予約権200,000,000個の行使により発行または移転される普通株式の最大数に係る議決権を加算した場合の「対象者の総議決権の数」を分母として計算すると、「買付け等の後における公開買付者の所有に係る株券等の株券等所有割合」は20.19％となります。

（注２）公開買付者は、応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付け等を行いますので、「買付け等の後における公開買付者の所有に係る株券等の株券等所有割合」は最

大で100.00%となる可能性があります。但し、ペンタックス新株予約権200,000,000個も本公開買付けの対象となっているものの、ペンタックス新株予約権には譲渡制限が付されており、かつ、対象者は、ペンタックス新株予約権を本公開買付けに応募させない旨を公開買付者と合意しているため、ペンタックス新株予約権及びペンタックス新株予約権の行使により発行または移転される普通株式を公開買付者が実際に取得する可能性はほとんどありません。

(9) 応募の方法及び場所

① 公開買付代理人
三菱ＵＦＪ証券株式会社　　東京都千代田区丸の内二丁目４番１号

② 応募株主等（株主並びにペンタックス新株予約権付社債及びペンタックス新株予約権の保有者をいい、以下「応募株主等」といいます。）は、所定の「公開買付応募申込書」に所要事項を記載のうえ、応募株券等を添えて、公開買付期間の末日の16時00分（日本時間。以下特段の記載がない場合は全て日本時間を指します。）までに公開買付代理人の本店または全国各支店において応募してください。なお、応募の際にはご印鑑をご用意ください。

③ 本公開買付けにおいては、公開買付代理人以外の証券会社を経由した応募の受付は行われません。

④ 株券が公開買付代理人（または公開買付代理人を通じて保管振替機構）により保管されている場合は、株券の提出は必要ありません。但し、保管されている株券について預り証が発行されている場合には、その預り証をご提出ください。なお、譲渡による新株予約権の取得について対象者の取締役会の承認を要する旨の制限が付されている新株予約権につきましては、併せまして対象者により発行される譲渡承認通知書をご提出ください。

⑤ ペンタックス新株予約権付社債の応募につきましては、ペンタックス新株予約権付社債の包括大券が、欧州の証券決済機関であるユーロクリア・バンク・エス・エイ・エヌ・ブイ（Euroclear Bank S.A./N.V.）またはクリアストリーム・バンキング・ソシエテ・アノニム（Clearstream Banking, société anonyme）（以下「欧州証券決済機関」といいます。）の共通保管機関に保管されている場合は、ペンタックス新株予約権付社債券の提出は必要ありません。

⑥ ペンタックス新株予約権の譲渡には対象者の取締役会の承認が必要です。

⑦ 応募株券等が不発行となっている方は、対象者にて、応募株券等発行の手続きを行い、発行された応募株券等を添えて公開買付期間の末日の16時00分までに、公開買付代理人の本店または全国各支店において応募してください。

⑧ ペンタックス新株予約権付社債及びペンタックス新株予約権に付された新株予約権の行使により発行または移転され、交付される対象者普通株式も本公開買付けの対象とします。

⑨ 公開買付代理人に口座を開設していない場合には、新規に口座を開設していただく必要があります。新規に口座を開設される場合、本人確認書類（注１）が必要になります。また、既に口座を開設されている場合であっても、本人確認書類が必要な場合があります。なお、本人確認書類等の詳細につきましては、公開買付代理人にお尋ねください。また、ペンタックス新株予約権付社債を応募される方は、外国証券取引口座を開設していただきます。

⑩ ペンタックス新株予約権付社債の応募につきましては、ペンタックス新株予約権付社債の包括大券が欧州証券決済機関の共通保管機関に保管されている場合は、公開買付期間中に、ユーロクリア・バンク・エス・エイ・エヌ・ブイにおける公開買付代理人の顧客口決済口座に、応募するペンタックス新株予約権付社債を移管していただくことが必要となります。ペンタックス新株予約権付社債の応募に際しては、公開買付代理人の顧客口決済口座への外国証券保管先指定書を、公開買付応募申込書とあわせて提出していただきます。なお、かかる手続きを経たペンタックス新株予約権付社債の社債権者は、公開買付代理人における口座が開設された後、本公開買付けが成立し、当該ペンタックス新株予約権付社債の決済が行われるまでの間、当該口座においてペンタックス新株予約権付社債を保有することとなります。

⑪ 応募の受付に際し、公開買付代理人より応募株主等に対して、公開買付応募申込の受付票が交付されます。

⑫ 外国の居住者である株主等（株主、ペンタックス新株予約権付社債の社債権者及びペンタックス新株予約権の新株予約権者をいいます。またこれら株主等が法人である場合を含み、以下「外国人株主等」といいます。）の場合、日本国内の常任代理人を通じて応募してください。また、本人確認書類（注１）をご提出いただく必要があります。

⑬ 日本の居住者である個人株主の場合、買付けられた応募株券等に係る売却代金と取得費等との差額は、株式

等の譲渡所得等に関する申告分離課税（注２）の適用対象となります。

（注１）本人確認書類について

公開買付代理人に新規に口座を開設される場合、次の本人確認書類が必要になります。

個人……………住民票の写し（６ヶ月以内に作成の原本）、健康保険証、運転免許証等（氏名、住所、生年月日の全てを確認できるもの）

法人……………登記簿謄本、官公庁から発行された書類等（６ヶ月以内に作成のもので、名称及び本店または主たる事務所の所在地の両方を確認できるもの）
法人自体の本人確認に加え、取引担当者（当該法人の代表者が取引する場合はその代表者）個人の本人確認が必要となります。

外国人株主等…外国人（居住者を除く。）、外国に本店または主たる事務所を有する法人の場合、日本国政府の承認した外国政府または権限のある国際機関の発行した書類その他これに類するもので、居住者の本人確認書類に準じるもの。

（注２）日本の居住者の株式等の譲渡所得等に関する申告分離課税について（個人株主の場合）

日本の居住者である個人株主の方につきましては、株式等の譲渡所得には、一般に、申告分離課税が適用されます。公開買付けへの応募による売却につきましても、通常の証券会社を通じた売却として取り扱われることとなります。税務上の具体的なご質問等は、税理士などの専門家にご確認いただき、株主ご自身でご判断いただきますようお願い申し上げます。

(10) 買付け等の決済をする証券会社の名称

三菱ＵＦＪ証券株式会社　　東京都千代田区丸の内二丁目４番１号

(11) 決済の開始日　　平成19年８月14日（火曜日）

（注）　法第27条の10第３項の規定により買付け等の期間が延長された場合は、平成19年８月22日（水曜日）となります。

(12) 決済の方法及び場所

公開買付期間終了後遅滞なく、公開買付けによる買付け等に関する通知書を応募株主等（外国人株主等の場合はその常任代理人）の住所宛に郵送します。

買付けは、現金にて行います。買付けられた株券等に係る売却代金は、応募株主等（外国人株主等の場合はその常任代理人）の指示により、決済の開始日以後遅滞なく、公開買付代理人から応募株主等（外国人株主等の場合はその常任代理人）の指定した場所へ送金します。

(13) 株券等の返還方法

下記「(14) その他買付け等の条件及び方法」の「①　法第27条の13第４項各号に掲げる条件の有無及び内容」または「②　公開買付けの撤回等の条件の有無、その内容及び撤回等の開示の方法」に記載の条件に基づき応募株券等の全部を買付けないこととなった場合には、返還することが必要な株券等は、応募株主等（外国人株主等の場合はその常任代理人）の指示により、決済の開始日（公開買付けの撤回等を行った場合は撤回等を行った日）以後速やかに、応募株主等への交付若しくは応募株主等（外国人株主等の場合はその常任代理人）の住所への郵送により返還するか、または、当該株券等が応募の時点において公開買付代理人（若しくは公開買付代理人を通じて保管振替機構、ペンタックス新株予約権付社債につきましてはユーロクリア・バンク・エス・エイ・エヌ・ブイ）により保管されていた場合は、応募が行われた時の保管の状態に戻します。

(14) その他買付け等の条件及び方法

①　法第27条の13第４項各号に掲げる条件の有無及び内容

応募株券等の総数が買付予定数（67,740,000株）に満たない場合は、応募株券等の全部の買付けを行いません。応募株券等の総数が買付予定数（67,740,000株）以上の場合には、応募株券等の全部の買付けを行います。

②　公開買付けの撤回等の条件の有無、その内容及び撤回等の開示の方法

証券取引法施行令（昭和40年政令第321号。その後の改正を含みます。以下「令」といいます。）第14条第１項第１号イ乃至リ及びヲ乃至ソ、第２号イ、第３号イ乃至チ、第４号、第５号並びに同条第２項第３号乃

至第６号に定める事項のいずれかが生じた場合は、本公開買付けの撤回等を行うことがあります。

撤回等を行おうとする場合は、電子公告を行いその旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、発行者以外の者による株券等の公開買付けの開示に関する内閣府令（平成２年大蔵省令第38号。その後の改正を含みます。以下「府令」といいます。）第20条に規定する方法により公表し、その後直ちに公告を行います。

③ 買付け等の価格の引下げの条件の有無、その内容及び引下げの開示の方法

対象者が公開買付期間中に、法第27条の６第１項第１号の規定により令第13条第１項に定める行為を行った場合は、府令第19条第１項に定める基準により買付け等の価格の引下げを行うことがあります。

引下げを行おうとする場合は、電子公告を行いその旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。当該公告が行われた日以前の応募株券等についても、変更後の買付条件等により買付けを行います。

④ 応募株主等の契約の解除権についての事項

応募株主等は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。契約の解除をされる場合は、公開買付期間の末日の16時00分までに、公開買付代理人の本店または全国各支店に公開買付応募申込の受付票を添付の上、本公開買付けに係る契約の解除を行う旨の書面（以下「解除書面」といいます。）を交付または送付してください。契約の解除は、解除書面が公開買付代理人に交付され、または到達した時に効力を生じます。但し、送付の場合は、解除書面が公開買付期間の末日の16時00分までに公開買付代理人に到達することを条件とします。

なお、公開買付者は応募株主等による契約の解除があった場合においても、損害賠償または違約金の支払いを応募株主等に請求することはありません。また、保管した応募株券等の返還に要する費用も公開買付者の負担とします。

⑤ 買付条件等の変更をした場合の開示の方法

公開買付者は、公開買付期間中、法第27条の６及び令第13条により禁止される場合を除き、買付条件等の変更を行うことがあります。

買付条件等の変更を行おうとする場合は、その変更等の内容につき電子公告を行い、その旨を日本経済新聞に掲載します。但し、公開買付期間の末日までに公告を行うことが困難な場合は、府令第20条に規定する方法により公表し、その後直ちに公告を行います。当該公告が行われた日以前の応募株券等についても、変更後の買付条件等により買付けを行います。

⑥ 訂正届出書を提出した場合の開示の方法

公開買付者が訂正届出書を関東財務局長に提出した場合は、直ちに、訂正届出書に記載した内容のうち公開買付開始公告に記載した内容に係るものを、府令第20条に規定する方法により公表します。また、直ちに公開買付説明書を訂正し、かつ、既に公開買付説明書を交付している応募株主等に対しては、訂正した公開買付説明書を交付して訂正します。但し、訂正の範囲が小範囲に止まる場合には、訂正の理由、訂正した事項及び訂正後の内容を記載した書面を作成し、その書面を応募株主等に交付することにより訂正します。

⑦ 公開買付けの結果の開示の方法

本公開買付けの結果については、公開買付期間の末日の翌日に、令第９条の４及び府令第30条の２に規定する方法により公表します。

⑧ その他

公開買付届出書、公開買付説明書その他これらに関連する資料の配布は、一定の法域においては法律により制約される場合があります。公開買付届出書、公開買付説明書その他これらに関連する資料を入手する者は、かかる制約について自ら了知しこれを遵守することが、公開買付者により要求されます。

３．対象者またはその役員との本公開買付けに関する合意の有無

本公開買付けについては、対象者の取締役会より賛同を得ております。

当社と対象者は、平成19年５月31日付けで大要次の事項を内容とする経営統合に関する合意書（平成19年６月15日付け変更契約書により変更。以下変更後の同合意書を「本合意書」といいます。）を締結しております。

一　公開買付け

本公開買付けの成立を条件として、本公開買付けの期間の末日の翌日に、ペンタックス新株予約権の全てを対象者が無償で取得しかつ消却する旨が対象者取締役会において決議されていること、対象者取締役会において本

公開買付けに賛同する旨が決議されていること、本合意書において両者間で合意された各議案を平成19年６月に開催される対象者の定時株主総会に上程する旨が対象者の取締役会において承認されていること、等の条件が全て充足したことを条件として、公開買付者は、本公開買付けを開始する。

本公開買付けにおける対象者普通株式１株の買付価格は770円とするが、対象者の第77期定時株主総会で、第77期の剰余金の配当額が１株につき７円を上回る金額で承認された場合は、７円を超過して決議された剰余金の配当額に相当する金額分を770円から控除した金額（１円未満の端数が生ずる場合は１円未満を四捨五入した整数とする。）を買付価格とする。

ペンタックス新株予約権付社債１個の買付価格は、1,433,056円とするが、対象者の第77期の剰余金の配当額が１株につき７円を上回る金額で承認された場合は、各社債の発行価額である1,005,000円をその転換価額である金540円で除した数に対象者普通株式１株の買付価格を乗じた金額（１円未満の端数が生ずる場合は１円未満を四捨五入した整数とする。）とする。

一　事業運営

対象者は、通常の業務の範囲内でその事業の運営を営む。

一　経営統合

本公開買付けが成立した場合、税務・会計上の影響、米国証券法上の継続開示義務の有無、第三者との契約関係等を勘案し、対象者と協議の上で、公開買付者を完全親会社とし対象者を完全子会社とする株式交換等の組織再編取引等、適切な方法により経営統合を行う。

一　排他的交渉義務

公開買付者及び対象者は、各々、第三者との間で、その締結または実行により公開買付者と対象者との経営統合に実質的な支障を来たす、第三者による資本参加、資産の全部または一部の譲渡、募集株式の募集、事業譲渡、合併、会社分割、株式交換、及び株式移転を締結、実行、提案または勧誘してはならない。ただし、所定の手続を経て第三者の提案の条件が明らかに本公開買付けの条件を上回ると対象者が合理的に判断した場合は、対象者は解約金10億円を公開買付者に支払った上で本合意書を解除することができる。

一　違約金

公開買付者または対象者が、本合意書の有効期間中に排他的交渉義務その他本合意書に定める一定の義務に違反した場合、本合意書終了後３ヶ月が満了する日以前に第三者との間で競合取引に関する契約その他の合意を行った場合（但しかかる競合取引が本合意書に定める排他的交渉義務に違反する行為に起因するものではない旨を当該当事者が立証した場合を除く。）その他所定の場合には、他方当事者は一定の費用に30億円の違約金を加算した金額を請求することができる。

また、当社と対象者が、平成18年12月21日付けで締結した「合併に関する基本合意書」（基本合意書）は平成19年５月31日をもって失効いたしましたが、基本合意書中、以下の事由については本公告日現在も効力が存続しております。

一　解約金

公開買付者または対象者が、基本合意書の有効期間中に一定の排他的交渉義務に違反した場合、基本合意書終了後３ヶ月が満了する日以前に第三者との間で競合取引に関する契約その他の合意を行った場合（但しかかる競合取引が基本合意書に定める排他的交渉義務に違反する行為に起因するものではない旨を当該当事者が立証した場合を除く。）その他所定の場合には、他方当事者は一定の費用と30億円の解約金を請求することができる。かかる請求のうち平成19年５月31日時点で既に発生している事由に起因して、上記合意に基づき発生する請求権は平成19年５月31日以降も存続する。

４．公開買付届出書の写しを縦覧に供する場所

ＨＯＹＡ株式会社	東京都新宿区中落合二丁目７番５号
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号

５．公開買付者である会社の目的、事業の内容及び資本金の額

(1) 会社の目的

公開買付者は、つぎの事業を行うことを目的とする。

① 各種ガラスおよびセラミックス製品の製造、販売

② 各種化学材料および製品の製造、販売

③ エレクトロニクス関連素材、部品および機器の製造、販売
④ オプトエレクトロニクス（電子光学）関連素材、部品および機器の製造、販売
⑤ 光学ガラス、光学機器および関連製品の製造、販売
⑥ 計量器、測定器の部品および機器の製造、販売
⑦ 眼鏡用レンズ・フレーム・機器および関連医療用具の製造、販売
⑧ コンタクトレンズおよび関連医療用具の製造、販売
⑨ 眼内レンズの製造、卸、販売
⑩ 医薬品、医薬部外品および医療用材料・機器の製造、販売
⑪ テーブルウェアー・ハウスウェアー（家庭用品）関連製品の製造、販売
⑫ 美術工芸品およびインテリア製品の製造、販売
⑬ ソフトウェアーの開発および販売
⑭ データ通信サービスおよびデーターベースサービスの提供
⑮ インターネットのプロバイダー業およびインターネットでの広告業務
⑯ インターネットの企業用ホームページの企画、立案および作成業務
⑰ 前各号に掲げる製品の輸出入
⑱ 前各号に付帯する一切の業務

(2) 事業の内容

当社グループは、当社及び関係会社68社（平成19年３月31日現在）により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は、当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分がメーカー、専門店等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。情報・通信分野、アイケア分野を中心とした事業部門がそれぞれの事業責任のもとに、ＨＯＹＡ株式会社グローバル本社の立案した経営戦略を遂行しております。また、地域別には、北米・欧州・アジア各地域の地域本社が、国・地域とのリレーションの強化、法務支援及び内部監査等を行い事業活動の推進をサポートしています。なおグローバルベースでの財務マネジメント機能は、当社オランダ支店に置いております。

(3) 資本金の額　　6,264,201,967円（平成19年７月３日現在）

以　上

2007. 7. 3. 日経新聞（朝刊）
The Nikkei Shimbun, July 3, 2007

公開買付開始公告についてのお知らせ

平成19年7月3日

各　位

東京都新宿区中落合二丁目7番5号
ＨＯＹＡ株式会社
代表執行役最高経営責任者　鈴木　洋

当社は、平成19年7月2日の代表執行役による決定をもって、証券取引法による公開買付けを下記のとおり行いますのでお知らせいたします。

記

1. 対象者の名称　ペンタックス株式会社
2. 買付け等を行う株券等の種類　(1)普通株式　(2)新株予約権付社債　(3)新株予約権
3. 買付け等の期間　平成19年7月3日（火曜日）から平成19年8月6日（月曜日）まで
4. 買付け等の価格
   (1)普通株式1株につき金770円
   (2)平成15年10月14日開催の対象者取締役会の決議に基づき発行された円建転換社債型新株予約権付社債1個（各社債の額面金額100万円）につき金1,433,056円
   (3)平成17年5月23日開催の対象者取締役会の決議及び同年6月24日開催の対象者定時株主総会の承認に基づき発行されたペンタックス株式会社第1回新株予約権1個につき金1円
5. 買付予定の株券等の数　67,740,000株
6. 買付け等の決済をする証券会社の名称　三菱ＵＦＪ証券株式会社

なお、公告の内容が掲載される電子公告アドレスは次のとおりです。
https://info.edinet.go.jp/EdiHtml/main.htm

以　上

END